08054312

SEC
Mail Processing
Section

JUL 01 2008

Washington, DC
104

Quantum.

PROCESSED
JUL 1 0 2008
THOMSON REUTERS

Fiscal 2008
Proxy Statement
Annual Report

To Our Stockholders:

Fiscal Year 2008 was the first full year operating as a combined company since Quantum's acquisition of ADIC in August 2006. During the year, we completed the integration, made significant progress in improving our core operating model and further refined our strategic focus. As a result, today Quantum is a $1 billion storage company with a tape business that is more profitable than it has been in recent years and that is centered on the strongest segments of the tape market. In addition, we have a growth platform in disk and software that encompasses data de-duplication, one of the hottest areas of storage.

Our strategy moving forward is to build on this foundation and further enhance our ability to deliver backup, recovery and archive solutions that extend from remote and distributed offices at the edge to central data centers at the core. This will involve deeper integration of our disk, tape, and software assets, as well as common management, broad-based security, and comprehensive service and support. All of this, along with our long-standing expertise in data protection, positions Quantum very well as storage administrators continue to struggle with the ever-increasing growth of data, shrinking backup windows, demand for faster restores, compliance and security issues, power and cooling costs, and ongoing budget and resource constraints.

The past year was primarily about transitioning to this new strategy:

- We shifted our investments to create greater growth potential, reducing and optimizing tape R&D while increasing investment in disk and software development and our branded sales and marketing capabilities.
- We moved away from lower margin business and focused on higher margin sales opportunities, as reflected by an increase in branded revenue.
- We took a significant amount of cost out of the combined business.
- We introduced our new DXi7500 enterprise disk backup system with policy-based de-duplication and replication, which serves as the anchor for our DXi-Series platform.

As a result of these actions, we demonstrated significant improvement in our financial model. Driven by a solid increase in gross margins and continued management of expenses, both operating income and net income for FY08 were the highest they've been in five years, when intangibles amortization, stock-based compensation, acquisition-related expenses and debt refinancing costs are excluded. In addition, we showed strong cash generation and improved our debt structure, paying down debt and refinancing on more favorable terms. As of the end of FY08, we had reduced our ADIC acquisition-related debt by 32 percent in just a little over 19 months.

While we feel very good about this progress, we fell short of our goals for growing our overall branded business and our disk and software revenue. Addressing these gaps is our top priority this year, and we believe the recent general availability launch of DXi7500, software licensing agreement with EMC, and changes we've made in Sales and Marketing will all help in this regard.

With the launch of the DXi7500, we can now provide customers with end-to-end de-duplication and replication through a single family of disk-based solutions that also integrates closely with tape and, together, can all be deployed under a common management system. In addition, beyond providing the capacity, performance, scalability and availability required in enterprise environments, the DXi7500 is the first solution in the industry that provides policy-based de-duplication. Highlighting the flexibility of the DXi7500, this means that customers can choose the de-duplication method that best meets their needs for a specific backup job instead of being constrained by the limitations other vendors impose with a "one size fits all" approach.

Our leadership in de-duplication technology is also reflected in EMC's decision to license our de-duplication and replication software, which builds on the strong relationship we already have through EMC's reselling of our midrange and enterprise tape libraries. As EMC has stated, they looked at the target-based de-duplication software of all the major players in the market and concluded that Quantum's technology was clearly best suited to meet the needs of their customers. EMC has incorporated this software into three new products, which will generate licensing revenue for Quantum.

Finally, we expect to grow our branded revenue through various changes we've made in Sales and Marketing. This includes realigning our North American Sales organizational structure to create stronger territories with greater opportunity to win deals, improving our lead generation program, better leveraging the DXi specialist team we created last year to support end-to-end solution sales and implementation, and enhancing our engagement with top channel partners, independent software vendors and server virtualization providers.

In closing, despite some of the challenges we had over the past year, there is much that we accomplished, and we laid the foundation for greater success in FY09. We have a clearly defined strategy and set of priorities, are well-positioned in one of the highest growth segments of storage (data de-duplication), and have a unique combination of assets and expertise to address the evolving challenges customers face in backup, recovery and archive – challenges which they continue to identify as among their top pain points in storage. Our focus in the coming year is to leverage these strengths and opportunities to generate higher-margin branded revenue growth while continuing to execute on our core operating model.

We thank you for your continued support.

Rick Belluzzo



Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995 for Quantum Corporation

This letter contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Specifically, the statements relating to: (1) our expectations regarding growing our business; (2) our expectations regarding the performance of our products, including the DXi7500; and (3) our expectations regarding future revenue, including our branded business revenue and our revenue generated from our new licensing arrangement with EMC, are forward-looking statements within the meaning of the Safe Harbor. These statements are based on management's current expectations and are subject to risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ materially from those described herein include, but are not limited to, operational difficulties, unforeseen technical limitations, unexpected material deviation in product operation, the ability of competitors to introduce new solutions that compete more successfully with our solutions, unexpected changes in market conditions and unanticipated changes in customers' needs or requirements. More detailed information about these risks, and additional risks, are set forth under "Risk Factors" on pages 11-22 in the Company's Form 10-K for the annual period ended March 31, 2008 included with this letter. Quantum expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

QUANTUM CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON
August 19, 2008

TO THE STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Quantum Corporation (the "Company" or "Quantum"), a Delaware corporation, will be held on Tuesday, August 19, 2008 at 8:00 a.m., Pacific Daylight Time, at Quantum's corporate headquarters at 1650 Technology Drive, San Jose, CA 95110, for the following purposes:

1. To elect nine directors recommended by the Board to serve until the next Annual Meeting of Stockholders or until their successors are elected and duly qualified;
2. To authorize the Company's Board of Directors to select and file one of several possible amendments to the Company's amended and restated certificate of incorporation which would effect a reverse stock split, pursuant to which any whole number of outstanding shares of the Company's Common Stock between and including four and twelve would be combined into one share of such stock; and
3. To transact such other business as may properly come before the meeting or any adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only stockholders of record at the close of business on June 20, 2008 are entitled to notice of and to vote at the meeting and any adjournment thereof.

All stockholders are cordially invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to vote, sign, date and return the enclosed proxy as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any stockholder attending the meeting may vote in person even if he or she previously returned a proxy.

By Order of the Board of Directors,

Shawn D. Hall
Vice President, General Counsel and Secretary

San Jose, California
June 27, 2008

QUANTUM CORPORATION

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of Quantum Corporation (the "Company" or "Quantum") for use at the Annual Meeting of Stockholders to be held August 19, 2008 at 8:00 a.m., Pacific Daylight Time, or at any adjournment or postponement thereof (the "Annual Meeting" or "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at the Company's corporate headquarters at 1650 Technology Drive, San Jose, CA 95110. The Company's telephone number is (408) 944-4000 and the Internet address for its website is http://www.quantum.com.

These proxy solicitation materials were first made available to the Company's stockholders on or about June 27, 2008. A copy of the Company's Annual Report to Stockholders for the fiscal year ended March 31, 2008 ("Fiscal 2008"), including financial statements, was similarly made available to the stockholders of the Company prior to or concurrently with this Proxy Statement.

Record Date; Outstanding Shares

Stockholders of record at the close of business on June 20, 2008 (the "Record Date") are entitled to notice of and to vote at the Meeting. At the Record Date, 206,969,995 shares of the Company's Common Stock, $0.01 par value (the "Common Stock"), were issued and outstanding. The closing price of the Common Stock on the Record Date, as reported by the New York Stock Exchange, was $1.55 per share.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing a written notice of revocation bearing a later date than the proxy with the Secretary of the Company (currently Shawn D. Hall) at or before the taking of the vote at the Meeting, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Secretary of the Company at or before the taking of the vote at the Annual Meeting or (iii) attending the Meeting and voting in person (although attendance at the Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy must be delivered to the Secretary of the Company at or before the taking of the vote at the Meeting.

Voting and Solicitation

Each share of Common Stock has one vote, as provided in the Company's Amended and Restated Certificate of Incorporation. Accordingly, a total of 206,969,995 votes may be cast at the Meeting. Holders of Common Stock vote together as a single class on all matters covered by this Proxy Statement. For voting with respect to the election of directors, stockholders may cumulate their votes. Cumulative voting will allow you to allocate among the director nominees, as you see fit, the total number of votes equal to the number of director positions to be filled multiplied by the number of shares you hold. For example, if you own 100 shares of Common Stock, and there are nine directors to be elected at the Annual Meeting, you could allocate 900 "FOR" votes (nine times one hundred) among as few or as many of the nine nominees to be voted on at the Meeting as you choose. See "PROPOSAL ONE — ELECTION OF DIRECTORS — REQUIRED VOTE."

In addition to using the accompanying proxy card, stockholders of record with Internet access may submit proxies by following the "Vote by Internet" instructions on their proxy cards. Most stockholders who hold shares beneficially in street name may vote by accessing the website specified on the voting instructions card provided by their broker, trustee or nominee.

The cost of soliciting proxies will be borne by the Company. The Company has not retained the services of a solicitor. The Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may be solicited by certain of the Company's directors, officers and regular employees, without additional compensation, personally or by telephone, email or otherwise.

Stockholder Proposals (Other than for Nominees to the Board of Directors)

Proposals of stockholders of the Company which are to be presented at the Company's annual meeting of stockholders for the year ended March 31, 2009 must be received by the Secretary of the Company no later than March 4, 2009 to be considered for inclusion in the proxy materials relating to that meeting.

Alternatively, under the Company's Bylaws, a proposal that the stockholder does not seek to include in the Company's proxy materials for the 2009 annual meeting must be received by the Secretary of the Company not less than sixty (60) days nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than seventy (70) days notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. The stockholder's submission must include the information specified in the Company's Bylaws.

Proposals not meeting the requirements of the preceding paragraphs will be considered untimely and will not be entertained at the 2009 annual meeting. Stockholders should contact the Secretary of the Company in writing at 1650 Technology Drive, Suite 800, San Jose CA 95110, to make any submission or to obtain additional information as to the proper form and content of submissions.

As of the date of this proxy statement, the Company has not been notified by any stockholder of his or her intent to present a stockholder proposal from the floor at this year's Annual Meeting. The proxy card submitted with this Proxy Statement grants the proxy holders discretionary authority to vote on any matter (other than stockholder proposals relating to nominees to the Board of Directors) properly brought before the Annual Meeting.

Stockholder Proposals (for Nominees to the Board of Directors)

Nominations of persons for election to the Board of Directors of the Company may be made by a stockholder of the Company entitled to vote in the election of directors at the meeting who complies with the notice procedures set forth in the Company's Bylaws. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Company. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Company not less than twenty (20) days nor more than sixty (60) days prior to the meeting. The stockholder's submission must include the information specified in the Company's Bylaws.

Proposals not meeting the requirements of the preceding paragraph will be considered untimely and will not be entertained at the 2009 annual meeting. Stockholders should contact the Secretary of the Company in writing at 1650 Technology Drive, Suite 800, San Jose CA 95110, to make any submission or to obtain additional information as to the proper form and content of submissions.

The Company has not been notified by any stockholder of his or her intent to present any stockholder proposals for nominees to the Board of Directors from the floor at this year's Annual Meeting.

Quorum; Abstentions; Broker Non-Votes

A majority of the shares of Common Stock issued and outstanding on the Record Date will constitute a quorum for the transaction of business at the Annual Meeting.

While there is no definite statutory or case law authority in Delaware as to the proper treatment of abstentions, the Company believes that abstentions should be counted for purposes of determining both (i) the presence or absence of a quorum for the transaction of business and (ii) the total number of shares entitled to vote at the Annual Meeting ("Votes Cast") with respect to a proposal (other than a proposal relating to the election of directors). In the absence of controlling precedent to the contrary, the Company intends to treat abstentions in this manner. Accordingly, abstentions will have the same effect as a vote against the proposal (other than a proposal relating to the election of directors).

Broker non-votes (i.e., votes from shares held of record by brokers as to which the beneficial owners have given no voting instructions) will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but will not be counted for purposes of determining the number of Votes Cast with respect to the particular proposal on which the broker has expressly not voted. Accordingly, broker non-votes will not affect the outcome of the voting on a proposal that requires a majority of the Votes Cast. A broker non-vote will make a quorum more readily attainable, but the broker non-vote will not otherwise affect the outcome of the vote on a proposal.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's Section 16 officers, directors and persons who own more than ten percent (10%) of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC"). Such executive officers, directors and greater than ten-percent stockholders are also required by SEC rules to furnish the Company with copies of all forms that they file pursuant to Section 16(a). Based solely on its review of the copies of such reports received by the Company, or on written representations from certain reporting persons, the Company believes that all required filings were timely made during Fiscal 2008, except for one report for Mr. William Britts and one report for Mr. Stephen Dalton, each disclosing one transaction. These late filings resulted in no liability to the individuals under Section 16(b).

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

There are nine nominees for election to the Company's Board of Directors (the "Board") this year. All of the nominees are currently serving on the Board. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named below. Each nominee has consented to be named as a nominee in the Proxy Statement and to serve as a director if elected. In the event that additional persons are nominated at the time of the Annual Meeting, the proxy holders intend to vote all proxies received by them in such a manner (in accordance with cumulative voting) as will ensure the election of as many of the nominees listed below as possible (or, if new nominees have been designated by the Board, in such a manner as to elect such nominees). In such event, the specific nominees for whom such votes will be cumulated will be determined by the proxy holders. The Company is not aware of any reason that any nominee will be unable or will decline to serve as a director. The term of office of each person elected as a director will continue until the next annual meeting of stockholders or until a successor has been elected and qualified. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which he or she is or was to be selected as a director or officer of the Company.

The Board's key roles include, but are not limited to: (i) the selection and evaluation of the Company's Chief Executive Officer ("CEO"), and overseeing CEO succession planning; (ii) advising the CEO and management on Company strategies; (iii) reviewing and approving the CEO's objectives; (iv) approving acquisitions, divestitures and other significant corporate actions; (v) advising the CEO on the performance of senior management, and significant organizational changes, including succession planning; and (vi) approving the annual operating financial plan.

The names of the nominees and certain information about them as of June 1, 2008, are set forth below.

Name of Nominee	Age	Director Since	Principal Occupation Since
Paul R. Auvil III*	44	2007	Chief Financial Officer, Proofpoint, 2006
Richard E. Belluzzo	54	2002	Chief Executive Officer of Quantum, 2002 Chairman of the Board of Quantum, 2003
Michael A. Brown†	49	1995	Chairman of the Board of Line 6, 2005 Former Chairman of Quantum, 2003
Thomas S. Buchsbaum*†	58	2005	Independent Consultant, 2005
Edward M. Esber, Jr.*†	55	1988	General Partner, The Halo Funds, 2006
Elizabeth A. Fetter+	49	2005	Former President, Chief Executive Officer and Director of Jacent Technologies, 2007
Joseph A. Marengi+	54	2007	Venture Partner, 2007
Bruce A. Pasternack+	60	2007	Venture Partner, CMEA Ventures, 2007
Dennis P. Wolf*	55	2007	Former Executive Vice President and Chief Financial Officer, MySQL, AB, 2008

* Member of the Audit Committee.

\+ Member of the Leadership and Compensation Committee.

† Member of the Corporate Governance and Nominating Committee.

Except as set forth below, each of the nominees has been engaged in his or her principal occupation described above during the past five years. There are no family relationships between any directors or executive officers of the Company.

Mr. Paul R. Auvil III has served as Chief Financial Officer of Proofpoint, Inc., a provider of messaging security solutions, since March 2006. Before Proofpoint, Mr. Auvil was an entrepreneur-in-residence for six months with Benchmark Capital, a venture capital firm, from October 2006 to March 2007. From August 2002 to July 2006, Mr. Auvil was Chief Financial Officer of VMware, Inc. Prior to joining VMware, Mr. Auvil served four years as Chief Financial Officer at Vitria Technology. Earlier in his career, he spent ten years at VLSI Technology, ultimately becoming vice president and general manager of the Internet and Secure Products Division. Mr. Auvil is a member of the Company's Audit Committee.

Mr. Richard E. Belluzzo has been Chief Executive Officer since joining the Company in September 2002 and Chairman of the Board since July 2003. Before joining Quantum, from September 1999 to May 2002, Mr. Belluzzo held senior management positions with Microsoft Corp., most recently President and Chief Operating Officer. Prior to Microsoft, from January 1998 to September 1999, Mr. Belluzzo was Chief Executive Officer of Silicon Graphics, Inc. Before his tenure at Silicon Graphics, from 1975 to January 1998, Mr. Belluzzo was with Hewlett-Packard, most recently as Executive Vice President of the computer organization. Currently Mr. Belluzzo is a member of the board of directors of PMC-Sierra and JDS Uniphase.

Mr. Michael A. Brown served as Chief Executive Officer of Quantum from September 1995 to September 2002 and as Chairman of its Board of Directors from May 1998 to July 2003. From 1993 to September 1995, he was President of the Company's desktop group, from 1992 to 1993 he was Chief Operating Officer responsible for the Company's hard disk drive business, and from 1984 to 1992 he held various marketing position with the Company. Mr. Brown also serves as Chairman of the board of directors of Line 6 and on the boards of Nektar Therapeutics and Symantec Corporation. Mr. Brown is the Chair of the Company's Corporate Governance and Nominating Committee.

Mr. Thomas S. Buchsbaum has been an independent consultant since March 2005. From March 1997 to March 2005, Mr. Buchsbaum served as vice president of the U.S. Federal Business Segment, as well as Vice President and General Manager of the K12 and Higher Education customer segments of Dell, Inc. Before Dell, Mr. Buchsbaum spent ten years at Zenith Data Systems, a computer manufacturing company, until February 1997, where he was General Manager for the federal systems business unit and General Manager of the state and local government and education segments. From 1989 to 2004, Mr. Buchsbaum served on the board of directors and the compensation committee of Group 1 Software, Inc., an application software provider. Mr. Buchsbaum also serves as an advisor to the board of Dick Blick Holdings and is a member of the Advisory Board of Augmentix Corp. Mr. Buchsbaum is the Board's lead independent director and is a member of the Company's Corporate Governance and Nominating Committee and the Audit Committee.

Mr. Edward M. Esber Jr. has served as General Partner of the Halo Funds since December 2006, as Chairman and President of The Esber Group, a strategy consulting firm, since February 1991, and has been an angel investor in The Angels Forum since 1997. Mr. Esber also serves on the boards of directors of iTaggit, Inc. and Panterra Networks. Mr. Esber is a member of the Company's Corporate Governance and Nominating Committee and the Audit Committee.

Ms. Elizabeth A. Fetter served as President and Chief Executive Officer and a director of Jacent Technologies, Inc., an order automation company for the restaurant industry from March 2007 to September 2007. Previously, from October 2001 to November 2004, she served as President and Chief Executive Officer, and a director, of QRS Corp., a retail supply chain software and services company. Prior to joining QRS from March 1999 to April 2001, Ms. Fetter was President, Chief Executive Officer, and a director, of NorthPoint Communications, a broadband services company and from January 1998 to March 1999 was Vice President and General Manager of the Consumer Services Group at US West (now Qwest), a telecommunications company. Before US West, she was an officer at SBC/Pacific Bell, where she held a number of senior leadership positions. Ms. Fetter also serves on the board of directors of Symmetricom, Inc. and several non-profit organizations. Ms. Fetter is the Chair of the Company's Leadership and Compensation Committee.

Mr. Joseph A. Marengi has been employed as a venture partner for Austin Ventures, a venture capital firm, since August 2007. His focus is on the hardware and software industry. Prior to joining Austin Ventures he worked for Dell Inc. from June 1997 to March 2007, serving as Senior Vice President of the Corporate Business Group for four years before becoming Senior Vice President of Dell Americas and later Senior Vice President of the Commercial Business Group. Previously, Mr. Marengi served in various executive leadership roles at Novell Systems, Inc., most recently as President and Chief Operating Officer of Channels. Prior to Novell, Mr. Marengi held various executive, sales and information management positions in the technology and defense industries. Mr. Marengi also serves on the board of directors of Hovnanian Enterprises, Inc. Mr. Marengi is a member of the Company's Leadership and Compensation Committee.

Mr. Bruce A. Pasternack served as president and Chief Executive Officer of Special Olympics, from May 2005 to May 2007. Prior to that, Mr. Pasternack served as senior vice president and managing partner at Booz Allen Hamilton from 1976 to May 2005, where he was the founding partner of the company's global Organization and Strategic Leadership Center, led its San Francisco and Silicon Valley business and was a member of the board of directors. Earlier in his career, he served as associate administrator for Policy and Program Management in the U.S. Federal Energy Administration (now Department of Energy). Mr. Pasternack also serves on the boards of BEA Systems, Symyx Technologies and Codexis Inc., as well as the board of trustees of The Cooper Union. Mr. Pasternack is a member of the Company's Leadership and Compensation Committee.

Mr. Dennis P. Wolf served as Executive Vice President and Chief Financial Officer for MySQL, AB, an open source database company from July 2005 to February 2008, where he was responsible for managing the company's finance operations until MySQL was acquired by Sun Microsystems. From March 2005 through June 2005, Mr. Wolf served as Executive Vice President and Chief Financial Officer of Hercules Technology Growth Capital, including during the company's initial public offering. From February 2003 to June 2005, Mr. Wolf served as Chief Financial Officer and Executive Vice President of Omnicell, Inc., where he was responsible for finance, operations and research and development. Prior to Omnicell, Mr. Wolf held financial management positions for public high technology companies including Credence Systems, Centigram, Apple Computer, and Sun Microsystems. He also currently serves on the board of Codexis, and has been a board member and chair of the audit committee for Nasdaq-listed companies including Komag and Vitria Technology. Mr. Wolf is the Chair of the Company's Audit Committee.

Board Independence

Quantum's Corporate Governance Principles provide that a majority of the Board shall consist of independent directors. The Board has determined that none of the director nominees standing for election, except for Richard E. Belluzzo, has a material relationship with Quantum (either directly or as a partner, shareholder or officer of an organization that has a relationship with Quantum) and is independent within the meaning of Quantum's director independence standards set forth in Quantum's Corporate Governance Principles, a copy of which may be found on our website located at http://www.quantum.com, by clicking "Investors" from the home page and selecting "Corporate Governance." These standards reflect all applicable regulations, including the rules of the New York Stock Exchange and the Securities and Exchange Commission.

Board Meetings and Committees

The Board of Directors of the Company held a total of eight (8) meetings during Fiscal 2008. In addition, in Fiscal 2008, the non-management directors held four (4) meetings without management present. During Fiscal 2008, all of our directors standing for election attended at least 75% of the meetings of the Board and the meetings of committees, if any, upon which such director served. All of our directors are expected to attend each meeting of the Board and the committees on which they serve and are encouraged to attend annual stockholder meetings, to the extent reasonably possible. All of our directors who were elected at our 2007 annual meeting attended our 2007 annual meeting.

The Company has an Audit Committee, a Leadership and Compensation Committee, and a Corporate Governance and Nominating Committee. Thomas S. Buchsbaum is the Company's lead independent director and as such presides at the non-management directors' meetings.

The Audit Committee of the Board currently consists of Mr. Dennis P. Wolf, Chair of the committee, Mr. Paul R. Auvil, Mr. Thomas S. Buchsbaum and Mr. Edward M. Esber, Jr. all of whom are independent directors and financially literate, as defined in the applicable New York Stock Exchange listing standards and SEC rules and regulations. Our Board has determined that Dennis P. Wolf is an audit committee financial expert as defined by SEC rules. The Audit Committee, which generally meets at least twice per quarter, once prior to quarterly earnings releases and again prior to the filing of the Company's quarterly and annual reports with the Securities and Exchange Commission, appoints the Company's independent registered public accounting firm and is responsible for approving the services performed by the Company's independent registered public accounting firm and for reviewing and evaluating the Company's accounting principles and its systems of internal accounting controls. At each meeting, the Audit Committee first meets with Company management and the Company's independent registered public accounting firm in order to review financial results and conduct other appropriate business. Then, the Audit Committee typically meets with the Company's independent registered public accounting firm, without the presence of management. The Audit Committee held a total of eight (8) meetings during Fiscal 2008.

The Leadership and Compensation Committee of the Board is currently composed of Ms. Elizabeth A. Fetter, Chair of the committee, Mr. Joseph A. Marengi and Mr. Bruce A. Pasternack, all of whom are independent directors, as defined in the applicable New York Stock Exchange listing standards. The Leadership and Compensation Committee generally meets in conjunction with Board meetings and at other times as deemed necessary by the committee or the Board. The Company's lead independent director typically attends the committee meetings. The committee held a total of five (5) meetings during Fiscal 2008. The committee operates under a written charter that is reviewed by the Board on an annual basis. The committee's charter was last reviewed and approved on January 30, 2008. The committee's primary mission is to ensure the Company provides appropriate leadership and compensation programs to enable the successful execution of its corporate strategy and objectives and to ensure the Company's programs and practices are market competitive and consistent with corporate governance best practices. The committee's primary objectives are to (1) review and approve the Company's compensation philosophy, strategy and practices, (2) review and make recommendations to the Board regarding executive and non-employee director compensation programs and (3) review the Company's strategy and practices relating to the attraction, retention, development, performance and succession of its leadership team. The committee's primary responsibilities under the charter include:

Evaluation, Strategy & Policies

- Review and approve annually the Company's compensation philosophy, strategy and practices.
- Review the Company's strategy for managing its employees worldwide, including actions and programs which support the Company's pay-for-performance philosophy and human resources strategy.
- Oversee and review the development and succession plans of the CEO's direct reports and all other vice presidents.
- Review and approve, at least annually, the goals and objectives of the CEO.
- Evaluate, at least annually, the performance of the CEO in relation to the established goals and objectives.

CEO & Executive Compensation

- Conduct an annual review of the CEO's compensation package and, either as a Committee (or together with the other independent directors, as directed by the Board, but without the presence of the CEO or other members of the management team) determine and approve all elements of the CEO's compensation to ensure it is reasonable, performance-based and aligned with the Company's strategic plans and objectives.
- Review and approve the performance objectives of the executive officers and vice presidents under the Executive Officer Annual Incentive Plan ("Incentive Plan") or the Quantum Incentive Plan ("QIP") in accordance with the terms of the Incentive Plan or the QIP to ensure consistency with the Company's strategic plans and objectives. The Committee shall also review the Incentive Plan or QIP periodically for continued effectiveness and recommend any modifications to the Board.
- Oversee, at least annually, the evaluation of the executive officers and vice presidents in relation to the established objectives.
- Review and approve the compensation packages for the executive officers (other than the CEO) and vice presidents (including all "plan" compensation, as such term is defined in Item 402 of Regulation S-K promulgated by the Securities and Exchange Commission ("SEC"), to be provided to the executive officers and vice presidents).
- Review and approve all employment contracts, consulting contracts, change of control agreements, special termination arrangements or retirement arrangements to be paid to non-employee directors, the CEO, the executive officers and all other Company vice presidents.
- Review and approve the impact of change in control and other transactions on overall compensation plans; and make recommendations to the Board regarding any special compensation actions related thereto.

Incentive Plans

- Review and approve the general terms and provisions of any short-term or long-term incentive plans for all other Company employees.
- Administer the Company's various stock incentive plans. In the administration of such plans, the Committee may, pursuant to authority delegated by the Board, (1) grant awards to individuals eligible for such grants (including grants to individuals subject to Section 16 of the Exchange Act in compliance with Rule 16b-3 promulgated thereunder), and (2) amend such awards. The Committee shall also make recommendations to the Board with respect to amendments to the plans and changes in the number of shares reserved for issuance thereunder and shall review the plans' impact on shareholder value and dilution.
- Review executive compensation plans as they pertain to the executive officers and all other vice presidents to understand and consider their compliance with IRC 162(m).

Committee Review & Reports

- Review annually the adequacy of its Committee Charter and recommend any proposed changes to the Board for approval.
- Conduct an annual performance evaluation of the Committee.
- Review and make recommendations to the Board regarding all Board compensation programs.
- Produce written reports to the Board regarding recommendations of the Committee submitted to the Board for action, and copies of the written minutes of its meetings. The Committee may also report and/or communicate any matters to outside agencies and stockholders, as appropriate, and respond to shareholder concerns.
- Review and discuss with the Company's Management the Compensation, Discussion & Analysis ("CD&A") required by Item 402 of Regulation S-K promulgated by the SEC.
- Recommend to the Board that the CD&A be included in the Company's annual report or proxy statement.
- Prepare the required compensation committee report for inclusion in the Company's annual report or proxy statement.
- Oversee the preparation by Management of all disclosures required by Item 402 of Regulation S-K, including the tabular presentations and related narrative discussions.

The committee has the power to delegate its authority to the Company's management or to a subcommittee (subject to limitations of applicable law and provided that the committee may not delegate its authority as it relates to the compensation of the CEO and the other Section 16 officers), but did not do so during Fiscal 2008. The committee is also empowered to hire outside consultants and advisors in connection with performing its duties.

The Corporate Governance and Nominating Committee is currently composed of Mr. Michael A. Brown, Chair of the committee, Mr. Thomas S. Buchsbaum and Mr. Edward M. Esber, Jr., all of whom are independent directors, as defined in the applicable New York Stock Exchange listing standards. The Corporate Governance and Nominating Committee, which meets at least twice annually, assists the Board by identifying and recommending prospective director nominees, develops corporate governance principles for Quantum, advises the Board on corporate governance matters, including composition, procedures and committees, recommends to the Board a lead independent director, oversees the evaluation of the Board, considers questions of possible conflicts of interest of Board members and of senior executives and oversees and reviews the process for succession planning of the Company's Chief Executive Officer. The Corporate Governance and Nominating Committee will consider nominees recommended by stockholders pursuant to the procedures outlined in the Company's Bylaws and as set forth herein. The Corporate Governance and Nominating Committee held four (4) meetings during Fiscal 2008.

Each of our committees is governed by a written charter, copies of which are posted on our website. The Internet address for our website is http://www.quantum.com, where the charters may be found by clicking "Investors" from the home page and selecting "Corporate Governance." A free printed copy of the charters also is available to any stockholder who requests it from Quantum's Investor Relations Department at the address stated below in the Section of this Proxy Statement entitled "Communicating with the Company" or who submits an online request by visiting the Company's website at http://www.quantum.com, where the request form may be found by clicking "Investors" from the home page and selecting "Contact Investor Relations."

Director Education

The Company's Corporate Governance Principles encourage directors to pursue ongoing education and development studies on topics that they deem relevant given their individual backgrounds and committee assignments. In Fiscal 2008, one director attended an ISS-accredited director education program.

Consideration of Director Nominees

Stockholder Recommendations and Nominations

Recommendations

It is the policy of the Corporate Governance and Nominating Committee to consider recommendations for candidates to the Board from stockholders. A stockholder that desires to recommend a candidate for election to the Board must direct the recommendation in writing to Quantum Corporation, attention: Company Secretary, 1650 Technology Drive, San Jose, CA 95110. The letter must include the candidate's name, contact information, detailed biographical data, relevant qualifications (in light of Quantum's established director considerations, as described below), information regarding any relationships between the candidate and Quantum, a statement from the recommending stockholder in support of the candidate, references and a written indication by the candidate of her or his willingness to serve, if elected.

Nominations

A stockholder that desires to nominate a person directly for election to the Board must meet the deadlines and other requirements set forth in Section 2.5 of Quantum's Bylaws and the rules and regulations of the Securities and Exchange Commission. Quantum's Bylaws can be found on our website. The Internet address for our website is http://www.quantum.com, where the Bylaws may be found by clicking "Investors" from the home page and then selecting "Corporate Governance."

Identifying and Evaluating Nominees for Director

The Corporate Governance and Nominating Committee uses the following procedures to identify and evaluate individuals recommended or offered for nomination to the Board:

- The committee regularly reviews the current composition and size of the Board.
- The committee annually evaluates the performance of the Board as a whole and the performance and qualifications of individual members of the Board eligible for re-election at the annual meeting of stockholders.
- In evaluating and identifying candidates, the committee has the authority to retain and terminate any third party search firm that is used to identify director candidates and has the authority to approve the fees and retention terms of any search firm.

- The committee reviews the qualifications of any candidate who has been properly recommended or nominated by a stockholder, as well as any candidate who has been identified by management, individual members of the Board or, if the committee determines, a search firm. Such review may, in the committee's discretion, include a review solely of information provided to the committee or may also include discussions with persons familiar with the candidate, an interview with the candidate or other actions that the committee deems proper, including the retention of third parties to review potential candidates.
- The committee will evaluate each candidate in light of the general and specific considerations that follow. The committee evaluates all nominees, whether or not recommended by a stockholder, in the same manner, as described in this Proxy Statement.
- After reviewing and considering all candidates presented to the committee, the committee will recommend a slate of director nominees to be approved by the full Board.
- The committee will endeavor to promptly notify, or cause to be notified, all director candidates of its decision as to whether to nominate such individual for election to the Board.

General Considerations

A candidate will be considered in the context of the current perceived needs of the Board as a whole. Generally, the Corporate Governance and Nominating Committee believes that candidates and nominees must reflect a Board that is comprised of directors who (i) are predominantly independent, (ii) are of high integrity, (iii) have qualifications that will increase overall Board effectiveness and (iv) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members.

Specific Considerations

Specific considerations include the following:

- The current size and composition of the Board and the needs of the Board and its committees.
- Previous experience serving on a public company board or as a member of the senior management of a public company.
- Whether the candidate would be an independent director as defined under all applicable regulations, including the rules of the NYSE and the SEC.
- The possession of such knowledge, experience, skills, expertise and diversity so as to enhance the Board's ability to manage and direct the affairs and business of the Company.
- Key personal characteristics such as strategic thinking, objectivity, independent judgment, integrity, intellect and the courage to speak out and actively participate in meetings.
- Knowledge of, and familiarity with, information technology.
- The absence of conflicts of interest with the Company's business.
- A willingness to devote a sufficient amount of time to carry out his or her duties and responsibilities effectively, including, at a minimum, a commitment to attend at least six Board meetings per year and to serve on a committee.
- Commitment to serve on the Board for an extended period of time.
- Diversity of thinking or background.
- Such other factors as the Corporate Governance and Nominating Committee may consider appropriate.

The Company believes that all of the nominees for election to our Board meet the general and specific considerations outlined above.

All of the nominees for election to our Board have previously served as Quantum directors.

Communications to the Board

Stockholders, employees and other interested parties may contact the Board, the Company's lead independent director, the non-management directors as a group or any of our directors by writing to them c/o Quantum Corporation, attention: Company Secretary, 1650 Technology Drive, Suite 800, San Jose, CA 95110, or by email at BoardofDirectors@Quantum.com. If any such interested parties wish to contact the Board, a member of the Audit Committee, the Company's lead independent director, our non-management directors as a group or any of our directors to report a concern about Quantum's conduct or about questionable accounting, internal accounting controls or auditing matters, such parties may do so anonymously by using the address above and designating the communication as "confidential." Alternatively, concerns may be reported anonymously by phone or via the world-wide-web to the following toll-free phone number or Internet address 1-866-ETHICSP (1-866-384-4277); www.ethicspoint.com. These resources are operated by Ethicspoint, an external third-party vendor that has trained professionals to take calls, in confidence, and to report concerns to the appropriate persons for proper handling. Communications raising safety, security or privacy concerns, or that otherwise relate to improper activities will be addressed in an appropriate manner.

Director Compensation

During the first and second quarters of Fiscal 2008, each director who was not an employee of the Company (each, a "Nonemployee Director") received quarterly retainers of $10,500 and an additional quarterly retainer of $1,875 for each committee on which he or she served. The retainers were paid 75% in cash and 25% in restricted stock units. The restricted stock units vest 50% upon grant and 50% after one year from the grant date, provided that the director continues to be a member of Quantum's Board at that time.

During the third and fourth quarters of Fiscal 2008, Nonemployee Directors received quarterly retainers of $10,000 and an additional quarterly retainer of $1,875 for serving on the Corporate Governance and Nominating Committee, of $2,500 for serving on the Leadership and Compensation Committee and of $3,125 for serving on the Audit Committee, all of which were paid in cash.

In addition, during the first and second quarters of Fiscal 2008, the Chair of each Board committee and the lead independent director received the following quarterly retainers, all of which were paid in cash: $2,500 for the Chair of the Audit Committee and for the lead independent director and $1,875 for the Chair of the Leadership and Compensation Committee and for the Chair of the Governance and Nominating Committee. For the third and fourth quarters of Fiscal 2008, these quarterly retainers were modified and paid as follows: $6,250 for the lead independent director, $1,875 for the Chair of the Audit Committee and for the Chair of the Corporate Governance and Nominating Committee and $1,250 for the Chair of the Leadership and Compensation Committee. No per-meeting fees are paid.

During Fiscal 2008, each Nonemployee Director also received an annual grant of stock options and restricted stock units under the Nonemployee Director Equity Incentive Plan, as amended and restated on August 17, 2007 (the "Plan"), which was approved by the Company's stockholders at the 2003 and the 2007 annual meetings of Stockholders. Each Nonemployee Director was provided with the opportunity to elect to receive the annual grant solely as restricted stock units, or 50% in stock options and 50% in restricted stock units. The Board, in its discretion, selects Nonemployee Directors to whom options and/or restricted stock units may be granted, the time or times at which such options and/or restricted stock units may be granted, the number of shares subject to each grant and the period over which such options become exercisable. During Fiscal 2008, Michael A. Brown, Thomas S. Buchsbaum, Alan L. Earhart, Edward M. Esber, Jr. and Elizabeth A. Fetter each received an option to purchase 33,000 shares of Common Stock and 11,000 restricted stock units. Joseph A. Marengi received an option to purchase 11,000 shares of Common Stock and 3,667 restricted stock units. Bruce A. Pasternack and Dennis P. Wolf each received an option to purchase 5,500 shares of Common Stock and 1,833 restricted stock units. All options were granted at an exercise price of $3.30. The options and the restricted stock units vest as follows: 25% vests on each of December 1, 2007, March 1, 2008, June 1, 2008 and September 1, 2008.

In addition to the option grant to Mr. Marengi described in the immediately preceding paragraph, in connection with Mr. Marengi's appointment to Quantum's board of directors on May 21, 2007, he received an option to purchase 45,000 shares of Common Stock at a per share exercise price of $3.09, of which 22,500 vested on June 1, 2008 and the remaining 22,500 will vest quarterly in equal installments over the following year, and an option to purchase 5,000 shares at a per share exercise price of $3.21, of which 2,500 shares vested on June 1, 2008 and the remaining 2,500 shares will vest quarterly in equal installments over the following twelve months. In addition, he received a total of 26,687 restricted stock units. 1,687 of these units vested on September 1, 2007, 12,500 will vest on September 1, 2008 and the remaining 12,500 will vest quarterly in equal installments over the following year.

In addition to the option grant to Messrs. Pasternack and Wolf described above, in connection with Mr. Pasternack's and Mr. Wolf's joining Quantum's board of directors on July 12, 2007, each received an option to purchase 45,000 shares of Common Stock at a per share exercise price of $2.83, of which 22,500 will vest on July 1, 2008 and the remaining 22,500 will vest quarterly in equal installments over the following year, and an option to purchase 5,000 shares of Common Stock at a per share exercise price of $3.21, of which 2,500 shares will vest on July 1, 2008 and the remaining 2,500 shares will vest quarterly in equal installments over the following year. In addition, each received a total of 25,943 restricted stock units. 943 of the restricted stock units vested on September 1, 2007, 12,500 will vest on September 1, 2008 and the remaining 12,500 will vest quarterly in equal installments over the following year.

Paul R. Auvil III was appointed to Quantum's board of directors effective August 23, 2007. During Fiscal 2008, Mr. Auvil received an option to purchase 50,000 stock options at an exercise price of $3.21 and 25,000 restricted stock units. 50% of the option and of the restricted stock units will vest on September 1, 2008 and the remainder of the option and the restricted stock units will vest quarterly in equal installments over the following year.

All options granted to Nonemployee Directors in Fiscal 2008 contain the following terms: (i) the exercise price per share of Common Stock was 100% of the fair market value of the Company's Common Stock on the date the option was granted; (ii) the options expire seven years after the date of grant; and (iii) the option may be exercised only while the director remains a director or within 3 years after the date the director ceases to be a director of the Company, or such longer period as may be determined by the administrator of the Plan.

The Board generally may amend or terminate the Plan at any time and for any reason, except that the Board will obtain stockholder approval for material amendments to such plan, as required by the rules of the New York Stock Exchange.

Employee directors receive no additional compensation for their service on the Board or on committees of the Board.

Compensation paid to the Nonemployee Directors during Fiscal 2008 is set forth in the following Director Compensation Table.

Name	Fees Earned or Paid in Cash [1]	Stock Awards [2][3]	Option Awards[2]	Non Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Auvil III, Paul R.	$26,250	$23,242	$18,243	$0	$0	$ 0	$ 67,735
Brown, Michael A.	$48,875	$30,219	$32,326	$0	$0	$ 0	$111,420
Buchsbaum, Thomas S.	$67,625	$30,433	$50,472	$0	$0	$ 0	$148,530
Earhart, Alan L.	$38,563	$10,363	$21,695	$0	$0	$ 0	$ 70,621
Esber, Jr., Edward M.	$57,000	$27,736	$39,799	$0	$0	$ 0	$124,535
Fetter, Elizabeth A.	$47,938	$30,989	$45,547	$0	$0	$ 0	$124,474
Marengi, Joseph A.	$38,922	$37,183	$33,466	$0	$0	$ 0	$109,571
Partridge, John M.	$13,922	($7,289)*	($27,532)*	$0	$0	$39,900 [4]	$ 19,001
Pasternack, Bruce A.	$34,281	$31,208	$24,485	$0	$0	$ 0	$ 89,974
Wheelwright, Steven C.	$18,219	($8,394)*	($22,966)*	$0	$0	$39,900 [4]	$ 26,759
Wolf, Dennis P.	$37,406	$31,208	$24,485	$0	$0	$ 0	$ 93,099

* Negative amounts caused by forfeitures of restricted stock units and of stock options upon resignation as a director of the Quantum board.

(1) Fees Earned or Paid in Cash include the following:

Name	Board Retainer	Committee Membership Retainer	Committee Chair Retainer	Lead Independent Director Retainer	Total Fees Earned or Paid in Cash
Auvil III, Paul R.[a]	$20,000	$ 6,250	$ 0	$ 0	$26,250
Brown, Michael A.	$35,750	$ 6,562.50	$6,562.50[a]	$ 0	$48,875
Buchsbaum, Thomas S.	$35,750	$15,625	$ 0	$16,250[a]	$67,625
Earhart, Alan L.[a]	$25,750	$ 5,938	$6,875	$ 0	$38,563
Esber, Jr., Edward M.	$35,750	$18,437.50 [a]	$2,812.50[a]	$ 0	$57,000
Fetter, Elizabeth A.	$35,750	$ 7,813	$4,375[a]	$ 0	$47,938
Marengi, Joseph A.[a]	$31,813	$ 7,109	$ 0	$ 0	$38,922
Partridge, John M.[a]	$11,813	$ 2,109	$ 0	$ 0	$13,922
Pasternack, Bruce A.[a]	$27,875	$ 6,406	$ 0	$ 0	$34,281
Wheelwright, Steven C.[a]	$11,812.50	$ 4,218.75	$ 937.50	$ 1,250	$18,219
Wolf, Dennis P.[a]	$27,875	$ 4,531	$5,000	$ 0	$37,406

(a) The retainers reflect partial years of service.

(2) Values represent dollar amounts recognized in Fiscal 2008 and are calculated in accordance with Statement of Financial Accounting Standards No. 123R ("SFAS No. 123R"). Assumptions underlying the valuation are included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 13, 2008.

(3) Includes portion of annual board, committee and committee chair retainers paid in restricted stock units.

(4) On August 28, 2006 in connection with the annual director compensation cycle, John Partridge and Steven Wheelwright were each granted 35,000 stock options at $2.00 per share, the fair market value of Quantum's common stock on the date of grant, that were to vest on the one year anniversary of the grant date. Because Messrs. Partridge and Wheelwright did not seek re-election to the board last year, their board service ended effective on the date of last year's annual meeting of stockholders, August 17, 2007, and their stock options did not vest. Since Messrs. Partridge and Wheelwright had fulfilled their duties for their full year of service, the Board determined that it was fair and appropriate to compensate them for the value of these stock options as if they had vested on August 28, 2007. The closing price of Quantum's common stock on August 28, 2007 was $3.14. Therefore, the Board approved and the Company paid to Messrs. Partridge and Wheelwright cash amounts equal to the excess of the fair market value of Quantum common stock on August 28, 2007 over the per share exercise price of the options (i.e., $3.14 - $2.00 = $1.14) multiplied by 35,000 shares, or $39,900 to each individual.

Leadership and Compensation Committee Interlocks and Insider Participation in Compensation Decisions

The members of the Company's Leadership and Compensation Committee are Ms. Elizabeth A. Fetter, Chair of the committee, Mr. Joseph A. Marengi and Mr. Bruce A. Pasternack. No member of the Leadership and Compensation Committee is currently, nor has any been at any time since the formation of the Company, an officer or employee of the Company or any of its subsidiaries. Likewise, no member of the Leadership and Compensation Committee has entered into a transaction, or series of similar transactions, in which they will have a direct or indirect material interest adverse to the Company.

Required Vote

Each stockholder voting in the election of directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the stockholder's shares are entitled. Alternatively, a stockholder may distribute the stockholder's votes on the same principle among as many candidates as the stockholder would like, provided that votes cannot be cast for more than nine (9) candidates. However, no stockholder shall be entitled to cumulate votes for a candidate unless such candidate's name has been properly placed in nomination according to the Company's Bylaws, notice of the intention to cumulate votes is received at the principal executive offices of the Company at least twenty (20), and no more than sixty (60), days prior to the Annual Meeting and a proxy card has been submitted to the Company in accordance with this Proxy Statement. The proxy holders may exercise discretionary authority to cumulate votes and to allocate such votes among management's nominees in the event that additional persons are nominated at the Annual Meeting for election of directors.

If a quorum is present and voting, the nine nominees for director receiving the highest number of votes will be elected to the Board. Votes withheld from any director are counted for purposes of determining the presence or absence of a quorum, but have no other legal effect under Delaware law. See "Quorum; Abstentions; Broker Non-Votes."

THE BOARD RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES LISTED ABOVE.

PROPOSAL TWO

TO AUTHORIZE THE COMPANY'S BOARD OF DIRECTORS TO SELECT AND FILE ONE OF SEVERAL POSSIBLE AMENDMENTS TO THE COMPANY'S AMENDED AND RESTATED CERTIFICATE OF INCORPORATION WHICH WOULD EFFECT A REVERSE STOCK SPLIT, PURSUANT TO WHICH ANY WHOLE NUMBER OF OUTSTANDING SHARES OF THE COMPANY'S COMMON STOCK BETWEEN AND INCLUDING FOUR AND TWELVE WOULD BE COMBINED INTO ONE SHARE OF SUCH STOCK.

Overview

Our Board of Directors has considered amendments to the Certificate which would effect a reverse stock split of all outstanding shares of Common Stock at an exchange ratio ranging from one-for-four to one-for-twelve. The Board of Directors has recommended that these proposed amendments be presented to the stockholders for approval. You are now being asked to approve this Proposal, which would authorize the following:

1) The Board of Directors would be allowed to choose a range between and including 4:1 and 12:1 for a reverse stock split.

2) The number of authorized number of shares of Common Stock and Preferred Stock of the Company would be reduced in the same proportion to the reduction in outstanding common shares.

3) Even with stockholder approval of this proposal, the Board of Directors would not be obligated to pursue the reverse stock split. Rather, directors would have the flexibility to decide whether or not a reverse stock split (and at what ratio) would be in the best interests of the Company.

Upon receiving stockholder approval, the Board of Directors will have the sole discretion pursuant to Section 242(c) of the Delaware General Corporation Law to elect, as it determines to be in the best interests of the Company and its stockholders, whether or not to effect a reverse stock split, and if so, the number of shares of Common Stock between and including four and twelve which will be combined into one share of Common Stock, at any time before the next annual meeting of stockholders. The board believes that stockholder approval of these amendments granting the Board of Directors this discretion, rather than approval of a specified exchange ratio, provides the Board of Directors with maximum flexibility to react to then-current market conditions and, therefore, is in the best interests of the Company and its stockholders.

The text of the form of proposed amendments to the Certificate is attached hereto as Appendix A. By approving these amendments, stockholders will approve a series of amendments to the Certificate pursuant to which any whole number of outstanding shares between and including four and twelve would be combined into one share of Common Stock, and authorize the Board of Directors to file only one such amendment, as determined by the Board of Directors in the manner described herein, and to abandon each amendment not selected by the Board of Directors. The Board of Directors may also elect not to undertake any reverse split.

If approved by the stockholders, and following such stockholder approval, the Board of Directors determines that effecting a reverse stock split is in the best interests of the Company and its stockholders, the reverse stock split will become effective upon filing one such amendment with the Secretary of State of the State of Delaware. The amendment filed thereby will contain the number of shares selected by the Board of Directors within the limits set forth in this proposal to be combined into one share of Common Stock.

If the Board of Directors elects to effect a reverse stock split following stockholder approval, the number of issued and outstanding shares of Common Stock would be reduced in accordance with an exchange ratio determined by the Board of Directors within the limits set forth in this proposal. Except for adjustments that may result from the treatment of fractional shares as described below, each stockholder will hold the same percentage of the outstanding Common Stock immediately following the reverse stock split as such stockholder held immediately prior to the reverse stock split. The par value of the Common Stock would remain unchanged at $0.01 per share. The amendment would also proportionally change the number of authorized shares of Common Stock and Preferred Stock.

Reasons for the Reverse Stock Split

The Board of Directors believes that a reverse stock split is desirable for a number of reasons. First, the Board of Directors believes that a reverse stock split may enable the Company to meet the continued listing rules of the New York Stock Exchange. Second, the Board of Directors believes that a reverse stock split could improve the marketability and liquidity of the Common Stock.

Minimum Per Share Price. Although Quantum's trading price is currently above the minimum trading price required of the New York Stock Exchange, Quantum believes that approval of this Proposal Two would significantly reduce Quantum's risk of not meeting this continued listing standard in the future.

Potential Increased Investor Interest. The Board of Directors also believes that the increased market price of the Common Stock expected as a result of implementing a reverse stock split will improve the marketability and liquidity of the Common Stock and will encourage interest and trading in the Common Stock. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers' commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of Common Stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher. It should be noted that the liquidity of the Common Stock may be harmed by the proposed reverse split given the reduced number of shares that would be outstanding after the reverse stock split. The board is hopeful, however, that the anticipated higher market price will reduce, to some extent, the negative effects on the liquidity and marketability of the Common Stock inherent in some of the policies and practices of institutional investors and brokerage houses described above.

The Board of Directors does not intend for this transaction to be the first step in a series of plans or proposals of a "going private transaction" within the meaning of Rule 13e-3 of the Securities Exchange Act.

The Reverse Stock Split May Not Result in an Increase in the Per Share Price of the Common Stock; There Are Other Risks Associated With the Reverse Stock Split

The Board of Directors expects that a reverse stock split of the Common Stock will increase the market price of the Common Stock. However, the Company cannot be certain whether the reverse stock split would increase the trading price for the Common Stock. The history of similar stock split combinations for companies in like circumstances is varied. There is no assurance that:

- the trading price per share of Common Stock after the reverse stock split would rise in proportion to the reduction in the number of pre-split shares of Common Stock outstanding before the reverse stock split;
- the reverse stock split would result in a per share price that would attract brokers and investors who do not trade in lower priced stocks; and
- the market price per post-split share would either exceed or remain in excess of the $1.00 minimum bid price as required by the New York Stock Exchange or that the Company would otherwise meet the requirements of the New York Stock Exchange for continued inclusion for trading on the New York Stock Exchange.

The market price of the Common Stock would also be based on Quantum's performance and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is consummated and the trading price of the Common Stock declines, the percentage decline as an absolute number and as a percentage of the Company's overall market capitalization may be greater than would occur in the absence of the reverse stock split. Furthermore, the liquidity of the Common Stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.

Board Discretion to Implement the Reverse Stock Split

If the reverse stock split is approved by the stockholders, it will be effected, if at all, only upon a determination by the Board of Directors that a reverse stock split (with an exchange ratio determined by the Board of Directors as described above) is in the best interests of the Company and its stockholders. Such determination shall be based upon certain factors, including meeting the listing requirements for the New York Stock Exchange, existing and expected marketability and liquidity of the Common Stock, prevailing market conditions and the likely effect on the market price of the Common Stock. Notwithstanding approval of the reverse stock split by the stockholders, the Board of Directors may, in its sole discretion, abandon all of the proposed amendments and determine prior to the effectiveness of any filing with the Secretary of State of the State of Delaware not to effect the reverse stock split prior to the next annual meeting of stockholders, as permitted under Section 242(c) of the Delaware General Corporation Law. If the Board of Directors fails to implement any of the reverse stock splits prior to the next annual meeting of stockholders, stockholder approval again would be required prior to implementing any reverse stock split.

Principal Effects of the Reverse Stock Split

After the effective date of the proposed reverse stock split, each stockholder will own a reduced number of shares of Common Stock. However, the proposed reverse stock split will affect all stockholders uniformly and will not affect any stockholder's percentage ownership interest in the Company (except to the extent that the reverse split would result in any of the stockholders owning a fractional share as described below). Proportionate voting rights and other rights and preferences of the holders of Common Stock will not be affected by the proposed reverse stock split (except to the extent that the reverse split would result in any stockholders owning a fractional share as described below). For example, a holder of 2% of the voting power of the outstanding shares of Common Stock immediately prior to the reverse stock split would continue to hold approximately 2% of the voting power of the outstanding shares of Common Stock immediately after the reverse stock split. The number of stockholders of record also will not be affected by the proposed reverse stock split (except to the extent that the reverse split would result in any stockholders owning only a fractional share as described below).

The proposed reverse stock split will also reduce the number of shares of Common Stock available for issuance under the Company's 1993 Long Term Incentive Plan, Nonemployee Director Equity Incentive Plan, and Amended Employee Stock Purchase Plan, in proportion to the exchange ratio selected by the Board of Directors within the limits set forth in this proposal. The Company also has outstanding stock option, restricted stock and restricted stock unit awards pursuant to which shares of Common Stock will be issued or released upon exercise or vesting, as applicable, under one or more of the following plans: the Company's 1993 Long Term Incentive Plan, Nonemployee Director Equity Incentive Plan, Supplemental Stock Option Plan, 1996 Board of Directors Stock Option Plan, Amended Employee Stock Purchase Plan, Advanced Digital Information Corporation 1999 Stock Incentive Compensation Plan, Advanced Digital Information Corporation 1996 Stock Option Plan and ADIC-Rocksoft Employee Retention Pool Share Plan. Under the terms of the applicable stock plan and award agreement, the number of shares subject to outstanding stock option, restricted stock and restricted stock unit awards will be proportionately reduced by the exchange ratio selected by the Board of Directors within the limits set forth in this proposal. In addition, the exercise price of each outstanding stock option will be proportionately increased by the exchange ratio selected by the Board of Directors within the limits set forth in this proposal.

If the proposed reverse stock split is implemented, it will increase the number of stockholders of the Company who own "odd lots" of less than 100 shares of Common Stock. Brokerage commission and other costs of transactions in odd lots are generally higher than the costs of transactions of more than 100 shares of Common Stock.

The Common Stock is currently registered under Section 12(b) of the Securities Exchange Act, and the Company is subject to the periodic reporting and other requirements of the Securities Exchange Act. The proposed reverse stock split will not affect the registration of the Common Stock under the Securities Exchange Act. If the proposed reverse stock split is implemented, the Common Stock will continue to be reported on the New York Stock Exchange under the symbol "QTM".

Effective Date

The proposed reverse stock split would become effective as of 5:00 p.m. Eastern time on the date of filing of a certificate of amendment to the Certificate with the office of the Secretary of State of the State of Delaware. On the effective date, shares of Common Stock issued and outstanding immediately prior thereto will be combined and converted, automatically and without any action on the part of the stockholders, into new shares of Common Stock in accordance with the reverse stock split ratio determined by the Board of Directors within the limits set forth in this proposal.

Treatment of Fractional Shares

No scrip or fractional shares would be issued if, as a result of the reverse stock split, a registered stockholder would otherwise become entitled to a fractional share. Instead, the Company would pay to the registered stockholder, in cash, the value of any fractional share interest arising from the reverse stock split. The cash payment would equal the fraction to which the stockholder would otherwise be entitled multiplied by the closing sales price of the Common Stock as reported on the New York Stock Exchange, as of the effective date. No transaction costs would be assessed to stockholders for the cash payment. Stockholders would not be entitled to receive interest for the period of time between the effective date of the reverse stock split and the date payment is made for their fractional shares.

If you do not hold sufficient shares of pre-split Common Stock to receive at least one post-split share of Common Stock and you want to hold the Common Stock after the reverse stock split, you may do so by taking either of the following actions far enough in advance so that it is completed before the reverse stock split is effected:

- Purchase a sufficient number of shares of Common Stock so that you would hold at least that number of shares of Common Stock in your account prior to the implementation of the reverse stock split that would entitle you to receive at least one share of Common Stock on a post-split basis; or
- If applicable, consolidate your accounts so that you hold at least that number of shares of Common Stock in one account prior to the reverse stock split that would entitle you to at least one share of Common Stock on a post-split basis. Common Stock held in registered form (that is, shares held by you in your own name on the Company's share register maintained by its transfer agent) and Common Stock held in "street name" (that is, shares held by you through a bank, broker or other nominee) for the same investor would be considered held in separate accounts and would not be aggregated when implementing the reverse stock split. Also, shares of Common Stock held in registered form but in separate accounts by the same investor would not be aggregated when implementing the reverse stock split.

After the reverse stock split, then current stockholders would have no further interest in the Company with respect to their fractional shares. A person otherwise entitled to a fractional share interest would not have any voting, dividend or other rights in respect of their fractional interest except to receive the cash payment as described above. Such cash payments would reduce the number of post-split stockholders to the extent that there are stockholders holding fewer than that number of pre-split shares within the exchange ratio that is determined by the Board of Directors as described above. Reducing the number of post-split stockholders, however, is not the purpose for this Proposal Two.

Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Quantum is domiciled and where the funds for fractional shares would be deposited, sums due to stockholders in payment for fractional shares that are not timely claimed after the effective time may be required to be paid to the designated agent for each such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds may have to seek to obtain them directly from the state to which they were paid.

Effect on Non-registered Stockholder

Non-registered stockholders holding Common Stock through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the consolidation than those that would be put in place by the Company for registered stockholders, and their procedures may result, for example, in differences in the precise cash amounts being paid by such nominees in lieu of a fractional share. If you hold your shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

Exchange of Stock Certificates

As soon as practicable after the effective date, stockholders will be notified that the reverse split has been effected. The Company's transfer agent will act as "exchange agent" for purposes of implementing the exchange of stock certificates. Holders of pre-reverse split shares will be asked to surrender to the exchange agent certificates representing pre-reverse split shares in exchange for post-reverse split shares and payment in lieu of fractional shares (if any) in accordance with the procedures to be set forth in a letter of transmittal to be sent by the Company. No new post-reverse split shares and no payments in lieu of fractional shares will be issued to a stockholder until such stockholder has surrendered such stockholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

STOCKHOLDERS SHOULD NOT DESTROY ANY PRE-SPLIT STOCK CERTIFICATE AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL THEY ARE REQUESTED TO DO SO.

Accounting Consequences

The par value per share of Common Stock would remain unchanged at $0.01 per share after the reverse stock split. As a result, on the effective date of the reverse split, the stated capital on the Company's balance sheet attributable to the Common Stock will be reduced proportionally, based on the exchange ratio of the reverse stock split, from its present amount, and the additional paid-in capital account shall be credited with the amount by which the stated capital is reduced. The per share Common Stock net income or loss and net book value will be increased because there will be fewer shares of Common Stock outstanding. Payment of cash for the fractional shares will reduce our cash balances with a corresponding reduction to additional paid-in capital. We do not anticipate the cost of the fractional share payments will be significant, nor do we anticipate any impact from this payment on our debt covenants. We will reclassify prior period per share amounts and the Consolidated Statements of Stockholders' Equity for the effect of the reverse stock split for any prior periods in our financial statements and reports such that prior periods are comparable to current period presentation. The Company does not anticipate that any other accounting consequences would arise as a result of the reverse stock split.

No Appraisal Rights

Our stockholders are not entitled to dissenters' or appraisal rights under either Delaware or California corporate law, respectively, with respect to the proposed amendments to the Certificate to effect the reverse split, and Quantum will not independently provide the stockholders with any such right.

Material Federal U.S. Income Tax Consequence of the Reverse Stock Split

The following is a summary of certain material United States federal income tax consequences of the reverse stock split to the Company's stockholders, does not purport to be a complete discussion of all of the possible federal income tax consequences of the reverse stock split and is included for general information only. Further, it does not address any state, local or foreign income or other tax consequences. Also, it does not address the tax consequences to stockholders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. Other stockholders may also be subject to special tax rules, including but not limited to: stockholders who received Common Stock as compensation for services or pursuant to the exercise of an employee stock option, or stockholders who have held, or will hold, stock as part of a straddle, hedging, or conversion transaction for federal income tax purposes. This summary also assumes you are a United States holder (defined below) who has held, and will hold, shares of Common Stock as a "capital asset," as defined in the Internal Revenue Code of 1986, as amended (i.e., generally, property held for investment). Finally, the following discussion does not address the tax consequences of transactions occurring prior to or after the reverse stock split (whether or not such transactions are in connection with the reverse stock split) including, without limitation, the exercise of options or rights to purchase Common Stock in anticipation of the reverse stock split.

The tax treatment of a stockholder may vary depending upon the particular facts and circumstances of such stockholder. You should consult with your own tax advisor with respect to the tax consequences of the reverse stock split. As used herein, the term United States holder means a stockholder that is, for federal income tax purposes: a citizen or resident of the United States; a corporation or other entity taxed as a corporation created or organized in or under the laws of the United States or any state, including the District of Columbia; an estate the income of which is subject to federal income tax regardless of its source; or a trust that (i) is subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The following discussion is based on the Code, applicable Treasury Regulations, judicial authority and administrative rulings and practice, all as of the date hereof. The Internal Revenue Service could adopt a contrary position. In addition, future legislative, judicial or administrative changes or interpretations could adversely affect the accuracy of the statements and conclusions set forth herein. Any such changes or interpretations could be applied retroactively and could affect the tax consequences described herein. No ruling from the Internal Revenue Service or opinion of counsel has been obtained in connection with the reverse stock split.

Other than the cash payments for fractional shares discussed below, no gain or loss should be recognized by a stockholder upon such stockholder's exchange of pre-reverse stock split shares of Common Stock for post-reverse stock split shares of Common Stock pursuant to the reverse stock split. The aggregate tax basis of the post-reverse stock split shares received in the reverse stock split (including any fraction of a post-reverse stock split share deemed to have been received) will be the same as the stockholder's aggregate tax basis in the pre-reverse stock split shares exchanged therefor. The stockholder's holding period for the post-reverse stock split shares will include the period during which the stockholder held the pre-reverse stock split shares surrendered in the reverse stock split.

In general, stockholders who receive cash in exchange for their fractional share interests in the post-reverse stock split shares as a result of the reverse stock split will recognize gain or loss based on their adjusted basis in the fractional share interests repurchased. The receipt of cash instead of a fractional share of Common Stock by a United States holder of Common Stock should generally result in a taxable gain or loss to such holder for federal income tax purposes based upon the difference between the amount of cash received by such holder and the adjusted tax basis in the fractional shares as set forth above. Such gain or loss should generally constitute a capital gain or loss and would constitute long-term capital gain or loss if the holder's holding period is greater than one year as of the effective date.

Information Reporting and Backup Withholding

You may be subject to information reporting with respect to any cash received in exchange for a fractional share of Common Stock in the reverse stock split. Holders who are subject to information reporting and who do not provide appropriate information when requested may also be subject to backup withholding at a rate of 28%. Any amount withheld under such rules is not an additional tax and may be refunded or credited against your United States federal income tax liability, provided that the required information is properly furnished in a timely manner to the Internal Revenue Service.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT, IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES.

THE BOARD RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion and Analysis describes the overall philosophy and material elements of compensation provided to the Company's named executive officers for Fiscal 2008.

Compensation Objectives and Philosophy

The Leadership and Compensation Committee (the "Committee") believes that Quantum's executive compensation program should facilitate achievement of the Company's short- and long-term goals. To this end, the Committee aims to attract and retain the best executive talent to accomplish these objectives. The Committee believes that the value of the compensation program should be heavily connected to overall corporate and individual performance.

Consequently, the Company's executive compensation program is designed to offer target cash and equity compensation opportunities at market-competitive levels and to reward superior performance with above-market compensation. Company performance, as measured by corporate financial targets and share price, will determine annual and long-term compensation levels. Actual annual executive compensation is expected to be below market competitive levels if the Company does not achieve its performance objectives, as has been the case in recent years. The Committee believes that this program aligns the interests of executives with those of stockholders in promoting the creation of long-term stockholder value.

Process for Determining Executive Compensation

Role of the Leadership and Compensation Committee - The Leadership and Compensation Committee oversees and approves all compensation and benefit arrangements for the Named Executive Officers ("NEOs"). In the case of the compensation of the CEO, the Committee reviews and approves the CEO's compensation package together with the other independent members of the Board of Directors. A substantial portion of the Committee's work relates to the determination of total compensation levels for the Company's executive officers and the evaluation of Company and executive performance. The Committee considers a variety of factors when determining total compensation amounts. These factors include recommendations by the CEO and other members of management, recommendations by the Committee's independent compensation consultants and competitive studies and analyses prepared by the independent consultants and management.

Role of Independent Consultants – During Fiscal 2008, the Committee retained Frederic W. Cook & Co., Inc. and Compensia, Inc., both of whom are independent executive compensation consulting firms (together, the "independent consultants"), to provide advice on market competitiveness (both in terms of the Company's peer groups and the broader technology market), current trends and developments and specific program design recommendations relating to executive compensation. In previous years, Frederic W. Cook & Co. also provided the Committee with detailed annual studies regarding competitive pay practices for key employees. The independent consultants only provide services to the Company that are directly related to the Committee's own responsibilities.

Role of Management – Management provides recommendations to the Committee on issues such as target compensation levels, compensation program design, annual corporate financial performance targets and evaluations of executive and Company performance. In Fiscal 2008, the Committee also had access to competitive data prepared by management when determining annual and long-term compensation levels. While the Committee carefully considers all recommendations made by members of management, ultimate authority for all compensation decisions regarding the Company's NEOs rests with the Committee (and, in the case of CEO compensation, together with the other independent members of the Board of Directors). Certain members of management, including the CEO, CFO and VP of Human Resources attend Committee meetings and participate in the Committee's discussions and deliberations. However, the members of management are not present when the Committee discusses and determines their compensation.

Competitive Benchmarking – The Committee considers various sources of competitive data when determining executive compensation levels including compensation data from two public company peer groups and various Radford surveys of technology companies.

For Fiscal 2008, the primary public company peer group consisted of the following companies:

Atmel
Brocade Communications
Cypress Semiconductor
Hutchinson Technology
Imation
Integrated Device Technology
Komag
Micrel
Microchip Technology
Network Appliance
Qlogic
Sandisk
Silicon Laboratories
Silicon Storage Technology
Synaptics
Western Digital

The selection of companies in the primary peer group was prepared and recommended by Frederic W. Cook & Co. The Committee has used substantially the same primary peer group for competitive benchmarking for a number of years, with only minor modifications due to acquisitions or mergers. Although many of the peers are larger in terms of market capitalization than Quantum, the Committee believes that these companies supply meaningful points of comparison for compensation purposes based primarily on revenue size and industry. The range of revenue for the primary peer group is approximately $250 million to $5 billion with a median of approximately $980 million.

During Fiscal 2008, the Committee again approved the use of a second competitive public company peer group for compensation comparisons. This second group, which is used primarily for equity compensation comparison purposes, was approved in recognition of the fact that many companies in the primary group significantly exceeded Quantum's size in terms of market capitalization. The selection of companies in the secondary peer group was prepared and recommended by Frederic W. Cook & Co. based primarily on market capitalization and industry. The range of market capitalization for the secondary peer group is approximately $275 million to $1.2 billion with a median of approximately $712 million.

For Fiscal 2008, the secondary public company peer group consisted of the following companies:

Adaptec
Agilysys
Black Box
Brightpoint
Checkpoint Systems
CTS
Hutchinson Tech
Inter-Tel
Komag
MTS Systems
Plantronics
Plexus
Powerwave
Rackable Systems
Radisys
STEC
Tekelec
Viasat

Elements of Compensation

Set forth below is a discussion of each element of compensation, how each amount is determined and how each element fits into the overall compensation philosophy.

Base Salary

The Leadership and Compensation Committee believes that it is necessary to provide base salaries to enable Quantum to secure the services of key executive talent. Base salaries are typically reviewed as part of the annual compensation review process and are adjusted in accordance with individual performance, promotions and competitive practice. As in previous years, in Fiscal 2008, the Committee benchmarked and generally positioned base salaries at approximately the competitive median using both published surveys and peer group data.

In June 2007, the Committee, together with the Board of Directors, increased the base salary of Mr. Belluzzo for Fiscal 2008 from $675,000 to $700,000 in recognition of the results generated by Mr. Belluzzo in Fiscal 2007, particularly with respect to his leadership in successfully consummating the merger of the Company with Advanced Digital Information Corporation, and to better position Mr. Belluzzo's base salary competitively with CEOs of other high technology companies. Mr. Belluzzo's base salary, as adjusted, is slightly above the median of the base salaries for other CEOs in the Company's peer group and in the broader technology industry.

The Committee did not adjust the base salaries of Mr. Gacek and Mr. Britts for Fiscal 2008 as the Committee determined that Mr. Gacek's base salary was competitively positioned at the market median while Mr. Britt's base salary was positioned slightly above the market median. However, in lieu of any base salary adjustment and in recognition of the results achieved by Mr. Gacek and Mr. Britts in connection with the successful integration and synergy activities related to the merger of Quantum and Advanced Digital Information Corporation, the Committee approved the payment of cash bonuses of $25,000 to Mr. Gacek and $20,000 to Mr. Britts in June 2007.

Also in June 2007, the Committee approved an increase in the base salary of Mr. Hall for Fiscal 2008 from $250,071 to $275,000 and in the base salary of Ms. Barrett for Fiscal 2008 from $223,415 to $234,586. The adjustments in the base salaries of Mr. Hall and Ms. Barrett were in recognition of their individual performance during Fiscal 2007, and were intended to better position their base salaries competitively with their peers in other high technology companies as the base salaries of both were determined to be below the 25th percentile of their peers.

The base salary of Mr. Matthews was not adjusted in Fiscal 2008 as Mr. Matthews terminated employment with the Company effective April 30, 2007. The base salary of Mr. Dalton was increased for Fiscal 2008 from $275,000 to $325,000 in June 2007 in connection with the Company's restructuring of its engineering organization. At that time, Mr. Dalton was promoted to Senior Vice President, Engineering and assumed responsibility for the entire engineering organization. The increase in Mr. Dalton's base salary was in recognition of his increased responsibilities and better positioned his base salary competitively with his peers internally and well as with his peers in other high technology companies. As is discussed below, Mr. Dalton terminated employment with the Company effective February 7, 2008.

In June 2008, the Committee completed its annual review of the base salaries for Mr. Belluzzo and the other NEOs. In reviewing the base salaries, the Committee took into account the Company's financial performance for Fiscal 2008, the individual performance of the NEOs for Fiscal 2008 and the positioning of the NEOs' base salaries in relation to the market median (using both the Company's primary peer group and survey data for the technology industry). The Committee does not have a pre-defined framework that determines which of these factors may be more or less important, and the emphasis placed on specific factors may vary among the NEOs. Ultimately, it is the Committee's judgment of these factors that forms the basis for determining the compensation of the CEO and the other NEOs. Based on the combination of these factors, the Committee made no change to Mr. Belluzzo's base salary for Fiscal 2009 (which remains at $700,000). For the other NEOs, the Committee increased Mr. Gacek's base salary by 5.72% or $20,020 to $370,024, made no change to Mr. Britts' base salary (which remains at $350,004), increased Mr. Hall's base salary by 5.46% or $15,015 to $290,018 and increased Ms. Barrett's base salary by 5.72% or $13,418 to $248,004.

Annual Cash Bonus

Overview.

For Fiscal 2008, all of the NEOs were eligible to receive annual cash bonuses under Quantum's Executive Officer Incentive Plan (the "Executive Officer Incentive Plan"). The Executive Officer Incentive Plan is an annual cash incentive plan which is intended to provide competitive cash compensation opportunities to participants while supporting the Company's philosophy of pay-for-performance. The Executive Officer Incentive Plan supports this philosophy by tying annual cash compensation levels to both Company and individual performance.

Target Awards

Each NEO has a target annual bonus award under the Executive Officer Incentive Plan that is defined as a percentage of his or her base salary. Target awards are typically reviewed as part of the annual compensation review process and are adjusted in accordance with competitive practice. The Committee determined that the target awards for each of the NEOs was competitively positioned at the market median and, therefore, did not adjust any of the target awards. For Fiscal 2008, target awards for the NEOs were as follows: Mr. Belluzzo, 100% of base salary, Mr. Gacek, 70% of base salary, Mr. Britts, 70% of base salary, Mr. Hall, 40% of base salary and Ms. Barrett, 40% of base salary. Neither Mr. Matthews, who had an incentive target of 70% of base salary, nor Mr. Dalton, who had an incentive target of 60% of base salary, were eligible to receive a cash bonus for Fiscal 2008 as both terminated their employment prior to the end of Fiscal 2008.

Actual payouts under the Executive Officer Incentive Plan may be above target in the event of superior Company or individual performance. The Executive Officer Incentive Plan provides for a cap on the maximum award that may be paid.

Determination of Actual Awards and Performance Metrics

Actual awards under the Executive Officer Incentive Plan for the CEO are determined based on a combination of Company achievement of pre-defined quarterly and annual financial goals and the CEO's achievement of pre-defined individual performance goals. For Fiscal 2008, the CEO's performance goals consisted of: (1) improving the Company's capital structure (by reducing the Company's quarterly interest cost); (2) growing the Company's branded business; (3) making organizational and investment changes to align with the Company revised business strategy; and (4) maintaining revenue in tape drives, media and other segments. These goals were weighted 30%, 30%, 20% and 20%, respectively. Actual awards under the Executive Officer Incentive Plan to the other NEOs are determined based on a combination of Company achievement of the pre-defined quarterly and annual financial goals as well as the assessment of individual performance.

A Company-wide bonus pool is established annually based on the achievement of quarterly and annual financial performance goals. This bonus pool funds both the Executive Officer Incentive Plan and the Quantum Incentive Plan (the "QIP"). The QIP is an annual cash incentive plan under which all non-commissioned employees of the Company, including the non-executive vice presidents of the Company, are eligible to participate in the QIP. At the end of the year, the CEO proposes an allocation of the funded bonus pool to all participants in the Executive Officer Incentive Plan (other than to himself) based on his assessment of individual and Company performance over the fiscal year. The Committee determines the bonus, if any, payable to the CEO from the funded bonus pool and also approves all bonus payments recommended by the CEO to each of the NEOs under the Executive Officer Incentive Plan as well as to the Company's non-executive vice presidents under the QIP.

For Fiscal 2008, funding of the bonus pool for the Executive Officer Incentive Plan and the QIP was based upon achievement of quarterly and annual Non-GAAP operating income goals. The Committee believes that Non-GAAP operating income is the most appropriate measure of the Company's financial performance. Non-GAAP operating income is defined as operating income minus restructuring charges, acquisition transition-related expenses, amortization of intangibles and stock-based compensation charges. The specific quarterly and annual Non-GAAP operating income goals were set at the beginning of the fiscal year as part of the establishment of the Company's Annual Operating Plan. The Annual Operating Plan is generally discussed extensively between the Board and the Company's senior management team before it is approved by the Board. The specific quarterly and annual Non-GAAP operating income goals for Fiscal 2008 were set at levels that the Committee believed would require a high level of performance to achieve.

For Fiscal 2008, the Company achieved the quarterly operating income goal in Q1, but failed to achieve the goal for all other quarters. In addition, the Company did not achieve the annual Non-GAAP operating income goal. Notwithstanding the CEO's satisfactory performance versus his individual performance goals, the Committee determined that no bonus would be paid to the CEO for Fiscal 2008 based on the Company's overall financial performance for the fiscal year. Moreover, based on these financial results, no bonuses were earned by or paid to any participants in the Executive Officer Incentive Plan or the QIP, including to any of the NEOs, for Fiscal 2008.

For Fiscal 2009, the Committee has determined to continue to use Non-GAAP operating income as the performance measure for the Executive Officer Incentive Plan and the QIP. The specific quarterly and annual non-GAAP operating income goals for Fiscal 2009 have again been set as part of the Company's Annual Operating Plan. As was the case for Fiscal 2008, the Committee believes that the specific Non-GAAP operating income goals are attainable but that the achievement of these goals will require a high level of performance. In addition, for the CEO under the Executive Officer Incentive Plan, the CEO and Committee together have established the following key individual performance goals: (1) accelerate the Company's disk/software business; (2) sustain the Company's tape leadership; (3) drive greater branded revenue; (4) define and expand the Company's edge-to-core data protection strategy; and (5) improve quality and customer satisfaction.

Equity Compensation

Overview

All NEOs are eligible to receive long-term incentive compensation under the Company's 1993 Long-Term Incentive Plan ("LTIP"). Equity awards are granted to executives under the LTIP to i) provide at-risk equity compensation consistent with the Committee's pay-for-performance philosophy and ii) align executives' and shareholders' interests by providing executives with significant equity stakes in the Company.

Historically, the Company has granted equity compensation primarily in the form of stock options. Although the Committee believes that stock options remain an appropriate vehicle for providing executives with the incentive to increase the Company's share price, and are consistent with the Committee's pay-for-performance philosophy, the Committee undertook an initiative beginning in Fiscal 2007 to reduce the dilution, burn rate and recognized expense resulting from grants of equity awards. Consequently, the Committee determined that a portion of awards made to the CEO and other NEOs would be in the form of restricted stock units ("RSUs").

During Fiscal 2008, the Company granted both time-vesting RSUs and stock options to the NEOs. Time-vesting RSUs are intended to both retain executives and provide direct alignment between executive and shareholder interests. Stock options are primarily intended to provide the NEOs with the incentive to increase the Company's stock price. Compared to stock options, RSUs limit the increase in dilution from outstanding equity awards because fewer shares are granted while delivering the same economic value. Both the time-vesting RSUs and the stock options granted to the NEOs in Fiscal 2008 will vest in equal annual installments over three years.

In determining the size of annual equity awards, the Committee does not establish specific market targets for the NEOs but considers the size and value of grants awarded to executive officers at peer companies, the size and value of grants awarded to executive officers at other high technology companies as reported in various surveys, Company and individual performance, current outstanding equity awards held by the NEOs and the projected impact on stockholder dilution and burn rate. As reported in the Grants of Plan-Based Awards Table, the Committee approved the following equity grants to the NEOs in Fiscal 2008:

	Stock Options	Grant Date Value	RSUs	Grant Date Value
Mr. Belluzzo	720,000	$898,992	240,000	$760,800
Mr. Gacek	225,000	$280,935	75,000	$237,750
Mr. Britts	225,000	$280,935	75,000	$237,750
Mr. Hall	105,000	$131,103	35,000	$110,950
Ms. Barrett	105,000	$131,103	35,000	$110,950
Mr. Dalton	890,000	$1,052,364	80,000	$253,600

The Committee did not consider the values shown in the Summary Compensation Table for Option and Stock Awards in determining the size of new awards. These values represent expense for past and current year awards accrued during the Fiscal 2008 under FAS 123R. The Committee does not believe this value to be a meaningful measure of compensation received by the NEOs during the year as it is calculated purely for financial reporting purposes. Rather, the Committee considers the grant date value of the equity awards (as shown above and as reported in the Grants of Plan-Based Awards Table) to be a more meaningful representation of the compensation received by the NEOs during the year for the equity awards. Other than the equity grant to Mr. Dalton (which was provided primarily in connection with his promotion to Senior Vice President, Engineering), the Committee believes that the size and type of the equity grants provided to the NEOs are competitive with the size and type of equity grants provided within its peer groups and within the high technology industry for similarly sized and performing companies.

In Fiscal 2008, the Committee approved an extension of the post-termination exercise period applicable to outstanding options held by Mr. Belluzzo, from three (3) months to twelve (12) months in the event of his retirement as Chief Executive Officer, or from the Board of Directors, if later. The Committee determined that providing Mr. Belluzzo with a longer post-termination exercise period for his stock options following retirement was both consistent with market practice and would allow Mr. Belluzzo to exercise his outstanding stock options in an orderly manner following his retirement from the Company.

In June 2008, the Committee approved certain equity grants to the NEOs for Fiscal 2009. In determining the form of the equity grants, the Committee considered the same factors it considered when making the Fiscal 2008 equity grants to the NEOs. In this regard, the Committee considered three factors to be of most importance. First, the Committee determined that it was important to provide the equity grants in a form that would further the Company's initiative to reduce its annual burn rate. Second, the Committee determined that it was important to provide the equity grants in a form that would have immediate and meaningful retention value to the NEOs. And third, the Committee determined that the equity grants would need to be made in a form that would support and further the Company's pay-for-performance philosophy. Based on these considerations, the Committee approved an immediate grant of time-vesting RSUs to each of the NEOs. The Committee determined that the time-vesting RSUs would constitute 70% of the NEOs' targeted Fiscal 2009 equity grant and would vest 50% one year from the date of grant and 50% two years from the date of grant. As for the remaining 30% of the NEOs targeted Fiscal 2009 equity grant, the Committee determined that this portion of the equity grant would be made in the discretion of the Committee after the completion of Fiscal 2009. The Committee expects to grant RSUs to the NEOs for Fiscal 2009 performance if the Company achieves certain performance goals to be established by the Committee.

Although the Committee does not utilize any specific formula or have any pre-established targets for determining the size of the individual equity grants to the NEOs, the Committee considers individual performance for the prior fiscal year to be the key factor in determining the targeted size of the equity grants. Based on its review of the NEOs' individual performance for Fiscal 2008, the Committee approved the following grants of time-vesting RSUs to the NEOs for Fiscal 2009: Mr. Gacek (122,500 RSUs); Mr. Britts (87,500 RSUs); Mr. Hall (52,500 RSUs) and Ms. Barrett (52,500 RSUs). The Committee also currently expects to grant Mr. Belluzzo an equity compensation award during Fiscal 2009. The form and other details of the award have not yet been determined but it currently is expected that the award will be designed to be consistent with the Company's pay-for-performance compensation philosophy. It is further expected that any such grant will take into account the considerations noted above, and will be intended to create a direct link between Mr. Belluzzo's long-term compensation and the long-term interests of the Company's shareholders. However, as of the date of the printing of this proxy statement, the Committee had made no determination as to the size, vesting or other specific terms of any Fiscal 2009 grant to Mr. Belluzzo.

The Committee continually monitors the appropriate form and design of equity awards. In the future, it may select different award types to further align pay and performance.

Timing & Pricing of Equity Awards

The Company has never had, and does not intend to establish, a policy to intentionally backdate or coordinate stock option grants with the public release of material information.

The Company does not have an established schedule for the granting of equity awards. Instead, the Company makes awards from time to time as necessary. In Fiscal 2007 the Committee instituted a policy that all stock option grants would be approved either at a regularly scheduled Committee meeting or by unanimous written consent on the last business day of each month, or as close as reasonably possible to the last business day of the month. In Fiscal 2008, the Committee revised this policy to provide that all stock option grants will be approved either at a regularly scheduled Committee meeting or by unanimous written consent on the first business day of each month, or as close as reasonably possible to the first business day of the month. The actual grant date for equity awards under this policy is the later to occur of the first day of the month or the day the last member of the Committee approves in writing the equity award grant.

As required by the 1993 Long-Term Incentive Plan, the exercise price for all stock option awards granted is set as the closing share price on the date of grant.

Benefits and Perquisites

Employee Stock Purchase Plan - The Company offers all employees, including the NEOs, the ability to acquire Company stock through a tax-qualified employee stock purchase plan. This plan allows employees to purchase Company stock at a 15% discount relative to the market price. The Committee believes that tax-qualified employee stock purchase plans are a cost efficient method of encouraging employee stock ownership.

Health and Welfare Benefits - The Company offers health, welfare and other benefit programs to substantially all employees. The Company shares the cost of health and welfare benefits with its employees, the cost of which is dependent on the level of coverage an employee elects. The health and welfare benefits offered to each of the NEOs are identical to those offered to other full time employees.

Perquisites - The Company offers company-paid financial counseling and tax preparation services to all vice presidents, including each of the NEOs. Covered executives are entitled to receive up to $6,000 in their initial year of participation, and an additional $3,500 per year thereafter. The Committee considers this expense to be minimal and appropriate given the level of the participants' responsibilities. The Company does not provide any other perquisites to the NEOs that are not available to all other full time employees.

Retirement Benefits – All US-based employees, including the NEOs, are eligible to participate in the Company's tax-qualified 401(k) Savings Plan. Participants may defer cash compensation up to statutory IRS limits and receive a matching Company contribution. Participants direct their own investments in the Company's tax-qualified 401(k) Savings Plan, which does not include Company stock.

The Company also has a non-tax qualified deferred compensation plan which allows select employees, including all of the NEOs, to contribute a portion of their base salary and annual bonuses to an irrevocable trust for the purpose of deferring federal and state income taxes. Participants direct the deemed investment of their deferred accounts among a select group of investment funds, which does not include Company stock. The deemed investment accounts mirror the investment options available under the Company's 401(k) plan. Participants' deferred accounts are credited with interest based on their deemed investment selections. Participants may change their investment elections on a daily basis, the same as they may under the Company's 401(k) plan. The Company does not make employer or matching contributions to the deferred accounts under the non-tax qualified deferred compensation plan. The Company offers the non-tax qualified deferred compensation plan as a competitive practice to enable it to attract and retain top talent.

Change in Control Severance Policy, Employment Agreements and Severance Agreements

The Company has entered into change of control agreements with all NEOs whereby in the event that there is a "change of control" of the Company (which is defined in the Agreements to include, among other things, a merger or sale of all or substantially all of the assets of the Company or a reconstitution of the Company's Board) and, within 18 months of the change of control, there is an "Involuntary Termination" of such executives' employment, then the executives are entitled to specified severance compensation and benefits. The Agreements define "Involuntary Termination" to include, among other things, any termination of the executive by the Company without "cause" or a significant reduction of the executive's duties without such executive's express written consent.

For the CEO, the principal severance benefits are as follows: (1) a lump sum payment equal to 300% of the CEO's then established base compensation; (2) a lump sum payment equal to 300% of the average of the CEO's actual annual bonuses received over the previous two (2) years; (3) payment of COBRA premiums for twelve (12) months; (4) vesting of any unvested equity-based compensation award then held by the CEO; and (5) if applicable, a gross-up payment in the amount of any excise tax incurred by the CEO as a result of the benefits received under the Agreement. For the other Named Executive Officers the principal benefits are: (1) a lump sum equal to 200% of the executive's then established base compensation; (2) a lump sum payment equal to 200% of the average of the executive's actual annual bonuses received over the previous two (2) years; (3) payment of COBRA premiums for twelve (12) months; (4) vesting of any unvested equity-based compensation award then held by the executive; and (5) if applicable, a gross-up payment in the amount of any excise tax incurred by the executive as a result of the benefits received under the Agreement.

The purpose of the Agreements is to ensure that the Company will have the continued dedication of its executives by providing such individuals with compensation arrangements that are competitive with those of its peer group, to provide sufficient incentive to the individuals to remain with the Company, to enhance their financial security, as well as protect them against unwarranted termination in the event of a change of control. The Board believes that this policy serves the best interests of stockholders because it eliminates management's self-interest considerations during a potential change of control at a cost that is both appropriate and reasonable.

The Company has also entered into employment agreements with Messrs. Belluzzo, Gacek, Britts and Matthews. However, as described below, Mr. Matthews has terminated employment and entered into a severance agreement, which supersedes his employment agreement. The employment agreements with Messrs. Belluzzo, Gacek and Britts provide for minimum base salaries, target annual incentive bonuses, and stock option and restricted stock/restricted stock unit grants. These employment agreements also provide for the payment of severance benefits in the event of a qualifying termination of employment that is not associated with a change of control. If Mr. Belluzzo is constructively terminated or involuntarily terminated by the Company other than for "cause", he will receive a payment in the amount of 18 months base salary subject to his execution of a separation agreement and general release. If Messrs. Gacek and Britts are "Involuntarily Terminated" (as defined in their respective change of control agreements) in a context other a change in control, they will each be entitled to receive a payment equal to 52 weeks of base salary subject to the execution of a separation agreement and general release.

During Fiscal 2008, the employment of Messrs. Matthews and Dalton terminated with the Company. The employment of Mr. Matthews terminated effective April 30, 2007 and the employment of Mr. Dalton terminated effective February 7, 2008.

The Company entered into a severance agreement with Mr. Matthews in accordance with the terms of his employment agreement. The severance payment and benefits payable to Mr. Matthews pursuant to this severance agreement were detailed in the Company's 2007 proxy statement.

The Company entered into a severance agreement with Mr. Dalton. The Company entered into the severance agreement with Mr. Dalton in order to obtain certain non-compete, confidentiality, non-disclosure, non-disparagement and non-solicitation agreements from Mr. Dalton. Pursuant to this severance agreement, Mr. Dalton received a cash severance payment of $181,250, payable bi-weekly (which is an amount equal to 26 weeks of annual base salary plus one additional week for each of his 3 weeks of service with the Company), health care continuation for six months, continuation of group term life insurance coverage for 60 days at Mr. Dalton's expense, continuation of the lease payments on Mr. Dalton's leased home through August 31, 2008, forgiveness of Mr. Dalton's repayment obligation on certain of his relocation expenses and six months of outplacement services. In addition, the Company agreed to provide for the continued vesting of Mr. Dalton's stock options and restricted stock units through September 1, 2008 in accordance with the original vesting schedules applicable to those stock options and restricted stock units and to extend the 90-day post-termination exercise period to December 31, 2008 for all of Mr. Dalton's stock options which were vested as of his termination date plus those stock options that will vest on or before September 1, 2008.

Estimated Payments Upon Termination or Change in Control

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above for Messrs. Belluzzo, Gacek, Britts, Hall and Ms. Barrett. Payments and benefits are estimated assuming that the triggering event took place on the last business day of Fiscal 2008 (March 31, 2008), outstanding equity awards were not assumed or substituted for in connection with a change in control, and the price per share of the Company's common stock is the closing price on the New York Stock Exchange as of that date ($2.14). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

		Potential Payments Upon:	
Name	**Type of Benefit**	**Involuntary Termination within 18 Months After a Change of Control**	**Involuntary Termination Not Associated with a Change of Control**
Richard E. Belluzzo	Cash Severance Payments	$2,100,000	$1,050,000
	Vesting Acceleration(1)	$781,100	$0
	Continued Coverage of Employee Benefits(2)	$17,981	$0
	Tax Gross-up(3)	$0	$0
	Total Termination Benefits:	$2,899,081	$1,050,000
Jon W. Gacek	Cash Severance Payments	$866,201	$350,004
	Vesting Acceleration(1)	$552,333	$0
	Continued Coverage of Employee Benefits(2)	$17,981	$0
	Tax Gross-up(3)	$0	$0
	Total Termination Benefits:	$1,436,515	$350,004
William C. Britts	Cash Severance Payments	$861,201	$350,004
	Vesting Acceleration(1)	$552,333	$0
	Continued Coverage of Employee Benefits(2)	$5,980	$0
	Tax Gross-up(3)	$0	$0
	Total Termination Benefits:	$1,419,514	$350,004
Shawn D. Hall	Cash Severance Payments	$550,000	$0
	Vesting Acceleration(1)	$129,414	$0
	Continued Coverage of Employee Benefits(2)	$17,981	$0
	Tax Gross-up(3)	$0	$0
	Total Termination Benefits:	$697,395	$0
Barbara L. Barrett	Cash Severance Payments	$469,172	$0
	Vesting Acceleration(1)	$119,626	$0
	Continued Coverage of Employee Benefits(2)	$5,980	$0
	Tax Gross-up(3)	$0	$0
	Total Termination Benefits:	$594,778	$0

(1) Reflects the aggregate market value of unvested option grants, restricted stock awards and restricted stock unit awards. For unvested option grants, aggregate market value is computed by multiplying (i) the difference between $2.14 and the exercise price of the option, by (ii) the number of shares underlying unvested options at March 31, 2008. For restricted stock unit awards, aggregate market value is computed by multiplying (i) $2.14, by (ii) the number of unvested restricted stock units at March 31, 2008. For restricted stock awards, aggregate market value is computed by multiplying (i) the difference between $2.14 and the purchase price of the shares of restricted stock ($0.01), by (ii) the number of unvested shares of restricted stock at March 31, 2008. In the event of vesting acceleration or other modifications of share-based awards, we account for such modifications following SFAS 123R.

(2) Assumes continued coverage of employee benefits at the Fiscal 2008 COBRA premium rate for health, dental, and vision coverage.

(3) Assuming that the triggering event took place on the last business day of Fiscal 2008 (March 31, 2008) and the price per share of the Company's common stock is the closing price on the New York Stock Exchange as of that date ($2.14), we do not believe that any of the NEOs would have received an amount of benefits that would have constituted parachute payments under Section 280G of the Internal Revenue Code subject to the excise tax imposed by Section 4999 of the Internal Revenue Code. As a result, none of the NEOs would have received any payment to pay such excise tax or any additional payments to pay taxes arising as a result of such tax.

The following table provides information concerning the severance payment and benefits payable to Mr. Dalton pursuant to the severance agreement described above. The severance payment and benefits paid to Mr. Matthews pursuant to his severance agreement were detailed and described in the Company's 2007 proxy statement.

Name	Type of Benefit	Dollar Value[1]
Stephen Dalton	Cash Severance Payments	$181,250
	Continued Coverage of Employee Benefits[2]	$9,538
	Continued Lease Payments[3]	$57,000
	Foregiveness of Relocation Expenses[4]	$162,275
	Outplacement Services[5]	$4,750
	Total Termination Benefits[6] :	$414,813

(1) Reflects the terms of the severance agreement between the Company and Mr. Dalton described above; however, does not reflect a dollar value associated with the extension of the post-termination exercise period of Mr. Dalton's vested stock options as described above.

(2) Assumes continued coverage of employee benefits at the Fiscal 2008 COBRA premium rate for health, dental, and vision coverage.

(3) Represents the aggregate lease payments made by the Company on Mr. Dalton's behalf for the lease on Mr. Dalton's home from March 1, 2008 through August 31, 2008.

(4) Represents the total value of the relocation expenses paid and foregiven by the Company pursuant to Mr. Dalton's severance agreement.

(5) Outplacement services are valued based on the aggregate cost to the Company of providing such services for the length of time specified in Mr. Dalton's severance agreement.

(6) Although Mr. Dalton terminated on February 7, 2008, after the last day of Fiscal 2008, Mr. Dalton is no longer eligible to receive benefits pursuant to his change of control agreement. Consequently, the quantification of Mr. Dalton's severance benefits described in the table is limited to the value of his severance benefits under his severance agreement and does not include the value of any severance benefits to which he would have been entitled under his change of control agreement had he remained employed with the Company and a triggering event under such agreement had occurred.

Share Ownership Guidelines

While the Committee encourages executive share ownership, Quantum does not currently require that executives own a minimum number of shares of the Company's stock.

Tax Deductibility of the Named Executive Officers Compensation

The Executive Officer Incentive Plan allows the Committee to pay compensation that qualifies as "performance-based" under Section 162(m) of the Internal Revenue Code ("Section 162(m)"). While the Company currently seeks to preserve deductibility of compensation paid to the NEOs under Section 162(m), flexibility to provide compensation arrangements necessary to recruit and retain outstanding executives is maintained. In particular, full preservation of tax deductibility may not be possible if non-performance-based restricted stock units continue to play a significant role in the executive compensation programs since such restricted stock units are not deemed to be performance-based under Section 162(m). No amount of the compensation paid to the NEOs in Fiscal 2008 was determined to be non-deductible under Section 162(m).

Section 409A of the Internal Revenue Code

Section 409A of the Internal Revenue Code ("Section 409A") imposes additional significant taxes in the event that an executive officer, director or service provider receives "deferred compensation" that does not meet the requirements of Section 409A. Section 409A applies to traditional nonqualified deferred compensation plans, certain severance arrangements and equity awards. As described above, the Company maintains a non-tax qualified deferred compensation plan, has entered into severance and change of control agreements with the NEOs, and does grant equity awards. However, to assist in the avoidance of additional tax under Section 409A, the Company structures its equity awards in a manner intended to comply with the applicable Section 409A requirements. With respect to the non-tax qualified deferred compensation plan and the severance and change of control agreements, the Company completed a review of the plan and these agreements in light of the final regulations issued by the Internal Revenue Service and Treasury under Section 409A and has amended the plan and such agreements as necessary to comply with Section 409A.

REPORT OF THE COMPENSATION COMMITTEE[1]

We, the Leadership and Compensation Committee of the Board of Directors, have reviewed and discussed the Compensation Discussion and Analysis ("CD&A") within the Executive Compensation section of this Proxy Statement with the management of the Company. Based on such review and discussion, we have recommended to the Board of Directors that the CD&A be included as part of this proxy statement on Schedule 14A.

Submitted by the Leadership and Compensation Committee of the Board of Directors:

Elizabeth A. Fetter, Chair
Joseph A. Marengi
Bruce A. Pasternack

[1] This report of the Leadership and Compensation Committee of the Board of Directors shall not be deemed "soliciting material," nor is it to be filed with the SEC, nor incorporated by reference in any filing of the Company under the Securities Act of 1933, or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

EXECUTIVE COMPENSATION

The following table lists the annual compensation for our CEO, CFO and our three other most highly compensated executive officers for Fiscal 2008. Also included in the table are two former executive officers of the Company, Stephen P. Dalton, who was Senior Vice President, Engineering through February 7, 2008 and Howard L. Matthews, III, who was President and Chief Operating Officer through April 30, 2007.

Summary Compensation Table

Name and Title	Year	Salary[1]	Bonus[2]	Stock Awards[3]	Option Awards[4]	Non-Equity Incentive Plan Compensation[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[6]	All Other Compen-sation[7]	Total
Richard E. Belluzzo Chairman and	2008	$ 694,231	$ 0	$ 477,617	$1,442,462	$0	$0	$ 10,167	$2,624,477
Chief Executive Officer	2007	$ 669,231	$ 0	$ 175,296	$ 563,650	$0	$0	$ 10,168	$1,418,345
Jon W. Gacek Executive Vice President,	2008	$ 350,004	$ 25,000	$ 316,306	$ 507,590	$0	$0	$ 6,600	$1,205,500
Chief Financial Officer	2007	$ 208,043	$843,000	$ 154,590	$ 264,308	$0	$0	$ 2,356	$1,472,297
William C. Britts Executive Vice President, Sales,	2008	$ 350,004	$ 20,000	$ 327,804	$ 507,788	$0	$0	$ 0	$1,205,596
Marketing and Service	2007	$ 208,656	$843,000	$ 154,590	$ 262,064	$0	$0	$ 0	$1,468,310
Shawn D. Hall Vice President, General Counsel and Secretary	2008	$ 269,249	$ 0	$ 88,808	$ 52,447	$0	$0	$ 7,281	$ 417,785
Barbara L. Barrett Vice President Human Resources	2008	$ 232,008	$ 0	$ 74,472	$ 55,026	$0	$0	$ 6,131	$ 367,637
Stephen P. Dalton Former Senior Vice President, Engineering	2008	$ 273,462	$ 0	$ 204,265	$ 164,288	$0	$0	$274,389	$ 982,004
Howard L. Matthews, III Former President and Chief	2008	$ 0	$ 0	$ 189,357	$ 94,732	$0	$0	$430,386	$ 714,475
Operating Officer	2007	$ 350,005	$ 0	$ 93,964	$ 598,991	$0	$0	$ 28,089	$1,071,049

(1) The amounts included in the Salary column for Fiscal 2008 represent the dollar value of the cash base salaries earned in Fiscal 2008. Further detail related to base salaries follows:

- Mr. Belluzzo's annual base salary increased from $675,000 to $700,000 in June of 2007.
- The annual base salaries of Mr. Gacek and Mr. Britts were not increased during Fiscal 2008.
- Mr. Hall's annual base salary increased from $250,071 to $275,000 in June of 2007.
- Ms. Barrett's annual base salary increased from $223,415 to $234,586 in June of 2007.
- For Mr. Dalton, the figure represents base salary paid through Mr. Dalton's last day of active employment on February 7, 2008.

(2) The bonuses paid to Mr. Gacek and Mr. Britts in Fiscal 2008 were in lieu of any adjustment to their base salaries during Fiscal 2008.

(3) The amounts included in the "Stock Awards" column for Fiscal 2008 represent the compensation cost recognized by the Company in Fiscal 2008 related to non-option equity awards to the executive officers, computed in accordance with SFAS No. 123R, without regard to forfeiture assumptions. The amounts for Mr. Dalton and Mr. Matthews also include the SFAS No. 123R share-based compensation expense recorded in Fiscal 2008 for the accelerated vesting of certain non-option equity awards as provided for in their respective termination agreements. Assumptions used in the calculation of the fair value of non-option equity awards are included under "Stock Incentive Plans and Share-Based Compensation" in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 13, 2008.

(4) The amounts included in the "Option Awards" column for Fiscal 2008 represent the compensation cost recognized by the Company in Fiscal 2008 related to stock option awards to the executive officers, computed in accordance with SFAS No. 123R, without regard to forfeiture assumptions. The amount for Mr. Belluzzo also includes the SFAS No. 123R share-based compensation expense recorded in Fiscal 2008 for the extension of the post-termination exercise period in the event of his retirement from Quantum in the future. The amounts for Mr. Dalton and Mr. Matthews also include the SFAS No. 123R share-based compensation expense recorded in Fiscal 2008 for the extension of the post-termination exercise period for certain stock option awards as provided for in their respective termination agreements. Assumptions used in the calculation of stock option fair values are included under "Stock Incentive Plans and Share-Based Compensation" in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 13, 2008.

(5) No bonuses were paid under the Company's Executive Annual Incentive Plan to the Named Executive Officers in Fiscal 2008.

(6) There is no Change in Pension Value and no Non-Qualified Deferred Compensation Earnings reportable as the Company does not maintain a defined benefit or actuarial pension plan nor were there any above market or preferential earnings on compensation that was deferred.

(7) The amounts listed in All Other Compensation column of the Summary Compensation Table for Fiscal 2008 consist of the following:

Name	401(k) Matching Contributions	Severance Payments	Financial Planning[a]	Other Comp
Richard E. Belluzzo	$ 6,667	$ 0	$ 3,500	$ 0
Jon W. Gacek	$ 6,600	$ 0	$ 0	$ 0
William Britts	$ 0	$ 0	$ 0	$ 0
Shawn D. Hall	$ 6,801	$ 0	$ 480	$ 0
Barbara L. Barrett	$ 5,911	$ 0	$ 220	$ 0
Stephen P. Dalton	$ 0	$ 59,008[b]	$ 0	$ 215,381[c]
Howard L Matthews III	$ 687	$ 420,199[d]	$ 9,500	$ 0

(a) Payments include reimbursement for financial counseling and tax preparation services.
(b) Payments include severance and accrued vacation pay as provided for in Mr. Dalton's termination agreement.
(c) Payments include relocation assistance and reimbursement of relocation expenses.
(d) Payments include severance, one month of salary continuation, COBRA benefits and accrued vacation pay as provided for in Mr. Matthews' termination agreement.

Grants of Plan-Based Awards

The following table presents information on plan-based awards granted during Fiscal 2008. All equity awards specified in this table were made pursuant to the 1993 Long-Term Incentive Plan.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1]			Estimated Future Payouts Under Equity Incentive Plan Awards [2]						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)[10]	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value
Richard E. Belluzzo	6/30/2007	—	—	—	—	—	—	—	720,000[4]	$3.17	$898,992[3]
	6/30/2007	—	—	—	—	—	—	240,000[5]	—	$3.17	$760,800
		—	$700,000	—	—	—	—	—	—	—	—
Jon W. Gacek	6/30/2007	—	—	—	—	—	—	—	225,000[4]	$3.17	$280,935[3]
	6/30/2007	—	—	—	—	—	—	75,000[5]	—	$3.17	$237,750
		—	$245,003	—	—	—	—	—	—	—	—
William C. Britts	6/30/2007	—	—	—	—	—	—	—	225,000[4]	$3.17	$280,935[3]
	6/30/2007	—	—	—	—	—	—	75,000[5]	—	$3.17	$237,750
		—	$245,003	—	—	—	—	—	—	—	—
Shawn D. Hall	6/30/2007	—	—	—	—	—	—	—	105,000[4]	$3.17	$131,103[3]
	6/30/2007	—	—	—	—	—	—	35,000[5]	—	$3.17	$110,950
		—	$110,001	—	—	—	—	—	—	—	—
Barbara L. Barrett	6/30/2007	—	—	—	—	—	—	—	105,000[4]	$3.17	$131,103[3]
	6/30/2007	—	—	—	—	—	—	35,000[5]	—	$3.17	$110,950
		—	$ 93,834	—	—	—	—	—	—	—	—
Stephen P. Dalton	6/07/2007	—	—	—	—	—	—	—	650,000[6]	$2.94	$752,700[3]
	6/30/2007	—	—	—	—	—	—	—	240,000[7]	$3.17	$299,664[3]
	6/30/2007	—	—	—	—	—	—	80,000[8]	—	$3.17	$253,600
Howard L. Matthews III[9]	—	—	—	—	—	—	—	—	—	—	—

(1) Amounts reflect target payments under the Company's Executive Annual Incentive Plan. No amounts were paid to any of the NEOs under the Executive Annual Incentive Plan for Fiscal 2008 performance.

(2) In Fiscal 2008, there were no equity incentive plan awards made to any of the NEOs.

(3) The grant date fair value for option awards has been computed in accordance with SFAS No. 123R. The assumptions included in the model are included under "Stock Incentive Plans and Share-Based Compensation" in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 13, 2008. The fair values for Messrs. Dalton and Matthews include the SFAS No. 123R modification expense recorded in Fiscal 2008 for the accelerated vesting of certain non-option equity awards and extension of the post-termination exercise period for certain stock option awards, in each case as provided for in their respective termination agreements.

(4) Stock options will vest over a period of three (3) years in three equal installments (subject to continued employment): 33% will vest on each of July 1, 2008, July 1, 2009 and July 1, 2010. The options remain exercisable for seven years from the date of grant, unless terminated earlier in accordance with their respective terms. In the event of termination of employment, the exercise period is one year if termination of employment is due to death or disability and ninety days for any other termination of service. The stock options granted to Mr. Belluzzo will remain exercisable for one year following termination of employment if termination is due to retirement.

(5) Restricted stock units will vest over a period of three (3) years in three equal installments (subject to continued employment) as follows: 33% will vest on each of July 1, 2008, July 1, 2009, and July 1, 2010.

(6) In connection with Mr. Dalton's termination of employment on February 7, 2008, the Company agreed to the vesting of 162,500 of Mr. Dalton's options on June 1, 2008, and to the vesting of an additional 13,541 of Mr. Dalton's options on each of July 1, 2008, August 1, 2008 and September 1, 2008. The Company also agreed to extend the post-termination exercise period for all such options to December 31, 2008. The grant date fair value of that portion of Mr. Dalton's stock option grant that will vest pursuant to Mr. Dalton's severance agreement is $235,216.

(7) In connection with Mr. Dalton's termination of employment on February 7, 2008, the Company agreed to the vesting of 80,000 of Mr. Dalton's options on July 1, 2008 and to the extension of the post-termination exercise period for such options to December 31, 2008. The grant date fair value of that portion of Mr. Dalton's stock option grant that will vest pursuant to Mr. Dalton's severance agreement is $99,888.

(8) In connection with Mr. Dalton's termination of employment on February 7, 2008, the Company agreed to the vesting of 26,667 of Mr. Dalton's restricted stock units on July 1, 2008. The grant date fair value of that portion of Mr. Dalton's restricted stock unit grant that will vest pursuant to Mr. Dalton's severance agreement is $84,534.

[9] Mr. Matthews' employment with the Company terminated on April 30, 2007. No equity awards were granted to Mr. Matthews in Fiscal 2008.

[10] There is no specific maximum amount under the Company's Executive Annual Incentive Plan for any of the named executive officers. However, the plan provides that no participant's actual award under the plan may, for any period of three consecutive fiscal years, exceed $15,000,000 or 6,000,000 shares.

Outstanding Equity Awards at Fiscal Year End 2008

The following table provides information with respect to outstanding stock options and RSUs held by the named executive officers as of March 31, 2008.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Pla Awards: Market Valu or Payout Value of Unearned Shares, Unit or Other Rights Tha Have Not Vested ($)
Richard E. Belluzzo	--	720,000 [1]	--	$3.17	6/30/14	240,000 [7]	$513,600	--	--
	395,833 [2]	604,167 [2]	--	$2.15	7/31/13	125,000 [8]	$267,500	--	--
	1,000,000 [3]	--	--	$3.78	3/12/14	--	--	--	--
	1,000,000 [4]	--	--	$3.78	3/12/14	--	--	--	--
	134,680 [5]	--	--	$2.97	9/03/12	--	--	--	--
	1,865,320 [6]	--	--	$2.97	9/03/12	--	--	--	--
Jon W. Gacek	--	225,000 [9]	--	$3.17	6/30/14	75,000 [14]	$160,500	--	--
	525,416 [10]	474,584 [10]	--	$2.15	8/22/13	50,000 [15]	$107,000	--	--
	179,268 [11]	--	--	$1.71	8/13/13	133,333 [16]	$285,333	--	--
	119,512 [12]	--	--	$1.52	8/13/14	--	--	--	--
	239,024 [13]	--	--	$1.46	8/22/10	--	--	--	--
William C. Britts	--	225,000 [17]	--	$3.17	6/30/14	75,000 [22]	$160,500	--	--
	179,268 [18]	--	--	$1.71	8/13/13	50,000 [23]	$107,000	--	--
	525,416 [19]	474,584 [19]	--	$2.15	8/22/13	133,333 [24]	$285,333	--	--
	239,024 [20]	--	--	$1.46	8/22/10	--	--	--	--
	119,512 [21]	--	--	$1.52	8/13/14	--	--	--	--
Shawn D. Hall	--	105,000 [25]	--	$3.17	6/30/14	35,000 [45]	$ 74,900	--	--
	11,666 [26]	5,834 [26]	--	$2.92	6/28/12	22,500 [46]	$ 48,150	--	--
	27,500 [27]	12,500 [27]	--	$2.62	5/31/12	2,974 [47]	$ 6,364	--	--
	32,083 [28]	2,917 [28]	--	$2.93	7/01/11	--	--	--	--
	45,000 [29]	--	--	$2.95	7/29/08	--	--	--	--
	40,000 [30]	--	--	$2.08	7/31/12	--	--	--	--
	33,000 [31]	--	--	$6.70	5/02/12	--	--	--	--
	16,500 [32]	--	--	$6.70	5/02/12	--	--	--	--
	21,875 [33]	--	--	$9.70	7/31/11	--	--	--	--
	3,125 [34]	--	--	$9.70	7/31/11	--	--	--	--
	25,139 [35]	--	--	$13.28	1/31/11	--	--	--	--
	4,861 [36]	--	--	$13.28	1/31/11	--	--	--	--
	1,973 [37]	--	--	$12.4953	6/21/10	--	--	--	--
	3,521 [38]	--	--	$9.5625	6/21/10	--	--	--	--
	228 [39]	--	--	$8.7879	1/11/10	--	--	--	--
	23 [40]	--	--	$8.7879	1/11/10	--	--	--	--
	50 [41]	--	--	$8.6875	1/11/10	--	--	--	--
	500 [42]	--	--	$8.6875	1/11/10	--	--	--	--
	733 [43]	--	--	$18.3125	8/31/09	--	--	--	--
	225 [44]	--	--	$7.8267	8/31/09	--	--	--	--
Barbara L. Barrett	--	105,000 [48]	--	$3.17	6/30/14	35,000 [66]	$ 74,900	--	--
	13,333 [49]	6,667 [49]	--	$2.92	6/28/12	17,500 [67]	$ 37,450	--	--
	34,375 [50]	15,625 [50]	--	$2.62	5/31/12	3,400 [68]	$ 7,276	--	--
	28,875 [51]	2,625 [51]	--	$2.93	7/01/11	--	--	--	--
	40,000 [52]	--	--	$2.95	7/29/08	--	--	--	--
	20,000 [53]	--	--	$2.98	8/27/12	--	--	--	--
	10,000 [54]	--	--	$2.08	7/31/12	--	--	--	--
	5,000 [55]	--	--	$6.70	5/02/12	--	--	--	--

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
	10,000[56]	--	--	$6.70	5/02/12	--	--	--	--
	7,500[57]	--	--	$9.70	7/31/11	--	--	--	--
	2,800[58]	--	--	$9.56	6/21/10	--	--	--	--
	1,275[59]	--	--	$12.50	6/21/10	--	--	--	--
	667[60]	--	--	$8.69	1/11/10	--	--	--	--
	100[61]	--	--	$8.69	1/11/10	--	--	--	--
	46[62]	--	--	$8.79	1/11/10	--	--	--	--
	304[63]	--	--	$8.79	1/11/10	--	--	--	--
	600[64]	--	--	$17.24	4/27/09	--	--	--	--
	274[65]	--	--	$6.90	4/27/09	--	--	--	--
Stephen P. Dalton	--	240,000[69]	--	$3.17	12/31/08	26,667[74]	$57,067	--	--
	--	650,000[70]	--	$2.94	12/31/08	40,000[75]	$85,600	--	--
	50,000[71]	100,000[71]	--	$2.38	12/31/08			--	--
	34,375[72]	15,625[72]	--	$2.62	12/31/08	--	--	--	--
	115,625[73]	34,375[73]	--	$2.76	12/31/08	--	--	--	--
Howard L. Matthews III[76]	--	--	--	--	--	--	--	--	--

(1) 720,000 options granted 6/30/07; vest annually in equal installments over three years (subject to continued employment) beginning 7/1/07.

(2) 1,000,000 options granted 7/31/06; vest monthly in equal installments over four years (subject to continued employment) beginning 8/1/06.

(3) 1,000,000 options granted 3/12/04; vested monthly in equal installments over two years beginning 3/1/04.

(4) 1,000,000 options granted 3/12/04; vested monthly in equal installments over four years beginning 3/1/04.

(5) 134,680 options granted 9/3/02; 25% vested on 9/1/03 with 75% vesting monthly in equal installments over three years beginning 9/1/03.

(6) 1,865,320 options granted 9/3/02; 25% vested on 9/1/03 with 75% vesting monthly in equal installments over three years beginning 9/1/03.

(7) 240,000 RSU's granted 6/30/07; vest annually in equal installments over three years (subject to continued employment) beginning 7/1/07.

(8) 250,000 RSU's granted 8/22/06; vest annually in equal installments over two years (subject to continued employment) beginning 9/1/06.

(9) 225,000 options granted 6/30/07; vest annually in equal installments over three years (subject to continued employment) beginning 7/1/07.

(10) 1,000,000 options granted 8/22/06; 33% vested on 8/22/07 with 67% vesting monthly in equal installments over two years (subject to continued employment) beginning 08/22/07.

(11) 179,268 options granted 8/22/06; 75% vested on 8/22/06 and 25% vested on 8/25/06.

(12) 119,512 options granted 8/22/06; 50% vested on 8/22/06 and 50% vested on 8/25/06.

(13) 239,024 options granted 8/22/06; 25% vested on 8/22/06 and 75% vested on 8/25/06.

(14) 75,000 RSU's granted 6/30/07; vest annually in equal installments over three years (subject to continued employment) beginning 7/1/07.

(15) 100,000 RSU's granted 8/22/06; vest annually in equal installments over two years (subject to continued employment) beginning 9/1/06.

(16) 200,000 RSU's granted 8/22/06; vest annually in equal installments over three years (subject to continued employment) beginning 9/1/06.

(17) 225,000 options granted 6/30/07; vest annually in equal installments over three years (subject to continued employment) beginning 7/1/07.

(18) 179,268 options granted 8/22/06; 75% vested on 8/22/06 and 25% vested on 8/25/06.

(19) 1,000,000 options granted 8/22/06; 33% vested on 8/22/07 with 67% vesting monthly in equal installments over two years (subject to continued employment) beginning 08/22/07.

(20) 239,024 options granted 8/22/06; 25% vested on 8/22/06 and 75% vested on 8/25/06.

(21) 119,512 options granted 8/22/06; 50% vested on 8/22/06 and 50% vested on 8/25/06.

(22) 75,000 RSU's granted 6/30/07; vest annually in equal installments over three years (subject to continued employment) beginning 7/1/07.

(23) 100,000 RSU's granted 8/22/06; vest annually in equal installments over two years (subject to continued employment) beginning 9/1/06.

(24) 200,000 RSU's granted 8/22/06; vest annually in equal installments over three years (subject to continued employment) beginning 9/1/06.

(25) 105,000 options granted 6/30/07; vest annually in equal installments over three years (subject to continued employment) beginning 7/1/07.

(26) 17,500 options granted 6/28/05; vest monthly in equal installments over four years (subject to continued employment) beginning 7/1/05.

(27) 40,000 options granted 6/2/05; vest monthly in equal installments over four years (subject to continued employment) beginning 6/1/05.

(28) 35,000 options granted 6/7/04; vested monthly in equal installments over four years beginning 7/1/04.

(29) 45,000 options granted 7/29/03; vested monthly in equal installments over two years beginning 7/1/03.

(30) 50,000 options granted 7/31/02; vested monthly in equal installments over four years beginning 7/1/02.

(31) 33,000 options granted 5/2/02; vested monthly in equal installments over four years beginning 4/1/02.

(32) 16,500 options granted 5/2/02; vested monthly in equal installments over four years beginning 4/1/02.

(33) 21,875 options granted 7/31/01; vested monthly in equal installments over three years beginning 7/1/01.

(34) 3,125 options granted 7/31/01; vested monthly in equal installments over four years beginning 7/1/01.

(35) 25,139 options granted 1/30/01; vested monthly in equal installments over four years beginning 1/1/01.

(36) 4,861 options granted 1/30/01; vested monthly in equal installments over four years beginning 1/1/01.

(37) 1,973 options granted 6/21/00; vested monthly in equal installments over four years beginning 4/1/00.

(38) 4,333 options granted 6/21/00; vested monthly in equal installments over four years beginning 4/1/00.

(39) 456 options granted 1/11/00; vested monthly in equal installments over two years beginning 1/1/00.

(40) 46 options granted 1/11/00; vested annually in equal installments over two years beginning 1/1/00.

(41) 100 options granted 1/11/00; vested annually in equal installments over two years beginning 1/1/00.

(42) 1,000 options granted 1/11/00; vested monthly in equal installments over two years beginning 1/1/00.

(43) 733 options granted 8/31/99; 25% vested on 9/1/00 with 75% vesting monthly in equal installments over three years beginning 9/1/00.

(44) 335 options granted 8/31/99; 25% vested on 9/1/00 with 75% vesting monthly in equal installments over three years beginning 9/1/00.

(45) 35,000 RSU's granted 6/30/07; vest annually in equal installments over three years (subject to continued employment) beginning 7/1/07.

(46) 45,000 RSU's granted 8/22/06; vest annually in equal installments over two years (subject to continued employment) beginning 9/1/06.

(47) 5,950 RSA's granted 6/28/05; vest annually in equal installments over four years (subject to continued employment) beginning 7/1/05.

(48) 105,000 options granted 6/30/07; vest annually in equal installments over three years (subject to continued employment) beginning 7/1/07.

(49) 20,000 options granted 6/28/05; vest monthly in equal installments over four years (subject to continued employment) beginning 7/1/05.

(50) 50,000 options granted 6/2/05; vest monthly in equal installments over four years (subject to continued employment) beginning 6/1/05.

(51) 31,500 options granted 6/7/04; vested monthly in equal installments over four years beginning 7/1/04.

(52) 40,000 options granted 7/29/03; vested monthly in equal installments over two years beginning 7/1/03.

(53) 20,000 options granted 8/27/02; vested monthly in equal installments over four years beginning 8/1/02.

(54) 10,000 options granted 7/31/02; vested monthly in equal installments over four years beginning 7/1/02.

(55) 5,000 options granted 5/2/02; vested monthly in equal installments over four years beginning 4/1/02.

(56) 10,000 options granted 5/2/02; vested monthly in equal installments over four years beginning 4/1/02.

(57) 7,500 options granted 7/31/01; vested monthly in equal installments over four years beginning 7/1/01.

(58) 2,800 options granted 6/21/00; vested monthly in equal installments over four years beginning 4/1/00.

(59) 1,275 options granted 6/21/00; vested monthly in equal installments over four years beginning 4/1/00.

(60) 667 options granted 1/11/00; vested monthly in equal installments over two years beginning 1/1/00.

(61) 100 options granted 1/11/00; vested annually in equal installments over two years beginning 1/1/00.

(62) 46 options granted 1/11/00; vested annually in equal installments over two years beginning 1/1/00.

(63) 304 options granted 1/11/00; vested monthly in equal installments over two years beginning 1/1/00.

(64) 600 options granted 4/27/99; 25% vested on 4/1/00 with 75% vesting monthly in equal installments over three years beginning 4/1/00.

(65) 274 options granted 4/27/99; 25% vested on 4/1/00 with 75% vesting monthly in equal installments over three years beginning 4/1/00.

(66) 35,000 RSU's granted 6/30/07; vest annually in equal installments over three years (subject to continued employment) beginning 7/1/07.

(67) 35,000 RSU's granted 8/22/06; vest annually in equal installments over two years (subject to continued employment) beginning 9/1/06.

(68) 6,800 RSA's granted 6/28/05; vest annually in equal installments over four years (subject to continued employment) beginning 7/1/05.

(69) 240,000 options granted 6/30/07; 80,000 shares vest on 7/1/08, remaining shares forfeited.

(70) 650,000 options granted 6/7/07; 162,500 shares vested on 6/1/08 with an additional 40,625 vesting monthly through 9/1/08, remaining shares forfeited.

(71) 150,000 options granted 11/16/06; 37,500 shares vested on 11/1/07 with an additional 31,250 vesting monthly in equal installments through 9/1/08, remaining shares forfeited.

(72) 50,000 options granted 6/2/05; 40,625 shares vesting monthly in equal installments through 9/1/08, remaining shares forfeited.

(73) 150,000 options granted 3/22/05; 37,500 shares vested on 2/1/06 with an additional 96,875 vesting monthly in equal installments through 9/1/08, remaining shares forfeited.

(74) 80,000 RSU's granted 6/30/07; 26,667 shares vest on 7/1/08, remaining shares forfeited.

(75) 80,000 RSU's granted 8/22/06; 40,000 shares vested on 9/1/07, remaining shares vest on 9/1/08.

(76) Mr. Matthews' employment with Quantum ended on April 30, 2007.

Note: The table above reflects a $2.14 share price at Fiscal 2008 end (March 31, 2008).

Option Exercises and Stock Vested in Fiscal 2008

The following table provides information on stock option exercises and restricted stock and restricted stock unit vesting during Fiscal 2008.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) [(1)]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) [(2)]
Richard E. Belluzzo	—	—	125,000	$ 407,500
Jon W. Gacek	89,634	$ 195,402	116,667	$ 380,334
William C. Britts	239,024	$ 294,000	116,667	$ 380,334
Shawn D. Hall	—	—	26,321	$ 85,501
Barbara L. Barrett	—	—	21,300	$ 69,134
Stephen P. Dalton	—	—	45,000	$ 148,050
Howard L. Matthews III	993,750	$ 464,099	37,500	$ 102,750

(1) Value calculated is the difference between the market price of the underlying securities at exercise and the exercise or base price of the options.
(2) Value is calculated by multiplying the number of shares of stock by the market value of the underlying shares on the vesting date.

Nonqualified Deferred Compensation

The following table provides information on contributions made to the Nonqualified Deferred Compensation Plan during Fiscal 2008.

Name	Executive Contributions in Last Fiscal Year [(1)]	Company Contributions in Last Fiscal Year	Aggregate Interest or Other Earnings Accrued in Last Fiscal Year	Aggregate Withdrawals/ Distributions During Last Fiscal Year	Aggregate Balance of Executive's Account at Last Fiscal Year End
Howard L. Matthews III	$6,058 [(2)]	$0	$562	$18,896	$0

(1) No Nonqualified Deferred Compensation contributions were made by any other executive officer during Fiscal 2008.
(2) None of the contributions or earnings reported here are reflected in the Summary Compensation Table above.

The Company's Nonqualified Deferred Compensation Plan is discussed further under the section entitled "Compensation Discussion and Analysis — Retirement Benefits."

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS[2]

The Audit Committee was established primarily to: i) provide oversight of Quantum's accounting and financial reporting processes and the audit of Quantum's financial statements; and ii) assist the Board of Directors in the oversight of: (a) the integrity of Quantum's financial statements; (b) Quantum's compliance with legal and regulatory requirements; (c) the independent registered public accounting firm's performance, qualifications and independence; and (d) the performance of Quantum's internal audit function.

The Audit Committee, after appropriate review and discussion, determined that it had fulfilled its responsibilities under the Charter this year. The Audit Committee has reviewed and discussed the Consolidated Financial Statements for Fiscal 2008 with management and the Company's independent registered public accounting firm; and management represented to the Audit Committee that Quantum's Consolidated Financial Statements were prepared in accordance with generally accepted accounting principles. This review included a discussion with management of the quality, not merely the acceptability, of Quantum's accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosure in Quantum's Consolidated Financial Statements. The Audit Committee discussed with the Company's independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees", including the independence of the independent registered public accounting firm. The Audit Committee received from the independent registered public accounting firm the written disclosures and the letter from the auditors required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees". In reliance on these views and discussions, and the report of the Company's independent registered public accounting firm, the Audit Committee has recommended to the Board, and the Board has approved, the inclusion of the audited Consolidated Financial Statements in Quantum's Annual Report on Form 10-K for the year ended March 31, 2008 for filing with the SEC.

MEMBERS OF THE AUDIT COMMITTEE

Dennis P. Wolf, Chair
Paul R. Auvil
Thomas S. Buchsbaum
Edward M. Esber, Jr.

AUDIT AND AUDIT-RELATED FEES

The following table shows the fees billed for various professional services by Ernst & Young LLP for Fiscal 2008 and fiscal year 2007:

Amounts in thousands	**Fiscal Year**	
	2008	**2007**
Audit Fees(1)	$ 2,420	$ 3,273
Audit-related Fees(2)	14	14
Tax Fees(3)	191	303
All Other Fees	—	—
Total	$ 2,625	$ 3,590

[2] This report of the Audit Committee of the Board of Directors shall not be deemed "soliciting material," nor is it to be deemed filed with the SEC, nor incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(1) Audit fees include the audit of Quantum's annual financial statements, review of financial statements included in Quantum's Quarterly Reports on Form 10-Q and services that are normally provided by the independent registered public accounting firm in connection with foreign statutory and regulatory filings or engagements for those fiscal years and include services in connection with assisting the Company in its compliance with its obligations under Section 404 of the Sarbanes-Oxley Act and related regulations. Audit fees also include advice on audit and accounting matters that arose during, or as a result of, the audit or the review of interim financial statements, including the application of proposed accounting rules, statutory audits required by non-U.S. jurisdictions and the preparation of an annual "management letter" containing observations and discussions on internal control matters.

(2) This category consists of assurance and related services performed by Ernst & Young LLP that are reasonably related to the performance of the audit or review of Quantum's financial statements and are not reported above in "Audit Fees." All such services were approved by the Audit Committee, either through pre-approval or specific project approval.

(3) This category consists of professional services rendered by Ernst & Young LLP for tax compliance and tax consulting. The tax compliance services principally include preparation and/or review of various tax returns, assistance with tax return supporting documentation and tax return audit assistance. The tax consulting services principally include advice regarding mergers and acquisitions, international tax structure and other strategic tax planning opportunities. All such services were approved by the Audit Committee, either through pre-approval or specific project approval.

In accordance with Audit Committee policy and the requirements of law, all services to be provided by the Company's independent registered public accounting firm, Ernst & Young LLP ("E&Y"), are pre-approved by the Audit Committee. This is to avoid potential conflicts of interest that could arise if the Company received specified non-audit services from its auditing firm. Annually, the Audit Committee pre-approves appropriate audit, audit-related and tax services (which are listed on a general approval schedule) that E&Y may perform for the Company. Where such services are expected to require more than ten hours of billable E&Y senior partner (or the equivalent) time, the Company must notify the Audit Committee of E&Y's performance of such services. For all services to be performed by E&Y that are not specified in the general pre-approval schedule, the Company must obtain specific engagement approval from the Audit Committee for such services in advance. The Audit Committee has delegated to a subcommittee (comprised solely of members of the Audit Committee) the authority to receive all notifications and requests relating to E&Y's performance of services for the Company. The Audit Committee will review and make changes to the services listed under the general approval schedule on an annual basis and otherwise from time to time as necessary.

Representatives of Ernst & Young LLP attended all regular meetings of the Audit Committee in Fiscal 2008. The Audit Committee believes that the provision of services by Ernst & Young LLP described above is compatible with maintaining Ernst & Young LLP's independence from the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of June 2, 2008 certain information with respect to the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers and (iv) all current directors and executive officers as a group. Unless otherwise indicated, the business address for the beneficial owners listed below is 1650 Technology Drive, Suite 800, San Jose, CA 95110.

Name	Number of Shares Beneficially Owned[1]	Approximate Percentage of Shares Owned[2]
Clearbridge Advisors, LLC 399 Park Avenue New York, NY 10022	13,011,913 [3]	6.29 %
Noonday Asset Management, L.P. 227 West Trade Street, Suite 2140 Charlotte, NC 28202	12,100,876 [4]	5.85 %
Nordea Investment Funds S.A. 672, rue de Neudorf, Findel, P.O. Box 782 L-2017, Luxembourg	11,892,100 [5]	5.75 %
NWQ Investment Management Company, LLC 2049 Century Park East, 18th Floor Los Angeles, CA 9006	28,962,914 [6]	14.00 %
Private Capital Management, L.P. 8889 Pelican Bay Blvd., Suite 500 Naples, FL 34108	39,655,934 [7]	19.16 %
Tennenbaum Capital Partners, LLC 2951 28th Street, Suite 1000 Santa Monica, CA 90405	11,659,770 [8]	5.63 %

Paul R. Auvil III	0	(9)	*
Barbara L. Barrett	215,109	(10)	*
Richard E. Belluzzo	4,932,841	(11)	2.38 %
William C. Britts	1,617,552	(12)	*
Michael A. Brown	175,116	(13)	*
Thomas S. Buchsbaum	122,497	(14)	*
Stephen P. Dalton	546,447	(15)	*
Edward M. Esber, Jr.	341,452	(16)	*
Elizabeth A. Fetter	99,704	(17)	*
Jonathan W. Gacek	1,274,887	(18)	*
Shawn D. Hall	378,145	(19)	*
Joseph A. Marengi	37,688	(20)	*
Howard L. Matthews, III	90,903	(21)	*
Bruce A. Pasternack	31,443	(22)	*
Dennis P. Wolf	31,443	(23)	*
All directors and executive officers as a group (14 persons)	9,895,227	(24)	4.78 %

(*) Less than 1%.

(1) Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to the Company's knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder.

(2) Applicable percentage ownership is based on 206,951,851 shares of Common Stock outstanding as of June 2, 2008. Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares. Shares of Common Stock subject to options currently exercisable, or exercisable within 60 days after June 2, 2008, are considered beneficially owned by the holder, but such shares are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

(3) Information is based on Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2008 by ClearBridge Advisors, LLC and Smith Barney Fund Management LLC, affiliated Delaware limited liability companies. ClearBridge Advisors, LLC has shared voting power with respect to 11,365,758 shares and shared dispositive power with respect to 12,915,213 shares. Smith Barney Fund Management LLC has shared voting and dispositive power with respect to 96,700 shares.

(4) Information is based on a Schedule 13G/A filed with the Securities and Exchange Commission on January 24, 2008 by Noonday Asset Management, L.P and Noonday G.P. (U.S.), L.L.C., both Delaware limited partnership and investment advisors, Noonday Capital L.L.C., a Delaware limited liability company that is the general partner of the two investment advisors, David I. Cohen, Saurabh K. Mitaal and Andrew J.M. Spokes (each of whom are managing members of the two investment advisors and the Noonday general partner) and certain other affiliated limited liability companies and limited liability partnerships. The reporting persons beneficially own, in aggregate, (i) 7,250,300 shares of Company common stock and (ii) $21,000,000 in principal amount of 4.375% Convertible Subordinated Notes due August 1, 2010 of the Company.

(5) Information is based on Schedule 13G/A, filed with the Securities and Exchange Commission on February 14, 2008 by Nordea Investment Funds S.A., a company organized in Luxembourg.

(6) Information is based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2008 by NWQ Investment Management Company, LLC, an investment advisor and a Delaware limited liability corporation. NWQ states in such filing that the securities of the Company reported on such Schedule 13G/A are beneficially owned by clients of NWQ Investment Management Company, LLC.

(7) Information is based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2008 by Private Capital Management, L.P., a Delaware limited partnership ("PCM"). PCM has sole voting and dispositive power with respect to 7,005,050 shares and shared voting and dispositive power with respect to 32,650,884 shares. PCM exercises shared voting authority with respect to shares held by those PCM clients that have delegated proxy voting authority to PCM. Such delegation may be granted or revoked at any time at the client's discretion. PCM disclaims beneficial ownership of shares over which it has dispositive power and disclaims the existence of a group.

(8) Information is based on a Schedule 13G filed with the Securities and Exchange Commission on March 28, 2008 by Tennenbaum Capital Partners, LLC, an investment advisor and a Delaware limited liability company ("TCP"). Tennenbaum Multi-Strategy Master Fund, a fund managed by TCP, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 11,659,770 shares. TCP serves as investment advisor to a fund that is the registered holder of $50,720,000 in principal amount of 4.375% Convertible Subordinated Notes due August 1, 2010 of the Company. 11,659,770 represents the aggregate number of shares of Company common stock into which TCP's convertible promissory notes may convert.

(9) Paul R. Auvil III was appointed to Quantum's board of directors effective August 23, 2007. None of his stock options or restricted stock units are vested or exercisable at June 2, 2008 or within sixty (60) days thereafter.

(10) Represents 23,377 shares of Common Stock, of which 3,400 shares are restricted shares, 11,667 restricted stock units that will vest on July, 1, 2008 and 180,065 shares subject to Common Stock options exercisable at June 2, 2008, or within sixty (60) days thereafter. The restricted shares are scheduled to vest as follows: 1,700 shares on each of July 1, 2008 and July 1, 2009, provided that Ms. Barrett continues to be employed by Quantum on that date.

(11) Represents 112,841 shares of Common Stock, 80,000 restricted stock units that will vest on July 1, 2008 and 4,740,000 shares subject to Common Stock options exercisable at June 2, 2008, or within sixty (60) days thereafter.

(12) Represents 342,665 shares of Common Stock, 25,000 restricted stock units that will vest on July 1, 2008 and 1,249,887 shares subject to Common Stock options exercisable at June 2, 2008, or within sixty (60) days thereafter.

(13) Represents 93,118 shares of Common Stock, and 81,998 shares subject to Common Stock options exercisable at June 2, 2008, or within sixty (60) days thereafter.

(14) Represents 37,643 shares of Common Stock, and 84,854 shares subject to Common Stock options exercisable at June 2, 2008, or within sixty (60) days thereafter.

(15) Represents 13,739 shares of Common Stock, 26,667 restricted stock units that will vest on July 1, 2008 and 506,041 shares subject to Common Stock options exercisable at June 2, 2008, or within sixty (60) days thereafter.

(16) Represents 108,385 shares of Common Stock, and 233,067 shares subject to Common Stock options that were exercisable at June 2, 2008 or within sixty (60) days thereafter. The Esber Family Trust beneficially owns 80,000 shares.

(17) Represents 24,642 shares of Common Stock, and 75,062 shares subject to Common Stock options exercisable at June 2, 2008, or within sixty (60) days thereafter.

(18) Represents 25,000 restricted stock units that will vest on July 1, 2008 and 1,249,887 shares subject to Common Stock options exercisable at June 2, 2008, or within sixty (60) days thereafter.

(19) Represents 54,570 shares of Common Stock, of which 2,974 shares are restricted shares, 11,667 restricted stock units that will vest on July 1, 2008 and 311,908 shares subject to Common Stock options exercisable at June 2, 2008, or within sixty (60) days thereafter. The restricted shares are scheduled to vest as follows: 1,487 shares on each of July 1, 2008 and July 1, 2009, provided that Mr. Hall continues to be employed by Quantum on that date.

(20) Represents 4,438 shares of Common Stock, and 33,250 shares subject to Common Stock options exercisable at June 2, 2008, or within sixty (60) days thereafter.

(21) Represents shares of Common Stock.

(22) Represents 2,318 shares of Common Stock, and 29,125 shares subject to Common Stock options exercisable at June 2, 2008, or within sixty (60) days thereafter.

(23) Represents 2,318 shares of Common Stock, and 29,125 shares subject to Common Stock options exercisable at June 2, 2008, or within sixty (60) days thereafter.

(24) Represents 910,957 shares of Common Stock, some of which are restricted shares; and 180,001 restricted stock units and 8,804,269 shares subject to Common Stock options vested or exercisable at June 2, 2008, or within sixty (60) days thereafter.

TRANSACTIONS WITH RELATED PERSONS

The Company has entered into indemnification agreements with its executive officers, directors and certain significant employees containing provisions that are in some respects broader than the specific indemnification provisions contained in the General Corporation Law of Delaware. These agreements provide, among other things, for indemnification of the executive officers, directors and certain significant employees in proceedings brought by third parties and in stockholder derivative suits. Each agreement also provides for advancement of expenses to the indemnified party.

The Company has entered into a change of control agreement with Gerald G. Lopatin ("Mr. Lopatin") who was hired on March 3, 2008 as the Company's Senior Vice President of Engineering. The material terms of Mr. Lopatin's change of control agreement are the same as for the Company's other NEOs and are described above in the CD&A under "Change in Control Severance Policy, Employment Agreements and Severance Agreements."

The Company has entered into agreements with its Nonemployee Directors whereby in the event that there is a "change of control" of the Company (which is defined in the agreements to include, among other things, a merger or sale of all or substantially all of the assets of the Company or a reconstitution of the Company's Board) and, on or within 18 months of the change of control, the Nonemployee Director's performance of services as a Board member terminates other than as a result of death or Disability (as defined in the Agreement), then, to the extent that any portion of any equity-based compensation awards held by such Director is not vested at the time of termination, all such unvested awards will automatically vest.

Procedures for Reviewing and Approving Related Party Transactions

The Company's Code of Business Conduct and Ethics (the "Code") requires that the Company's employees, officers and directors should avoid conducting Company business with a relative or significant other, or with a business in which a relative or significant other is associated in any significant role unless disclosed to and approved by the Company's General Counsel in advance. If the proposed relationship involves the Company's directors or executive officers or is determined by the Company's General Counsel to be material to the Company (or, if applicable, Securities and Exchange Commission or New York Stock Exchange rules require approval by the Audit Committee), the Audit Committee of the Board must review and approve the matter in writing in advance of any such related party transactions.

PERFORMANCE GRAPH[3]

The following graph compares the cumulative total return to stockholders of the Company's Common Stock at March 31, 2008, for the period since March 31, 2003, to the cumulative total return over such period of (i) the NASDAQ Composite Index, and (ii) the S & P Computer Storage & Peripherals Index. The graph assumes the investment of $100 on March 31, 2003 in Common Stock and in each of the indices listed on the graph and reflects the change in the market price of the Common Stock relative to the changes in the noted indices at March 31, 2004, March 31, 2005, March 31, 2006, March 31, 2007 and March 31, 2008. The performance shown below is based on historical data and is not indicative of, nor intended to forecast, future price performance of the Common Stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Quantum Corporation, The NASDAQ Composite Index
And The S&P Computer Storage & Peripherals Index


$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
3/03
3/04
3/05
3/06
3/07
3/08
Quantum Corporation
NASDAQ Composite
S&P Computer Storage & Peripherals

* $100 invested on 3/31/03 in stock or index-including reinvestment of dividends.
Fiscal year ending March 31.

Copyright © 2008, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. All rights reserved.
www.researchdatagroup.com/S&P.htm

[3] This section is not "soliciting material," is not deemed filed with the SEC, and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

COMMUNICATING WITH THE COMPANY

We have from time-to-time received calls from stockholders inquiring about the available means of communication with the Company. If you would like to receive information about the Company, without charge, you may use one of these convenient methods:

- To view the Company's website on the Internet, use the Company's Internet address located at www.quantum.com. The Company's website includes product, corporate and financial data, job listings, recent earnings releases, a delayed stock price quote, and electronic files of this Proxy Statement and the Company's Form 10Ks, Form 10Qs, and Annual Reports to Stockholders. Internet access has the advantage of providing you with recent information about the Company throughout the year. The Company's Code of Business Conduct and Ethics and the Company's Corporate Governance Principles can also be found on the Company's website at http://www.quantum.com, by clicking "Investors" from the home page and selecting "Corporate Governance." Requests to receive by mail a free copy of printed financials and of the Company's Code of Business Conduct and Ethics and its Corporate Governance Principles can also be submitted by contacting the Company's Investor Relation Department at the address stated below or on-line by visiting the Company's website at http://www.quantum.com, where the request form may be found by clicking "Investors" from the home page and selecting "Contact Investor Relations."

- To reach our Investor Relations Department, please call or send correspondence to:

  Quantum Corporation
  Attention: Investor Relations Department
  1650 Technology Drive
  Suite 800
  San Jose, CA 95110

  Tel (local): 408-944-4450
  Fax: 408-944-6544
  Email: *IR@quantum.com*

OTHER MATTERS

The Company knows of no other matters to be submitted at the Annual Meeting. Any proposal that a stockholder intends to submit for consideration at the Annual Meeting must be received by the Secretary of the Company within the timeframes specified in the Company's Bylaws and must include the information specified in the Bylaws. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

BY THE ORDER OF THE BOARD OF DIRECTORS

Shawn D. Hall
Vice President, General Counsel and Secretary

Dated: June 27, 2008

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Appendix A
FORM OF CERTIFICATE OF AMENDMENT

CERTIFICATE OF AMENDMENT
TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF QUANTUM CORPORATION

A Delaware Corporation

Quantum Corporation, a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), hereby certifies that:

1. The name of this Corporation is Quantum Corporation.

2. The date of filing of this Corporation's original Certificate of Incorporation with the Secretary of State of Delaware was January 28, 1987.

3. Pursuant to Section 242 of the Delaware General Corporation Law, this Certificate of Amendment hereby amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation by deleting the first paragraph of Article IV and substituting therefor a new first paragraph to read in its entirety as follows:

   "This Corporation is authorized to issue two classes of shares to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of Common Stock that this Corporation is authorized to issue is ***[1,000,000,000 divided by any number between 4 and 12, inclusive]****, with a par value of $0.01 per share, and the total number of shares of Preferred Stock that this Corporation is authorized to issue is ***[20,000,000 divided by any number between 4 and 12, inclusive]****, with a par value of $0.01 per share. Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment to the Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each ***[between four (4) and twelve (12, inclusive)]**** shares of the Corporation's Common Stock, par value $0.01 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.01 per share, of the Corporation. No fractional shares shall be issued and, in lieu thereof, any holder of less than one (1) share of Common Stock shall be entitled to receive cash for such holder's fractional share based upon the closing sales price of the Corporation's Common Stock as reported on the New York Stock Exchange, as of the date this Certificate of Amendment is filed with the Secretary of State of the State of Delaware. The Board of Directors of the corporation, subject to any restrictions contained in Delaware Law, the Bylaws, any preferences and relative, participating, optional or other special rights of any outstanding class or series of preferred stock of the Corporation and any qualifications or restrictions on the Common Stock created thereby, may declare and pay dividends upon the shares of its capital stock. The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve."

4. This Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly adopted by the stockholders of the Corporation in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

---

* These amendments approve the combination of any whole number of shares of Common Stock between and including four (4) and twelve (12) into one (1) share of Common Stock. By these amendments, the stockholders would approve each of the nine amendments proposed by the Board of Directors. The Certificate of Amendment filed with the Secretary of State of the State of Delaware will include only that amendment determined by the Board of Directors to be in the best interests of the Corporation and its stockholders. The other eight proposed amendments will be abandoned pursuant to Section 242(c) of the Delaware General Corporation Law. The Board of Directors may also elect not to do any reverse split in which case all nine proposed amendments will be abandoned. In accordance with the resolutions to be adopted by the stockholders, the Board of Directors will not implement any amendment providing for a different split ratio.

IN WITNESS WHEREOF, Quantum Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by Shawn D. Hall, its Secretary and General Counsel, this ____ day of _______, 200_.

QUANTUM CORPORATION

____

Shawn D. Hall
Secretary and General Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission file number 1-13449

QUANTUM CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	**94-2665054**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
1650 Technology Drive, Suite 800, San Jose, California	**95110**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (408) 944-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
QUANTUM CORPORATION-DLT & STORAGE SYSTEMS GROUP COMMON STOCK	NEW YORK STOCK EXCHANGE
RIGHTS TO PURCHASE SERIES B JUNIOR PARTICIPATING PREFERRED STOCK	NEW YORK STOCK EXCHANGE

Securities registered pursuant to Section 12(g) of the Act:

4.375% CONVERTIBLE SUBORDINATED NOTES DUE 2010

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. (See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act).

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of Quantum Corporation's common stock, $0.01 par value per share, held by nonaffiliates of the Registrant was approximately $394 million on September 30, 2007, the last day of the Registrant's most recently completed second fiscal quarter, based on the closing sales price of the Registrant's common stock on that date on the New York Stock Exchange. For purposes of this disclosure, shares of common stock held by persons who hold more than 5% of the outstanding shares of common stock and shares held by officers and directors of the Registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily conclusive.

As of the close of business on June 2, 2008, there were approximately 207.0 million shares of Quantum Corporation's common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on August 19, 2008, which the Registrant will file with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this report, is incorporated by reference in Part III of this Form 10-K to the extent stated herein.

INDEX

PART I

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this report usually contain the words "will," "estimate," "anticipate," "expect", "believe" or similar expressions and variations or negatives of these words. All such forward-looking statements including, but not limited to, (1) our expectation that we will continue to derive a substantial majority of our revenue from products based on our tape technology; (2) our expectations regarding the amounts and timing of any future restructuring charges, including cost savings resulting therefrom; (3) our belief that strong competition in the tape drive, tape media and tape automation systems markets will result in further price erosion; (4) our belief that we have sufficient resources to cover the remaining tax liability under the Tax Sharing and Indemnity Agreement with Maxtor; (5) our belief that our existing cash and capital resources will be sufficient to meet all currently planned expenditures, repayment of debt, and sustain our operations for the next 12 months; (6) our expectation that we will return to profitability; (7) our goals for future operating performance, including our revenue growth, amount and mix, our expectations regarding revenue, gross margin and operating expenses for fiscal 2009 and our cash flows; (8) our belief that our ultimate liability in any infringement claims made by any third parties against us will not be material to us; (9) our belief that we may make additional acquisitions in the future; (10) our expectations about the timing and maximum amounts of our future contractual payment obligations; (11) our belief that our total foreign exchange rate exposure is not significant; (12) our expectations regarding the benefits of our acquisition of Advanced Digital Information Corporation ("ADIC"); (13) our expectations regarding the amount and timing of recognized compensation costs related to our equity awards; (14) our expectations relating to our growth within disk-based backup, software and services markets, (15) our expectations regarding our ongoing efforts to reduce our cost structure, including facilities and workforce reductions, (16) our research and development plans and focuses, including our continued investment in building out our disk-based backup product line, striving to provide superior edge-to-core data protection and management solutions, enhancing our tape automation solutions, and closely integrating our products to provide compelling solution for our customers; and (17) our business objectives, key focuses, opportunities and prospects are inherently uncertain as they are based on management's expectations and assumptions concerning future events, and they are subject to numerous known and unknown risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. As a result, our actual results may differ materially from the forward-looking statements contained herein. Factors that could cause actual results to differ materially from those described herein include, but are not limited to, (1) the amount of orders received in future periods; (2) our ability to timely ship our products; (3) uncertainty regarding information technology spending and the corresponding uncertainty in the demand for tape drives and tape automation products; (4) our ability to realize anticipated benefits from the ADIC acquisition; (5) our ability to achieve anticipated pricing, cost and gross margin levels, particularly on tape drives, given lower volumes and continuing price and cost pressures; (6) the successful execution of our strategy to expand our businesses into new directions; (7) our ability to successfully introduce new products; (8) our ability to achieve and capitalize on changes in market demand; (9) our ability to pay down the principal and interest on our indebtedness; (10) the availability of credit on terms that are beneficial to us; (11) our ability to maintain supplier relationships; and (12) those factors discussed under "Risk Factors" in Item 1A. of this Annual Report on Form 10-K. Our forward-looking statements are not guarantees of future performance. We disclaim any obligation to update information in any forward-looking statement.

ITEM 1. Business

Business Description

Quantum Corporation ("Quantum", the "Company", "us" or "we") (NYSE: QTM) founded in 1980, is a leading global storage company specializing in backup, recovery and archive solutions. Combining focused expertise, customer-driven innovation, and platform independence, we provide a comprehensive, integrated range of disk, tape and software solutions supported by our sales and service organization. We work closely with a broad network of value-added resellers ("VARs"), original equipment manufacturers ("OEMs") and other suppliers to meet customers' evolving data protection needs. Our stock is traded on the New York Stock Exchange under the symbol "QTM."

We are dedicated to backup, recovery and archive solutions and strive to provide focused expertise, customer-driven innovation and platform independence that competitors cannot match. We believe our combination of expertise, innovation and platform independence allows us to solve customers' data protection and retention issues more easily, effectively and securely. In addition, we have the global scale and scope to support our worldwide customer base.

We offer a comprehensive range of solutions in the data storage market providing performance and value to organizations of all sizes. We have a broad portfolio of disk-based backup solutions, tape libraries, autoloaders and tape drives and media. Our data management software provides technology for shared workflow applications and multi-tiered archiving in high-performance, large-scale storage environments. We also feature software options with product that provide disk and tape integration capabilities with our core de-duplication and replication technologies. In addition, our service plan includes a broad range of coverage options to provide the level of support for the widest possible range of information technology ("IT") environments, with service available in more than 100 countries.

Strategy Update

In fiscal 2008, we continued implementation of a number of actions to improve our future performance and establish a strong foundation for us to compete in the storage solutions market with a focus on backup, recovery and archive. We have been focused on three primary objectives: (1) to expand market access, mainly by building a stronger branded business; (2) to create a stronger growth platform, particularly by expanding our disk-based backup systems and software businesses; and (3) to improve our financial position, taking advantage of cost reduction actions and enhanced revenue and profit opportunities. With our acquisition of Advanced Digital Information Corporation ("ADIC") in fiscal 2007 and further integration of the companies in fiscal 2008, we have expanded our market access, increased our product offerings, integrated technology from both companies into existing and new products and created opportunities for growth. We continued to streamline our operations to control costs while introducing new products and gaining market acceptance on our newer products.

While continuing to develop and introduce new products in the storage market, we have also continued to take steps to reduce costs in order to return to profitability and rationalize our operations following various acquisitions. Over the last several years our business has experienced increased competition from other data storage and computer equipment manufacturers and a continuously challenging operating environment as evidenced by both operating and net losses. In recent years, the difficult market conditions often created pressures that resulted in generally lower unit prices, lower unit sales, or both. We have taken numerous cost reduction actions and have acquired companies with complementary technologies to increase our market share, improve our competitive position and offset the impact of recent financial trends. These steps are aimed at returning us to profitability.

Customers' backup, recovery and archive challenges are complex and rapidly evolving, and the need for a category expert is essential to success. We believe that our global scale and vertical integration in tape products, along with our growing branded business and decreasing our cost structure, position us to build a strong, profitable storage systems business and improve our results of operations.

We are focused on two key strategies. Our first key strategy is to continue to develop our growth platform beyond tape with solutions that include disk, software and services that are optimized for tiered storage environments. Our second key strategy is to build on our tape business by capitalizing on our unique position as an independent developer of tape drives, tape media and automation systems. We plan to leverage our disk-based backup solutions, tape automation systems and software solutions, including our de-duplication, replication and data movement technology, to deliver integrated data protection and management offerings across the distributed enterprise. We believe a strong position in disk-based backup systems can bring benefits to our tape automation systems and software sales efforts as customers are more likely to engage with us on a broad basis for a complete solution.

We have a common customer base in the enterprise and larger mid-range business segment whose storage needs are met by our tape automation and disk-based data protection solutions. Our strategy is to grow this market segment with our current product and service offerings to meet these customers' growing needs. Further, we expect to grow in targeted vertical markets as our expanded sales force and channel partners create increased growth opportunities.

Another strategic tenet is to grow revenue in the small and medium business segments. We have a strong portfolio of products to meet the varied needs of this customer base and will leverage our sales and marketing and channel efforts to provide tape drives, tape media, entry-level and mid-range tape automation product solutions and disk-based backup systems and software solutions for small and medium businesses.

We also intend to enhance media and technology license opportunities by maintaining our current royalty revenue stream with Linear Tape Open ("LTO" ®) royalties to offset declining Digital Linear Tape ("DLT"®) royalties. To augment our royalty revenue stream, we continue to build upon our strong intellectual property portfolio and pursue beneficial licensing opportunities. In fiscal 2008 we announced a licensing agreement with a software OEM partner, under which the OEM partner has licensed our DXi™-Series data de-duplication and replication enterprise software to deliver its own solution from which we anticipate royalty revenue in future years.

Our top priority in fiscal 2009 is to grow our branded revenue, particularly our disk-based backup systems and software solutions, to improve profitability and increase shareholder value. We continue to believe delivering a better operating model, creating more growth potential and reducing much of the negative impact of our outstanding debt are also important drivers for improving profitability and increasing shareholder value.

Our objectives to achieve these priorities in fiscal 2009 are similar to our fiscal 2008 objectives and include continued focus on growing the higher margin areas of our business, especially our branded business; research and development efforts that optimize tape technologies, with continued focus on developing additional and improved disk-based backup systems and software solutions; continued efforts to reduce costs while retaining a solid execution platform; and continued generation of cash flow from operations to allow us to pay down our term debt and reduce our interest costs.

Our first steps to achieving our fiscal 2009 objectives are reflected in our May 2008 announcement of the release of the DXi7500, a product based on our second generation DXi technology. The DXi7500 is a disk-based backup system with de-duplication and replication capabilities for large, enterprise customers. We believe the DXi7500 provides the capacity, performance, scalability and availability required in enterprise environments and is the first solution in the industry to provide policy-based de-duplication. The DXi7500 has been designed to allow customers to choose the de-duplication method that best meets their needs for a specific backup job, taking into account disk capacity and backup window constraints. We believe this product and technology provides us long-term opportunities in the storage industry.

We also see opportunity with the impact of industry consolidation and product transitions. This enables us to capitalize on our strengths to increase our market share in more mature markets and grow our position in newer, high growth markets within the storage industry. There are numerous risks to the successful execution of our business plans. For a discussion of some of the risks and uncertainties that impact our business, see "Risk Factors" in this Annual Report on Form 10-K.

Industry Background

IT departments in businesses and government offices face an expanding set of problems with storing their data. Digitization has become nearly universal, with a variety of information now relying on digital format as its primary form. This phenomenon applies to business-critical records of all kinds, including documents, images and communications, as well as to the actual products of entire industries, including rich media production services and television broadcasting. Intensifying the impact of this data wave is the rise of broadband communications and the ease of copying and moving records among users and sites. With a single mouse click, multiple copies of the same file—a picture, a presentation, a video clip, a spreadsheet—are sent to servers around the world, and copied over and over again.

The net effect is a rapid increase in the total amount of data being stored and managed, an increase that may outpace any change in fundamental business activity. The data storage requirements of virtually every company increase year after year, whether or not the business is growing.

Adding to the complexity of the data-management task are regulatory and economic issues. Virtually every company has regulatory requirements from different organizations that recognize the critical value of this data and that mandate both its long-term preservation and rapid access. Different industries are affected by different regulations, and the interpretation of requirements is not always straightforward; however, organizations of all types recognize the significance of storing and protecting their data over time. At the same time, IT organizations find themselves under pressure to increase operational efficiencies by doing more with the same, or reduced, staff levels. IT departments have come to expect that every year they will face the problem of how to manage more data, in more places.

This situation makes it very difficult for many companies to continue to operate in the ways they had in the past, and it drives a rapidly increasing need for value-add solutions aimed to solve storage problems.

Part of the solution can be found in new technologies associated with storage and with information management:

- Flexible, lower cost, open system client-server platforms using UNIX, Linux and Windows operating systems are replacing mainframe environments.
- Storage media, both fixed and removable, have been developed to provide more capacity and different kinds of capacity at lower cost.
- Data transmission transports, including Fibre Channel and Internet Protocol, have been applied to storage solutions.
- New networking techniques designed specifically for storage have developed, including Storage Area Networks ("SAN") and Network Attached Storage ("NAS").

Each of these technologies, however, can also have the effect of creating additional adoption and integration tasks for IT departments under pressure to keep up with the growth of data and the requirements to manage it. Technologies alone, especially in their early phases, cannot provide the operating leverage that is achieved with a comprehensive data management solution.

Products

As a leading global specialist in backup, recovery and archive, we provide a comprehensive range of disk, tape and software solutions supported by a worldwide sales and service organization. Our solutions are designed to provide IT departments in a wide variety of organizations with innovative and dependable tools for protecting, retaining and accessing their digital assets. We sell our products via our branded channels and through OEMs such as Dell, Inc. ("Dell"), Hewlett-Packard Company ("HP"), International Business Machines Corporation ("IBM") and Sun Microsystems, Inc. ("Sun"). We divide our products into three broad categories, (1) tape automation systems, (2) disk-based backup systems and data management software and (3) devices and media. The devices and media category includes removable disk drives, standalone tape drives and media products.

Tape Automation Systems

According to IDC, Quantum is the world's leading named supplier of automation shipments.[1] Our tape automation portfolio includes autoloaders and entry-level, mid-range and enterprise libraries. These products integrate tape drives into a system with automation technology, advanced connectivity and sophisticated management tools. Today, the preferred tape drive format for automation environments is LTO.

Our tape libraries range in size from easy-to-use desk-top units suitable for a small office to storage networking solutions that can protect the largest data centers. Our lead mid-range and enterprise libraries, the Scalar® i500™ and Scalar i2000™, respectively, leverage a common, integrated software management approach called iLayer™, which provides monitoring, alerts and diagnostics, thereby reducing service calls, shortening issue resolution time and reducing the time users spend managing backup. The Scalar i500 and Scalar i2000 can also be easily scaled, allowing users to expand the capacity of their libraries as their data grows. In addition, these products include connectivity options to improve backup performance and reliability in SAN environments. Our SuperLoader3™ autoloader has one tape drive and up to 16 cartridges, whereas our large enterprise-class libraries can hold up to hundreds of drives and thousands of cartridges. The Scalar 50™ is an entry-level table library designed to provide faster more reliable data protection for small and medium sized storage environments. The Scalar 50 helps simplify the backup process, integrates with disk and scales easily to help customers meet challenges of rapid or unplanned data growth.

Disk-Based Backup Systems

We offer a broad range of disk solutions for backup and recovery, notably our DXi-Series disk-based backup appliances featuring data de-duplication and replication technologies: the DXi7500, DXi5500 and DXi3500. Data de-duplication is an enabling technology that is fundamentally changing the economics of disk storage and data transmission. By greatly increasing effective disk capacity, data de-duplication enables users to retain backup data on fast recovery disk much longer than is possible using conventional disk and significantly reduces the bandwidth needed to move data between sites. We hold a key patent in one of the most common methods of data de-duplication, known as variable-length data de-duplication.

Our DXi-Series appliances use this patented data de-duplication technology to expand the amount of backup data users can retain on redundant array independent disk systems by 10 to 50 times. The result is a cost-effective means for IT departments to store backup data on disk for months instead of days, providing high speed restores, increasing available data recovery points and reducing media management. For disaster recovery in distributed environments, the DXi-Series appliances also make wide area network ("WAN") replication practical because of the greatly reduced bandwidth required with data de-duplication. DXi-Series solutions are integrated appliances that are easy to install and use with leading backup applications. These appliances provide leading performance and flexible, easy-to-use interface options including NAS, virtual tape library ("VTL") or mixed presentations, along with Fibre Channel or iSCSI connectivity.

Our DXi-Series appliance family provides a combination of enhanced enterprise performance and advanced functionality. In addition to data de-duplication, the core set of advanced features of the DXi-Series includes a high performance embedded file system, support for high speed data compression, asynchronous replication and built-in monitoring and diagnostic tools. Our DXi-Series products also offer an extensible foundation for future intelligent backup and archive solutions that will improve data protection for a broad range of customer environments, from remote offices to large enterprise data centers. The DXi-Series appliances were recently finalists for 2007 product of the year by Tech Target's SearchStorage.com and Storage magazine.[2]

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1 IDC QView 2007

2 Jan. 20, 2008, SearchStorage.Com

In addition to the DXi-Series appliances, we also provide VTL systems for mid-range enterprises with our DX3000 and DX5000 products and high-performance, highly-scalable VTLs for enterprise environments with our DX30 and DX100 products. We launched one of the first open systems VTL products and the first VTL to provide disk to tape migration in open systems environments. We built upon and improved our early VTL technology in our current VTL systems. These VTLs emulate tape libraries to allow them to more easily back up and restore data than conventional disk systems without requiring users to change backup policies or procedures.

Data Management Software

Our data management software helps businesses with large-scale data needs benefit from workflow efficiencies, storage consolidation and archive management. Designed for open system computing environments, our data management software products allow multiple applications to rapidly access a single data set, increasing productivity and maximizing storage utilization. They also transparently move data based on business value, reducing storage costs while providing embedded data protection. For several years, organizations within rich media production and broadcasting, the federal government and science and engineering have utilized our data management software to derive more value from their data while controlling costs. Many of these customers now rely on our software as a key technology.

Designed for data-intensive SAN environments, our flagship software solution is StorNext®, data management software that reduces the time and total cost of managing data for end-users with large data sets and challenging distributed environments. StorNext provides high-performance shared access to data across different operating systems and storage platforms, and based on user-defined policies, it automatically copies and migrates data between different tiers of storage. The result is a scalable, high-performance data management solution that is designed to optimize the use of SAN storage while ensuring the long-term safety and recoverability of data. StorNext 3.0 was chosen as a finalist for 2007 product of the year by Tech Target's SearchStorage.com in the storage management software category.[3]

Devices and Media

Our device and media products include removable disk devices as well as a broad family of tape drives and media representing all major tape technology formats including LTO, DLT, DAT/DDS and Travan. We sell performance line and value line tape drive devices to meet the varied needs of our customers.

Our GoVault drive is a removable and ruggedized disk-based backup device which combines attributes of disk and tape. GoVault utilizes a server-embedded dock with removable disk cartridges that can be stored in remote locations for data retention and disaster recovery. GoVault is designed to offer small businesses an alternative to other existing data protection technologies.

We offer tape drives and media based on the LTO format, the leading technology in the mid-range and open systems enterprise market segment. In fiscal 2008, we launched our LTO-4 half height ("LTO-4HH") tape drive. LTO-4HH is designed to provide mid-range and enterprise customers with disaster recovery solutions and with cost-effective backup at the same performance as the full height LTO-4 tape drives. The LTO-4HH increased both capacity and performance while also saving space over previous generation LTO products. It also includes a feature called green mode which reduces power consumption by shutting off power to components inside the drive when idle or on standby and has been designed to use less power when actively operating. Our performance line DLT tape drive is the DLT-S4, and the latest value line DLT tape drive is the DLT-V4. DLT-S4 provides among the industry's highest tape capacity and the lowest media cost per gigabyte ("GB") of storage available today. DLT-V4 offers enterprise-class features with the lowest media cost per GB in its class. In addition, both DLT-S4 and DLT-V4 feature our DLTSage™ suite of intelligent data protection tools that include DLTSage WORM (Write Once, Read Many) and DLTSage Tape Security. Our DAT/DDS tape drives are intended to provide backup, recovery and archive for small businesses, while our Travan drives offer affordable data protection for workstations and entry-level servers.

We also sell a full range of storage media offerings to complement each tape drive technology and satisfy a variety of specific media requirements. Our media includes DLTtape®, LTO Ultrium™, DAT, DDS and Travan data cartridges. Our media is compatible with our drives, autoloaders and libraries as well as other industry products.

For more information about our products, please visit our website at *www.quantum.com*. The contents of our website are not incorporated by reference into this Annual Report on Form 10-K.

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[3] Jan. 20, 2008, SearchStorage.Com

Global Services and Warranty

Our global services strategy is an integral component of our total customer solution. Service is typically a significant purchase factor for customers considering data management and storage solutions, and our ability to provide comprehensive service and support can provide us with a noteworthy competitive advantage. In addition, we believe that our ability to retain long-term customer relationships and secure repeat business is frequently tied directly to our service capabilities and performance.

Through the combined use of new technology and traditional service components, we believe we can most effectively meet the dynamic support needs of our customers. StorageCare™ is our comprehensive suite of services designed to best meet our customers' requirements for product support. StorageCare services include: StorageCareGuardian™, our remote service feature; the Customer Service Website, our web support capability; and Online Service Request, an enhanced online service request tool that includes access to an extensive knowledge base, allowing customers to perform basic troubleshooting themselves. We continue to provide conventional support capabilities such as technical support and on-site services.

Our extensive use of technology and innovative, built-in product intelligence allows us to scale our global services operations to meet the needs of our expanding installed base. We are currently able to provide service to customers in more than 100 countries, supported by 24-hour, multi-language technical support centers located in North America, Europe and Asia. We provide our customers with warranty coverage on all of our products. Customers with high availability requirements may also purchase additional service to extend the warranty period, obtain faster response times, or both, on our tape automation, disk-based backup systems and software products. We offer this additional support coverage at a variety of response levels up to 24-hours a day, seven-days-a-week, 365-days-a-year, for customers with stringent high-availability needs. Our service revenue includes the sale of hardware service contracts as well as repair, installation, integration and consulting services. We provide support ranging from repair and replacement to 24-hour rapid exchange to on-site service support for our mid-range and enterprise-class products.

We generally warrant our hardware and software products against defects for periods ranging from three to 36 months from the date of sale and provide warranty service on tape drives on a return-to-factory basis. We provide hardware systems warranty and service from our facility in Colorado Springs, Colorado. Jabil Global Service provides screen and repair services in Reynosa, Mexico and in Szombathely, Hungary for our products. Benchmark Electronics, Inc. ("BEI") also provides repair and warranty service for our products in Huntsville, Alabama, Angleton, Texas and Penang, Malaysia. In addition, we utilize various other third party service providers throughout the world to perform repair and warranty services for us in order to reach additional geographic areas and industries in a quality and cost-effective manner.

Research and Development

Our research and development teams are working on the next generation disk, tape automation, data de-duplication and data movement technologies for the backup, recovery and archive markets. We continue to focus our research and development efforts on integrated software and hardware solutions that offer improvements in the cost of storing, moving, managing and protecting large amounts of data.

In fiscal 2008, we significantly enhanced and expanded our disk-based backup and StorNext product families. We rolled out our first backup products employing our data patented de-duplication technology; this technology also forms the core of our software de-duplication environment for OEM hardware partners. On the tape and device automation side we enhanced our product family with new half height LTO-4 drives and encryption/key management support to meet market demand for increased performance, security and scalability.

Going forward, we will continue to invest in building out our disk-based backup product line, striving to provide superior edge-to-core data protection and management solutions, enhancing our tape automation solutions, and closely integrating our products to provide compelling solutions for our customers. Our DXi product family will be expanded to meet the breadth of customer needs across the enterprise. Our StorNext file system technology will be enhanced with additional data management features to enable wider penetration of the archive and nearline markets. We will continue our research in LTO technology to enhance our position in the devices and media and tape automation systems markets. During fiscal 2008, we partnered with HP to jointly develop future generation LTO products. We also continue to invest in our enterprise, mid-range and entry-level tape automation platforms to create innovative and differentiating technology, features and solutions.

We are also investing in software to provide superior disk and tape integration as well as highly differentiated end-to-end storage and data management solutions for the backup and nearline markets. New solutions will be integrated with or layered on our core de-duplication, file system and replication technologies and focused at the distributed recovery management, server virtualization and file and email archiving markets.

Our efforts depend on the integration of multiple engineering disciplines to generate products that competitively meet or exceed market needs in a timely fashion. Our new product development is frequently stimulated by the availability of an enhanced or more cost-effective storage capacity device, the emergence of new storage protocols and evolving end-user requirements as noted above. We are constantly evaluating alternative technologies that can be incorporated into our products and provide us a competitive advantage. We identify and define new products based on their ability to meet a perceived market need in a rapidly evolving field. Our sales, marketing, product development, engineering, supply chain and global services organizations all contribute to the process of identifying and implementing advances in technology.

We maintain research and development facilities in Boulder, Colorado Springs and Englewood, Colorado; Santa Maria, Irvine and San Jose, California; Redmond, Washington; Mendota Heights, Minnesota; Richardson, Texas; Hyderabad, India and Adelaide, Australia as of March 31, 2008.

Sales and Marketing

Our sales and marketing employees are focused exclusively on backup, recovery and archive solutions for our customers. The expertise of our sales and marketing professionals enables us to provide tailored advice and targeted solutions for our end-user customers. Furthermore, since we offer many different ways of protecting data involving disk, tape and software, our recommendations can be broad and are based on what serves the customer best. We rely on our sales force and an array of channel partners to reach end-user customers, which range in size from small businesses to government agencies and large, multinational corporations. Our products are sold under both the Quantum brand name and the names of various OEM customers. Our sales operations are based in Redmond, Washington; San Jose and Irvine, California; Munich, Germany; Paris, France; Singapore City, Singapore and Shanghai, China, with regional and field offices throughout North America, Europe and Asia.

Quantum Branded Sales Channels

For Quantum-branded products, we utilize VARs, distributors and direct marketing resellers. We also maintain a reseller agreement with EMC Corporation ("EMC"), through which EMC sells Quantum-branded tape libraries to its customer base and through its own network of resellers. Additionally, we sell directly to a select number of large corporate entities and governmental agencies.

Our integrated Quantum Alliance™ Reseller Program for the Americas was expanded into Europe and Asia during fiscal 2008. This program allows our channel partners the option to purchase products directly or through distribution and access to a more comprehensive product line. A key element of Quantum Alliance is an online sales assistance tool that simplifies the process of product selection and ordering which enables faster system selection, configuration and ordering of even the most sophisticated systems. The program is designed to provide additional benefits to our partners as they grow their business with us.

OEM Relationships

We sell our products to several OEM customers who generally resell our products under their own brand name and typically assume responsibility for product sales, end-user service and support. These OEM relationships enable us to reach end-users not served by our branded distribution channels or our direct sales force. They also allow us to sell to select geographic or vertical markets where specific OEMs have exceptional strength. We maintain ongoing discussions with numerous OEMs, including leading systems suppliers, regarding opportunities for our products. We primarily sell our entry-level products through our hardware OEMs. In addition, we also have software OEM partners.

Our OEM fulfillment models vary, but generally require maintaining an inventory of OEM product in third party logistics centers near the OEM's manufacturing or distribution facility. In these relationships, we generally maintain title to products until those products leave the third party logistics location. Service support differs widely from one OEM to another. We provide support ranging from repair and replacement to 24-hour rapid exchange to on-site service support for our mid-range and enterprise-class products.

Customers

Customers for our systems products, including tape automation and disk-based backup systems and data management software, include Bell Microproducts, Inc., Dell, EMC, HP, IBM and a variety of other resellers, distributors and OEMs to reach end-user customers from small businesses to government agencies and large, multinational corporations. Software OEMs include Cray, Inc., EMC, HP and Grass Valley Group, Inc. Our devices and media have achieved broad market acceptance in the mid-range network server market with leading computer equipment manufacturers such as Dell, HP and Sun.

Because the leading computer equipment manufacturers have a dominant share of the computer systems market into which our products are incorporated, our sales are concentrated with several key customers. Greater emphasis on our branded business in the past two fiscal years has reduced the portion of sales to our top five customers and distributed our revenues across a larger number of customers. Sales to our top five customers in fiscal 2008 and 2007 represented 42% of revenue compared to 49% of revenue in fiscal 2006. Sales to Dell decreased to 16% of revenue in fiscal 2008, compared to 20% and 18% of revenue in fiscal 2007 and 2006, respectively. Sales to HP decreased to 8% of revenue in fiscal 2008, compared to 9% of revenue in fiscal 2007 and 18% of revenue in fiscal 2006. These sales concentrations do not include revenues from sales of our media that were sold directly to our top five customers by our licensees, for which we earn royalty revenue, or revenues from sales of tape libraries sold to these customers by our other OEM tape drive customers.

Through our Quantum Alliance Reseller Program and our branded channels we have expanded our customer base. With our focus on growing our branded business, we expect to continue to distribute our product revenue across a larger number of customers.

Strategic Licensing Partners

Multiple recording tape media manufacturing companies are qualified and licensed to manufacture, use, offer for sale and sell one or more DLTtape and LTO Ultrium media products. License agreements with these companies allow them to independently sell tape media cartridges for which we receive royalty payments. These strategic license agreements expand the market for DLTtape and LTO Ultrium media products and provide customers with multiple channels for obtaining tape media cartridges.

We have entered into various licensing agreements with respect to our technology, patents and similar intellectual property, which provide licensing revenues in certain cases and may expand the market for products and solutions using these technologies. We licensed certain technology in fiscal 2008 to a software OEM partner, EMC, under which EMC may use our DXi-Series data de-duplication and replication enterprise software to deliver its own solution. In fiscal 2007, we licensed certain of our patents in a cross-license agreement. Patent cross-license agreements typically do not provide licensing revenue. In prior years, we have entered into cross license agreements for various patents. We anticipate licensing our technology, patents and similar intellectual property with select licensing partners in the future, expanding the licensing partner program based on market demand.

Competition

We are a leading independent supplier of backup, recovery and archive solutions. However, all the markets in which we participate continue to be highly competitive, and in some cases, our competitors in one area are customers or suppliers in another. Several of our competitors have greater financial, technical, manufacturing, marketing and other resources than we do.

In the tape automation market, we primarily compete for mid-range and enterprise reseller and end-user business with Dell, IBM and Sun as well as HP through its OEM relationship with other tape automation suppliers. Competitors for entry-level and OEM tape automation business include BDT Products, Inc. and several others that supply or manufacture similar products. In addition, disk-based backup products have emerged as a competitive alternative to tape products and solutions.

Our disk-based backup solutions compete with products sold by Data Domain, Inc. ("Data Domain"), EMC, HP, IBM, Network Appliance, Inc. and Sun. A number of our competitors also license technology from competing start-up companies such as FalconStor Software, Inc. and Sepaton, Inc. Our StorNext software products face competition from Cray, IBM, Isilon Systems, Inc., Silicon Graphics, Inc. and Sun.

At the storage device level, our main competitors in the market for performance tape drives are HP and IBM. Both companies develop and sell their own LTO tape drives, which compete with our LTO and DLT-S offerings. Our value line tape drives, Travan, DAT/DDS and DLT-V, largely compete with those from HP and Tandberg Data. We also face competition from disk-based alternatives, including removable disk drives at the low-end of the market. Although we have our own removable disk drive in GoVault, several other companies sell removable disk drives, such as Imation Corporation, Iomega Corporation and ProStor Systems, Inc.

For a discussion of risks associated with competing technologies, see the risk factor in this Annual Report on Form 10-K titled, "We derive almost all of our revenue from products incorporating tape technology. If competition from alternative storage technologies continues or increases, our business, financial condition and operating results would be materially and adversely harmed."

Manufacturing

During fiscal 2008 we streamlined our manufacturing process, improved our purchasing and logistics process to benefit from our larger scale and reduced the size of our manufacturing force. Our manufacturing force decreased in fiscal 2008 primarily due to the sale of our Penang, Malaysia manufacturing subsidiary to a contract manufacturer in July 2007. We continue to evaluate our manufacturing operations strategy for improved efficiency, cost-effectiveness and quality manufacturing solutions. We also continue strategic sourcing of certain products from quality contract manufacturers.

We utilize contract manufacturers to produce certain of our products and we manufacture various products in our own facilities. We manufacture certain of our tape automation systems, all of our disk-based backup systems and complete final configuration for specified products in our Colorado Springs, Colorado facility. We continue to source tape automation systems and spare parts for use by our OEM customers from the Penang, Malaysia facility now owned by a contract manufacturer. We also source tape automation systems and spare parts from Fotronics in Singapore.

We source most of our tape drives and head assemblies for those drives from Malaysia. Some of the head assemblies for our DLT drives are produced in China, while other drives are produced by contract manufacturers in Japan and Batam, Indonesia.

Our recording tape media is manufactured by multiple tape media manufacturing companies, who are qualified and licensed to manufacture, use, offer for sale and sell one of more DLTtape and LTO Ultrium media products. In most cases, the media is produced in Japan and multi-sourced on a world wide basis.

Backlog

We manufacture our products based on forecasts of customer demand. We also place inventory in strategic locations in order to enable certain key customers to obtain products on demand. Orders are generally placed by customers on an as-needed basis. Product orders are confirmed and, in most cases, shipped to customers within one week. More complex systems and product configurations often have longer lead times and may include on-site integration or customer acceptance. Since we fill the majority of our orders as they are received, we do not believe our backlog levels are a meaningful indicator of future revenues or are material to an understanding of our business.

Information Technology and Infrastructure

We are focused on continuous improvement of our internal business systems and global information technology infrastructure. With our acquisitions of Certance Holdings ("Certance") and ADIC over the past three years, we continue to integrate and improve our key business systems to bring the consolidated company onto a single platform designed to provide more streamlined and scalable processes and support of our global functions. In fiscal 2008, we brought our Enterprise Resource Planning System ("ERP") onto a single platform and also integrated two of our primary service systems onto one platform. We collaborate with several key business partners to integrate business-to-business communication platforms into our technology infrastructure that are designed to increase the efficiency of critical transactional processes.

Technology

We develop and protect our technology and know-how, principally in the field of data storage. As of March 31, 2008, we hold 499 U.S. patents and have 161 pending U.S. patent applications. In general, these patents have a 20-year term from the first effective filing date for each patent. We also hold a number of foreign patents and patent applications for certain of our products and technologies. Although we believe that our patents and applications have significant value, rapidly changing computer industry technology means that our future success will also depend heavily on the technical competence and creative skills of our employees.

From time to time, third parties have asserted that the manufacture and sale of our products and services have infringed on their patents. We conduct ongoing investigations into the assertions and presently believe that either licenses are not required or that any licenses ultimately determined to be required could be obtained on commercially reasonable terms. However, we cannot provide assurance that such licenses are presently obtainable, or if later determined to be required, could be obtained on commercially reasonable terms.

We have various patent licensing and cross-licensing agreements with other companies including Data Domain, EMC, HP, IBM, Maxtor and Sun. We may enter into patent cross-licensing agreements with other third parties in the future as part of our normal business activities. These agreements, when and if entered into, would enable these third parties to use certain patents that we own and enable us to use certain patents owned by these third parties.

Environmental Compliance

We are subject to federal, state, local and international environmental laws and regulations. Compliance with these laws and regulations has not had a material effect on our capital expenditures, earnings or competitive position.

Employees

We had approximately 2,050 employees worldwide as of March 31, 2008.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available on our website at www.quantum.com generally when such reports are available on the Securities and Exchange Commission website. The contents of our website are not incorporated into this Annual Report on Form 10-K.

New York Stock Exchange Certification

We submitted the certification of our Chief Executive Officer required by the New York Stock Exchange ("NYSE") Listing Standards, Section 303A.12(a), relating to Quantum's compliance with the NYSE Corporate Governance Listing Standards, to the NYSE on September 17, 2007 with no qualifications.

Executive Officers of Quantum Corporation

Set forth below are the names, ages (as of June 1, 2008), positions and offices held by, and a brief account of the business experience of each executive officer of Quantum.

Name	Age	Position with Quantum
Barbara L. Barrett	59	Vice President, Human Resources
Richard E. Belluzzo	54	Chairman and Chief Executive Officer
William C. Britts	49	Executive Vice President, Sales, Marketing and Service
Jon W. Gacek	46	Executive Vice President and Chief Financial Officer
Shawn D. Hall	39	Vice President, General Counsel and Secretary
Gerald G. Lopatin	49	Senior Vice President, Engineering

Ms. Barrett joined Quantum in 1999 and has been Vice President of Human Resources since July 2003. Prior to assuming her current role, Ms. Barrett held other human resources management positions within the Company, most recently Vice President, Human Resources of the DLTtape business. Before joining Quantum, Ms. Barrett held leadership positions at companies in the telecommunications and utilities industries in a variety of human resource functions, including compensation, training, consulting and organizational development.

Mr. Belluzzo has been Chief Executive Officer since joining the Company in September 2002 and Chairman of the Board since July 2003. Before joining Quantum, from September 1999 to May 2002, Mr. Belluzzo held senior management positions with Microsoft Corp., most recently as President and Chief Operating Officer. Prior to Microsoft, from January 1998 to September 1999, Mr. Belluzzo was Chief Executive Officer of Silicon Graphics Inc. Before his tenure at Silicon Graphics, from 1975 to January 1998, Mr. Belluzzo was with Hewlett-Packard, most recently as Executive Vice President of the computer organization. Currently Mr. Belluzzo is a member of the board of directors of PMC-Sierra, as well as JDS Uniphase.

Mr. Britts became Executive Vice President of Sales, Marketing and Service in August 2006, upon Quantum's acquisition of ADIC. Before joining Quantum, Mr. Britts was the Co-Executive Vice President of Products, Sales and Service at ADIC. In his 12 years at ADIC, he held numerous leadership positions, including Executive Vice President of Worldwide Sales and Marketing, Vice President of Sales and Marketing and Director of Marketing. Prior to ADIC, Mr. Britts held a number of marketing and sales positions at Raychem Corp. and its subsidiary, Elo TouchSystems.

Mr. Gacek joined Quantum as Executive Vice President and Chief Financial Officer in August 2006, upon Quantum's acquisition of ADIC. Previously, he served as the Chief Financial Officer at ADIC from 1999 to 2006 and also led Operations during his last two years there. Prior to ADIC, Mr. Gacek was an audit partner at PricewaterhouseCoopers LLP and led the Technology Practice in the firm's Seattle office. While at PricewaterhouseCoopers LLP, he assisted several private equity investment firms with a number of mergers, acquisitions, leveraged buyouts and other transactions.. Mr. Gacek serves on the board of directors for Loud Technologies, Inc. and HouseValues, Inc.

Mr. Hall joined Quantum in 1999 as Corporate Counsel and assumed the role of Vice President, General Counsel and Secretary in 2001. Prior to Quantum, Mr. Hall worked at the law firms of Skadden, Arps and Willkie Farr & Gallagher, where he practiced in the areas of mergers and acquisitions and corporate finance, representing numerous public and private technology companies.

Mr. Lopatin joined Quantum in March 2008 as Senior Vice President, Engineering. Before Quantum, Mr. Lopatin was Senior Vice President, Engineering, Operations and Customer Support and a member of the executive team at ONStor. He also spent six years at Network Appliance, serving as Senior Vice President, Worldwide Engineering and, before that, General Manager of that company's Near Store business unit. Prior to Network Appliance, Mr. Lopatin held leadership positions at Iomega, Samsung Electronics, Seagate and Komag and spent the first nine years of his career at IBM. He is the inventor of two issued patents, with two other patent applications pending, and has several published inventions.

ITEM 1A. Risk Factors

THE READER SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS ANNUAL REPORT ON FORM 10-K, BEFORE MAKING AN INVESTMENT DECISION. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING QUANTUM. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT ARE CURRENTLY DEEMED IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS AND OPERATIONS. THIS ANNUAL REPORT ON FORM 10-K CONTAINS "FORWARD-LOOKING" STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. PLEASE SEE PAGE 1 OF THIS REPORT FOR ADDITIONAL DISCUSSION OF THESE FORWARD-LOOKING STATEMENTS.

A large percentage of our sales come from a few customers, and these customers generally have no minimum or long-term purchase commitments. The loss of, or a significant reduction in demand from, one or more key customers could materially and adversely affect our business, financial condition and operating results.

Our sales have been and continue to be concentrated among a few customers. Sales to our top five customers in fiscal 2008 represented 42% of total revenue. This sales concentration does not include revenues from sales of our media that our licensees sold to these customers, for which we earn royalty revenue. Furthermore, customers are not obligated to purchase any minimum product volume and our relationships with our customers are terminable at will. In fiscal 2008, sales to Dell contributed approximately 16% of our revenue. If we experience a significant decline in revenue from Dell, we could be materially and adversely affected.

In addition, many of our tape products are primarily incorporated into larger storage systems or solutions that are marketed and sold to end-users by our large OEM customers. Because of this, we have limited market access to these end-users, limiting our ability to reach and influence their purchasing decisions. These market conditions further our reliance on these large OEM customers. Thus if they were to significantly reduce, cancel or delay their orders with us, our results of operations could be materially adversely affected.

We derive almost all of our revenue from products incorporating tape technology. If competition from alternative storage technologies continues or increases, our business, financial condition and operating results would be materially and adversely harmed.

We derive almost all of our revenue from products that incorporate some form of tape technology and we expect to continue to derive a substantial majority of our revenue from these products for the foreseeable future. As a result, our future operating results depend on the continued market acceptance of products employing tape drive technology. Our tape products, including tape drives and automation systems, are increasingly challenged by products using hard disk drive technology, such as Virtual Tape Libraries (VTL), standard disk arrays and Network Attached Storage (NAS). Hard disk drives have experienced a trend toward lower prices while capacity and performance have increased. If disk-based backup products gain comparable or superior market acceptance, or their costs decline far more rapidly than tape drive and media costs, the competition resulting from these products would increase as customers migrate toward them. We are working to address this risk through our own targeted investment in disk-based products and other alternative technologies, but if we are not successful in our efforts, our business, financial condition and operating results would be materially and adversely affected.

In connection with the acquisition of ADIC, we drew on our credit facility substantially increasing our debt service obligations and constraining our ability to operate our business. Unless we are able to generate sufficient cash flows from operations to meet these debt obligations, our business financial condition and operating results will be materially and adversely affected.

In connection with our acquisition of ADIC, we borrowed $496.5 million under our credit facility with KeyBank in August 2006, adding a significant amount of indebtedness and interest expense to our obligations. During fiscal 2008, we refinanced our acquisition-related debt, repaying KeyBank in full and borrowing $400 million from Credit Suisse First Boston on our current credit agreement. As of March 31, 2008, the total amount outstanding under the current credit agreement was $340 million. Our level of indebtedness presents significant risks to investors, both in terms of the constraints that it places on our ability to operate our business and because of the possibility that we may not generate sufficient cash to pay the principal of and interest on our indebtedness as it becomes due.

Our substantial debt could have important consequences, such as:

- Making it more difficult or impossible for us to make payments on our convertible subordinated notes or any other indebtedness or obligations;
- Requiring us to dedicate a significant portion of our cash flow from operations and other capital resources to debt service, thereby reducing our ability to fund working capital, capital expenditures, research and development and other cash requirements;
- Requiring us to repay or refinance our convertible subordinated notes early;
- Increasing our vulnerability to adverse economic and industry conditions;
- Limiting our flexibility in planning for, or reacting to, changes and opportunities in, the electronics manufacturing industry, which may place us at a competitive disadvantage; and
- Limiting our ability to incur additional debt on acceptable terms, if at all.

In addition, there is a risk that we may not be able to repay our debt obligations as they become due. We have incurred significant losses since 2001. Our ability to meet our debt service obligations (and fund our working capital, capital expenditures, acquisitions, research and development and other general corporate needs) will depend upon our ability to generate sufficient cash flow from operations. We cannot provide assurance that we will generate sufficient cash flow from operations to service these debt obligations, or that future borrowings or equity financing will be available to us on commercially reasonable terms or at all, or available in an amount sufficient to enable us to pay our debt obligations or fund our other liquidity needs. Unless we are able to maintain our cash flows from operations we may not generate sufficient cash flow to service our debt obligations, which would require that we reduce or delay capital expenditures and/or sell assets, thereby affecting our ability to remain competitive and materially and adversely affecting our business. Such a failure to repay our debt obligations when due would also result in our default under our loan agreements, which would give our lenders the right to seize all of our assets. Any such inability to meet our debt obligations would therefore have a material and adverse effect on our business, financial condition and results of operations.

Our credit agreement contains various covenants that limit our discretion in the operation of our business, which could have an adverse effect on our business, financial condition and results of operations.

Our credit agreement contains numerous restrictive covenants that require us to comply with and maintain certain financial tests and ratios, thereby restricting our ability to:

- Incur debt;
- Incur liens;
- Redeem or prepay subordinated debt;
- Make acquisitions of businesses or entities or sell certain assets;
- Make investments, including loans, guarantees and advances;
- Make capital expenditures beyond a certain threshold;
- Engage in transactions with affiliates;
- Pay dividends or engage in stock repurchases; and
- Enter into certain restrictive agreements.

Our ability to comply with covenants contained in our credit agreement may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Even if we are able to comply with all covenants, the restrictions on our ability to operate our business could harm our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities. In addition, we may seek to refinance certain of our indebtedness in the future. We cannot assure you that additional financing will be available on terms favorable to us, or at all.

Our credit agreement is secured by a pledge of all of our assets. If we were to default under our credit agreement and were unable to obtain a waiver for such a default, the lenders would have a right to foreclose on our assets in order to satisfy our obligations under the credit agreement. Any such action on the part of the lenders against us could have a materially adverse impact on our business, financial condition and results of operations.

In prior year periods, we violated certain financial covenants under our credit agreement and received waivers or amendments for such violations. If in the future we violate financial covenants, it could materially and adversely impact our financial condition and liquidity.

If our operating results do not improve in the future and we violate any financial or reporting covenant in our credit agreement and receive a notice of default letter from our bank group, our credit line could become unavailable, and any amounts outstanding could become immediately due and payable.

Without the availability of the credit agreement, we would have to rely on operating cash flows and debt or equity arrangements other than the credit agreement, if such alternative funding arrangements are available to us at all, in order to maintain sufficient liquidity. If we were not able to obtain sufficient cash from our operations or from these alternative funding sources under such circumstances, our operations, financial condition and liquidity would be materially and adversely affected.

Competition has increased, and may increasingly intensify, in the tape drive and tape automation markets as a result of competitors introducing products based on new technology standards, which could materially and adversely affect our business, financial condition and results of operations.

We compete with companies that develop, manufacture, market and sell tape drive and tape automation products. The principal competitors for our tape drive products include Hewlett-Packard, IBM and Sun. These competitors are aggressively trying to advance and develop new technologies and products to compete against our technologies and products. For instance, LTO technology, which was developed by Certance, Hewlett-Packard and IBM, targets the high-capacity data backup market and competes directly with our products based on Super DLTtape™ technology. Hewlett-Packard and IBM thus compete not only with our Super DLTtape products but now compete with the LTO product offerings that we acquired through our acquisition of Certance. This competition has resulted in a trend, which is expected to continue, toward lower prices and lower margins earned on our DLTtape® and Super DLTtape drives and media. Additionally, over the last two years, our DLT and Super DLTtape drives have lost market share to LTO based products, and we cannot provide assurance that our tape technology based products will not continue to lose market share to LTO based products in the future. These factors, and additional factors, such as the possibility of industry consolidation, when combined with the current environment of intense competition, which has resulted in reduced shipments of our tape drive products, could result in a further reduction in our prices, volumes and margins, which could materially and adversely impact our business, financial condition and results of operations.

Our tape automation products compete with product offerings of Dell, EMC, IBM and Sun, which offer tape automation systems incorporating DLTtape® and Super DLTtape™ technology as well as LTO technology. Increased competition has resulted in increased price competition. If this trend continues or worsens, if competition further intensifies, or if industry consolidation occurs, our sales and gross margins could decline, which could materially and adversely affect our business, financial condition and results of operations.

From time to time we make acquisitions, such as our 2006 acquisition of ADIC. The failure to successfully integrate recent or future acquisitions could harm our business, financial condition and operating results.

As a part of our business strategy, we have in the past and expect in the future to make acquisitions, or significant investments in, complementary companies, products or technologies, such as our 2006 acquisition of ADIC. If we fail to successfully integrate such acquisitions, it could harm our business, financial condition and operating results. Risks that we may face in our efforts to integrate any recent or future acquisitions include, among others:

- Failure to realize anticipated savings and benefits from the acquisition;
- Difficulties in assimilating and retaining employees;
- Potential incompatibility of business cultures;

- Coordinating geographically separate organizations;
- Diversion of management's attention from ongoing business concerns;
- Coordinating infrastructure operations in a rapid and efficient manner;
- The potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights into our products and services;
- Failure of acquired technology or products to provide anticipated revenue or margin contribution;
- Insufficient revenues to offset increased expenses associated with the acquisition;
- Costs and delays in implementing or integrating common systems and procedures;
- Reduction or loss of customer orders due to the potential for market confusion, hesitation and delay;
- Impairment of existing customer, supplier and strategic relationships of either company;
- Insufficient cash flows from operations to fund the working capital and investment requirements;
- Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;
- The possibility that we may not receive a favorable return on our investment, the original investment may become impaired, and/or we may incur losses from these investments;
- Dissatisfaction or performance problems with the acquired company;
- The assumption of risks of the acquired company that are difficult to quantify, such as litigation;
- The cost associated with the acquisition; and
- Assumption of unknown liabilities or other unanticipated adverse events or circumstances.

Acquisitions present many risks, and we may not realize the financial and strategic goals that were contemplated at the time of any transaction. We cannot provide assurance that we will be able to successfully integrate any business, products, technologies or personnel that we may acquire in the future, and our failure to do so could harm our business, financial condition and operating results.

Our operating results depend on new product introductions, which may not be successful, in which case our business, financial condition and operating results may be materially and adversely affected.

To compete effectively, we must continually improve existing products and introduce new ones, such as our recently introduced DXi-series products, the Scalar 50, LTO-4 tape drive, GoVault and enhanced Scalar i500 and Scalar i2000 products and next generation StorNext software. We have devoted and expect to continue to devote considerable management and financial resources to these efforts. We cannot provide assurance that:

- We will introduce new products in the time frame we are forecasting;
- We will not experience technical, quality, performance-related or other difficulties that could prevent or delay the introduction of, and market acceptance of, new products;
- Our new products will achieve market acceptance and significant market share, or that the markets for these products will continue or grow as we have anticipated;
- Our new products will be successfully or timely qualified with our customers by meeting customer performance and quality specifications because a successful and timely customer qualification must occur before customers will place large product orders; or
- We will achieve high volume production of these new products in a timely manner, if at all.

If we are not successful in timely completion of our new product qualifications and then ramping sales to our key customers, our revenue and results of operations could be adversely impacted. In addition, if the quality of our products is not acceptable to our customers, this could result in customer dissatisfaction, lost revenue and increased warranty and repair costs.

We have taken considerable steps towards reducing our cost structure and may take further cost reduction actions. The steps we have taken and may take in the future may not reduce our cost structure to a level appropriate in relation to our future sales and therefore, these anticipated cost reductions may be insufficient to bring us back to profitability.

In the last four years, we have recorded significant restructuring charges and made cash payments in order to reduce our cost of sales and operating expenses to rationalize our operations following past acquisitions and in response to adverse economic, industry and competitive conditions. We may take future steps to further reduce our operating costs. These steps and additional future restructurings in response to rationalization of operations following future acquisitions, strategic decisions or adverse changes in our business and industry may require us to make cash payments that, if large enough, would materially and adversely affect our liquidity. We may be unable to reduce our cost of sales and operating expenses at a rate and to a level consistent with a future potential adverse sales environment, which may adversely affect our business, financial condition and operating results.

Our tape media and tape royalty business generates a relatively high gross margin rate, which significantly impacts the total company gross margin rate. If we were to experience a significant decline in the tape media or tape royalty gross margin rate, our business, financial condition, and operating results would be materially and adversely affected.

Our tape royalty and media gross margin rates and revenues are dependent on many factors, including the following factors:

- The pricing actions of other media suppliers;
- The size of the installed base of tape drives that use our tape cartridges;
- The performance of our strategic licensing partners, which sell our tape media cartridges;
- The relative growth in units of our newer tape drive products, since the associated media cartridges typically sell at higher prices than the media cartridges associated with older tape drive products;
- The relative mix of media purchased directly from us as compared to our licensees;
- The media consumption habits and rates of end-users;
- The pattern of tape drive retirements; and
- The level of channel inventories.

Competition from other tape technologies has had a significant negative impact on our income from media as well as on our sales of tape drives. Similarly, competition among media suppliers has periodically resulted in intense, price-based competition for media sales, which also affects media income. If either of these competitive factors continues or intensifies, it would further erode tape drive unit sales, tape drive installed base, media units and media pricing. To the extent that our Quantum branded media revenue and media royalties depend upon media pricing and the quantity of media consumed by the installed base of our tape drives, reduced media prices, or a reduced installed tape drive base, would result in further reductions in our Quantum branded media and media royalty revenue and gross margin rates. This would materially and adversely affect our business, financial condition, and results of operations.

Third party intellectual property infringement claims could result in substantial liability and significant costs, and, as a result, our business, financial condition, and operating results may be materially and adversely affected.

From time to time, third parties allege our infringement of and need for a license under their patented or other proprietary technology. While we currently believe the amount of ultimate liability, if any, with respect to any such actions will not materially affect our financial position, results of operations, or liquidity, the ultimate outcome of any license discussion or litigation is uncertain. Adverse resolution of any third party infringement claim could subject us to substantial liabilities and require us to refrain from manufacturing and selling certain products. In addition, the costs incurred in intellectual property litigation can be substantial, regardless of the outcome. As a result, our business, financial condition, and operating results could be materially and adversely affected.

In addition, certain products or technologies acquired or developed by us may include so-called "open source" software. Open source software is typically licensed for use at no initial charge. Certain open source software licenses, however, require users of the open source software to license to others any software that is based on, incorporates or interacts with, the open source software under the terms of the open source license. Although we endeavor to comply fully with such requirements, third parties could claim that we are required to license larger portions of our software than we believe we are required to license under open source software licenses. If such claims were successful, they could adversely impact our competitive position and financial results by providing our competitors with access to sensitive information that may help them develop competitive products. In addition, our use of open source software may harm our business and subject us to intellectual property claims, litigation or proceedings in the future because:

- Open source license terms may be ambiguous and may subject us to unanticipated obligations regarding our products, technologies and intellectual property;
- Open source software generally cannot be protected under trade secret law; and
- It may be difficult for us to accurately determine the origin of the open source code and whether the open source software infringes, misappropriates or violates third party intellectual property or other rights.

As a result of our global manufacturing and sales operations, we are subject to a variety of risks that are unique to businesses with international operations of a similar scope, any of which could, individually or in the aggregate have a material adverse effect on our business:

A significant portion of our manufacturing and sales operations and supply chain occurs in countries other than the U.S. We also have sales outside the U.S. In addition, a significant number of our products are manufactured in Malaysia. Similarly, one of the suppliers of recording heads for our products is located in China. Because of these operations, we are subject to a number of risks including:

- Import and export duties and value-added taxes;
- Import and export and trade regulation changes that could erode our profit margins or restrict our ability to transport our products;
- Political, military, social, and infrastructure risks, especially in emerging or developing economies;
- Potential restrictions on the transfer of funds between countries;
- Natural disasters, including earthquakes, typhoons and tsunamis;
- Inflexible employee contracts and employment laws that may make it difficult to terminate employees in some foreign countries in the event of business downturns;
- Adverse movement of foreign currencies against the U.S. dollar (the currency in which our results are reported);
- Shortages in component parts and raw materials; and
- The burden and cost of complying with foreign laws.

Any or all of these risks could have a material adverse effect on our business.

We rely on indirect sales channels to market and sell our branded products. Therefore, the loss of or deterioration in our relationship with one or more of our resellers or distributors could negatively affect our operating results.

We sell the majority of our branded products to value-added resellers, or VARs, and to direct marketing resellers such as CDW Corporation, who in turn sell our products to end-users, and to distributors such as Ingram Micro, Tech Data and others. We also have a growing relationship with EMC through which we make available our branded products that complement EMC's product offerings. The success of these sales channels is hard to predict, particularly over time, and we have no purchase commitments or long-term orders from them that assure us of any baseline sales through these channels. Several of our resellers carry competing product lines that they may promote over our products. A reseller might not continue to purchase our products or market them effectively, and each reseller determines the type and amount of our products that it will purchase from us and the pricing of the products that it sells to end-user customers.

Certain of our contracts with our distributors contain "most favored nation" pricing provisions mandating that we offer our products to these customers at the lowest price offered to other similarly situated customers. In addition, sales of our enterprise-class libraries, and the revenue associated with the on-site service of those libraries, are somewhat concentrated in specific customers, including government agencies and government-related companies. Our operating results could be adversely affected by any number of factors including:

- A change in competitive strategy that adversely affects a reseller's willingness or ability to distribute our products;
- The reduction, delay or cancellation of orders or the return of a significant amount of products;
- The loss of one or more of such resellers; or
- Any financial difficulties of such resellers that result in their inability to pay amounts owed to us.

Our quarterly operating results could fluctuate significantly, and past quarterly operating results should not be used to predict future performance.

Our quarterly operating results have fluctuated significantly in the past and could fluctuate significantly in the future. As a result, our past quarterly operating results should not be used to predict future performance. Quarterly operating results could be materially and adversely affected by a number of factors, including, but not limited to:

- Failure to complete shipments in the last month of a quarter during which a substantial portion of our products are typically shipped; or
- Customers canceling, reducing, deferring or rescheduling significant orders as a result of excess inventory levels, weak economic conditions or other factors;
- Declines in network server demand;
- Product development and ramp cycles and product performance or quality issues;
- Reduced demand from our OEM customers;
- An inadequate supply of tape media cartridges;
- Increased competition.

If we fail to meet our projected quarterly results, our business, financial condition, and results of operations may be materially and adversely harmed.

If our products fail to meet our or our customers' specifications for quality and reliability, our results of operations may be adversely impacted and our competitive position may suffer.

Although we place great emphasis on product quality, we may from time to time experience problems with the performance of our products. If that occurs, our operating results could be negatively impacted by one or more of the following factors:

- Increased costs related to fulfillment of our warranty obligations;
- The reduction, delay or cancellation of orders or the return of a significant amount of products;
- Focused failure analysis causing distraction of the sales, operations, and management teams; or
- The loss of reputation in the market and customer goodwill.

If we fail to meet our projected quarterly results due to quality problems, our business, financial condition, and results of operations may be materially and adversely harmed.

If we do not successfully manage the changes that we have made and may continue to make to our infrastructure and management, our business could be disrupted, and that could adversely impact our results of operations and financial condition.

Managing change is an important focus for us. Following the acquisitions of Certance and ADIC, one of our important initiatives involves combining and integrating the information technology infrastructures of the companies, including our enterprise resource planning systems, and adapting our business processes and software to the requirements of the new organization. We are also managing several significant initiatives involving our operations, including efforts to reduce the number of contract manufacturers and suppliers we use, the outsourcing of our repair capabilities and the related closing of our facilities in Dundalk, Ireland and Irvine, Scotland. In addition, we continue to reduce headcount to streamline and consolidate our supporting functions as appropriate following past acquisitions and in response to market or competitive conditions. If we are unable to successfully manage the changes that we implement, and detect and address issues as they arise, it could disrupt our business and adversely impact our results of operations and financial condition.

If we fail to protect our intellectual property or if others use our proprietary technology without authorization, our competitive position may suffer.

Our future success and ability to compete depends in part on our proprietary technology. We rely on a combination of copyright, patent, trademark, and trade secrets laws and nondisclosure agreements to establish and protect our proprietary technology. We currently hold 499 U.S. patents and have 161 U.S. patent applications pending. However, we cannot provide assurance that patents will be issued with respect to pending or future patent applications that we have filed or plan to file or that our patents will be upheld as valid or will prevent the development of competitive products or that any actions we have taken will adequately protect our intellectual property rights. We generally enter into confidentiality agreements with our employees, consultants, customers, potential customers, and others as required, in which we strictly limit access to, and distribution of, our software, and further limit the disclosure and use of our proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. Our competitors may also independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the U.S.

Because we may order components from suppliers in advance of receipt of customer orders for our products which include these components, we could face a material inventory risk.

Although we use third parties to manufacture certain of our products, we also manufacture products in-house. Managing our in-house manufacturing capabilities presents a number of risks that could materially and adversely affect our financial condition. For instance, as part of our component planning, we place orders with or pay certain suppliers for components in advance of receipt of customer orders. We occasionally enter into negotiated orders with vendors early in the manufacturing process of our storage products to ensure that we have sufficient components for our new products to meet anticipated customer demand. Because the design and manufacturing process for these components is complicated, it is possible that we could experience a design or manufacturing flaw that could delay or even prevent the production of the components for which we previously committed to pay. We also face the risk of ordering too many components, or conversely, not enough components, since supply orders are generally based on forecasts of customer orders rather than actual customer orders. In addition, in some cases, we make non-cancelable order commitments to our suppliers for work-in-progress, supplier's finished goods, custom sub-assemblies, discontinued (end-of-life) components and Quantum-unique raw materials that are necessary to meet our lead times for finished goods. If we cannot change or be released from supply orders, we could incur costs from the purchase of unusable components, either due to a delay in the production of the components or other supplies or as a result of inaccurately predicting supply orders in advance of customer orders. Our business and operating results could be materially and adversely affected as a result of these increased costs.

Some of our manufacturing, and our service repair, is outsourced to third party contract manufacturers. If we cannot obtain our products and parts from these third parties in a cost effective and timely manner that meets our customers' expectations, this could materially and adversely impact our business, financial condition, and results of operations.

Some of our tape drives and tape automation products are manufactured for us by contract manufactures. We face a number of risks as a result of this outsourced manufacturing, including, among others:

- *Sole source of product supply*

  In each case, our contract manufacturer is our sole source of supply for the tape drive and/or tape automation products they manufacture for us. Because we are relying on one supplier, we are at greater risk of experiencing component shortages, reduced production capacity or other delays in customer deliveries that could result in customer dissatisfaction, lost sales and increased expenses, which could materially damage customer relationships and result in lost revenue.

- *Cost and purchase commitments*

  We may not be able to control the costs we would be required to pay our contract manufacturers for the products they manufacture for us. They procure inventory to build our products based upon a forecast of customer demand that we provide. We would be responsible for the financial impact on the contract manufacturer of any reduction or product mix shift in the forecast relative to materials that they had already purchased under a prior forecast. Such a variance in forecasted demand could require us to pay them for finished goods in excess of current customer demand or for excess or obsolete inventory and generally incur higher costs. As a result, we could experience reduced gross margins and larger operating losses based on these purchase commitments.

- *Quality and supplier conduct*

  We will have limited control over the quality of products produced by our contract manufacturers. Therefore, the quality of the products may not be acceptable to our customers and could result in customer dissatisfaction, lost revenue, and increased warranty costs. In addition, we have limited control over the manner in which our contract manufacturers conduct their business. Therefore, we may face negative consequences or publicity as a result of a third party's failure to comply with trade, environmental, or employment regulations.

In addition, many of our product components and subassemblies are manufactured by other third parties, by whom we may be exposed to the same risks. Any or all of these risks could have a material adverse effect on our business.

We do not control licensee pricing or licensee sales of tape media cartridges. To the extent that our royalty revenue is dependent on the prices of cartridges sold by our licensees, should these licensees significantly lower prices on the media products that they sell, such reduced pricing would lower our royalty revenue, which would materially and adversely affect our business, financial condition, and operating results.

We receive a royalty fee based on sales of our tape media cartridges by Fuji, Maxell, Imation and Sony. Under our license agreements with these companies, each of the licensees determines the pricing and number of units of tape media cartridges that it sells. To the extent that our royalty revenue is based on the prices of cartridges sold by our licensees, our royalty revenue will vary depending on the level of sales and prices set by the licensees. In addition, lower prices set by licensees could require us to lower our prices on direct sales of tape media cartridges, which would reduce our revenue and margins on these products. As a result, lower prices on our tape media cartridges would reduce media revenue, which could materially and adversely affect our business, financial condition, and operating results.

Poor operating performance may negatively impact our ability to attract and retain employees, which could further adversely impact our business.

Increased turnover in our employee base or the inability to fill open headcount requisitions due to concerns about our performance could impair or delay our ability to realize operational and strategic objectives and cause increased expenses and lost sales opportunities.

Decreased effectiveness of equity compensation could adversely affect our ability to attract and retain employees, and recent changes in accounting for equity compensation are adversely affecting earnings.

The Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004) *Share-Based Payment* ("SFAS No. 123R"), which we implemented at the beginning of fiscal 2007. We are required to recognize compensation expense in our statements of operations for the fair value of unvested employee stock options at the date of adoption and new stock options granted to our employees after the adoption date over the related vesting periods of the stock options. The requirement to expense stock options granted to employees reduces their attractiveness to Quantum because the expense associated with these grants typically results in future compensation charges. In addition, the expense recorded may not accurately reflect the value of our stock options because the option pricing models used to estimate fair value were not developed for use in valuing employee stock options and are based on highly subjective assumptions, including the option's expected life and the price volatility of the underlying stock. Alternative compensation arrangements that can replace stock option programs may also negatively impact profitability. Stock options remain an important employee recruitment and retention tool, and we may not be able to attract and retain key personnel if we reduce the scope of our employee stock option program. Our employees are critical to our ability to develop and design systems that advance our productivity and technology goals, increase our sales and provide support to customers. Accordingly, as a result of the requirement under SFAS No. 123R to recognize the fair value of stock options as compensation expense, beginning in the first quarter of fiscal 2007, our future results of operations have been adversely impacted. See also Note 4 "Stock Incentive Plans and Share-based Compensation" to the Consolidated Financial Statements in this Annual Report on Form 10-K.

Our stock price could become more volatile if certain institutional investors were to increase or decrease the number of shares they own. In addition, there are other factors and events that could affect the trading prices of our common stock.

Five institutional investors own approximately 49% of our common stock as of March 31, 2008. If any or all of these investors were to decide to purchase additional shares or to sell some or all of the common shares they currently own, that may cause our stock price to be more volatile. For example, there have been instances in the past where a shareholder with a significant equity position begins selling shares, putting downward pressure on our stock price for the duration of their selling activity. In these situations, selling pressure outweighs buying demand and our stock price declined.

Trading prices of our common stock may fluctuate in response to a number of other events and factors, such as:

- General economic conditions;
- Changes in interest rates;
- Fluctuations in the stock market in general and market prices for high technology companies in particular;
- Quarterly variations in our operating results;
- New products, services, innovations and strategic developments by our competitors or us, or business combinations and investments by our competitors or us;

- Changes in financial estimates by us or securities analysts and recommendations by securities analysts;
- Changes in our capital structure, including issuance of additional debt or equity to the public; and
- Strategic acquisitions.

Any of these events and factors may cause our stock price to rise or fall and may adversely affect our business and financing opportunities.

Some of our production processes and materials are environmentally sensitive, and new environmental regulation could lead to increased costs, or otherwise adversely affect our business, financial condition, and results of operations.

We are subject to a variety of laws and regulations relating to, among other things, the use, storage, discharge and disposal of chemicals, gases and other hazardous substances used in our manufacturing processes, air emissions, waste discharges, waste disposal, the investigation and remediation of soil and ground water contamination, as well as requirements for the design and disposition of and materials used in our products. Recent directives in the European Union imposed a "take back" obligation on manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment and the use of some heavy metals including lead and some flame retardants in electronic products and components beginning in July 2006. New European Union legislation that will further restrict allowable materials becomes effective in 2008, and we anticipate that other domestic and international jurisdictions will introduce similar requirements in the future. We have implemented procedures and will likely continue to introduce new processes to comply with this legislation. However, this legislation may adversely affect our manufacturing costs or product sales by requiring us to acquire costly equipment or materials, or to incur other significant expenses in adapting our manufacturing processes or waste and emission disposal processes. Furthermore, environmental claims or our failure to comply with present or future regulations could result in the assessment of damages or imposition of fines against us, or the suspension of affected operations, which could have an adverse effect on our business, financial condition, and results of operations.

We are subject to many laws and regulations, and violation of those requirements could materially and adversely affect our business.

We are subject to numerous domestic and international laws regarding corporate conduct, fair competition, and preventing corruption, including requirements applicable to U.S. government contractors. While we maintain a rigorous corporate ethics and compliance program, we may be subject to increased regulatory scrutiny, significant monetary fines or penalties, suspension of business opportunities, or loss of jurisdictional operating rights as a result of any failure to comply with those requirements. Any one of those consequences could materially and adversely impact our business and operating results.

We may be sued by our customers as a result of failures in our products.

We face potential liability for performance problems of our products because our end-users employ our storage technologies for the storage and backup of important data and to satisfy regulatory requirements. Although we maintain technology errors and omissions insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of our insurance coverage could harm our business.

In addition, we could potentially face claims for product liability from our customers if our products cause property damage or bodily injury. Although we maintain general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of our insurance coverage could harm our business.

We must maintain appropriate levels of service parts for maintenance. If we do not have sufficient service parts for maintenance, we may experience increased levels of customer dissatisfaction. If we have too much service parts for maintenance, we may incur financial losses.

We maintain levels of service parts for maintenance to satisfy future warranty obligations and also to earn service revenue to repair products for which the warranty has expired. We estimate the required amount of service parts for maintenance based on historical usage and forecasts of future warranty requirements, including estimates of failure rates and costs to repair, and out of warranty revenue. Given the significant levels of judgment inherently involved in the process, we cannot provide assurance that we will be able to maintain appropriate levels of service parts for maintenance to satisfy customer needs and to avoid financial losses from excess service parts for maintenance. If we are unable to maintain appropriate levels of service parts for maintenance, our business, financial condition, and results of operations may be materially and adversely impacted.

Because we rely heavily on distributors and other resellers to market and sell our products, if one or more distributors were to experience a significant deterioration in its financial condition or its relationship with us, this could disrupt the distribution of our products and reduce our revenue, which could materially and adversely affect our business, financial condition, and operating results.

In certain product and geographic segments we heavily utilize distributors and value added resellers to perform the functions necessary to market and sell our products. To fulfill this role, the distributor must maintain an acceptable level of financial stability, creditworthiness and the ability to successfully manage business relationships with the customers it serves directly. Under our distributor agreements with these companies, each of the distributors determines the type and amount of our products that it will purchase from us and the pricing of the products that it sells to its customers. If the distributor is unable to perform in an acceptable manner, we may be required to reduce the amount of sales of our product to the distributor or terminate the relationship. We may also incur financial losses for product returns from distributors or for the failure or refusal of distributors to pay obligations owed to us. Either scenario could result in fewer of our products being available to the affected market segments, reduced levels of customer satisfaction and/or increased expenses, which could in turn have a material and adverse impact on our business, results of operations, and financial condition.

If the future outcomes related to the estimates used in recording tax liabilities to various taxing authorities result in higher tax liabilities than estimated, then we would have to record tax charges, which could be material.

We have provided amounts and recorded liabilities for probable and estimable tax adjustments that may be proposed by various taxing authorities in the U.S. and foreign jurisdictions. If events occur that indicate payments of these amounts will be less than estimated, then reversals of these liabilities would create tax benefits being recognized in the periods when we determine the liabilities have reduced. Conversely, if events occur which indicate that payments of these amounts will be greater than estimated, then tax charges and additional liabilities would be recorded. In particular, various foreign jurisdictions could challenge the characterization or transfer pricing of certain intercompany transactions. In the event of an unfavorable outcome of such challenge, there exists the possibility of a material tax charge and adverse impact on the results of operations in the period in which the matter is resolved or an unfavorable outcome becomes probable and estimable.

Maxtor's failure to perform under its agreements with Quantum could harm our business, financial condition, and operating results.

We may have contingent liabilities for some obligations assumed by Maxtor in connection with the disposition of the Hard Disk Drive group, including liabilities for taxes, real estate and litigation, and Maxtor's failure to perform under these obligations could result in significant costs to us that could have a materially adverse impact on our business, financial condition, and operating results. In May 2006, Maxtor was acquired by Seagate, which assumed Maxtor's defense and indemnification obligations.

The disposition of the Hard Disk Drive group may be determined not to be tax-free, which would result in us or our stockholders, or both, incurring a substantial tax liability, which could materially and adversely affect our business, financial condition, and results of operations.

Maxtor and Quantum have agreed not to request a ruling from the Internal Revenue Service, or any state tax authority confirming that the structure of the combination of Maxtor with the Hard Disk Drive group will not result in any federal income tax or state income or franchise tax to Quantum or the previous holders of the Hard Disk Drive common stock. Instead, Maxtor and Quantum have agreed to effect the disposition and the merger on the basis of an opinion from our tax advisor, and a tax opinion insurance policy issued by a syndicate of major insurance companies to us covering up to $340 million of tax loss caused by the disposition and merger.

If the disposition of the Hard Disk Drive group is determined not to be tax-free and the tax opinion insurance policy does not fully cover the resulting tax liability, we or our stockholders or both could incur substantial tax liability, which could materially and adversely affect our business, financial condition, and results of operations. In May 2006, Maxtor was acquired by Seagate, which assumed Maxtor's defense and indemnification obligations.

The tax opinion insurance policy issued in conjunction with the disposition of the Hard Disk Drive group does not cover all circumstances under which the disposition could become taxable to us, and as a result, we could incur an uninsured tax liability, which could materially and adversely affect our business, financial condition, and results of operations.

In addition to customary exclusions from its coverage, the tax opinion insurance policy does not cover any federal or state tax payable by us if the disposition becomes taxable to us as a result of a change in relevant tax law. We could incur an uninsured tax liability, which could materially and adversely affect our business, financial condition, and results of operations.

If we incur an uninsured tax liability as a result of the disposition of the Hard Disk Drive group, our financial condition and operating results could be negatively affected.

If the disposition of the Hard Disk Drive group were determined to be taxable to Quantum, we would not be able to recover an amount to cover the tax liability either from Maxtor or under the insurance policy in the following circumstances:

- If the tax loss were not covered by the policy because it fell under one of the exclusions from coverage under the tax opinion insurance policy described above, insurance proceeds would not be available to cover the loss;
- If the tax loss were caused by our own acts or those of a third party that made the disposition taxable (for instance, an acquisition of control of Quantum which began during the one-year period before and nine-month period following the closing), Maxtor would not be obligated to indemnify us for the amount of the tax liability; or
- If Maxtor were required to reimburse us for the amount of the tax liability according to its indemnification obligations under the Hard Disk Drive group disposition, but was not able to pay the reimbursement in full, we would nevertheless be obligated, as the taxpayer, to pay the tax.

In any of these circumstances, the tax payments due from us could be substantial. In order to pay the tax, we would have to either deplete our existing cash resources or borrow cash to cover our tax obligation. Our payment of a significant tax prior to payment from Maxtor under Maxtor's indemnification obligations, or in circumstances where Maxtor has no payment obligation, could harm our business, financial condition, and operating results. In May 2006, Maxtor was acquired by Seagate, which assumed Maxtor's defense and indemnification obligations.

We are exposed to fluctuations in foreign currency exchange rates, and an adverse change in foreign currency exchange rates relative to our position in such currencies could have a materially adverse impact on our business, financial condition, and results of operations.

We do not use derivative financial instruments for foreign currency hedging or speculative purposes. To minimize foreign currency exposure, we use foreign currency obligations to match and offset net currency exposures associated with certain assets and liabilities denominated in non-functional currencies. Corresponding gains and losses on the underlying transaction generally offset the gains and losses on these foreign currency obligations. We have used in the past, and may use in the future, foreign currency forward contracts to hedge our exposure to foreign currency exchange rates. To the extent that we have assets or liabilities denominated in a foreign currency that are inadequately hedged or not hedged at all, we may be subject to foreign currency losses, which could be significant.

Our international operations can act as a natural hedge when both operating expenses and sales are denominated in local currencies. In these instances, although an unfavorable change in the exchange rate of a foreign currency against the U.S. dollar would result in lower sales when translated to U.S. dollars, operating expenses would also be lower in these circumstances. An increase in the rate at which a foreign currency is exchanged for U.S. dollars would require more of that particular foreign currency to equal a specified amount of U.S. dollars than before such rate increase. In such cases, and if we were to price our products and services in that particular foreign currency, we would receive fewer U.S. dollars than we would have received prior to such rate increase for the foreign currency. Likewise, if we were to price our products and services in U.S. dollars while competitors priced their products in a local currency, an increase in the relative strength of the U.S. dollar would result in our prices being uncompetitive in those markets. Such fluctuations in currency exchange rates could materially and adversely affect our business, financial condition, and results of operations.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. Properties

Our headquarters are located in San Jose, California. We lease facilities in North America, Europe and Asia. The following is a summary of the significant locations and primary functions of those facilities as of March 31, 2008:

Location	Function
North America	
San Jose, CA	Corporate headquarters, sales, research and development
Irvine, CA	Administration, sales, service, research and development
Santa Maria, CA	Research and development
Colorado Springs, CO	Operations, service, research and development, administration
Boulder, CO	Research and development
Englewood, CO	Research and development, service and operations
Redmond, WA	Sales, administration, research and development
Other North America	Sales, research and development
Europe	
Paris, France	Sales
Munich, Germany	Sales and service
Bracknell, UK	Sales and service
Northampton, UK	Sales and service
Zurich, Switzerland	Operations and administration
Other Europe	Sales, service and administration
Asia Pacific	
Tokyo, Japan	Sales and media procurement center
Singapore City, Singapore	Sales and distribution
Kuala Lumpur, Malaysia	Administration and customer service
Hyderabad, India	Research and development
Shanghai, China	Sales
Adelaide, Australia	Research and development
Brisbane, Australia	Sales and administration
Other Asia Pacific	Sales

ITEM 3. Legal Proceedings

For information regarding legal proceedings, refer to Note 19 "Litigation" to the Consolidated Financial Statements in this Annual Report on Form 10-K.

ITEM 4. Submission of Matters to a Vote of Security Holders

We did not submit any matters to a vote of security holders during the fourth quarter of fiscal 2008.

PART II

ITEM 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange under the symbol "QTM." Prior to November 15, 2006, our stock traded under the symbol "DSS." As of June 2, 2008, the closing price of our common stock was $1.66 per share. The prices per share reflected in the following table represent the range of high and low closing prices for the quarters indicated.

Fiscal 2008	High	Low
First quarter ended June 30, 2007	$ 3.29	$ 2.60
Second quarter ended September 30, 2007	3.58	2.83
Third quarter ended December 31, 2007	4.15	2.49
Fourth quarter ended March 31, 2008	3.01	2.03

Fiscal 2007	High	Low
First quarter ended June 30, 2006	$ 3.76	$ 2.59
Second quarter ended September 30, 2006	2.66	1.94
Third quarter ended December 31, 2006	2.50	1.98
Fourth quarter ended March 31, 2007	2.72	2.24

Historically, we have not paid cash dividends on our common stock and do not intend to pay dividends in the foreseeable future. Our ability to pay dividends is restricted by the covenants in our credit facility.

As of June 2, 2008, there were 1,619 Quantum stockholders of record including the Depository Trust Company, which holds shares of Quantum common stock on behalf of an indeterminate number of beneficial owners.

The information required by this item regarding equity compensation plans is incorporated by reference to the information set forth in our proxy statement for the 2008 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2008.

ITEM 6. Selected Financial Data

This summary of selected consolidated financial information of Quantum for fiscal 2004 to 2008 should be read along with our Consolidated Financial Statements contained in this Annual Report on Form 10-K. We have acquired companies and disposed of businesses in addition to certain other items that affect the comparability of the selected financial information as described below.

<u>Acquisitions and Dispositions</u>

On August 22, 2006, we completed the acquisition of Advanced Digital Information Corporation ("ADIC") and on January 5, 2005, we completed the acquisition of Certance Holdings. The selected information below includes the results of operations of our acquisitions from their respective acquisition dates. Additional information regarding these acquisitions is available in Note 5 "Acquisitions" to the Consolidated Financial Statements of this Annual Report on Form 10-K. On October 28, 2002 we completed the disposition of the network attached storage ("NAS") business. As a result, the selected financial information below presents results of the NAS business as discontinued operations.

Other Items

The results of continuing operations for fiscal 2007 included $14.7 million of purchased in-process research and development in connection with the acquisitions of ADIC. The results of continuing operations for fiscal 2006 included loss on settlement charges from two legal settlements of $20.5 million.

(In thousands, except per-share data)	For the year ended March 31, 2008	2007	2006	2005	2004
Statement of Operations Data:					
Total revenue	$ 975,702	$1,016,174	$834,287	$794,168	$808,384
Total cost of revenue	656,598	722,789	602,359	558,689	556,725
Gross margin	319,104	293,385	231,928	235,479	251,659
Loss from operations	(8,097)	(27,154)	(41,481)	(9,535)	(19,692)
Loss from continuing operations	(60,234)	(64,094)	(41,479)	(3,496)	(63,715)
Income from discontinued operations	—	—	—	—	1,693
Net loss	$ (60,234)	$ (64,094)	$(41,479)	$ (3,496)	$(62,022)
Basic and diluted loss per share from continuing operations	$ (0.30)	$ (0.33)	$ (0.23)	$ (0.02)	$ (0.36)
Basic and diluted net loss per share	$ (0.30)	$ (0.33)	$ (0.23)	$ (0.02)	$ (0.35)

	As of March 31, 2008	2007	2006	2005	2004
Balance Sheet Data:					
Property and equipment, net	$ 39,271	$ 50,241	$ 38,748	$ 42,716	$ 40,377
Total assets	1,065,725	1,125,829	663,344	724,614	705,558
Short-term debt	4,000	25,000	—	—	537
Long-term debt	496,000	497,500	160,000	160,000	160,000

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Quantum Corporation ("Quantum", the "Company", "us" or "we") (NYSE: QTM) founded in 1980, is a leading global storage company specializing in backup, recovery and archive solutions. Combining focused expertise, customer-driven innovation and platform independence, we provide a comprehensive, integrated range of disk, tape and software solutions supported by our sales and service organization. We work closely with a broad network of value-added resellers ("VARs"), original equipment manufacturers ("OEMs") and other suppliers to meet customers' evolving data protection needs. Our stock is traded on the New York Stock Exchange under the symbol "QTM."

Business

We earn our revenue from the sale of products, systems and services through our sales force and an array of channel partners to reach end-user customers, which range in size from small businesses and satellite offices to government agencies and large, multinational corporations. Our products are sold under both the Quantum brand name and under the names of various OEM customers. We face a variety of challenges and opportunities in responding to the competitive dynamics of the technology market which is characterized by rapid change, evolving customer demands and intense competition, including competition with several companies who are also significant customers.

We offer a comprehensive range of solutions in the data storage market, providing performance and value to organizations of all sizes. We have a broad portfolio of disk-based backup solutions, tape libraries, autoloaders, and tape drives and media. Our data management software provides technology for shared workflow applications and multi-tiered archiving in high-performance, large-scale storage environments. We also feature software options with product that provide disk and tape integration capabilities with our core de-duplication and replication technologies. In addition, our service offerings include a broad range of coverage options to provide the level of support for the widest possible range of information technology environments, with service available in more than 100 countries.

In fiscal 2008 we were focused on three primary objectives: to continue to expand market access, mainly by building a stronger branded business; to create a stronger growth platform, particularly by expanding our disk-based backup systems and our software businesses; and to improve our financial position, taking advantage of cost savings and enhanced revenue and profit opportunities from our acquisition of Advanced Digital Information Corporation ("ADIC") made in the prior year.

We implemented significant changes during fiscal 2008 to better align our investments, cost structure, partnerships and infrastructure around our strategy. We have worked to improve our operating model, particularly through our continued focus on growing the higher margin areas of our business. Our research and development efforts shifted in fiscal 2008 as we reduced and optimized tape research and development and increased disk-based backup systems and software solutions research and development. These changes in research and development were intended to drive greater revenue growth potential. We implemented integration actions to ensure we would be cost competitive while having a solid execution platform. In addition, we focused on improving operating performance in terms of operating income and generating cash flow from operations to allow us to pay down our term debt and reduce our interest costs. Implementation of our objectives was intended to result in improved short term performance while providing greater revenue growth potential.

The results we are reporting for fiscal 2008 demonstrate the progress made to improve our operating model. As a result of the actions taken in fiscal 2008 we have seen improvement in our gross margins, reflecting a mix of higher margin products; reduced operating losses; cash generation capability from operations; and transitions in our research and development investments to grow our overall branded business, especially our disk-based backup systems and our software solutions. We did not meet our desired revenue results for fiscal 2008, largely due to lower than planned branded revenue.

Our top priority in fiscal 2009 is to grow our branded revenue, particularly our disk-based backup systems and software solutions revenues, to improve profitability and increase shareholder value. We continue to believe delivering a better operating model, creating more growth potential and reducing much of the negative impact of our outstanding debt are also important drivers for improving profitability and increasing shareholder value.

Our objectives to achieve these priorities in fiscal 2009 are similar to fiscal 2008 and include:

- Continued focus on growing the higher margin areas of our business, especially our branded business;
- Research and development efforts that optimize tape technologies, with continued focus on developing additional and improved disk-based backup systems and software solutions;
- Continued efforts to reduce costs while retaining a solid execution platform; and
- Continued generation of cash flow from operations to allow us to pay down our term debt and reduce our interest costs.

Our first steps to achieving our fiscal 2009 objectives are reflected in our May 2008 announcement of the release of the DXi7500, a product based on our second generation DXi technology. The DXi7500 is a disk-based backup system featuring de-duplication and replication capabilities for large, enterprise customers. We believe the DXi7500 provides the capacity, performance, scalability and availability required in enterprise environments and is the first solution in the industry to provide policy-based de-duplication. The DXi7500 has been designed to allow customers to choose the de-duplication method that best meets their needs for a specific backup job, taking into account disk capacity and backup window constraints. We believe this product and technology provides us long-term growth opportunities in the storage industry. In addition, we announced a licensing agreement with a software OEM partner, EMC, under which EMC has licensed our DXi™-Series data de-duplication and replication enterprise software to deliver its own solution.

Customers' backup, recovery and archive challenges are complex and rapidly evolving, and the need for a category expert is essential to success. We believe that our global scale and vertical integration in tape products, along with our growing branded business and decreasing our cost structure, position us to build a strong, profitable storage solutions business and improve our results of operations. We plan to leverage our disk-based backup solutions, tape automation systems and software solutions, including our de-duplication, replication and data movement technology, to deliver integrated data protection and management offerings across the distributed enterprise. We believe a strong position in disk-based backup systems can bring benefits to our tape automation systems and software sales efforts as customers are more likely to engage with us on a broad basis for a complete solution. We recognize there are numerous risks to the successful execution of our business plans. For a discussion of some of the risks and uncertainties that impact our business, see "Risk Factors" in this Annual Report on Form 10-K.

Results

In fiscal 2008, we had total net revenues of $975.7 million, a 4% decrease from fiscal 2007 primarily due to decreased OEM product revenue. We also had a decrease in our royalty revenue due to lower media unit sales sold through our OEM customers. These decreases were partially offset by an increase in our service revenue primarily due to the increased installed base of our branded products. Our focus on growing our branded business during the fiscal year is reflected in the greater proportion of non-royalty revenue from our branded business at 62% in fiscal 2008 compared to 53% in fiscal 2007 and 44% in fiscal 2006.

Our gross margin percentage increased 380 basis points in fiscal 2008 to 32.7%, primarily due to the increase in the percentage of our product sales through branded channels. Sales of branded products typically generate higher gross margins than sales to our OEM customers. Our gross margin on products sold through both branded and OEM channels increased compared to the prior year as we streamlined production methods, gained purchasing efficiencies and moved toward a more outsourced model for many of our entry-level and mid-range product offerings. The gross margin percentage increase was partially offset by a decrease in our royalty revenue.

During fiscal 2008, our research and development efforts brought the release of the Scalar 50 and upgrades to our DXi-Series products and StorNext software. The DXi-Series products feature our patented data de-duplication technology and other improved functionality to enhance our disk-based backup solutions. Other new product offerings during the fiscal year resulting from our research and development efforts included introduction of LTO-4 offerings and the beta release of our enterprise disk-based backup appliance, the DXi7500. In fiscal 2008, we also began partnering with a third party on certain research and development efforts to bring new technology solutions to market more efficiently for both our partner and us. These efforts were completed while we continued integration efforts on our new product roadmap, reducing overall research and development headcount from the prior year and limiting research and development expenses to $89.6 million, a 17% decrease from fiscal 2007.

Our investment in sales and marketing increased in fiscal 2008 as we expanded our sales team and further developed sales channels to support our technologically evolving product lines. General and administrative expenses increased in fiscal 2008 to support our larger combined company. Our restructuring charges in fiscal 2008 were primarily related to our global integration of ADIC and strategic roadmap decisions. Our operating expenses rose to 33.5% of revenues in fiscal 2008 from 31.5% in fiscal 2007, due to decreased revenues, increased sales and marketing expenses and general and administrative expenditures partially offset by decreased research and development costs.

Interest expense increased in fiscal 2008, driven by costs incurred as a result of refinancing our debt facility at more favorable rates. The refinancing decreased the additional margin in our interest rate by 50 basis points to 475 basis points from the prior debt facility's term and revolving debt rates. In conjunction with our debt refinancing we wrote off $8.1 million of unamortized debt costs related to our prior debt facility and incurred $4.5 million in prepayment fees. We initially borrowed $496.5 million in August 2006 to acquire ADIC and made principal payments to bring our March 31, 2007 borrowings to $362.5 million. In early fiscal 2008 we increased our borrowings by $50 million on our revolving credit line. Over the remainder of fiscal 2008 we paid down a net $72.5 million in principal, bringing our outstanding term debt to $340.0 million at March 31, 2008, a 32% reduction in our acquisition-related debt.

During fiscal 2008, our operating activities generated positive cash flows of approximately $25.7 million. Our focus on cash management remains a top priority. We reduced our outstanding debt with the cash generated by operations and provided by investing activities. We continue to focus on our cash conversion cycle, the duration between the purchase of inventories and services and the collection of cash for the sale of our products and services. Our total cash, cash equivalents and marketable securities were relatively unchanged between March 31, 2008 and 2007, reflecting our strategy of maintaining sufficient operating liquidity while reducing outstanding debt.

In fiscal 2009, our focus on cash management will continue to be a top priority in order to allow us to invest in specified strategic research and development efforts, maintain our sales and service organization and reduce our outstanding debt. We anticipate additional cost savings within our 2009 operations from cost management measures taken in fiscal 2007 and 2008.

The following discussion of our financial condition and results of operations is intended to provide information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect our financial statements.

RESULTS OF OPERATIONS FOR FISCAL 2008, 2007 AND 2006

Prior to fiscal 2007, we reported two data storage business segments: Tape Drive and Storage Systems. As a result of organizational changes, we began reporting one business segment the first quarter of fiscal 2007. These organizational changes included the integration of marketing, sales and research and development functions to enhance product positioning and to lower the cost platforms within our business. As a result of these integration efforts, discrete financial information for these former segments is no longer tracked below the gross margin level, and management no longer measures operating performance nor makes resource allocation decisions on a segmented basis.

We began presenting product and service revenue and cost of revenue separately in the first quarter of fiscal 2008. We made a corresponding reclassification to the Consolidated Statements of Operations for fiscal 2007 and 2006. See Notes 2 and 3 to the Consolidated Financial Statements in this Annual Report on Form 10-K for additional information. The following discussion and analysis gives effect to this separate presentation.

Revenue

	For the year ended March 31,						Change			
	2008		2007		2006		2008 vs. 2007		2007 vs. 2006	
(dollars in thousands)		% of revenue		% of revenue		% of revenue				
Product revenue	$714,837	73.3%	$ 780,323	76.8%	$610,463	73.2%	$ (65,486)	(8.4)%	169,860	27.8 %
Service revenue	160,920	16.5%	121,933	12.0%	95,143	11.4%	38,987	32.0%	26,790	28.2 %
Royalty revenue	99,945	10.2%	113,918	11.2%	128,681	15.4%	(13,973)	(12.3)%	(14,763)	(11.5)%
Total revenue	$975,702	100.0%	$1,016,174	100.0%	$834,287	100.0%	$ (40,472)	(4.0)%	$181,887	21.8 %

Fiscal 2008 Compared to Fiscal 2007

Total revenue decreased $40.5 million to $975.7 million in fiscal 2008 compared to fiscal 2007 primarily due to decreased product revenue. Royalty revenues declined $14.0 million, or 12%, while service revenue increased $39.0 million, or 32%, compared to the prior fiscal year.

Product revenue

Our product revenue, which includes sales of our hardware and software products sold through both our Quantum branded and OEM channels, decreased in fiscal 2008 compared to fiscal 2007. Revenue from OEM sales decreased $87.3 million, partially offset by a $21.8 million increase in revenue from branded products. The product revenue decrease was primarily due to a decrease in revenue from devices and media products. Partially offsetting the devices and media decrease were increases in our disk-based backup systems and software solutions revenue and in tape automation system revenue.

Revenues from software solutions and disk-based backup systems increased $19.0 million to $49.0 million in fiscal 2008 compared to fiscal 2007 primarily due to increased sales of our DXi-Series disk-based products. Our StorNext software also contributed to increased revenues in fiscal 2008. By the fourth quarter of fiscal 2008, our legacy disk products comprised less than 10% of revenue from software solutions and disk-based backup systems, and we anticipate this trend will continue in fiscal 2009.

Tape automation system sales increased $5.2 million to $426.0 million in fiscal 2008 as compared to fiscal 2007 primarily due to increased sales of our mid-range tape automation line, including the Scalar i500, and increased sales of our enterprise tape automation products, including the Scalar i2000. These increases were offset by decreases in our entry level tape automation products.

Devices, including tape drives and removable hard drives, and media product revenues decreased $89.6 million to $239.8 million largely due to decreased sales of mid-range drives sold to OEMs and to a lesser extent decreased sales of entry level drives sold to OEMs as our older tape drives reach their end of life. We continued to place emphasis on sales of non-royalty media that bring higher margins and to not pursue volume sales at lower margins, resulting in lower overall revenue from non-royalty media products.

Service revenue

Service revenue includes revenue from sales of hardware service contracts, product repair, installation and professional services. Sales of hardware service contracts are typically purchased by our customers to extend the warranty or to provide faster service response time, or both. Service revenue increased $39.0 million to $160.9 million in fiscal 2008 compared to fiscal 2007 primarily due to increased service contract revenues from branded customers.

Royalty revenue

Tape media royalties decreased in fiscal 2008 compared to fiscal 2007 primarily due to lower media unit sales sold through our OEM customers. Royalties related to our newer LTO products have been increasing, but at a slower rate than declines in royalties from our maturing DLT products, where we experienced a net reduction in the installed base of DLTtape drives. We expect LTO royalties will continue to increase as the installed base grows and DLT royalties will further decline over time as this installed base continues to decrease.

In fiscal 2008 we added a software OEM licensing partner from which we anticipate royalties in the future. We anticipate licensing our technology, patents and similar intellectual property to select partners in the future, expanding the licensing partner program based on market demand.

Fiscal 2007 Compared to Fiscal 2006

Total revenue increased $181.9 million to $1,016.2 million in fiscal 2007 compared to fiscal 2006 primarily due to our acquisition of ADIC, which increased product revenue and to a lesser extent, also increased service revenue. Royalty revenue decreased $14.8 million, or 12%, compared to the prior fiscal year.

Product revenue

The $169.9 million product revenue increase was primarily due to increased revenue for tape automation systems and to a lesser extent, increased revenues from disk-based backup systems and software solutions compared to the prior year. Offsetting these increases in part were declines in devices and non-royalty media revenue compared to fiscal 2006. Both branded product revenues and revenue from OEM sales increased in fiscal 2007 compared to fiscal 2006, in large part from our acquisition from ADIC.

Tape automation system sales increased to $420.8 million in fiscal 2007 largely due to our acquisition of ADIC. Our mid-range tape automation line, including the Scalar i500, was one of the strongest contributors to total systems revenue in fiscal 2007, with sales to both branded and OEM customers. In addition, we had revenue increases from sales of our branded enterprise tape automation products, such as the Scalar i2000 and the PX720.

Revenues from software solutions and disk-based backup systems increased to $30.1 million in fiscal 2007 compared to fiscal 2006 primarily due to our acquisition of ADIC. Our StorNext software contributed to increased software revenues while our enterprise class DX-Series products and the PVX were the products primarily contributing to increased disk-based backup system revenues during fiscal 2007.

Product revenue from devices, which includes tape drives and removable hard drives, and non-royalty media sales declined moderately to $329.4 million in fiscal 2007 compared to fiscal 2006 due to the continuing retirement of older tape drives, especially our older, entry-level drives sold by OEMs. We also de-emphasized sales of non-royalty media compared to the prior year due to pricing dynamics in the market that would have resulted in lower margins on the non-royalty media products.

Service revenue

Service revenue increased $26.8 million to $121.9 million in fiscal 2007 primarily due to our acquisition of ADIC. Service revenue increases typically correlate with increases in our installed product base.

Royalty revenue

Tape media royalties decreased in fiscal 2007 compared to fiscal 2006 due primarily to lower sales from media units sold through our OEM customers. Royalties related to our newer LTO products have been increasing, but at a slower rate than declines in royalties from our maturing DLT products, where we experienced a net reduction in the installed base of DLTtape drives. In the fourth quarter of fiscal 2007, we recorded $3.3 million in royalty revenue in connection with licensing certain of our patents related to our de-duplication technology in a cross-license agreement.

Looking Forward

We anticipate annual revenues to remain relatively flat or increase slightly in fiscal 2009. Within our product revenues, we plan to continue to increase our branded product sales in both absolute dollars and as a percentage of product sales and anticipate decreases in lower margin OEM product revenue. We are focusing on the data storage market segments with growth opportunities. Products from our software solutions and our disk-based backup systems are targeted to meet the needs of customers within these growing market segments. In addition to the growth of our existing software solutions and our disk-based backup systems, we anticipate our newer product offerings, such as the DXi7500, will contribute to revenue increases in the coming fiscal year. We expect royalty revenues to increase with royalties from our software OEM partially offset by decreased media royalties. Media royalties are expected to decline slightly due to the continued trend of decreased DLT royalties mostly offset by increased LTO royalties.

Gross Margin

	For the year ended March 31,						Change			
	2008		2007		2006		2008 vs. 2007		2007 vs. 2006	
(dollars in thousands)	Margin	Margin Rate	Margin	Margin Rate	Margin	Margin Rate				
Gross margin	$319,104	32.7%	$293,385	28.9%	$231,928	27.8%	$25,719	8.8%	$61,457	26.5 %
Product gross margin	182,900	25.6%	150,016	19.2%	71,635	11.7%	32,884	21.9%	78,381	109.4 %
Service gross margin	36,496	22.7%	30,351	24.9%	32,124	33.8%	6,145	20.2%	(1,773)	(5.5)%

Fiscal 2008 Compared to Fiscal 2007

The 380 basis point increase in gross margin percentage in fiscal 2008 compared to fiscal 2007 was largely due to an increased proportion of our total non-royalty revenue coming from product sales through branded channels. Revenues from branded products and services in fiscal 2008 comprised 62% of non-royalty revenue compared to 53% of non-royalty revenue in fiscal 2007. Sales of branded products typically generate higher gross margins than sales to our OEM customers. The improvement in gross margin was offset in part by increases in non-cash expenses, including an increase in amortization of intangible assets of $4.3 million, resulting from a full year of amortization in fiscal 2008 in connection with our acquisition of ADIC in fiscal 2007, and an increase in share-based compensation of $0.7 million in fiscal 2008.

Product gross margin

In fiscal 2008 we streamlined production methods, gained purchasing efficiencies and moved toward an outsourced model for many of our entry level and mid-range product offerings. These actions combined to reduce the cost of both branded and OEM products. Product margins increased in fiscal 2008 compared to fiscal 2007 due to the increase in the proportion of our product sales through branded channels. Additionally, revenue from media and devices was down $89.6 million from the prior year, contributing to higher margins within both branded and OEM than the prior year. Within both branded and OEM products, media and devices typically have lower margins than tape automation, disk and software products.

Service gross margin

Service gross margin dollars increased $6.1 million or approximately 20%; however, service gross margin percentage decreased approximately 220 basis points in fiscal 2008 compared to fiscal 2007. The decrease in service gross margin percentage was largely due to the rate of service cost increases outpacing the rate of service revenue increases. Service revenue and service cost increases in fiscal 2008 were primarily due to our acquisition of ADIC in the second quarter of fiscal 2007 and the subsequent increase in our installed base of branded products.

Fiscal 2007 Compared to Fiscal 2006

The 110 basis point increase in gross margin percentage in fiscal 2007 compared to fiscal 2006 was largely due our acquisition of ADIC, which helped increase the percentage of our product sales through branded channels. Revenues from branded products in fiscal 2007 comprised 53% of non-royalty revenue compared to 44% of non-royalty revenue in the prior year. Sales of branded products typically generate higher gross margins than sales to our OEM customers. This improvement in gross margin was partially offset by increases in non-cash expenses such as amortization of intangible assets of $10.3 million as well as increased share-based compensation and amortization of service parts.

Product gross margin

Our product gross margin increased compared to the prior year primarily due to increased sales of branded products due to our acquisition of ADIC in the second quarter of fiscal 2007. As noted earlier, sales of branded products typically generate higher gross margins than sales to our OEM customers.

Service gross margin

Service gross margin decreased in fiscal 2007 primarily due to changing our accounting estimate related to the valuation of service parts for maintenance. In the second quarter of fiscal 2007, we began amortizing all of our service parts for maintenance on a straight-line basis. Previously, we amortized only the value of our finished goods service parts for maintenance and evaluated the difference between cost and market value for our component service parts on a quarterly basis. Partially offsetting this decrease to service margin was increased service revenue due to our acquisition of ADIC and the subsequent increase in our installed base of products.

Looking Forward

In fiscal 2009, we anticipate improved gross margins as we continue to increase the percentage of sales through branded channels and earn royalty revenue from our software OEM partnership, as well as maintaining our efforts to limit costs. We also expect our gross margins will improve as a result of ongoing activities to align our operations infrastructure to support our strategy of focusing on market segments with growth opportunities and continue to de-emphasize areas that have less growth and profit potential.

Research and Development Expenses

	For the year ended March 31,						Change			
	2008		2007		2006		2008 vs. 2007		2007 vs. 2006	
(dollars in thousands)		% of revenue		% of revenue		% of revenue				
Research and development	$ 89,563	9.2%	$ 107,546	10.6%	$100,165	12.0%	$ (17,983)	(16.7)%	$ 7,381	7.4%

Fiscal 2008 Compared to Fiscal 2007

Research and development expenses decreased during fiscal 2008 compared to fiscal 2007 primarily due to reduced salaries and benefits from reduced headcount. Decreased project material costs and external service provider expenses also contributed to lower research and development expenses. In fiscal 2008, we restructured our research and development model to focus investments toward our target growth markets of disk-based systems and software solutions development and reduced investment in tape drive development. In addition, we commenced partnering with a third party on certain research and development efforts in the first quarter of fiscal 2008 which contributed to reduced research and development expenses during the remainder of fiscal 2008. The decreased research and development expenses were partially offset by increased intangible amortization resulting from a full year of amortization in fiscal 2008 in connection with our acquisition of ADIC in fiscal 2007.

Fiscal 2007 Compared to Fiscal 2006

Research and development expenses increased during fiscal 2007 compared to fiscal 2006 primarily due to our acquisition of ADIC. Increases were also attributable to share-based compensation and amortization of intangibles. The increased expenses were mostly offset by decreases from cost reduction actions driven by reduced headcount as we integrated the ADIC acquisition and decreased expenses from product launches completed in the prior fiscal year.

Looking Forward

We expect our research and development expenses will decrease slightly in fiscal 2009 due in part to savings from partnering with a third party on certain research and development efforts. Our plans include continued research and development spending in the growing segments of the data storage solutions market. We intend to emphasize new product development in both our disk-based backup systems solutions and our software solutions.

Sales and Marketing Expenses

	For the year ended March 31,						Change			
	2008		2007		2006		2008 vs. 2007		2007 vs. 2006	
(dollars in thousands)		% of revenue		% of revenue		% of revenue				
Sales and marketing	$149,367	15.3%	$123,134	12.1%	$82,251	9.9%	$26,233	21.3%	$40,883	49.7%

Fiscal 2008 Compared to Fiscal 2007

The increase in sales and marketing expenses during fiscal 2008 compared to fiscal 2007 was primarily due to increased salaries, benefits and commissions from increased headcount. We have increased our headcount to support sales in branded channels. Sales through branded channels typically have higher selling costs than sales to OEM customers. We also had a $2.5 million increase in amortization of intangibles related to our acquisition of ADIC in August 2006 due to a full year of amortization in fiscal 2008 compared to approximately seven and a half months of ADIC related intangible amortization in fiscal 2007. Partially offsetting these increases were decreased advertising and marketing costs in fiscal 2008 compared to the prior year.

Fiscal 2007 Compared to Fiscal 2006

The increase in sales and marketing expenses during fiscal 2007 compared to fiscal 2006 was primarily due to our acquisition of ADIC. Increased salaries, benefits and commissions from increased headcount and increased selling costs, especially for our branded products, were the major drivers of the increase. In addition, amortization of intangibles comprised $9.9 million of the increase for fiscal 2007.

Looking Forward

In fiscal 2009, we expect our sales and marketing expenses will increase commensurate with growth of our branded business as we maintain and expand our customer-facing sales resources.

General and Administrative Expenses

	For the year ended March 31,						Change			
	2008		2007		2006		2008 vs. 2007		2007 vs. 2006	
(dollars in thousands)		% of revenue		% of revenue		% of revenue				
General and administrative	$ 78,789	8.1%	$63,251	6.2 %	$52,358	6.3%	$ 15,538	24.6%	$10,893	20.8%

Fiscal 2008 Compared to Fiscal 2007

The increase in general and administrative expenses during fiscal 2008 compared to fiscal 2007 was primarily due to increased infrastructure costs, including data and telecommunications costs and facility maintenance expenses to support the larger combined company. We also incurred higher legal expenses in the second half of fiscal 2008 related to our activities to enforce our intellectual property. Partially offsetting these increases were decreased salaries and benefits due to completion of integration and business streamlining initiatives that reduced general and administrative headcount.

Fiscal 2007 Compared to Fiscal 2006

The increase in general and administrative expenses during fiscal 2007 compared to fiscal 2006 was primarily due to our acquisition of ADIC. Increases were largely due to additional facilities acquired with ADIC as well as share-based compensation. These increases were partially offset by decreased spending on outside services.

Restructuring Charges

	For the year ended March 31,						Change			
	2008		2007		2006		2008 vs. 2007		2007 vs. 2006	
(dollars in thousands)		% of revenue		% of revenue		% of revenue				
Restructuring charges related to cost of revenue	$ 237	—	$ 900	0.1%	$ 512	—	$ (663)	(73.7)%	$ 388	75.8 %
Restructuring charges in operating expenses	9,482	1.0%	11,908	1.2%	18,118	2.2 %	(2,426)	(20.4)%	(6,210)	(34.3)%
Total restructuring charges	$ 9,719	1.0%	$ 12,808	1.3%	$ 18,630	2.2 %	$(3,089)	(24.1)%	$(5,822)	(31.3)%

In fiscal 2008, 2007 and 2006, we took steps to reduce costs in an effort to return to profitability and rationalize our operations following acquisitions. During fiscal 2007, management approved and began executing plans to restructure certain operations of Quantum and pre-merger ADIC to eliminate redundant costs resulting from our acquisition of ADIC, implement strategic roadmap decisions and improve efficiencies in operations. The restructuring charges that resulted from these cost reduction efforts in fiscal 2008 relate to partnering with a third party on certain research and development efforts and consolidating operations supporting our business. Substantially all of our restructuring efforts related to the ADIC and Certance Holdings ("Certance") acquisitions have been completed as of March 31, 2008. For additional information and disclosure of restructuring charges refer to Note 13 "Restructuring Charges" and for additional information regarding the ADIC and Certance acquisitions refer to Note 5 "Acquisitions" to the Consolidated Financial Statements of this Annual Report on Form 10-K.

Fiscal 2008 Compared to Fiscal 2007

The decrease in restructuring charges in fiscal 2008 compared to fiscal 2007 was primarily due to incurring a larger portion of our restructuring charges related to the integration of ADIC in fiscal 2007, including implementation of strategic roadmap decisions and operational efficiencies. Restructuring expenses related to severance and benefits in fiscal 2008 decreased $5.4 million as the majority of these plans were executed in fiscal 2007. Partially offsetting the decreased severance and benefits restructuring expenses were $4.7 million in increased facility restructuring expenses in fiscal 2008. Fiscal 2008 facility restructuring expense of $3.0 million was primarily due to vacating facilities in Europe. Fiscal 2007 had a $1.7 million net reversal of facility restructuring charges because we decided to use a previously vacated Colorado facility to consolidate U.S. manufacturing, repair and service operations.

Fiscal 2007 Compared to Fiscal 2006

The decrease in restructuring charges in fiscal 2007 compared to fiscal 2006 was primarily due to lower facilities and severance and benefits restructuring charges in fiscal 2007 as compared to fiscal 2006 related to outsourcing certain manufacturing, repair and service operations and the continued effort to streamline our operations including information technology, product development and marketing processes following our acquisition of Certance in the fourth quarter of fiscal 2005.

In-Process Research and Development

We had no in-process research & development ("IPR&D") expenses in fiscal 2008 or fiscal 2006. During fiscal 2007, we expensed $14.7 million of IPR&D as a result of our acquisition of ADIC in August 2006.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No.142"), all identifiable assets acquired were analyzed to determine their fair value. The value assigned to IPR&D of $14.7 million was determined by considering the importance of each project to our overall development plan, estimating costs to develop the purchased IPR&D into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows using a discount rate of 18% to their present value based on the percentage of completion of the IPR&D projects.

Loss on Litigation Settlement

We had no loss on litigation settlement expenses in fiscal 2008 or fiscal 2007. During fiscal 2006, we entered into a legal settlement and patent cross license agreement with Storage Technology Corporation resulting in a charge of $18.6 million. We also entered into another legal settlement for $1.9 million during fiscal 2006.

Interest Income and Other, Net

(dollars in thousands)	For the year ended March 31, 2008	% of revenue	2007	% of revenue	2006	% of revenue	Change 2008 vs. 2007		2007 vs. 2006	
Interest income and other, net	$ 6,008	0.6%	$8,746	0.9%	$11,376	1.4 %	$(2,738)	(31.3)%	$(2,630)	(23.1)%

Fiscal 2008 Compared to Fiscal 2007

The decrease in interest income and other, net in fiscal 2008 compared to fiscal 2007 was primarily due to lower interest income as a result of a reduced level of interest-earning investments during the current year than in the prior year. Our financing strategy has been to prioritize the use of cash to reduce our long-term debt over investing those funds in interest-earning investments. We recorded expense related to market value decreases of two interest rate collars in fiscal 2008 which was largely offset by gains from the sale of shares received in the fourth quarter of fiscal 2007 as consideration for a license fee relating to a patent cross licensing agreement.

Fiscal 2007 Compared to Fiscal 2006

The decrease in interest income and other, net in fiscal 2007 compared to fiscal 2006 was mainly due to a $1.3 million payment received from a funded benefit trust and a $0.7 million refund received from the IRS for FICA withholding during fiscal 2006. Fiscal 2007 had lower interest income due to lower interest-earning investments during the year than the prior year.

Interest Expense

(dollars in thousands)	For the year ended March 31, 2008	% of revenue	2007	% of revenue	2006	% of revenue	Change 2008 vs. 2007		2007 vs. 2006	
Interest expense	$ 58,627	6.0%	$ 40,748	4.0 %	$ 9,976	1.2%	$ 17,879	43.9%	$ 30,772	308.5%

Fiscal 2008 Compared to Fiscal 2007

Interest expense increased in fiscal 2008 primarily due to costs related to retiring our prior debt facility, including recognizing the remaining $8.1 million outstanding balance of capitalized debt costs and $4.5 million in prepayment fees. Also contributing to the increased interest expense was a higher average balance of long-term debt during fiscal 2008. Our average debt balance was lower for fiscal 2007 compared to fiscal 2008 because we did not draw upon our debt facilities until August 2006 to fund our acquisition of ADIC. For additional information related to our long-term debt, refer to Note 11, "Convertible Subordinated Debt and Long-Term Debt" in this Annual Report on Form 10-K.

Fiscal 2007 Compared to Fiscal 2006

The increase in interest expense in fiscal 2007 compared to fiscal 2006 was primarily due to interest incurred on the August 2006 debt facilities entered into in connection with the ADIC acquisition. We initially borrowed $496.5 million under these facilities in the second quarter of fiscal 2007, increasing our outstanding debt balance and associated interest expense from the prior year. Interest expense in fiscal 2007 also included the amortization of debt issuance costs for the August 2006 debt facilities as well as the write off of $8.1 million in unamortized debt issuance costs related to a prior credit facility that was terminated during the second quarter of fiscal 2007.

Looking Forward

In fiscal 2009, we anticipate our quarterly interest expense will continue to decrease as we continue to pay down our debt balance. We also expect lower interest expense in the first quarter of fiscal 2009 due to lower interest rates; however, we cannot predict interest rates on our term debt for the remainder of fiscal 2009. As of March 31, 2008 the interest rate on our term debt was 6.2%, which is lower than interest rates were on our term and revolving debt during fiscal 2008.

Income Taxes

	For the year ended March 31,						Change			
	2008		2007		2006		2008 vs. 2007		2007 vs. 2006	
(dollars in thousands)		% of pre-tax loss		% of pre-tax loss		% of pre-tax loss				
Income tax provision (benefit)	$(482)	0.8 %	$4,938	8.3%	$1,398	3.5%	$(5,420)	(109.8)%	$3,540	253.2%

Fiscal 2008 Compared to Fiscal 2007

In fiscal 2008, we recorded an income tax benefit of $0.5 million compared to tax expense of $4.9 million for fiscal 2007. The decrease in tax expense in fiscal 2008 was primarily due to closure of the examination of certain foreign subsidiaries that resulted in favorable settlement of tax positions.

In connection with the disposition of our hard-disk drive business, HDD, to Maxtor, we entered into a Tax Sharing and Indemnity Agreement with Maxtor, dated as of April 2, 2001 (the "Tax Sharing Agreement") that, among other things, defined each company's responsibility for taxes attributable to periods prior to April 2, 2001. Pursuant to a settlement agreement entered into between the companies dated as of December 23, 2004, Maxtor's remaining tax indemnity liability under section 3(a) of the Tax Sharing Agreement was limited to $8.8 million. As of March 31, 2008, $6.0 million remains as the indemnity liability. We believe that this amount is sufficient to cover the remaining potential tax liabilities under this section of the Tax Sharing Agreement.

Fiscal 2007 Compared to Fiscal 2006

The tax expense recorded for the fiscal year ended March 31, 2007 was $4.9 million compared to tax expense of $1.4 million for the fiscal year ended March 31, 2006. Foreign taxes were higher in fiscal 2007 due to increased foreign profits and withholding tax on dividend distributions.

Amortization of Intangible Assets

The following table details intangible asset amortization expense by classification within our Consolidated Statements of Operations (in thousands):

	For the year ended March 31,			Change	
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Cost of revenue	$30,825	$26,567	$16,222	$ 4,258	$ 10,345
Research and development	1,032	999	581	33	418
Sales and marketing	16,754	14,217	4,290	2,537	9,927
General and administrative	100	209	585	(109)	(376)
	$48,711	$41,992	$21,678	$ 6,719	$ 20,314

Purchased technology intangible assets and other intangible assets, such as customer lists and trademarks, increased in fiscal 2007 from our acquisition of ADIC in August 2006. The increase in fiscal 2008 amortization compared to fiscal 2007 is mainly due to recording amortization expense for approximately seven and a half months in fiscal 2007 compared to twelve months of expense in fiscal 2008. The increase in fiscal 2007 compared to fiscal 2006 is primarily due to the amortization of ADIC related intangible assets.

Intangible assets are amortized over their estimated useful lives, which range from one to seven years. Intangible assets are reviewed for impairment whenever events or circumstances indicate impairment might exist in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets*. Projected undiscounted net cash flows expected to be derived from the use of those assets are compared to the respective net carrying amounts to determine whether any impairment exists. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. We had no intangible asset impairments in fiscal 2008, 2007 or 2006. Refer to Note 9 "Goodwill and Intangible Assets" to the Consolidated Financial Statements for further information.

Share-Based Compensation

We adopted SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123R") in the first quarter of fiscal 2007 which requires us to expense share-based compensation. Prior to the adoption of SFAS No. 123R, we accounted for our equity incentive plans under the intrinsic value recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. Accordingly, share-based compensation for fiscal 2006 related only to the issuance of restricted stock awards since they were issued at a discount. Share-based compensation recorded for fiscal 2008, 2007 and 2006 was $14.0 million, $9.0 million and $0.9 million, respectively.

The following table summarizes the share-based compensation from the application of SFAS No. 123R to options and restricted stock awards and units granted under our stock incentive plans and rights to acquire stock under the our employee stock purchase plan (in thousands):

	For the year ended March 31,		
	2008	2007	Change 2008 to 2007
Share-based compensation expense included in operations:			
Cost of revenue	$ 1,929	$1,191	$ 738
Research and development	3,778	2,544	1,234
Sales and marketing	3,269	1,965	1,304
General and administrative	5,022	3,272	1,750
	$13,998	$8,972	$ 5,026

The increase in share-based compensation expense in fiscal 2008 compared to fiscal 2007 is primarily due to increased grants of restricted stock units. Commencing in fiscal 2007, we began granting restricted stock units as our primary method of equity compensation rather than granting stock options to our existing employees. The increase in restricted stock outstanding, which is expensed over the requisite service period to receive the restricted shares, is the primary reason share-based compensation expense increased in cost of revenue as well as operating expenses. General and administrative share-based compensation also increased in fiscal 2008 due to the modification of the vesting and exercise periods of stock awards held by certain employees. For more information regarding share-based compensation, refer to Note 4 "Stock Incentive Plans and Share-Based Compensation" to the Consolidated Financial Statements in this Annual Report on Form 10-K.

Recent Accounting Pronouncements

See Recent Accounting Pronouncements in Note 3 "Summary of Significant Accounting Policies" to the Consolidated Financial Statements in this Annual Report on Form 10-K for a full description of recent accounting pronouncements including the respective expected dates of adoption and effects on results of operations and financial condition.

LIQUIDITY AND CAPITAL RESOURCES

	As of or for the year ended March 31,		
(In thousands, except DSO and Inventory turns)	2008	2007	2006
Cash and cash equivalents	$ 93,643	$ 59,926	$ 122,690
Marketable securities	—	35,000	99,975
Total cash, cash equivalents and marketable securities	$ 93,643	$ 94,926	$ 222,665
Days sales outstanding (DSO)	62.5	58.7	53.2
Inventory turns	7.9	7.6	7.7
Net cash provided by operating activities	$ 25,741	$ 63,762	$ 2,811
Net cash provided by (used in) investing activities	$ 21,507	$ (489,504)	$ (115,038)
Net cash provided by (used in) financing activities	$ (13,531)	$ 362,978	$ 9,781

Fiscal 2008

The difference between reported net loss and cash provided by operating activities was primarily due to non-cash items such as amortization, depreciation, and share-based compensation related to stock incentive plans. The cash used to fund operations during the period was primarily due to an increase in accounts receivable and service parts for maintenance and a decrease in accrued warranty. This was partially offset by increases in deferred revenue and accounts payable, net of the sale of subsidiary. Accounts receivable increased primarily due to slower collections in fiscal 2008 after particularly strong collections during the fourth quarter of fiscal 2007. Service parts for maintenance increased in order to support our growing installed base. Accrued warranty decreased primarily due to decreases in our installed base of products under warranty in addition to improved quality and lower failure rates on certain products. Increases in deferred revenue are primarily related to increased sales of service contracts. Accounts payable increased primarily due to the timing of payments to our vendors.

Cash provided by investing activities during fiscal 2008 reflects proceeds from the sale of marketable securities and investments of $105.4 million offset in part by $65.0 million in purchases of marketable securities. In addition, we purchased $21.1 million of property and equipment during fiscal 2008 primarily comprised of hardware and software related to our computer system conversions to bring us onto a single platform for our enterprise resource planning system and engineering test equipment for our DXi-Series products. We received $2.2 million in net proceeds from the sale of a Malaysia subsidiary in the second quarter of fiscal 2008.

Cash used in financing activities during fiscal 2008 was primarily related to repayment of our August 2006 credit facility in addition to principal payments on both the August 2006 credit facility and our current credit agreement. The repayment of the August 2006 credit facility was largely offset by borrowings on our current credit agreement net of loan fees. Additionally, we received $17.0 million in net proceeds from the issuance of common stock related to employee stock incentive and stock purchase plans.

Fiscal 2007

The difference between reported net loss and cash provided by operating activities was primarily due to non-cash items such as depreciation and amortization, in-process research and development and share-based compensation related to stock incentive plans. The cash used to fund operations during the period was primarily due to an increase in service parts for maintenance and payments on accrued restructuring. This was more than offset by a decrease in accounts receivable and inventories. Service parts for maintenance increased in order to support our growing installed base and meet the Restriction of Hazardous Substances ("RoHS") compliance requirements in Europe. The cash outflow related to accrued restructuring was primarily due to severance payments made during the year related to restructuring obligations from our acquisition of ADIC. Accounts receivable decreased primarily due to strong collections in fiscal 2007. Inventories decreased as a result of ongoing inventory reduction efforts and reduced inventory levels of certain end of life products. These decreased inventory levels also decreased accounts payable.

Cash used in investing activities during the year ended March 31, 2007 reflects $545.4 million of cash paid, net of cash acquired, for our acquisition of ADIC. Proceeds from the sale of marketable securities of $781.8 million were largely offset by purchases of marketable securities of $714.8 million. Additionally, we purchased $17.2 million of property and equipment and received $6.0 million in proceeds from the sale of our Ireland facility.

Cash provided by financing activities during the year ended March 31, 2007 was primarily related to borrowings of $496.5 million on our August 2006 facility, less loan fees of $9.8 million. Additionally, we received $10.3 million in net proceeds from the issuance of common stock. These cash proceeds were partially offset by debt repayments of $134.0 million.

Fiscal 2006

Cash provided by operating activities reflected changes in working capital that provided more cash than was used by the loss from operations, adjusted for non-cash items such as depreciation and amortization, deferred income taxes and compensation related to stock incentive plans. The cash that was provided by working capital during the year ended March 31, 2006 was primarily due to a decrease in accounts receivable primarily due to lower revenues in the fourth quarter of fiscal 2006 and improved DSOs, a decrease in other assets and liabilities primarily due to receipt of various tax refunds, and an increase in accrued restructuring charges. These changes were partially offset by other working capital usages primarily due to a decrease in accounts payable and a decrease in warranty reserves due to a lower installed base and improved product quality. The cash that was used by the loss from operations, adjusted for non-cash items, included $20 million used to pay for the StorageTek legal settlement and cross license.

Cash used in investing activities during the year ended March 31, 2006 was primarily due to net purchases of marketable securities, purchases of property and equipment and approximately $20.0 million in payments made in relation to the Certance acquisition.

Cash provided by financing activities during the year ended March 31, 2006 related to net proceeds from the exercise of employee stock options and activity related to the employee stock purchase plan, partially offset by payments of short-term debt.

Acquisition

On August 22, 2006, pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated May 2, 2006, we completed our acquisition of ADIC. Pursuant to the Merger Agreement, each outstanding share of ADIC common stock was converted into the right to receive, at the election of the stockholder, either (a) $12.25 in cash or (b) a number of shares of Quantum common stock equal to the number of ADIC shares of common stock multiplied by 3.461. Substantially all stockholders elected to receive cash, and in fiscal 2007 we paid $545.4 million in cash, net of cash acquired. We also issued 1.9 million shares of Quantum common stock to those electing shares. The cash portion of the merger consideration was funded in part from borrowings under the loans described in the "Long-Term Debt" section below.

Capital Resources and Financial Condition

We have made progress in reducing operating costs. We will continue to focus on improving our operating performance, including increasing revenue and improving margins in an effort to return to consistent profitability and to generate positive cash flows from operating activities. We believe that our existing cash and capital resources will be sufficient to meet all currently planned expenditures, repayment of debt, and sustain operations for at least the next 12 months. This belief is dependent upon our ability to maintain revenue around current levels, to sustain or improve gross margins, and to control operating expenses in order to provide net income and positive cash flow from operating activities in the future. This belief also assumes we will not be forced to make any additional significant cash payments or otherwise be impacted by restrictions of available cash associated with our existing credit facilities. We expect capital expenditures in fiscal 2009 will be relatively similar to recent fiscal years.

Should any of the above assumptions prove incorrect, either in combination or individually, it would likely have a material negative effect on our cash balances and capital resources. As of March 31, 2008, we had credit available on our credit facility, described further in the "Long-Term Debt" section below.

Generation of positive cash flow from operating activities has historically been an important source of our cash to fund operating needs and, prospectively, will be required for us to fund our business and to meet our current and long-term obligations. We have taken many actions to offset the negative impact of increased competition in the backup, archive and recovery market. We cannot provide assurance that the actions we have taken in the past or any actions we may take in the future will ensure a consistent, sustainable and sufficient level of net income and positive cash flow from operating activities to fund, sustain or grow our businesses. Certain events that are beyond our control, including prevailing economic, competitive and industry conditions, as well as various legal and other disputes, may prevent us from achieving these financial objectives. Any inability to achieve consistent and sustainable net income and cash flow could result in:

(i) Restrictions on our ability to manage or fund our existing operations, which could result in a material and adverse effect on our future results of operations and financial condition.

(ii) Unwillingness on the part of the group lenders who provide our credit facility to do any of the following:

- Provide a waiver or amendment for any covenant violations we may experience in future periods, thereby triggering a default under or termination of the revolving credit line and term loans, or
- Approve any other amendments of our credit facility we might seek to obtain in order to improve our business.

Any lack of renewal, waiver, or amendment, if needed, could result in the revolving credit line and term loan becoming unavailable to us and any amounts outstanding becoming immediately due and payable. In the case of our borrowings at March 31, 2008, this would mean $340 million would be immediately payable.

(iii) Further impairment of our financial flexibility, which could require us to raise additional funding in the capital markets sooner than we otherwise would, and on terms less favorable to us, if available at all.

Any of the above mentioned items, individually or in combination, would have a material and adverse effect on our results of operations, available cash and cash flows, financial condition, access to capital and liquidity.

Convertible Subordinated Debt

On July 30, 2003, we issued 4.375% convertible subordinated notes in the aggregate principal amount of $160 million in a private placement transaction. The notes are unsecured obligations subordinated in right of payment to all of our existing and future senior indebtedness. The notes mature on August 1, 2010 and are convertible at the option of the holders at any time prior to maturity into an aggregate of 36.8 million shares of Quantum common stock at a conversion price of $4.35 per share. We cannot redeem the notes prior to August 5, 2008.

Long-Term Debt

To fund the acquisition of ADIC in August 2006, we entered into a secured senior credit facility ("August 2006 credit facility") with a group of lenders that provided a $150 million revolving credit line, a $225 million term loan and a $125 million second lien term loan with maturity dates of August 22, 2009, August 22, 2012 and August 22, 2013, respectively.

On July 12, 2007, we refinanced our August 2006 credit facility by entering into another senior secured credit agreement ("current credit agreement") with a different group of lenders, providing a $50 million revolving credit facility and a $400 million term loan. We borrowed $400 million on the term loan to repay all borrowings under our August 2006 credit facility. We incurred and capitalized $8.1 million of loan fees related to this current credit agreement which are included in other long-term assets in our Consolidated Balance Sheet. These fees are being amortized to interest expense over the respective loan terms. In conjunction with the repayment of our August 2006 credit facility, the unamortized debt costs of $8.1 million related to that borrowing were written off to interest expense in the second quarter of fiscal 2008 and are included as a component of amortization in the Consolidated Statement of Cash Flows. Additionally, we incurred $4.5 million in prepayment fees when we repaid our August 2006 credit facility.

Under the current credit agreement, the $400 million term loan matures on July 12, 2014, but is subject to accelerated maturity on February 1, 2010 if we do not repay, refinance to extend the maturity date or convert into equity the existing $160 million convertible subordinated debt prior to February 1, 2010. Interest accrues on the term loan at our option based on either, a prime rate plus a margin of 2.5%, or a three month London Interbank Offered Rate ("LIBOR") rate plus a margin of 3.5%. The interest rate on the term loan was 6.2% at March 31, 2008. Commencing September 30, 2007, we began to make required quarterly principal payments of $1.0 million on the term loan and we will make a final payment of all outstanding principal and interest at maturity. The term loan may be prepaid at any time, subject to an additional payment of 1.0% of the principal amount being prepaid for any prepayment made before July 12, 2008. In addition, on an annual basis commencing with our fiscal year ended March 31, 2008, we are required to perform a calculation of excess cash flow which may require an additional payment of the principal amount. The fiscal 2008 calculation of excess cash flow did not require additional principal payments. During fiscal 2008, we made principal payments of $60 million on the term loan and incurred $0.6 million in prepayment fees.

Under the current credit agreement we have the ability to borrow up to $50 million under a senior secured revolving credit facility which expires July 12, 2012. We currently have letters of credit totaling $2.3 million, reducing the available borrowings on the revolver to $47.7 million. Interest accrues on the revolving credit facility at our option based on either, a prime rate plus a margin of 2.5%, or a three month LIBOR rate plus a margin of 3.5%. Annually, we are required to pay a 0.5% commitment fee on undrawn amounts under the revolving credit facility.

The revolving credit facility and term loan are secured by a blanket lien on all of our assets and contain certain financial and reporting covenants which we are required to satisfy as a condition of the credit line and term loans including a limitation on issuing dividends. As of March 31, 2008, we were in compliance with the debt covenants. We did not borrow on the revolving credit facility in fiscal 2008. Our outstanding term debt was $340 million at March 31, 2008.

Derivatives

Since the third quarter of fiscal 2007, we have had an interest rate collar instrument with a financial institution that fixes the interest rate on $87.5 million of our variable rate term loan between a three month LIBOR rate floor of 4.64% and a cap of 5.49% through December 2008. Whenever the three month LIBOR rate is greater than the cap, we receive from the financial institution the difference between 5.49% and the current three month LIBOR rate on the notional amount. Conversely, whenever the three month LIBOR rate is lower than the floor, we remit to the financial institution the difference between 4.64% and the current three month LIBOR rate on the notional amount. During the fiscal 2008, the three month LIBOR rate was within the floor and cap.

Under the terms of the current credit agreement, we are required to hedge floating interest rate exposure on 50% of our funded debt balance beginning December 31, 2007 through December 31, 2009. During the third quarter of fiscal 2008, we entered into a separate interest rate collar instrument effective as of December 31, 2007 with another financial institution that fixes the interest rate on an additional $12.5 million of our variable rate term loan between a three month LIBOR rate floor of 2.68% and a cap of 5.25% through December 2008 and fixes the interest rate on $100 million of our variable rate term loan between the same floor and cap from December 31, 2008 through December 2009. Whenever the three month LIBOR rate is greater than the cap, we receive from the financial institution the difference between 5.25% and the current three month LIBOR rate on the notional amount. Conversely, whenever the three month LIBOR rate is lower than the floor, we remit to the financial institution the difference between 2.68% and the current three month LIBOR rate on the notional amount. The three month LIBOR was within the floor and cap from inception through March 31, 2008.

Our interest rate collars did not meet all of the criteria necessary for hedge accounting prescribed by SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. We record the change in fair market value in other accrued liabilities and other long-term liabilities in the Consolidated Balance Sheets and in interest income and other, net in the Consolidated Statements of Operations. As of March 31, 2008 and 2007, the cumulative loss on the interest rate collars was $2.2 million and $0.1 million, respectively.

We do not engage in hedging activity for speculative or trading purposes. We did not utilize foreign currency forward exchange contracts in fiscal 2008, 2007 or 2006 and there were no foreign currency forward contracts outstanding as of March 31, 2008, 2007 or 2006.

Off Balance Sheet Arrangements

Lease Commitments

We lease certain facilities under non-cancelable lease agreements. Some of the leases have renewal options ranging from one to ten years and others contain escalation clauses and provisions for maintenance, taxes or insurance. We also have equipment leases for various office equipment. Future minimum lease payments under these operating leases are shown below in the "Contractual Obligations" section.

Commitments for Additional Investments

As of March 31, 2008, we had commitments to provide an additional $1.3 million in capital funding towards investments we currently hold in two limited partnership venture capital funds. We will invest funds as required until our remaining commitments are satisfied.

Commitments to Purchase Inventory

We use contract manufacturers for certain manufacturing functions. Under these arrangements, the contract manufacturer procures inventory to manufacture products based upon our forecast of customer demand. We are responsible for the financial impact on the contract manufacturer of any reduction or product mix shift in the forecast relative to materials that the contract manufacturer had already purchased under a prior forecast. Such a variance in forecasted demand could require a cash payment for finished goods in excess of current customer demand or for costs of excess or obsolete inventory. As of March 31, 2008, we had issued non-cancelable purchase commitments for $53.9 million to purchase finished goods from our contract manufacturers.

Stock Repurchases

As of March 31, 2008, there was approximately $87.9 million remaining on our authorization to repurchase Quantum common stock. No stock repurchases were made during the fiscal year ended March 31, 2008. Our ability to repurchase common stock is restricted under the terms of our credit facilities.

Contractual Obligations

The table below summarizes our contractual obligations as of March 31, 2008 (in thousands):

	Payments Due by Period				
	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Convertible subordinated debt	$ 7,000	$170,500	$ —	$ —	$177,500
Long-term debt, including current portion	26,356	49,389	48,398	345,538	469,681
Purchase obligations	53,916	—	—	—	53,916
Operating leases	16,038	26,022	16,250	28,910	87,220
Total contractual cash obligations	$103,310	$245,911	$64,648	$374,448	$788,317

The contractual commitments shown above include $147.2 million in interest payments on our various debt obligations based on current interest rates as of March 31, 2008. Included in the interest payments amount is $1.3 million related to our $87.5 million notional interest rate collar due to the LIBOR interest rates resetting below the floor for this interest rate collar effective the first quarter of fiscal 2009. Due to the nature of our agreements, the interest rate can vary over the terms of the loans.

As of March 31, 2008, we have $12.3 million of long-term deferred tax liabilities for uncertain tax positions under FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of SFAS No. 109, *Accounting for Income Taxes* ("FIN No. 48"), for which we cannot make a reasonably reliable estimate of the amount and period of payment.

Fair Value

Certain of our assets and liabilities are recorded at fair value. Generally, fair value is determined from market pricing. For other items, such as values of assets and liabilities acquired in business combinations or fair value of options or awards granted, we have disclosed how fair value is determined for those items. For further information regarding fair value see Note 3 "Summary of Significant Accounting Policies, Fair Value of Financial Instruments", Note 4 "Stock Incentive Plans and Share-Based Compensation" and Note 5 "Acquisitions," in Notes to Consolidated Financial Statements in this Annual Report on Form 10-K.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

Our discussion and analysis of the financial condition and results of operations is based on the accompanying Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these statements requires us to make significant estimates and judgments about future uncertainties that affect reported assets, liabilities, revenues and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. In the event that estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. We believe that the following accounting policies require our most difficult, subjective or complex judgments because of the need to make estimates about the effect of matters that are inherently uncertain. The judgments and uncertainties that affect the application of those policies in particular could result in materially different amounts being reported under different conditions or using different assumptions.

Revenue Recognition

Revenue from sales of hardware products to distributors, VARs, OEMs and end-users is recognized when the criteria of Staff Accounting Bulletin No. 104, *Revenue Recognition*, have been met: when passage of title and risk of ownership are transferred to customers; when persuasive evidence of an arrangement exists; when the price to the buyer is fixed or determinable; and when collection is reasonably assured. When significant post-delivery obligations exist, the related revenue is deferred until such obligations are fulfilled. If there are customer acceptance criteria in the contract, we recognize revenue upon end-user acceptance, which typically occurs after delivery and installation are completed.

In the period when the revenue is recognized, allowances are provided for estimated future price adjustments, such as volume rebates, price protection, and future product returns. These allowances are based on the customers' master agreements, programs in existence at the time the revenue is recognized, historical information, contractual limits and plans regarding price adjustments and product returns. Since we have historically been able to reliably estimate the amount of allowances required for future price adjustments and product returns, we recognize revenue, net of projected allowances, upon shipment to our customers. If we were unable to reliably estimate the amount of future price adjustments and product returns in any specific reporting period, then we would be required to defer recognition of the revenue until the right to future price adjustments and product returns lapsed and we were no longer under any obligation to reduce the price or accept the return of the product.

We license certain intellectual property to third party manufacturers under arrangements that are represented by master contracts, allowing these third party manufacturers to manufacture and sell certain of our products. As consideration for licensing the intellectual property, the licensees pay us a per-unit royalty for sales of their products that incorporate the licensed technology. On a periodic basis, the licensees provide us with unit reports that include the quantity of units sold to end-users subject to royalties. We recognize revenue based on the unit reports, which are provided to us in a timely fashion. The unit report substantiates that the delivery has occurred. Royalty revenue is measured by multiplying the units sold as reflected in the unit reports by the royalty per unit in accordance with the royalty agreements. Royalty payments are made to us on a per unit basis at a stipulated per unit amount.

Revenue equal to the separately stated price of extended warranty and product service contracts for our hardware products is initially deferred and recognized as revenue ratably over the contract period in accordance with FASB Technical Bulletin 90-1, *Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts*. For other arrangements, when elements such as hardware and services are contained in a single arrangement, or in related arrangements with the same customer, we allocate revenue to the separate elements based on relative fair value, provided we have fair value for all elements of the arrangement. If in an arrangement we have fair value for undelivered elements but not the delivered element, we defer the fair value of the undelivered elements and the residual revenue is allocated to the delivered elements. Undelivered elements typically include installation and services. If fair value does not exist for undelivered elements, then revenue for the entire arrangement is deferred until all elements have been delivered.

Revenue from software sales is recognized when the criteria of Statement of Position No. 97-2, *Software Revenue Recognition* ("SOP 97-2"), have been met. These criteria are: when passage of title and risk of ownership are transferred to customers; when persuasive evidence of an arrangement exists; when the price to the buyer is fixed or determinable; when collection is reasonably assured; and when vendor-specific objective evidence of fair value for undelivered elements exist. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately or, if an element is not sold separately, on the price established by authorized management, if it is probable that the price, once established, will not change before market introduction. We recognize revenue from software sales upon delivery provided that there is no customer acceptance clause in the purchase order or contract, there are no significant post-delivery obligations remaining, the price is fixed and collection of the resulting receivable is reasonably assured. When significant post-delivery obligations exist, the related revenue is deferred until such obligations are fulfilled. If there are customer acceptance criteria in the contract, we recognize revenue upon end-user acceptance, which typically occurs after delivery and installation are completed. Revenue from postcontract customer support agreements, which entitle customers to both support and upgrades during the term of the agreement, when-and-if available, is recognized ratably over the life of the agreement. EITF Issue No. 03-5, *Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software* ("EITF 03-5"), affirms that the revenue recognition guidance in SOP 97-2 also applies to non-software deliverables, such as computer hardware, in an arrangement if the software is essential to the functionality of the non-software deliverables. We do not currently have any non-software deliverables for which software is essential to the functionality.

Service Revenue and Service Cost of Revenue

Service revenue is derived from contracts for field support provided to our branded customers, in addition to installation and integration services and repair services that are not otherwise included in the base price of the product. Service cost of revenue excludes costs associated with basic warranty support on new branded and OEM products.

We classify expenses as service cost of revenue by estimating the portion of our total cost of revenue that relates to providing field support to our customers under contract, installation, integration and repair services. These estimates are based upon a variety of factors, including the nature of the support activity and the level of infrastructure required to support the activities from which we earn service revenue. In the event our service business changes, our estimates of cost of service revenue may be impacted.

Share-Based Compensation

Effective April 1, 2006, we adopted the provisions of SFAS No. 123R. SFAS No. 123R requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method and requires the use of an option pricing model for estimating fair value. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award. The exercise price of options is equal to the market price of our common stock on the date of grant. In prior fiscal years, we accounted for awards granted under our equity incentive plans under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"), and related interpretations, and provided the required pro forma disclosures prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"), as amended. Prior to the adoption of SFAS No. 123R, only share-based compensation related to the issuance of restricted stock awards was recognized in the Consolidated Statements of Operations, since the restricted stock awards were issued at a discount.

In the first quarter of fiscal 2007, we adopted SFAS No. 123R using the modified prospective method, and therefore were not required to restate prior periods' results. Under this method, for all awards subject to service vesting conditions that are expected to vest, we recognize compensation expense (a) for all equity incentive awards granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and (b) for all equity incentive awards granted, modified or settled subsequent to April 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. We recognize the fair value of stock options on a ratable basis over the requisite service periods, which are generally the vesting periods.

Determining the appropriate fair-value model and calculating the fair value of share-based awards at the date of grant requires judgment. We use the Black-Scholes-Merton option pricing model to estimate the fair value of employee stock options and rights to purchase shares under stock participation plans, consistent with the provisions of SFAS No. 123R. The Black-Scholes-Merton model requires the use of input assumptions, including expected life, expected volatility, expected dividend rate and expected risk-free rate of return. We estimate expected life of the award based on historical experience with similar awards, giving consideration to the contractual terms, vesting schedules and pre-vesting and post-vesting forfeitures. We estimate the volatility of our common stock based on the historical volatility over the most recent period corresponding with the estimated expected life of the award. Higher volatility and expected lives result in a proportional increase to share-based compensation determined at the date of grant. The expected dividend rate and expected risk-free rate of return are not as significant to the calculation of fair value. Although the fair value of our share-based awards is determined in accordance with SFAS No. 123R, the Black-Scholes-Merton option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results.

Under the provisions of SFAS 123R, the fair value of share-based grants with a market vesting condition must be modeled and valued with a path-dependent valuation technique. We valued certain restricted stock with both market and service vesting conditions that was granted in fiscal 2007 utilizing a Monte Carlo simulation model, and the stock price was simulated using Geometric Brownian Motion, a widely accepted model of stock price behavior used in option pricing models. The primary assumptions used in the valuation models to value our restricted stock with market and service vesting conditions included the time frame of the simulation, the volatility rate, the risk-free interest rate and dividend yield. The time frame assumption is based on the grant specifications. We estimated the volatility of our common stock based on the historical volatility over the most recent period corresponding with the time frame assumption. We estimated the risk-free interest rate based on the zero coupon treasury constant maturity rate corresponding with the time frame assumption. Dividend rates were based on our historical experience. The fair value of this restricted stock with market and service vesting conditions is recognized ratably over the three and four years corresponding with the derived requisite service periods for these restricted shares.

In addition, SFAS No. 123R requires us to develop a forfeiture rate which is an estimate of the number of share-based awards that will be forfeited prior to vesting. Quarterly changes in the estimated forfeiture rate are recognized in the period the forfeiture estimate is changed. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts are recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards and historical experience. Actual results, and future changes in estimates, may differ substantially from our current estimates.

Warranty Expense and Liability

We generally warrant our hardware and software products against defects for periods ranging from three to 36 months from the date of sale and provide warranty service on tape drives on a return-to-factory basis. Our tape automation systems and disk systems may carry service agreements available to customers to extend or upgrade the warranty service. We perform hardware systems warranty and service from our facility in Colorado Springs, Colorado. Jabil Global Service provides screen and repair services in Reynosa, Mexico and in Szombathely, Hungary for our products. Benchmark Electronics, Inc. ("BEI") also provides repair and warranty service for our products in Penang, Malaysia, Angleton, Texas and Huntsville, Alabama. In addition, we utilize various other third party service providers throughout the world to perform repair and warranty services for us.

We estimate future failure rates based upon historical product failure trends as well as anticipated future failure rates if believed to be significantly different from historical trends. Similarly, we estimate future costs of repair based upon historical trends and anticipated future costs if they are expected to significantly differ. We use a model and exercise considerable judgment in determining the underlying estimates. Our model requires an element of subjectivity for all of our products. For example, historical rates of return are not completely indicative of future return rates and we must therefore exercise judgment with respect to future deviations from our historical return rate. When actual failure rates differ significantly from our estimates, we record the impact of these unforeseen costs or cost reductions in subsequent periods and update our assumptions and forecasting models accordingly. As our newer products mature, we are able to improve our estimates with respect to these products. It is reasonably likely that assumptions will be updated for failure rates and, therefore, warranty expense liability estimate could change in the future.

We are in the process of consolidating and outsourcing manufacturing repair sites, which affect the future costs of repair. Our expected costs associated with this outsourcing initiative consist of outsourcing product repairs to third parties, with whom we negotiate on-going outsourcing arrangements, as well as transition costs from in-house repair to outsourcing. If the actual costs were to differ significantly from our estimates, we would record the impact of these unforeseen costs or cost reductions in subsequent periods.

Inventory Valuation

Our inventory is stated at the lower of cost or market, with cost computed on a first-in, first-out basis ("FIFO"). Adjustments to reduce the cost of inventory to its net realizable value, if required, are made for estimated excess, obsolete or impaired balances. Factors influencing these adjustments include decline in demand, rapid technological changes, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. Revisions to these adjustments would be required if these factors differ from our estimates.

Service Parts for Maintenance

We value our service parts for maintenance at amortized cost less adjustments for excess or obsolete parts, if any. We carry service parts because we generally provide product warranty for 3 to 36 months and earn revenue by providing enhanced warranty and repair service outside this warranty period. Service parts consist of both component parts, which are primarily used to repair defective units, and finished units, which are provided for customer use permanently or on a temporary basis while the defective unit is being repaired. Cost includes direct material, direct labor, overhead and other direct costs. Estimates of excess and obsolete parts involve significant estimates and judgments about the future, including the estimated amount of component parts expected to be consumed in the future warranty and out of warranty service and the estimated number of parts required to meet future customer needs. Amortization of the aggregate service parts is computed on a straight-line basis over the estimated useful life of eight years. Should the technology or our customers' service needs change and cause an increase or decrease in the estimated useful lives of such service parts, an adjustment to expense would be recorded.

Goodwill and Intangible Assets

We have a significant amount of goodwill and intangible assets on our balance sheet related to acquisitions. In applying SFAS No. 142, we review our goodwill annually for impairment in the fourth fiscal quarter, or more frequently when indicators of impairment are present. Intangible assets are carried and reported at acquisition cost, net of accumulated amortization subsequent to acquisition. Intangible assets are amortized over the estimated useful lives, which generally range from one to seven years. Intangible assets are reviewed for impairment whenever events or circumstances indicate impairment might exist in accordance with SFAS No. 144. Projected undiscounted net cash flows expected to be derived from the use of those assets are compared to the respective net carrying amounts to determine whether any impairment exists. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

The determination of the net carrying value of goodwill and intangible assets and the extent to which, if any, there is impairment are dependent on material estimates and judgments on our part, including the useful life over which the intangible assets are to be amortized, and the estimates of the value of future net cash flows, which are based upon further estimates of future revenues, expenses and operating margins.

Restructuring Charges

In recent periods and over the past several years, we have recorded significant restructuring charges related to the realignment and restructuring of our business operations. These charges represent expenses incurred in connection with certain cost reduction programs and acquisition integrations that we have implemented and consist of the cost of involuntary termination benefits, separation benefits, facilities charges, asset write-offs and other costs of exiting activities or geographies.

The charges for severance and exit costs require the use of estimates, primarily related to the number of employees paid severance, the amount of severance and related benefits to be paid; primarily based on years of service or statutory requirements; and the cost of exiting facilities. Facilities exit costs typically require estimates and assumptions related to our ability to secure a sub-tenant, if applicable, and any sublease income to be received in the future.

We account for severance and other postemployment benefits resulting from involuntary terminations in accordance with SFAS No. 112, *Employers' Accounting for Postemployment Benefits,* ("SFAS No. 112") because we maintain a benefit plan with specified termination benefits from which payment amounts are reasonably estimable. Under SFAS No. 112, we record a severance liability at the time management commits to a plan with sufficient detail to reasonably estimate benefits.

We account for facilities and all other restructuring charges not subject to SFAS No. 112 in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS No. 146"). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity's commitment to an exit plan. SFAS No. 146 establishes fair value as the objective for initial measurement of the liability. Any employee benefit arrangements not subject to SFAS No. 112 that require future service beyond a minimum retention period are recognized over the future service period. Restructuring charges we have incurred under SFAS No. 146 in recent years include facilities charges, noncancellable purchase commitments and fixed asset write-offs. Only costs resulting from an exit plan that were not associated with, or that did not benefit, activities that would be continued, were eligible for recognition as liabilities at the commitment date.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109") and FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of SFAS No. 109, *Accounting for Income Taxes* ("FIN No. 48"). SFAS No. 109 requires that deferred tax assets and liabilities be recognized for the effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized.

Following the guidance of FIN No. 48, we recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. The calculation of our tax liabilities requires judgment related to uncertainties in the application of complex tax regulations. As a result of the implementation of FIN No. 48, we recognize liabilities for uncertain tax positions based on the two-step process prescribed in the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision.

FIN No. 48 also addresses when a company should record interest and penalties related to tax positions and how the interest and penalties may be classified within the income statement and presented in the balance sheet. We had historically classified unrecognized tax benefits in current income taxes payable. As a result of adopting FIN No. 48, we reclassified unrecognized tax benefits to other long-term liabilities in the Consolidated Balance Sheets. We recognize interest and penalties related to uncertain tax positions in income tax provision (benefit) in the Consolidated Statements of Operations. To the extent accrued interest and penalties do not become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made.

We have provided a full valuation allowance against our U.S. net deferred tax assets due to our history of net losses, difficulty in predicting future results and our conclusion that we cannot rely on projections of future taxable income to realize the deferred tax assets. In addition, we have provided a full valuation allowance against certain of our international net deferred tax assets. Due to reorganizations in these jurisdictions, it is unclear whether we will be able to realize a benefit from these deferred tax assets.

Significant management judgment is required in determining our deferred tax assets and liabilities and valuation allowances for purposes of assessing our ability to realize any future benefit from our net deferred tax assets. We intend to maintain this valuation allowance until sufficient positive evidence exists to support the reversal of the valuation allowance. Future income tax expense will be reduced to the extent that we have sufficient positive evidence to support a reversal or decrease in this allowance. We also have deferred tax assets and liabilities due to prior business acquisitions with corresponding valuation allowances after assessing our ability to realize any future benefit from these acquired net deferred tax assets. If sufficient positive evidence becomes available to support a reversal or decrease in the allowance related to acquired net deferred tax assets, we will record the change in goodwill in the period such evidence becomes available.

We believe that, based on current applicable tax laws, we have provided adequate amounts and recorded liabilities for probable and estimable tax adjustments that may be proposed by various taxing authorities in the U.S. and foreign jurisdictions. These estimated liabilities are recorded on a quarterly basis and estimates are revised based upon new information that was not available at the time of prior estimates. Our estimates have in the past been subject to change and we expect that some of our estimates will be subject to change in the future. While our estimated liabilities are recorded based upon existing tax laws, events may occur in the future that indicate payments of these amounts will be less than estimated, in which event, reversals of these liabilities would create tax benefits that we would recognize in the periods when we determine that the liabilities have been reduced. Conversely, events may occur in the future that indicate that payments of these amounts will be greater than estimated, in which event we would record tax charges and additional liabilities. For example, we may in the future, decide to negotiate with tax authorities regarding our tax liability in a particular jurisdiction, which could result in a different outcome than our estimated liability. In addition, the regulatory audit statute of limitations for a particular jurisdiction may expire without us becoming subject to an audit by that jurisdiction or an audit may occur but result in a smaller tax liability than we had estimated, and we would no longer be required to incur any or all of the liability for that audit, as the case may be.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to a variety of risks, including changes in interest rates and foreign currency fluctuations.

Market Interest Rate Risk

Changes in interest rates affect interest income earned on our cash equivalents and marketable securities and interest expense on our term debt.

Our cash equivalents and marketable securities consisted solely of money market funds at March 31, 2008 and consisted of money market funds and auction rate securities at March 31, 2007. All auction rate securities owned by us at the end of fiscal 2007 were liquidated during fiscal 2008 at par value. The main objective of our marketable securities is safety of principal and liquidity while maximizing return, without significantly increasing risk. A hypothetical 100 basis point decrease in interest rates would have resulted in an approximately $0.5 million and $0.6 million decrease in interest income in fiscal 2008 and 2007, respectively.

As of March 31, 2008 and March 31, 2007, our outstanding convertible subordinated notes in the aggregate principal amount of $160 million have a fixed interest rate of 4.375% paid semi-annually in February and August, and mature on August 1, 2010. Refer to Note 11 "Convertible Subordinated Debt and Long-Term Debt" to the Consolidated Financial Statements for additional information on our convertible subordinated debt.

Interest accrues on our term loan at our option, based on either, a prime rate plus a margin of 2.5%, or a three month LIBOR rate plus a margin of 3.5%. We have selected the LIBOR rate plus 3.5% since inception; however, we have no limitation on selecting either the prime or LIBOR rate plus applicable margin. The interest rate on the term loan was 6.2% at March 31, 2008. Commencing September 30, 2007, we began to make required quarterly principal payments of $1.0 million on the term loan and we will make a final payment of all outstanding principal and interest at maturity on July 12, 2014.

Under the terms of our current credit agreement, we are required to hedge floating interest rate exposure on 50% of our funded debt balance beginning December 31, 2007 through December 31, 2009. We have two interest rate collars that meet this requirement. We have an interest rate collar that fixes the interest rate on $87.5 million of our variable rate term loan between a three month LIBOR rate floor of 4.64% and a cap of 5.49% through December 2008. We have another interest rate collar that fixes the interest rate on an additional $12.5 million of our variable rate term loan between a three month LIBOR rate floor of 2.68% and a cap of 5.25% through December 2008 and fixes the interest rate on $100 million of our variable rate term loan between the same floor and cap from December 31, 2008 through December 2009. During fiscal 2008, the three month LIBOR rate was within the floor and cap on both collars; therefore there was no impact to our interest expense from this interest rate collar.

The following table shows the total impact to interest expense from a hypothetical 100 basis point increase and decrease in interest rates (in thousands):

	Hypothetical 100 basis point increase in interest rates		Hypothetical 100 basis point decrease in interest rates	
	2008	2007	2008	2007
Interest expense increase (decrease) on term debt	$ 3,809	$ 3,135	$(3,809)	$(3,135)
Interest expense increase (decrease) from collars	(625)	(282)	399	88
Net interest expense increase (decrease)	$ 3,184	$ 2,853	$(3,410)	$(3,047)

Except for the interest rate collars noted above, we did not enter into derivative transactions related to our cash equivalents or marketable securities nor for any other existing or anticipated liabilities during the years ended March 31, 2008 and 2007. We do not engage in hedging activity for speculative or trading purposes.

Foreign Currency Exchange Rate Risk

As a multinational corporation, we are exposed to changes in foreign exchange rates. These exposures may change over time and could have a material adverse impact on our financial results. During the fiscal years ended March 31, 2008 and 2007, we did not utilize foreign currency forward contracts or other currency derivatives to manage the risk of exchange rate fluctuations because we believed that we had a natural hedge through our worldwide operating structure.

ITEM 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

QUANTUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per-share data)

	For the year ended March 31,		
	2008	2007	2006
Product revenue	$714,837	$ 780,323	$610,463
Service revenue	160,920	121,933	95,143
Royalty revenue	99,945	113,918	128,681
Total revenue	975,702	1,016,174	834,287
Product cost of revenue	531,937	630,307	538,828
Service cost of revenue	124,424	91,582	63,019
Restructuring charges related to cost of revenue	237	900	512
Total cost of revenue	656,598	722,789	602,359
Gross margin	319,104	293,385	231,928
Operating expenses:			
Research and development	89,563	107,546	100,165
Sales and marketing	149,367	123,134	82,251
General and administrative	78,789	63,251	52,358
Restructuring charges	9,482	11,908	18,118
In-process research and development	—	14,700	—
Loss on litigation settlement	—	—	20,517
	327,201	320,539	273,409
Loss from operations	(8,097)	(27,154)	(41,481)
Interest income and other, net	6,008	8,746	11,376
Interest expense	(58,627)	(40,748)	(9,976)
Loss before income taxes	(60,716)	(59,156)	(40,081)
Income tax provision (benefit)	(482)	4,938	1,398
Net loss	$ (60,234)	$ (64,094)	$ (41,479)
Basic and diluted net loss per share	$ (0.30)	$ (0.33)	$ (0.23)
Basic and diluted weighted-average common and common equivalent shares	202,432	192,236	184,063

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

	March 31, 2008	March 31, 2007
Assets		
Current assets:		
Cash and cash equivalents	$ 93,643	$ 59,926
Marketable securities	—	35,000
Accounts receivable, net of allowance for doubtful accounts of $5,746 and $6,431, respectively	182,998	150,090
Inventories	75,995	91,153
Deferred income taxes	12,060	17,137
Other current assets	30,601	33,155
Total current assets	395,297	386,461
Long-term assets:		
Property and equipment, less accumulated depreciation	39,271	50,241
Service parts for maintenance, less accumulated amortization	77,211	82,361
Purchased technology, less accumulated amortization	74,667	106,524
Other intangible assets, less accumulated amortization	75,223	92,077
Goodwill	390,776	390,032
Other long-term assets	13,280	18,133
Total long-term assets	670,428	739,368
	$ 1,065,725	$ 1,125,829
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 97,965	$ 92,292
Accrued warranty	19,862	30,669
Deferred revenue, current	73,525	57,617
Current portion of long-term debt	4,000	25,000
Accrued restructuring charges	3,834	13,289
Accrued compensation	32,397	32,814
Income taxes payable	3,515	15,490
Other accrued liabilities	47,085	62,279
Total current liabilities	282,183	329,450
Long-term liabilities:		
Deferred revenue, long-term	31,152	27,634
Deferred income taxes	13,640	16,751
Long-term debt	336,000	337,500
Convertible subordinated debt	160,000	160,000
Other long-term liabilities	14,746	53
Total long-term liabilities	555,538	541,938
Commitments and contingencies		
Stockholders' equity:		
Preferred stock:		
Preferred stock, 20,000 shares authorized; no shares issued as of March 31, 2008 and March 31, 2007	—	—
Common stock:		
Common stock, $0.01 par value; 1,000,000 shares authorized; 206,927 and 197,817 shares issued and outstanding as of March 31, 2008 and 2007, respectively	2,069	1,978
Capital in excess of par value	337,332	306,409
Accumulated deficit	(119,499)	(60,472)
Accumulated other comprehensive income	8,102	6,526
Stockholders' equity	228,004	254,441
	$ 1,065,725	$ 1,125,829

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the year ended March 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net loss	$ (60,234)	$ (64,094)	$ (41,479)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation	25,184	29,416	20,759
Amortization	74,713	55,784	22,665
In-process research and development	—	14,700	—
Realized gain on sale of investment	(2,122)	—	—
Gain on Ireland facility closure	—	(476)	—
Deferred income taxes	(260)	1,006	(40)
Share-based compensation	13,998	8,972	901
Fixed assets written off in restructuring	568	1,229	—
Common stock received for license fee	—	(3,319)	—
Changes in assets and liabilities, net of effects of acquisition and sale of subsidiary:			
Accounts receivable	(32,908)	47,620	13,999
Inventories	8,126	26,430	(21,872)
Service parts for maintenance	(10,957)	(19,767)	(2,100)
Accounts payable	13,978	(4,914)	(14,141)
Accrued warranty	(10,807)	(8,698)	(5,316)
Accrued compensation	432	(6,742)	(3,165)
Income taxes payable	(234)	1,305	(1,374)
Deferred revenue	19,426	8,425	1,618
Accrued restructuring charges	(8,953)	(13,515)	5,315
Other assets and liabilities	(4,209)	(9,600)	27,041
Net cash provided by operating activities	25,741	63,762	2,811
Cash flows from investing activities:			
Purchases of marketable securities	(65,000)	(714,758)	(1,748,925)
Proceeds from sale of marketable securities	100,000	781,834	1,673,950
Purchases of property and equipment	(21,110)	(17,195)	(20,024)
Proceeds from sale of facility	—	6,000	—
Proceeds from sale of investment	5,441	—	—
Net proceeds from sale of subsidiary, net of cash sold	2,176	—	—
Payments made in connection with business acquisitions, net of cash acquired	—	(545,385)	(20,039)
Net cash provided by (used in) investing activities	21,507	(489,504)	(115,038)
Cash flows from financing activities:			
Borrowings of long-term debt, net	441,953	486,683	—
Principal payments on debt	(472,500)	(134,000)	(1,488)
Proceeds from issuance of common stock, net	17,016	10,295	11,269
Net cash provided by (used in) financing activities	(13,531)	362,978	9,781
Net increase (decrease) in cash and cash equivalents	33,717	(62,764)	(102,446)
Cash and cash equivalents at beginning of period	59,926	122,690	225,136
Cash and cash equivalents at end of period	$ 93,643	$ 59,926	$ 122,690
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 46,323	$ 34,962	$ 10,732
Income taxes, net of refunds	$ (4,273)	$ 2,515	$ (1,663)
Deferred gain on sale-leaseback	$ —	$ —	$ 3,140
Fair value of stock and options issued in connection with business acquisitions	$ —	$ 14,541	$ —
Value of common stock tendered in satisfaction of employees' income taxes on vesting of employee restricted stock	$ 1,343	$ 213	$ 351

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTUM CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Capital in Excess of Par Value	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
	Shares	Amount				
Balances as of March 31, 2005	183,875	$ 1,839	$ 260,570	$ 45,101	$ 3,173	$310,683
Comprehensive loss:						
Net loss	—	—	—	(41,479)	—	(41,479)
Other comprehensive loss:						
Foreign currency translation adjustments	—	—	—	—	(303)	(303)
Comprehensive loss						(41,782)
Shares issued under employee stock purchase plan	2,148	22	5,145	—	—	5,167
Shares issued under employee stock incentive plans, net	2,818	28	6,074	—	—	6,102
Share-based compensation expense	—	—	901	—	—	901
Balances as of March 31, 2006	188,841	1,889	272,690	3,622	2,870	281,071
Comprehensive loss:						
Net loss	—	—	—	(64,094)	—	(64,094)
Other comprehensive income:						
Foreign currency translation adjustments	—	—	—	—	3,656	3,656
Comprehensive loss						(60,438)
Shares issued under employee stock purchase plan	2,451	24	4,110	—	—	4,134
Shares issued under employee stock incentive plans, net	4,650	46	6,921	—	—	6,967
Shares issued in connection with business acquisitions	1,875	19	4,051	—	—	4,070
Stock options assumed in connection with business acquisition	—	—	10,471	—	—	10,471
Share registration costs	—	—	(806)	—	—	(806)
Share-based compensation expense	—	—	8,972	—	—	8,972
Balances as of March 31, 2007	197,817	1,978	306,409	(60,472)	6,526	254,441
Comprehensive loss:						
Net loss	—	—	—	(60,234)	—	(60,234)
Other comprehensive income:						
Foreign currency translation adjustments	—	—	—	—	1,576	1,576
Comprehensive loss						(58,658)
Impact of adoption of FIN No. 48	—	—	—	1,207	—	1,207
Shares issued under employee stock purchase plan	2,615	26	5,409	—	—	5,435
Shares issued under employee stock incentive plans, net	6,495	65	11,516	—	—	11,581
Share-based compensation expense	—	—	13,998	—	—	13,998
Balances as of March 31, 2008	206,927	$ 2,069	$ 337,332	$(119,499)	$ 8,102	$228,004

The accompanying notes are an integral part of these Consolidated Financial Statements.

QUANTUM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Description of Business

Quantum Corporation ("Quantum", the "Company", "us" or "we") (NYSE: QTM), founded in 1980, is a leading global storage company specializing in backup, recovery and archive solutions. Combining focused expertise, customer-driven innovation, and platform independence, we provide a comprehensive, integrated range of disk, tape and software solutions supported by our sales and service organization. We work closely with a broad network of value-added resellers ("VARs"), original equipment manufacturers ("OEMs") and other suppliers to meet customers' evolving data protection needs. Our stock is traded on the New York Stock Exchange.

Note 2: Basis of Presentation

The accompanying Consolidated Financial Statements include the accounts of Quantum and our wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Prior to fiscal 2007, we reported two data storage business segments: Tape Drive and Storage Systems. As a result of organizational changes, we began reporting one business segment the first quarter of fiscal 2007. These organizational changes included the integration of marketing, sales and research and development functions to enhance the product positioning and to lower the cost platforms within our business. As a result of these integration efforts, discrete financial information for these former segments is no longer tracked below the gross margin level; management no longer measures operating performance nor makes resource allocation decisions on a segmented basis.

On August 22, 2006, we completed our acquisition of Advanced Digital Information Corporation ("ADIC"). ADIC's results of operations and cash flows are included in our Consolidated Statements of Operations and Cash Flows from this date forward.

During the second quarter of fiscal 2007, we changed our accounting estimate related to the valuation of service parts for maintenance. Previously, we amortized the value of our finished goods service parts over a five year period and evaluated the difference between cost and market value for our component service parts on a quarterly basis, recording write-downs if the cost exceeded estimated market value. Beginning in the second quarter of fiscal 2007, we are amortizing all of our service parts for maintenance on a straight-line basis over a total life of eight years and will record additional write-downs when excess and obsolete parts not covered by the amortization are identified. This change in estimate reflects our usage of service parts, which are used to support our products during their life cycles as well as generally five years after a product reaches end of life. In addition to this change in estimate, we also reclassified service parts for maintenance from current assets to long-term assets to reflect the expected life of these assets. During the year ended March 31, 2007, we estimate both our cost of revenue and net loss were higher by $5.5 million compared to what would have been recorded using previous estimates. Our net loss increased $0.03 per share for the year ended March 31, 2007 using the changed estimate. See Note 3 below for a description of our accounting policy regarding amortization of service parts for maintenance.

Certain prior period balances have been reclassified to conform to current period presentation including the service parts for maintenance reclassification described above. In the Consolidated Statements of Operations we began presenting revenue and cost of revenue separately for products and services in the first quarter of fiscal 2008 because our service revenue exceeded 10% of our total revenue. We have made a corresponding reclassification adjustment to the Consolidated Statements of Operations for fiscal 2007 and 2006. Our accounting policy for service revenue and cost of revenue is described in Note 3 below. For fiscal 2007 and 2006, we reclassified $7.7 million and $7.2 million, respectively, from research and development expense and $3.7 million and $3.1 million, respectively, from sales and marketing expense to general and administrative expense to conform to the fiscal 2008 presentation of the allocation of information technology expenses within operating expenses in the Consolidated Statement of Operations. In the Consolidated Balance Sheet as of March 31, 2007, we reclassified $6.5 million from accounts payable to other accrued liabilities.

Note 3: Summary of Significant Accounting Policies

Use of Estimates

The preparation of our Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. We base estimates on historical experience and on various assumptions about the future that are believed to be reasonable based on available information. Our reported financial position or results of operations may be materially different under different conditions or when using different estimates and assumptions, particularly with respect to significant accounting policies, which are discussed below. In the event that estimates or assumptions prove to differ from actual results, adjustments are made in subsequent periods to reflect more current information.

Revenue Recognition

Revenue from sales of hardware products to distributors, VARs, OEMs and end-users is recognized when the criteria of Staff Accounting Bulletin No. 104, *Revenue Recognition*, have been met: when passage of title and risk of ownership are transferred to customers; when persuasive evidence of an arrangement exists; when the price to the buyer is fixed or determinable; and when collection is reasonably assured. When significant post-delivery obligations exist, the related revenue is deferred until such obligations are fulfilled. If there are customer acceptance criteria in the contract, we recognize revenue upon end-user acceptance, which typically occurs after delivery and installation are completed.

In the period when the revenue is recognized, allowances are provided for estimated future price adjustments, such as volume rebates, price protection, and future product returns. These allowances are based on the customers' master agreements, programs in existence at the time the revenue is recognized, historical information, contractual limits and plans regarding price adjustments and product returns. Since we have historically been able to reliably estimate the amount of allowances required for future price adjustments and product returns, we recognize revenue, net of projected allowances, upon shipment to our customers. If we were unable to reliably estimate the amount of future price adjustments and product returns in any specific reporting period, then we would be required to defer recognition of the revenue until the right to future price adjustments and product returns lapsed and we were no longer under any obligation to reduce the price or accept the return of the product.

We license certain intellectual property to third party manufacturers under arrangements that are represented by master contracts, allowing these third party manufacturers to manufacture and sell certain of our products. As consideration for licensing the intellectual property, the licensees pay us a per-unit royalty for sales of their products that incorporate the licensed technology. On a periodic basis, the licensees provide us with unit reports that include the quantity of units sold to end-users subject to royalties. We recognize revenue based on the unit reports, which are provided to us in a timely fashion. The unit report substantiates that the delivery has occurred. Royalty revenue is measured by multiplying the units sold as reflected in the unit reports by the royalty per unit in accordance with the royalty agreements. Royalty payments are made to us on a per unit basis at a stipulated per unit amount.

Revenue equal to the separately stated price of extended warranty and product service contracts for our hardware products is initially deferred and recognized as revenue ratably over the contract period in accordance with FASB Technical Bulletin 90-1, *Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts.* For other arrangements, when elements such as hardware and services are contained in a single arrangement, or in related arrangements with the same customer, we allocate revenue to the separate elements based on relative fair value, provided we have fair value for all elements of the arrangement. If in an arrangement we have fair value for undelivered elements but not the delivered element, we defer the fair value of the undelivered elements and the residual revenue is allocated to the delivered elements. Undelivered elements typically include installation and services. If fair value does not exist for undelivered elements, then revenue for the entire arrangement is deferred until all elements have been delivered.

Revenue from software sales is recognized when the criteria of Statement of Position No. 97-2, *Software Revenue Recognition* ("SOP 97-2"), have been met. These criteria are: when passage of title and risk of ownership are transferred to customers; when persuasive evidence of an arrangement exists; when the price to the buyer is fixed or determinable; when collection is reasonably assured; and when vendor-specific objective evidence of fair value for undelivered elements exist. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately or, if an element is not sold separately, on the price established by authorized management, if it is probable that the price, once established, will not change before market introduction. We recognize revenue from software sales upon delivery provided that there is no customer acceptance clause in the purchase order or contract, there are no significant post-delivery obligations remaining, the price is fixed and collection of the resulting receivable is reasonably assured. When significant post-delivery obligations exist, the related revenue is deferred until such obligations are fulfilled. If there are customer acceptance criteria in the contract, we recognize revenue upon end-user acceptance, which typically occurs after delivery and installation are completed. Revenue from postcontract customer support agreements, which entitle customers to both support and upgrades during the term of the agreement, when-and-if available, is recognized ratably over the life of the agreement. EITF Issue No. 03-5, *Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software* ("EITF 03-5"), affirms that the revenue recognition guidance in SOP 97-2 also applies to non-software deliverables, such as computer hardware, in an arrangement if the software is essential to the functionality of the non-software deliverables. We do not currently have any non-software deliverables for which software is essential to the functionality.

Service Revenue and Service Cost of Revenue

Service revenue is derived from contracts for field support provided to our branded customers, in addition to installation and integration services and repair services that are not otherwise included in the base price of the product. Service cost of revenue excludes costs associated with basic warranty support on new branded and OEM products.

We classify expenses as service cost of revenue by estimating the portion of our total cost of revenue that relates to providing field support to our customers under contract, installation, integration and repair services. These estimates are based upon a variety of factors, including the nature of the support activity and the level of infrastructure required to support the activities from which we earn service revenue. In the event our service business changes, our estimates of cost of service revenue may be impacted.

Warranty Expense and Liability

We generally warrant our hardware and software products against defects for periods ranging from three to 36 months from the date of sale and provide warranty service on tape drives on a return-to-factory basis. Our tape automation systems and disk systems may carry service agreements available to customers to extend or upgrade the warranty service. We perform hardware systems warranty and service from our facility in Colorado Springs, Colorado. Jabil Global Service provides screen and repair services in Reynosa, Mexico and in Szombathely, Hungary for our products. Benchmark Electronics, Inc. ("BEI") also provides repair and warranty service for our products in Penang, Malaysia, Angleton, Texas and Huntsville, Alabama. In addition, we utilize various other third party service providers throughout the world to perform repair and warranty services for us.

We estimate future failure rates based upon historical product failure trends as well as anticipated future failure rates if believed to be significantly different from historical trends. Similarly, we estimate future costs of repair based upon historical trends and anticipated future costs if they are expected to significantly differ. We use a model and exercise considerable judgment in determining the underlying estimates. Our model requires an element of subjectivity for all of our products. For example, historical rates of return are not completely indicative of future return rates and we must therefore exercise judgment with respect to future deviations from our historical return rate. When actual failure rates differ significantly from our estimates, we record the impact of these unforeseen costs or cost reductions in subsequent periods and update our assumptions and forecasting models accordingly. As our newer products mature we are able to improve our estimates with respect to these products. It is reasonably likely that assumptions will be updated for failure rates and, therefore, warranty expense liability estimate could change in the future.

We are in the process of consolidating and outsourcing manufacturing repair sites, which affect the future costs of repair. Our expected costs associated with this outsourcing initiative consist of outsourcing product repairs to third parties, with whom we negotiate on-going outsourcing arrangements, as well as transition costs from in-house repair to outsourcing. If the actual costs were to differ significantly from our estimates, we would record the impact of these unforeseen costs or cost reductions in subsequent periods.

Share-Based Compensation

Effective April 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123R"). SFAS No. 123R requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method and requires the use of an option pricing model for estimating fair value. Accordingly, share-based compensation is measured at the grant date, based on the fair value of the award. The exercise price of options is equal to the market price of our common stock on the date of grant. In prior fiscal years, we accounted for awards granted under our equity incentive plans under the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"), and related interpretations, and provided the required pro forma disclosures prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"), as amended. Prior to the adoption of SFAS No. 123R, only share-based compensation related to the issuance of restricted stock awards was recognized in the Consolidated Statements of Operations, since the restricted stock awards were issued at a discount.

In the first quarter of fiscal 2007, we adopted SFAS No. 123R using the modified prospective method, and therefore were not required to restate prior periods' results. Under this method, for all awards subject to service vesting conditions that are expected to vest, we recognize compensation expense (a) for all equity incentive awards granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and (b) for all equity incentive awards granted, modified or settled subsequent to April 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. We recognize the fair value of stock options on a ratable basis over the requisite service periods, which are generally the vesting periods.

Determining the appropriate fair-value model and calculating the fair value of share-based awards at the date of grant requires judgment. We use the Black-Scholes-Merton option pricing model to estimate the fair value of employee stock options and rights to purchase shares under stock participation plans, consistent with the provisions of SFAS No. 123R. The Black-Scholes-Merton model requires the use of input assumptions, including expected life, expected volatility, expected dividend rate and expected risk-free rate of return. We estimate expected life of the award based on historical experience with similar awards, giving consideration to the contractual terms, vesting schedules and pre-vesting and post-vesting forfeitures. We estimate the volatility of our common stock based on the historical volatility over the most recent period corresponding with the estimated expected life of the award. Higher volatility and expected lives result in a proportional increase to share-based compensation determined at the date of grant. The expected dividend rate and expected risk-free rate of return are not as significant to the calculation of fair value. Although the fair value of our share-based awards is determined in accordance with SFAS No. 123R, the Black-Scholes-Merton option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results.

Under the provisions of SFAS 123R, the fair value of share-based grants with a market vesting condition must be modeled and valued with a path-dependent valuation technique. We valued certain restricted stock with both market and service vesting conditions that was granted in fiscal 2007 utilizing a Monte Carlo simulation model, and the stock price was simulated using Geometric Brownian Motion; a widely accepted model of stock price behavior used in option pricing models. The primary assumptions used in the valuation models to value our restricted stock with market and service vesting conditions included the time frame of the simulation, the volatility rate, the risk-free interest rate and dividend yield. The time frame assumption is based on the grant specifications. We estimated the volatility of our common stock based on the historical volatility over the most recent period corresponding with the time frame assumption. We estimated the risk-free interest rate based on the zero coupon treasury constant maturity rate corresponding with the time frame assumption. Dividend rates were based on our historical experience. The fair value of this restricted stock with market and service vesting conditions is recognized ratably over the three and four years corresponding with the derived requisite service periods for these restricted shares.

In addition, SFAS No. 123R requires us to develop a forfeiture rate which is an estimate of the number of share-based awards that will be forfeited prior to vesting. Quarterly changes in the estimated forfeiture rate are recognized in the period the forfeiture estimate is changed. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts are recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards and historical experience. Actual results, and future changes in estimates, may differ substantially from our current estimates.

Shipping and Handling Fees

Shipping and handling fees are included in cost of revenue and were $42.6 million, $34.8 million and $25.4 million in fiscal 2008, 2007 and 2006, respectively.

Advertising Expense

We expense advertising costs as incurred. Advertising expense for the years ended March 31, 2008, 2007 and 2006 was $4.1 million, $9.3 million and $11.0 million, respectively.

Research and Development Costs

Expenditures relating to the development of new products and processes are expensed as incurred. These costs include expenditures for employee compensation, materials used in the development effort, other internal costs, as well as expenditures for third party professional services. We have determined that technological feasibility for our software products is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established have not been material and we have expensed all software-related research and development costs when incurred.

Cash Equivalents, Marketable Securities and Other Investments

We consider all highly liquid debt instruments with a maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at fair value, which approximates their cost.

Investments in marketable debt securities with maturities of greater than three months at the time of purchase are classified as marketable securities. These investments generally consist of highly marketable securities that are intended to be available to meet current cash requirements. Historically, all of our investments have been classified as available-for-sale and are carried at fair market value. Realized gains and losses and declines in value judged to be other-than-temporary are recorded in interest income and other, net. The cost of securities sold is based on the specific identification method.

We also hold investments in private technology venture limited partnerships. These investments individually represent voting ownership interests of less than 20%. Ownership interests in these limited partnerships are accounted for under the equity method unless our interest is so minor (typically less than 5%) that we have virtually no influence over the partnership operating and financial policies, in which case the cost method is used. Currently, our investments in these limited partnerships are accounted for using the equity method.

Investments we hold in privately held companies are accounted for under the cost method unless we hold a significant stake. We review non-marketable equity investments on a regular basis to determine if there has been any impairment of value which is other than temporary by reviewing their financial information, gaining knowledge of any new financing or other business agreements and assessing their operating viability.

Allowance for Doubtful Accounts

We perform ongoing credit evaluations of our customers' financial condition and generally require no collateral from our customers. These evaluations require significant judgment and are based on multiple sources of information and analyze such factors as our historical bad debt experiences, industry and geographic concentrations of credit risk, current economic trends and changes in customer payment terms. We maintain an allowance for doubtful accounts based on historical experience and expected collectibility of outstanding accounts receivable. We record bad debt expense in general and administrative expenses.

Inventory Valuation

Our inventory is stated at the lower of cost or market, with cost computed on a first-in, first-out basis ("FIFO"). Adjustments to reduce the cost of inventory to its net realizable value, if required, are made for estimated excess, obsolete or impaired balances. Factors influencing these adjustments include decline in demand, rapid technological changes, product life cycle and development plans, component cost trends, product pricing, physical deterioration and quality issues. Revisions to these adjustments would be required if these factors differ from our estimates.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and amortization, computed on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings	25 years
Machinery and equipment	3 to 5 years
Computer equipment	3 to 5 years
ERP software	10 years
Other software	3 years
Furniture and fixtures	5 years
Other office equipment	5 years
Leasehold improvements	Life of lease

Service Parts for Maintenance

We value our service parts for maintenance at amortized cost less adjustments for excess or obsolete parts, if any. We carry service parts because we generally provide product warranty for 3 to 36 months and earn revenue by providing enhanced warranty and repair service outside this warranty period. Service parts consist of both component parts, which are primarily used to repair defective units, and finished units, which are provided for customer use permanently or on a temporary basis while the defective unit is being repaired. Cost includes direct material, direct labor, overhead and other direct costs.

Estimates of excess and obsolete parts involve significant estimates and judgments about the future, including the estimated amount of component parts expected to be consumed in the future warranty and out of warranty service and the estimated number of parts required to meet future customer needs. Amortization of the aggregate service parts is computed on a straight-line basis over the estimated useful life of eight years. Should the technology or our customers' service needs change and cause an increase or decrease in the estimated useful lives of such service parts, an adjustment to expense would be recorded.

Goodwill and Intangible Assets

In applying SFAS No. 142, *Goodwill and Other Intangible Assets,* we review our goodwill annually for impairment in the fiscal fourth quarter, or more frequently when indicators of impairment are present. Intangible assets are carried and reported at acquisition cost, net of accumulated amortization subsequent to acquisition. Intangible assets are amortized over their estimated useful lives, which range from one to seven years. Intangible assets are reviewed for impairment whenever events or circumstances indicate impairment might exist in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets.* Projected undiscounted net cash flows expected to be derived from the use of those assets are compared to the respective net carrying amounts to determine whether any impairment exists. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

Restructuring Charges

In recent periods and over the past several years, we have recorded significant restructuring charges related to the realignment and restructuring of our business operations. These charges represent expenses incurred in connection with certain cost reduction programs and acquisition integrations that we have implemented and consist of the cost of involuntary termination benefits, separation benefits, facilities charges, asset write-offs and other costs of exiting activities or geographies.

The charges for severance and exit costs require the use of estimates, primarily related to the number of employees paid severance, the amount of severance and related benefits to be paid, primarily based on years of service or statutory requirements, and the cost of exiting facilities. Facilities exit costs typically require estimates and assumptions related to our ability to secure a sub-tenant, if applicable, and any sublease income to be received in the future.

We account for severance and other postemployment benefits resulting from involuntary terminations in accordance with SFAS No. 112, *Employers' Accounting for Postemployment Benefits,* ("SFAS No. 112") because we maintain a benefit plan with specified termination benefits from which payment amounts are reasonably estimable. Under SFAS No. 112, we record a severance liability at the time management commits to a plan with sufficient detail to reasonably estimate benefits.

We account for facilities and all other restructuring charges not subject to SFAS No. 112 in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS No. 146"). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity's commitment to an exit plan. SFAS No. 146 establishes fair value as the objective for initial measurement of the liability. Any employee benefit arrangements not subject to SFAS No. 112 that require future service beyond a minimum retention period are recognized over the future service period. Restructuring charges we have incurred under SFAS No. 146 in recent years include facilities charges, noncancellable purchase commitments and fixed asset write-offs. Only costs resulting from an exit plan that were not associated with, or that did not benefit, activities that would be continued, were eligible for recognition as liabilities at the commitment date.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109"), and FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, an interpretation of SFAS No. 109, *Accounting for Income Taxes* ("FIN No. 48"). SFAS No. 109 requires that deferred tax assets and liabilities be recognized for the effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Following the guidance of FIN No. 48, we recognize the benefit from a tax position only if it is more-likely-than-not that the position would be sustained upon audit based solely on the technical merits of the tax position. The calculation of our tax liabilities requires judgment related to uncertainties in the application of complex tax regulations. As a result of the implementation of FIN No. 48, we recognize liabilities for uncertain tax positions based on the two-step process prescribed in the interpretation. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision.

FIN No. 48 also addresses when a company should record interest and penalties related to tax positions and how the interest and penalties may be classified within the income statement and presented in the balance sheet. We had historically classified unrecognized tax benefits in current income taxes payable. As a result of adopting FIN No. 48, we reclassified unrecognized tax benefits to other long-term liabilities in the Consolidated Balance Sheets. We recognize interest and penalties related to uncertain tax positions in income tax provision (benefit) in the Consolidated Statements of Operations. To the extent accrued interest and penalties do not become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made.

Concentration of Credit Risk

We currently invest our excess cash in deposits with major banks and in money market funds. In the past, we have also held investments in short-term debt securities of companies with strong credit ratings from a variety of industries and we may make investments in these securities in the future. We have not experienced any material losses on these investments and limit the amount of credit exposure to any one issuer and to any one type of investment.

We sell products to customers in a wide variety of industries on a worldwide basis. In countries or industries where we are exposed to material credit risk, we require collateral, including cash deposits and letters of credit prior to the completion of a transaction. We do not believe we have significant credit risk beyond that provided for in the financial statements in the ordinary course of business.

Sales to our top five customers in fiscal 2008 and 2007 represented 42 % of revenue compared to 49% of revenue in fiscal 2006. Sales to Dell were 16% of revenue in fiscal 2008, compared to 20% of revenue in fiscal 2007 and 18% of revenue in fiscal 2006. Sales to Hewlett-Packard ("HP") were 8% of revenue in fiscal 2008, compared to 9% of revenue in fiscal 2007 and 18% of revenue in fiscal 2006. These sales concentrations do not include revenues from sales of media that were sold directly to these customers by our licensees, for which we earn royalty revenue, or revenues from sales of tape libraries sold directly to these customers by our other OEM tape drive customers.

Foreign Currency Translation and Transactions

Assets, liabilities and operations of foreign offices and subsidiaries are recorded based on the functional currency of the entity. For a majority of our material foreign operations, the functional currency is the U.S. dollar. The assets and liabilities of foreign offices with a local functional currency are translated, for consolidation purposes, at current exchange rates from the local currency to the reporting currency, the U.S. dollar. The resulting gains or losses are reported as a component of other comprehensive income within stockholders' equity. Assets and liabilities denominated in other than the functional currency are remeasured each month with the remeasurement gain or loss recorded in interest income and other, net in the Consolidated Statements of Operations. Foreign currency gains and losses recorded in interest income and other, net were a $1.8 million gain in fiscal 2008, a $0.4 million loss in fiscal 2007, and a $0.8 million loss in fiscal 2006.

Derivative Financial Instruments

In accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activity* ("SFAS No. 133"), all derivatives, whether designated in hedging relationships or not, are recognized on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Derivatives not designated or qualifying as a hedging instrument are adjusted to fair value through earnings. We may, from time to time, enter into derivative instruments to hedge against known or forecasted market exposures. We may also enter into derivative instruments to meet the requirements of our credit facility.

Fair Value of Financial Instruments

Following is a summary table of fair value and the related carrying amounts of financial instruments (in thousands):

	As of March 31, 2008		As of March 31, 2007	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets				
Cash and cash equivalents	$ 93,643	$ 93,643	$ 59,926	$ 59,926
Marketable securities	—	—	35,000	35,000
Liabilities				
Convertible subordinated debt	160,000	136,386	160,000	148,800
Revolving credit facility	—	—	25,000	25,000
Term loans	340,000	340,000	337,500	337,500
Derivatives	2,188	2,188	94	94

The fair values for the marketable securities, convertible subordinated debt and the derivatives are based on the quoted market price at the balance sheet dates. The fair value of the revolving and term loans approximates the carrying value due to frequent interest rate resets on these instruments.

Risks and Uncertainties

As is typical in the information storage industry, a significant portion of our customer base is concentrated among a small number of OEMs and large VARs. The loss of any one of our more significant customers, or a significant decrease in the sales volume with one of these significant customers, could have a material adverse effect on our results of operations and financial condition. Furthermore, if general economic conditions were to worsen, the resulting effect on IT spending could also have a material adverse effect on our results of operations and financial condition. We also face additional competitive pressure since our competitors in one area may be customers or suppliers in another.

A limited number of tape drive storage products make up a significant majority of our sales; and due to increasingly rapid technological change in the industry, our future operating results depend on our ability to develop and successfully introduce new products.

We utilize contract manufacturers to produce certain of our products and have suppliers for various components, several of which have operations located in foreign counties including China, Indonesia, Japan, Malaysia and Singapore. Political instability, trade restrictions, changes in tariff or freight rates or currency fluctuations in any of these countries could result in increased costs and delays in shipment of our products and could materially and adversely impact our operating results.

We have outsourced a significant portion of our manufacturing to a small number of contract manufacturers. This concentration presents risks of component shortages or other delays in customer deliveries, increased costs for products manufactured for us and risks associated with unacceptable quality of the products.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income consisting of foreign currency translation adjustments was $8.1 million and $6.5 million as of March 31, 2008 and March 31, 2007, respectively.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement applies to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and is effective for us beginning in fiscal 2009. Adoption of this standard for financial assets and liabilities is not expected to have a significant impact on our financial position or results of operations. FASB Staff Position ("FSP") No. 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification of Measurement Under Statement 13,* excludes leases from the scope of SFAS No. 157. FSP No. 157-2, *Effective Date of FASB Statement No. 157* ("FSP No. 157-2"), defers for one year the effects of SFAS No. 157 on nonrecurring transactions on nonfinancial assets and liabilities. When we adopt SFAS No. 157 we intend to use the deferral provision from FSP No. 157-2 related to nonfinancial assets and liabilities. We are evaluating the impact of implementing the nonfinancial assets and liabilities portion of SFAS No. 157 on our consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, The *Fair Value Option for Financial Assets and Financial Liabilities.* This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses for which the fair value option has been elected will be reported in earnings. This statement is effective for us beginning in fiscal 2009 and is not expected to have a significant impact on our financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations — a Replacement of FASB Statement No. 141* ("SFAS No. 141R"). The statement is to be applied prospectively for fiscal years beginning on or after December 15, 2008; therefore it applies to future business combinations. The statement requires more assets acquired and liabilities assumed in future business combinations to be measured at fair value as of the acquisition date. In addition, expenses incurred for all acquisition-related costs are to be expensed and liabilities related to contingent consideration are to be remeasured to fair value each subsequent reporting period. We will adopt SFAS No. 141R at the beginning of our 2010 fiscal year, or April 1, 2009. We are currently evaluating the impact this statement may have on our consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51* ("SFAS No. 160"). The statement changes how noncontrolling interests in subsidiaries are measured and classified; noncontrolling interests are initially measured at fair value and presented as a separate component of equity. SFAS No. 160 establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation. No gains or losses will be recognized on partial disposals of a subsidiary where control is retained. In addition, in partial acquisitions, where control is obtained, the acquiring company will recognize and measure at fair value all of the assets and liabilities, including goodwill, as if the entire target company had been acquired. The statement is to be applied prospectively for fiscal years beginning on or after December 15, 2008. We will adopt the statement on April 1, 2009, which is the beginning of our 2010 fiscal year. Adoption of this standard is not expected to have a significant impact on our financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS No. 161"). SFAS No. 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand the effects of the derivative instruments on an entity's financial position, financial performance and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Adoption of this standard is required in our fourth quarter of fiscal 2009 and is not expected to have a significant impact on our financial position or results of operations.

In April 2008, the FASB issued Staff Position No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP No. 142-3"). FSP No. 142-3 amends the factors to be considered in assumptions used to determine the useful lives of recognized intangible assets recognized under SFAS No. 142. The new guidance applies to intangible assets with contractual lives that are acquired individually or with a group of assets as well as those assets acquired in a business combination. The new guidance is effective for fiscal years beginning after December 15, 2008 and interim periods. We will adopt the statement on April 1, 2009 which is the beginning of our 2010 fiscal year. We are currently evaluating the impact this position will have, if any, on our consolidated financial position and results of operations.

Note 4: Stock Incentive Plans and Share-Based Compensation

Description of Stock Incentive Plans

Long-Term Incentive Plan

We have a Long-Term Incentive Plan (the "Plan") that provides for the issuance of stock options, stock appreciation rights, stock purchase rights and long-term performance awards to our employees, consultants, officers and affiliates. The Plan has authorized 76.5 million shares of stock of which 21.8 million shares of stock were available for grant as of March 31, 2008. There are 23.9 million options and restricted shares outstanding under the Long-Term Incentive Plan.

Beginning in the first quarter of fiscal 2007, under the Plan we began granting restricted stock units with a zero purchase price rather than stock options in most cases to our existing employees. We continue to grant stock options to our existing employees in certain circumstances. Newly hired employees are typically granted stock options under the Plan. Stock options granted to newly hired employees in fiscal 2007 and fiscal 2008 generally vest 25% on the first anniversary of the grant date with the remainder vesting monthly at the rate of 1/48th over the following three years and have contractual terms of seven years. Stock options granted to existing employees in fiscal 2007 and fiscal 2008 generally vest monthly over four years and have contractual terms of seven years. Grants in prior fiscal years typically had similar vesting terms and contractual terms of seven to ten years. Options under the Plan are granted at prices determined by the Board of Directors, but at not less than the fair market value. Restricted stock awards and units ("restricted stock") generally vest over two to four years. Both options and restricted stock granted under the Plan are generally subject to forfeiture if employment terminates. We do not have any performance-based awards outstanding as of March 31, 2008. In fiscal 2007, we granted restricted stock with both market and service vesting conditions that, upon meeting certain market conditions over one and two year periods from initial grant, begin to vest over the two years following the grant date.

Supplemental Stock Plan

We have a Supplemental Stock Plan (the "SSOP"), which is not approved by our stockholders, that provided for the issuance of stock options and stock purchase rights to our employees and consultants. The SSOP was terminated effective April 1, 2003, from which time no new stock options or stock purchase rights have been or will be granted under the SSOP. Outstanding stock options and stock purchase rights granted under the SSOP prior to April 1, 2003 remain outstanding and continue to be governed by the terms and conditions of the SSOP. Options under the SSOP generally vested over two to four years and expire ten years after the grant date. Restricted stock granted under the SSOP generally vested over two to three years. Options and restricted stock granted under the SSOP are generally subject to forfeiture if employment terminates. There are 1.5 million options outstanding under the SSOP as of March 31, 2008, which expire at various times through January 2013.

Assumed Stock Option Plans

During the second quarter of fiscal 2007, in connection with our acquisition of ADIC, we assumed 14.7 million outstanding stock options granted under the four stock option plans of ADIC ("assumed option plans"). Outstanding options are governed by the Agreement and Plan of Merger ("Merger Agreement") and generally vest over four years from initial ADIC grant. No additional options will be granted under these assumed option plans. There are 6.5 million options outstanding under the assumed stock option plans as of March 31, 2008 which expire at various times through May 2015.

Other Stock Option Plans

We have other stock option plans (the "Other Plans") under which stock options, stock appreciation rights, stock purchase rights, restricted stock awards and long-term performance awards to our employees, consultants, officers and affiliates have been authorized. Restricted stock granted under the Other Plans generally vests over two to three years. Options granted under the Other Plans generally vest over two to four years and expire seven years after the grant date. Many of the Other Plans have been terminated. Outstanding stock options and stock purchase rights granted under those certain Other Plans that have been terminated remain outstanding and continue to be governed by the terms and conditions of the respective other stock option plans. Terminated plans included in Other Plans typically granted options which generally expire ten years from grant date. Options and restricted stock granted under all of the Other Plans are generally subject to forfeiture if employment terminates. Options under the Other Plans are granted at prices determined by the Board of Directors, but at not less than the fair market value. We have 6.1 million shares authorized under the Other Plans, of which 1.1 million options and restricted shares are outstanding, and 1.9 million shares were available for grant.

Stock Purchase Plan

We have an employee stock purchase plan (the "Purchase Plan") that allows for the purchase of stock at 85% of fair market value at the date of grant or the exercise date, whichever value is less. The Purchase Plan is qualified under Section 423 of the Internal Revenue Code. Under the Stock Purchase Plan, rights to purchase shares are only granted during the second and fourth quarter of each fiscal year. There were 11.1 million shares available for issuance as of March 31, 2008.

Employees purchased 2.6 million shares, 2.5 million shares and 2.1 million shares of common stock under the Purchase Plan in fiscal 2008, 2007 and 2006, respectively. The weighted-average price of stock purchased under the Purchase Plan was $2.08, $1.69 and $2.40, in fiscal 2008, 2007 and 2006, respectively.

Determining Fair Value Under SFAS No. 123R

Stock Options

We use the Black-Scholes-Merton option valuation model for estimating fair value of stock options granted under our plans and rights to acquire stock granted under our Purchase Plan. We amortize the fair value of stock options on a ratable basis over the requisite service periods, which are generally the vesting periods. The expected life of awards granted represents the period of time that they are expected to be outstanding. We determine the expected life based on historical experience with similar awards, giving consideration to the contractual terms, vesting schedules, exercise patterns and post-vesting forfeitures. We estimate volatility based on the historical volatility of our common stock over the most recent period corresponding with the estimated expected life of the award. We base the risk-free interest rate used in the Black-Scholes-Merton option valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award. We have not paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero. We use historical data to estimate pre-vesting option forfeitures and record share-based compensation for those awards that are expected to vest. In accordance with SFAS No. 123R, we adjust share-based compensation for changes to the estimate of expected equity award forfeitures based on actual forfeiture experience. The effect of adjusting the forfeiture rate is recognized in the period the forfeiture estimate is changed.

The weighted-average estimated fair values and the assumptions used in calculating such values for stock options during each fiscal period are as follows:

	For the year ended March 31,		
	2008	2007	2006
Option life (in years)	3.8	4.2	3.2
Risk-free interest rate	4.51%	4.94%	3.88%
Stock price volatility	0.45	0.60	0.67
Dividend yield	—	—	—
Weighted-average grant date fair value	$1.24	$1.13	$1.32

The above assumptions were used to calculate the fair value of options granted under the Long-Term Incentive Plan and Other Plans. In fiscal 2007 we also assumed options in connection with our acquisition of ADIC. The fair value of the assumed options was calculated using a Black-Scholes-Merton option valuation model with the following assumptions for vested and unvested options assumed, respectively: expected life of 1.4 and 2.7 years, risk-free interest rate of 5.22% and 5.07%, expected volatility of 36.8% and 45.8% and no dividend yield. The portion of the estimated fair value of unvested options related to future service was allocated to future share-based compensation and is being recognized over the remaining vesting period.

Stock Purchase Plan

Under the Purchase Plan, rights to purchase shares are granted during the second and fourth quarter of each fiscal year. The weighted-average fair values and the assumptions used in calculating fair values during each fiscal period are as follows:

	For the year ended March 31,		
	2008	2007	2006
Option life (in years)	0.50	0.50	0.50
Risk-free interest rate	3.93%	5.17%	3.99%
Stock price volatility	0.48	0.41	0.41
Dividend yield	—	—	—
Weighted-average grant date fair value	$0.79	$0.60	$0.84

Restricted Stock

Following the provisions of SFAS No. 123R, the fair value of the majority of our restricted stock is the intrinsic value as of the grant date. During fiscal 2007, certain restricted stock was granted with both market and service vesting conditions that, under SFAS No. 123R must be modeled and valued using a path-dependent valuation technique. The restricted stock with a market and service vesting condition was valued utilizing a Monte Carlo simulation model, and the stock price was simulated using Geometric Brownian Motion, a widely accepted model of stock price behavior used in option pricing models. The fair value of this restricted stock with a market and service vesting condition is recognized ratably over the three and four years corresponding with the requisite service periods for these restricted shares..The primary assumptions used in the valuation models to value the restricted stock with a market condition were as follows:

Time frame of simulation	2 years
Risk-free interest rate	4.77%
2-year historical volatility	0.43
Dividend yield	—
Weighted-average grant date fair value	$ 0.25

Share-Based Compensation Under SFAS No. 123R

The following tables summarize share-based compensation recorded following SFAS No. 123R (in thousands):

	For the year ended March 31, 2008	For the year ended March 31, 2007
Share-based compensation expense included in operations:		
Cost of revenue	$ 1,929	$ 1,191
Research and development	3,778	2,544
Sales and marketing	3,269	1,965
General and administrative	5,022	3,272
Total share-based compensation expense	$ 13,998	$ 8,972

	For the year ended March 31, 2008	For the year ended March 31, 2007
Share-based compensation (by type of award):		
Stock options	$ 5,911	$ 5,330
Stock purchase plan	1,769	1,340
Restricted stock	6,318	2,302
Total share-based compensation expense	$ 13,998	$ 8,972

The total share-based compensation cost capitalized as part of inventory as of March 31, 2008 and 2007 was not material. The total share-based compensation cost that would have been capitalized as part of inventory as of March 31, 2006 would also not have been material, if we had applied the provisions of SFAS No. 123R. During fiscal 2008 and 2007, no tax benefit was realized for the tax deduction from option exercises and other awards due to our net operating losses and tax benefit carryforwards.

As of March 31, 2008, there was $9.5 million of total unrecognized compensation cost related to stock options granted under our plans. This unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.0 years. Total intrinsic value of options exercised for the year ended March 31, 2008, 2007 and 2006 was $5.4 million, $4.1 million and $1.7 million, respectively. We settle stock option exercises by issuing additional common shares.

As of March 31, 2008, there was $10.0 million of total unrecognized compensation cost related to nonvested restricted stock granted under our plans. The unrecognized compensation cost for restricted stock is expected to be recognized over a weighted- average period of 2.0 years. Total fair value of awards released during the year ended March 31, 2008, 2007 and 2006 was $4.3 million, $0.9 million and $1.3 million, respectively, based on the fair value of our common stock on the date of award release. We issue additional common shares upon vesting of restricted stock units.

Pro Forma Information Under SFAS No. 123

Prior to fiscal 2007, we accounted for our share-based compensation plans using the intrinsic value method prescribed in APB No. 25 and related Interpretations. Only share-based compensation relating to restricted stock was reflected in net loss in the year ended March 31, 2006, as generally all other stock options granted under our share-based compensation plans had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under our plans consistent with the method of SFAS No. 123, our net loss and basic and diluted net loss per share would have been changed to the pro forma amounts indicated below (in thousands, except per-share data):

	2006
Reported net loss	$ (41,479)
Add back employee stock option expense	—
Share-based employee compensation determined under the fair value method for all awards, net of tax effects	(8,717)
Pro forma net loss	$ (50,196)
Pro forma basic and diluted net loss per share	$ (0.27)
As reported basic and diluted net loss per share	$ (0.23)

Stock Activity

Stock Options

A summary of activity relating to all of our stock option plans is as follows (options and intrinsic value in thousands):

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of March 31, 2005	31,432	$ 5.52		
Granted	6,645	2.51		
Exercised	(3,141)	2.10		
Expired	(5,619)	7.60		
Forfeited	(1,549)	3.29		
Outstanding as of March 31, 2006	27,768	4.90		
Granted and assumed	20,269	1.73		
Exercised	(4,854)	1.48		
Expired	(1,096)	2.96		
Forfeited	(5,828)	5.14		
Outstanding as of March 31, 2007	36,259	3.62		
Granted	4,985	3.15		
Exercised	(5,847)	2.21		
Expired	(283)	11.42		
Forfeited	(6,947)	5.54		
Outstanding as of March 31, 2008	28,167	$ 3.27	4.26	$ 4,097
Vested and expected to vest at March 31, 2008	26,751	$ 3.31	4.23	$ 3,952
Exercisable as of March 31, 2008	17,956	$ 3.70	3.96	$ 2,640

Included in stock options granted and assumed in fiscal 2007 were 14.7 million stock options assumed in connection with our acquisition of ADIC during the second quarter of fiscal 2007. The following table summarizes information about options outstanding and exercisable as of March 31, 2008 (options in thousands):

Range of Exercise Prices			Options Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Options Exercisable	Weighted-Average Exercise Price
$ 0.88	-	$ 1.33	426	$ 0.97	4.80	371	$ 0.94
$ 1.39	-	$ 2.01	5,861	1.53	4.04	3,762	1.57
$ 2.05	-	$ 3.01	12,453	2.56	3.93	8,152	2.63
$ 3.02	-	$ 4.54	6,574	3.44	5.67	2,818	3.71
$ 4.55	-	$ 6.82	804	6.65	3.73	804	6.65
$ 6.85	-	$ 10.24	1,204	9.26	2.65	1,204	9.26
$10.37	-	$ 15.37	584	12.18	2.62	584	12.18
$15.75	-	$ 20.30	261	17.81	0.67	261	17.81
			28,167	$ 3.27	4.26	17,956	$ 3.70

Expiration dates ranged from April 2008 to August 2015 for options outstanding at March 31, 2008. Prices for options exercised during the three-year period ended March 31, 2008, ranged from $0.03 to $3.44.

Restricted Stock

A summary of activity relating to our restricted stock follows (shares in thousands):

	Shares	Weighted-Average Grant Date Fair Value
Nonvested as of March 31, 2005	4,859	$ 2.78
Granted	563	2.83
Vested	(447)	2.74
Forfeited	(4,186)	2.78
Nonvested as of March 31, 2006	789	2.82
Granted	3,811	1.59
Vested	(373)	2.81
Forfeited	(513)	1.83
Nonvested at March 31, 2007	3,714	1.69
Granted	3,471	3.01
Vested	(1,355)	2.28
Forfeited	(922)	1.61
Nonvested at March 31, 2008	4,908	$ 2.48

Note 5: Acquisitions

Acquisitions are recorded using the purchase method of accounting and the results of operations are included in our consolidated results as of the date of each acquisition. We allocate the purchase price of our acquisitions to the tangible assets, liabilities, and intangible assets acquired, including in-process research and development ("IPR&D"), based on their estimated fair values. The excess purchase price over those fair values is recorded as goodwill. The excess fair values over the purchase price is allocated as a pro-rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans and (e) any other current assets.

Advanced Digital Information Corporation

On August 22, 2006 (the "Acquisition Date"), we completed our acquisition of ADIC, a publicly traded provider of storage solutions for the open systems marketplace, pursuant to the terms of the Agreement and Plan of Merger ("Merger Agreement"), dated May 2, 2006. ADIC's results of operations are included in our Consolidated Statements of Operations and Cash Flows from the Acquisition Date. We acquired ADIC to expand our global sales force, market access and product offerings into the enterprise and data management software space.

The total purchase price for ADIC is comprised of (in thousands, except share and per-share data):

Acquisition of 63.4 million shares of outstanding common stock of ADIC at $12.25 per share:	
In cash (62.9 million shares)	$770,612
In exchange for Quantum stock (0.5 million ADIC shares converted to 1.9 million Quantum shares)	4,070
Fair value of ADIC stock options assumed	10,471
Acquisition related transaction costs	7,791
Total purchase price	$792,944

Pursuant to the Merger Agreement, each outstanding share of ADIC common stock was converted into the right to receive either (a) $12.25 in cash or (b) a number of shares of Quantum common stock equal to the number of ADIC shares of common stock multiplied by 3.461, with ADIC stockholders given the choice to elect to receive cash, stock or a combination of the two.

As of August 22, 2006, ADIC had approximately 2.5 million stock options outstanding. Based on the exchange ratio of 5.9756 calculated in accordance with the formula in the Merger Agreement, we assumed the outstanding options of ADIC, which are exercisable for an aggregate of 14.7 million shares of Quantum common stock. The fair value of options assumed was calculated using a Black-Scholes-Merton valuation model with the following assumptions for vested and unvested options assumed, respectively: expected life of 1.4 to 2.7 years, risk-free interest rate of 5.22% and 5.07%, expected volatility of 36.8% to 45.8% and no dividend yield. The portion of the estimated fair value of unvested ADIC options related to future service is being recognized over the remaining vesting period.

The total purchase price was allocated to ADIC's net tangible and identifiable intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The estimates and assumptions underlying the fair values below are subject to change with regard to completion of the ADIC integration plan and finalizing restructuring costs (in thousands):

Current assets	$ 390,262
Property and equipment	29,758
Service parts for maintenance	16,067
Long-term assets	2,349
Intangible assets	190,278
Goodwill	343,598
Current liabilities *	(156,183)
Long-term liabilities	(37,885)
In-process research and development	14,700
Total purchase price	$ 792,944

* Current liabilities include approximately $13.6 million of a restructuring liability related to the acquisition. The restructuring liability is primarily related to the severance benefits for pre-merger ADIC employees at the time of the acquisition.

Goodwill related to the ADIC acquisition has increased a net $5.4 million from our original preliminary purchase price allocation. Goodwill increased due to a decrease of $6.7 million in the estimated fair value of certain IT assets, $2.1 million due to a changed estimate of deferred tax liabilities associated with Australian taxes and $0.6 million related to a net change in the estimate of amounts to be paid to certain vendors and service providers. This was partially offset by a $2.2 million net decrease in the estimate of severance benefits paid to certain pre-merger ADIC employees, $1.0 million due to settlement of a German tax contingency and $0.8 million of other items.

In performing our purchase price allocation, we considered, among other factors, our intention for future use of acquired assets, analyses of historical financial performance and estimates of future performance of ADIC's products. The fair value of intangible assets was based, in part, on a valuation using a discounted cash flow approach and other valuation techniques as well as estimates and assumptions provided by management. The following table sets forth the components of intangible assets associated with the acquisition and the weighted-average amortization period (fair value in thousands):

	Fair Value	Amortization (Years)
Purchased technology	$ 92,493	4.7
Customer lists	92,600	7.1
Trademarks	4,700	5.8
Non-compete agreements	485	5.0
Total intangible assets acquired	$190,278	5.9

Purchased technology, which comprises products that have reached technological feasibility, includes products in most of ADIC's product lines, principally the ADIC Scalar i2000 and Scalar i500 libraries and StorNext data management software. It also includes a combination of ADIC processes, patents and trade secrets related to the design and development of ADIC's products. This proprietary know-how can be leveraged to develop new technology and improve our products. Customer lists represent the underlying relationships and agreements with ADIC's installed customer base.

We expensed IPR&D upon acquisition as it represented incomplete ADIC research and development projects that had not reached technological feasibility and had no alternative future use as of the Acquisition Date.

Technological feasibility is established when an enterprise has completed all planning, designing, coding and testing activities that are necessary to establish that a product can be produced to meet its design specifications including functions, features and technical performance requirements. The value assigned to IPR&D of $14.7 million was determined by considering the importance of each project to our overall development plan, estimating costs to develop the purchased IPR&D into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows using a discount rate of 18% to their present value based on the percentage of completion of the IPR&D projects. Purchased IPR&D relates to projects associated with the ADIC Scalar i2000 and Scalar i500 products that had not yet reached technological feasibility as of the Acquisition Date and have no alternative future use.

Certance Holdings

On January 5, 2005, we acquired all of the shares of Certance Holdings and its subsidiaries ("Certance"), a privately held supplier of tape backup drives and data protection solutions, for $60 million in cash paid to the Certance shareholders plus $2.5 million for the direct costs of the acquisition. Under the terms of the acquisition, the total consideration of $60 million payable by us upon acquisition was paid as of March 31, 2006.

With the acquisition, we offer end-users a broad range of tape technology choices for meeting their individual backup, recovery and archive needs. The acquisition also enhanced our tape drive and media business by expanding our product and intellectual property portfolio, broadening our end-user customer base and further strengthening our revenue and cash generating foundation.

The purchase price at the time of the acquisition was allocated based on the estimated fair value of net tangible and intangible assets acquired, and liabilities assumed, to the following assets and liabilities (in thousands):

Current assets	$ 69,311
Property and equipment	4,248
Long-term assets	2,261
Intangibles	25,070
Current liabilities *	(36,605)
Long-term liabilities	(1,980)
Total purchase price	$ 62,305

* Current liabilities included approximately $3.7 million of a restructuring liability related to the acquisition as of March 31, 2005. The restructuring liability related to the severance benefits for pre-merger Certance employees at the time of the acquisition and the facility charges for certain vacant facilities in the United Kingdom. There was no remaining restructuring liability related to Certance as of March 31, 2007 or 2008.

Note 6: Sale of Malaysia Subsidiary

On July 1, 2007 we sold a Malaysia subsidiary to a third party contract manufacturer ("the Purchaser") for approximately $8.3 million in cash. We effectively sold the assets of our Malaysian manufacturing operation, including the facility, inventory and other assets, and the Purchaser assumed certain liabilities in the sale. There was no gain or loss from this sale. We received net proceeds of $2.2 million, net of cash sold. In connection with the sale agreement, a workforce of approximately 600 employees employed by us at June 30, 2007 transferred their employment to the Purchaser on July 1, 2007. The value of assets sold to and liabilities assumed by the Purchaser on July 1, 2007 was as follows (in thousands):

	Amount
Cash and cash equivalents	$ 6,140
Inventories	7,031
Property and equipment, net	5,111
Other assets	422
Accounts payable	(8,305)
Other accrued liabilities	(2,083)
	$ 8,316

Note 7: Cash, Marketable Securities and Other Investments

Cash, Cash Equivalents and Marketable Securities

The following is a summary of our cash, cash equivalents and marketable securities (in thousands):

	As of March 31, 2008	As of March 31, 2007
Cash	$ 24,428	$ 39,467
Certificates of deposit	9,230	—
Money market funds	59,985	20,459
Auction rate securities	—	35,000
	$ 93,643	$ 94,926
Included in cash and cash equivalents	$ 93,643	$ 59,926
Included in marketable securities	—	35,000
	$ 93,643	$ 94,926

A substantial portion of cash was invested in overnight interest-bearing accounts as of March 31, 2008. There were no marketable securities as of March 31, 2008. As of March 31, 2007, all auction rate securities were classified as available for sale. During fiscal 2008 and 2007, sales of marketable securities resulted in no realized gains or losses.

Other Investments

Other investments consist of private technology venture limited partnerships and privately held technology companies that are recorded in other long-term assets on the Consolidated Balance Sheets. At March 31, 2008 and March 31, 2007, we held $2.1 million and $1.5 million, respectively, of investments in private technology venture limited partnerships that are accounted for under the equity method. We recorded a $0.4 million and a $0.2 million net gain for the twelve months ended March 31, 2008 and 2007, respectively, related to our investments in private technology venture limited partnerships. These gains were primarily based on the general partners' estimates of the fair value of non-marketable securities held by the partnerships and, to a lesser extent, realized gains and losses from the partnerships' disposal of securities. We did not have investments in private technology venture limited partnerships in fiscal 2006.

At March 31, 2008, we did not hold any investments in privately held technology companies compared to $3.5 million as of March 31, 2007. During fiscal 2008, we recognized a net gain of $2.1 million from the sale of shares in a privately held technology company that completed an initial public offering during June 2007. Additionally, during fiscal 2008, we recognized a net $0.3 million loss due to an other-than-temporary impairment of an investment in a privately held technology company that had been accounted for under the cost method. In fiscal 2007, we realized $0.4 million in net gains related to other investments.

Gains and losses realized from these investments are included in interest and other income, net on the Consolidated Statements of Operations. During fiscal 2008, 2007 and 2006, gross realized gains and losses from other investments were as follows (in thousands):

	Gross Realized Gains	Gross Realized Losses	Net Gains
2008	$ 2,990	$ (706)	$2,284
2007	617	—	617
2006	—	—	—

Note 8: Inventories, Property and Equipment and Service Parts for Maintenance

Inventories consisted of (in thousands):

	As of March 31,	
	2008	2007
Materials and purchased parts	$ 28,499	$ 45,011
Work in process	3,256	7,234
Finished goods	44,240	38,908
	$ 75,995	$ 91,153

Property and equipment consisted of (in thousands):

	As of March 31,	
	2008	2007
Machinery and equipment	$ 170,071	$ 167,564
Furniture and fixtures	8,687	9,208
Buildings and leasehold improvements	23,103	24,276
	$ 201,861	$ 201,048
Less: accumulated depreciation	(162,590)	(150,807)
	$ 39,271	$ 50,241

Service parts for maintenance consisted of (in thousands):

	As of March 31,	
	2008	2007
Service parts for maintenance	$ 123,492	$ 114,016
Less: accumulated amortization	(46,281)	(31,655)
	$ 77,211	$ 82,361

Sale of Ireland Facility

In May 2006, we completed the sale of our facility in Dundalk, Ireland, where we performed service operations for several products. We sold the facility for $6.0 million, and the total gain on this asset held for sale was approximately $3.2 million which was recorded during fiscal 2007 in interest income and other, net in the Consolidated Statements of Operations.

Asset Retirement Obligations

We have asset retirement obligations related to certain leased facilities where we have contractual commitments to remove leasehold improvements in certain cases and return the property to a specified condition when the lease terminates. At March 31, 2008 and 2007, the estimated value of these obligations was $2.5 million and $2.1 million, respectively, and is classified in other accrued liabilities and other long-term liabilities in the Consolidated Balance Sheets. At March 31, 2008, the net book value of the asset related to our asset retirement obligations approximated $0.8 million. The accretion associated with our asset retirement obligations for the years ended March 31, 2008, 2007 and 2006 was $1.1 million, $0.3 million, and $0.5 million respectively.

Note 9: Goodwill and Intangible Assets

Net goodwill and intangible assets as of March 31, 2008 and 2007 represented approximately 51% and 52% of total assets, respectively. The goodwill and intangible asset balances, net of amortization, as of March 31, 2008 and 2007 were $540.7 million and $588.6 million, respectively.

Acquired intangible assets are amortized over their estimated useful lives, which generally range from one to eight years. In estimating the useful lives of intangible assets, we considered the following factors:

- The cash flow projections used to estimate the useful lives of the intangible assets showed a trend of growth that was expected to continue for an extended period of time;
- Our tape automation products and our disk-based backup products, in particular, have long development cycles; these products and our software products have experienced long product life cycles; and
- Our ability to leverage core technology into backup, recovery and archive solutions and, therefore, to extend the lives of these technologies.

Following is the weighted average amortization period for our intangible assets:

	Amortization (Years)
Purchased technology	6.2
Trademarks	7.5
Non-compete agreements	5.0
Customer lists	7.0
All intangible assets	6.6

Intangible amortization within our Consolidated Statements of Operations for the years ended March 31, 2008, 2007 and 2006 follows (in thousands):

	For the year ended March 31,		
	2008	2007	2006
Purchased technology	$31,857	$27,712	$17,388
Trademarks	3,457	3,347	3,007
Non-compete agreements	100	63	—
Customer lists	13,297	10,870	1,283
	$48,711	$41,992	$21,678

The following tables provide a summary of the carrying amount of intangible assets that will continue to be amortized (in thousands):

	As of March 31, 2008			As of March 31, 2007		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Purchased technology	$188,619	$ (113,952)	$ 74,667	$189,119	$ (82,595)	$106,524
Trademarks	27,260	(22,678)	4,582	27,260	(19,221)	8,039
Non-compete agreements	500	(168)	332	2,000	(1,568)	432
Customer lists	108,218	(37,909)	70,309	108,272	(24,666)	83,606
	$324,597	$ (174,707)	$149,890	$326,651	$ (128,050)	$198,601

In fiscal 2008 we wrote off $1.5 million of non-compete agreements and $0.1 million of customer lists intangibles and their associated accumulated amortization because these intangibles had no future value. These intangibles were related to business acquisitions completed several years ago. These intangibles were fully amortized and their write off did not impact our results of operations. Also during fiscal 2008, the purchased technology intangibles related to a software intangible purchased in fiscal 2007 intended to be used in future product development was determined to have no future value to our planned future operations. We accelerated $0.3 million of amortization to bring the net book value to zero and subsequently wrote off $0.5 million of purchased technology intangible and accumulated amortization in fiscal 2008.

The total expected future amortization related to intangible assets is provided in the table below (in thousands):

	Amortization
Fiscal 2009	$ 40,203
Fiscal 2010	36,113
Fiscal 2011	28,679
Fiscal 2012	20,498
Fiscal 2013	12,904
Fiscal 2014 and thereafter	11,493
Total as of March 31, 2008	$ 149,890

Note 10: Accrued Warranty and Indemnifications

Accrued Warranty

The following table details the change in the accrued warranty balance (in thousands):

	For the year ended March 31,	
	2008	2007
Balance as of April 1	$ 30,669	$ 32,422
Warranties assumed from ADIC	—	6,945
Additional warranties issued	27,307	21,937
Adjustments for warranties issued in prior fiscal years	(1,441)	1,271
Settlements	(36,673)	(31,906)
Balance as of March 31	$ 19,862	$ 30,669

We generally warrant our products against defects from three to 36 months. A provision for estimated future costs and estimated returns for credit relating to warranty is recorded when products are shipped and revenue recognized. Our estimate of future costs to satisfy warranty obligations is primarily based on historical trends and, if believed to be significantly different from historical trends, estimates of future failure rates and future costs of repair including materials consumed in the repair, labor and overhead amounts necessary to perform the repair.

If future actual failure rates differ from our estimates, we record the impact in subsequent periods. If future actual costs to repair were to differ significantly from our estimates, we would record the impact of these unforeseen cost differences in subsequent periods.

Indemnifications

We have certain financial guarantees, both express and implied, related to product liability and potential infringement of intellectual property. Other than certain product liabilities recorded as of March 31, 2008 and 2007, we did not record a liability associated with these guarantees, as we have little or no history of costs associated with such indemnification requirements. Contingent liabilities associated with product liability may be mitigated by insurance coverage that we maintain.

In the normal course of business to facilitate transactions of our services and products, we indemnify certain parties with respect to certain matters. We have agreed to hold certain parties harmless against losses arising from a breach of representations or covenants, or out of intellectual property infringement or other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, we have entered into indemnification agreements with our officers and directors, and our bylaws contain similar indemnification obligations to our agents.

It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made by us under these agreements have not had a material impact on our operating results, financial position or cash flows.

Note 11: <u>Convertible Subordinated Debt and Long-Term Debt</u>

Our debt includes the following (in thousands):

	As of March 31,	
	2008	2007
Convertible subordinated debt	$ 160,000	$ 160,000
Revolving credit facility	—	25,000
Term loans	340,000	337,500
	$ 500,000	$ 522,500
Weighted-average interest rate for the year ended March 31	7.77%	8.11%

Convertible Subordinated Debt

On July 30, 2003, we issued 4.375% convertible subordinated notes in the aggregate principal amount of $160 million in a private placement transaction. The notes are unsecured obligations subordinated in right of payment to all of our existing and future senior indebtedness. The notes mature on August 1, 2010 and are convertible at the option of the holders at any time prior to maturity into an aggregate of 36.8 million shares of Quantum common stock at a conversion price of $4.35 per share. We cannot redeem the notes prior to August 5, 2008.

Long-Term Debt

To fund the acquisition of ADIC in August 2006, we entered into a secured senior credit facility ("August 2006 credit facility") with a group of lenders that provided a $150 million revolving credit line, a $225 million term loan and a $125 million second lien term loan with maturity dates of August 22, 2009, August 22, 2012 and August 22, 2013, respectively.

On July 12, 2007, we refinanced our August 2006 credit facility by entering into another senior secured credit agreement ("current credit agreement") with a different group of lenders, providing a $50 million revolving credit facility and a $400 million term loan. We borrowed $400 million on the term loan to repay all borrowings under our August 2006 credit facility. We incurred and capitalized $8.1 million of loan fees related to this current credit agreement which are included in other long-term assets in our Consolidated Balance Sheet. These fees are being amortized to interest expense over the respective loan terms. In conjunction with the repayment of our August 2006 credit facility, the unamortized debt costs of $8.1 million related to that borrowing were written off to interest expense in the second quarter of fiscal 2008 and are included as a component of amortization in the Consolidated Statement of Cash Flows. Additionally, we incurred $4.5 million in prepayment fees when we repaid our August 2006 credit facility.

Under the current credit agreement, the $400 million term loan matures on July 12, 2014, but is subject to accelerated maturity on February 1, 2010 if we do not repay, refinance to extend the maturity date, or convert into equity the existing $160 million convertible subordinated debt prior to February 1, 2010. Interest accrues on the term loan at our option based on either, a prime rate plus a margin of 2.5%, or a three month LIBOR rate plus a margin of 3.5%. The interest rate on the term loan was 6.2% at March 31, 2008. Commencing September 30, 2007, we began to make required quarterly principal payments of $1.0 million on the term loan and we will make a final payment of all outstanding principal and interest at maturity. The term loan may be prepaid at any time, subject to an additional payment of 1.0% of the principal amount being prepaid for any prepayment made before July 12, 2008. In addition, on an annual basis commencing with our fiscal year ended March 31, 2008, we are required to perform a calculation of excess cash flow which may require an additional payment of the principal amount. The fiscal 2008 calculation of excess cash flow did not require additional principal payments. During fiscal 2008, we made principal payments of $60 million on the term loan and incurred $0.6 million in prepayment fees.

Under the current credit agreement we have the ability to borrow up to $50 million under a senior secured revolving credit facility which expires July 12, 2012. We currently have letters of credit totaling $2.3 million, reducing the available borrowings on the revolver to $47.7 million. Interest accrues on the revolving credit facility at our option based on either, a prime rate plus a margin of 2.5%, or a three month LIBOR rate plus a margin of 3.5%. Annually, we are required to pay a 0.5% commitment fee on undrawn amounts under the revolving credit facility.

The revolving credit facility and term loan are secured by a blanket lien on all of our assets and contain certain financial and reporting covenants which we are required to satisfy as a condition of the credit line and term loan including a limitation on issuing dividends. As of March 31, 2008, we were in compliance with the debt covenants. We did not borrow on the revolving credit facility in fiscal 2008. Our outstanding term debt was $340 million at March 31, 2008.

Debt Maturities

A summary of the maturities for our convertible subordinated debt and outstanding term loan follows (in thousands):

Fiscal 2009	$ 4,000
Fiscal 2010	4,000
Fiscal 2011	164,000
Fiscal 2012	4,000
Fiscal 2013	4,000
Fiscal 2014 and thereafter	320,000
Total as of March 31, 2008	$500,000

Note 12: Derivatives

Since the third quarter of fiscal 2007, we have had an interest rate collar instrument with a financial institution that fixes the interest rate on $87.5 million of our variable rate term loan between a three month LIBOR rate floor of 4.64% and a cap of 5.49% through December 2008. Whenever the three month LIBOR rate is greater than the cap, we receive from the financial institution the difference between 5.49% and the current three month LIBOR rate on the notional amount. Conversely, whenever the three month LIBOR rate is lower than the floor, we remit to the financial institution the difference between 4.64% and the current three month LIBOR rate on the notional amount. During the fiscal 2008, the three month LIBOR rate was within the floor and cap.

Under the terms of the current credit agreement, we are required to hedge floating interest rate exposure on 50% of our funded debt balance beginning December 31, 2007 through December 31, 2009. During the third quarter of fiscal 2008, we entered into a separate interest rate collar instrument effective as of December 31, 2007 with another financial institution that fixes the interest rate on an additional $12.5 million of our variable rate term loan between a three month LIBOR rate floor of 2.68% and a cap of 5.25% through December 2008 and fixes the interest rate on $100 million of our variable rate term loan between the same floor and cap from December 31, 2008 through December 2009. Whenever the three month LIBOR rate is greater than the cap, we receive from the financial institution the difference between 5.25% and the current three month LIBOR rate on the notional amount. Conversely, whenever the three month LIBOR rate is lower than the floor, we remit to the financial institution the difference between 2.68% and the current three month LIBOR rate on the notional amount. The three month LIBOR was within the floor and cap from inception through March 31, 2008.

Our interest rate collars did not meet all of the criteria necessary for hedge accounting prescribed by SFAS No. 133. We record the change in fair market value in other accrued liabilities and other long-term liabilities in the Consolidated Balance Sheets and in interest income and other, net in the Consolidated Statements of Operations. As of March 31, 2008 and 2007, the cumulative loss on the interest rate collars was $2.2 million and $0.1 million, respectively.

We do not engage in hedging activity for speculative or trading purposes. We did not utilize foreign currency forward exchange contracts in fiscal 2008, 2007 or 2006 and there were no foreign currency forward contracts outstanding as of March 31, 2008, 2007 or 2006.

Note 13: Restructuring Charges

In fiscal 2008, 2007 and 2006, we took steps to reduce costs in an effort to return to profitability and rationalize our operations following acquisitions. During fiscal 2007, management approved and began executing plans to restructure certain operations of Quantum and pre-merger ADIC to eliminate redundant costs resulting from the acquisition of ADIC, implement strategic roadmap decisions and improve efficiencies in operations. The restructuring charges that resulted from these cost reduction efforts relate to the outsourcing of certain manufacturing, repair and service operations, consolidation of our operations and partnering with a third party on certain research and development efforts. Substantially all restructuring efforts related to the ADIC and Certance acquisitions have been completed as of March 31, 2008.

The following tables show the type of restructuring expense (reversal) for fiscal 2008, 2007 and 2006 (in thousands):

	For the year ended March 31,		
	2008	2007	2006
By expense type			
Severance and benefits	$5,778	$11,150	$15,259
Facilities	2,957	(1,701)	2,859
Fixed assets	568	1,229	—
Other	416	2,130	512
Total	$9,719	$12,808	$18,630
By cost reduction actions			
Outsource certain manufacturing, repair and service functions	$ —	$ 2,561	$ 9,027
Consolidate operations supporting our business	4,155	10,247	9,603
Partner with third party on certain research and development efforts	5,564	—	—
Total	$9,719	$12,808	$18,630

Fiscal 2008

During fiscal 2008, our restructuring severance and benefits resulted in a net expense of $5.8 million primarily due to our decision to partner with a third party on certain research and development efforts and to a lesser extent actions to improve efficiencies in operations. The net restructuring expense was offset in part by reversals, primarily due to severance and benefits costs for employees whose positions were retained in a variety of functions throughout the world. We expect the remaining accrued severance and benefit restructuring charges to be paid to the impacted employees during fiscal 2009.

We continued activities to consolidate our operations into fewer locations during fiscal 2008. Our facility restructuring charges were the result of consolidation actions in Boulder, Colorado and consolidating our European locations and service operations as well as early termination fees on telephone and data services. We also recorded $0.6 million in fixed asset write-offs in fiscal 2008 related to disposal of fixed assets due to consolidating operations within our European locations. Other restructuring charges were generally moving costs to consolidate inventory into fewer locations.

In addition to the restructuring charges incurred in fiscal 2008, we had $0.5 million in net reversals related to restructuring costs associated with exiting activities of pre-merger ADIC in the first quarter of fiscal 2008. These reversals were primarily due to severance and benefits costs for employees whose positions were retained in a variety of functions throughout the world. These reversals were recognized in the first quarter of fiscal 2008 as a reduction of the liability assumed in the purchase business combination that had been included in the allocation of the cost to acquire ADIC and, accordingly, resulted in a decrease to goodwill rather than an expense reduction.

Fiscal 2007

We recorded expenses of $11.2 million for severance and benefits associated with eliminating redundancies and streamlining operations identified in all areas of our business during the year ended March 31, 2007 resulting from our evaluation and integration of ADIC and the strategic direction of our business. Approximately 23% of our severance and benefits restructuring charges were related to outsourcing certain manufacturing, repair and service functions, the largest of which was due to closing our Scotland operation. Substantially all severance and benefits restructuring charges were paid to the impacted employees during fiscal 2007 and 2008.

The $1.7 million facilities reversal resulted from the decision to use a previously vacated Colorado facility in which to consolidate our U.S. manufacturing, repair and service operations. We incurred a $1.2 million charge related to noncancellable purchase commitments related to research and development projects that were cancelled as we implemented strategic roadmap decisions. In addition to the research and development costs, we had $0.9 million of noncancellable purchase commitments for inventory related to planned future generation products that will not be produced. We also had $1.2 million in fixed asset write-offs for tooling and related CIP assets impacted by implementation of our strategic roadmap decisions.

In addition to the restructuring expenses in fiscal 2007, the net restructuring costs associated with exiting activities of pre-merger ADIC were $14.1 million, consisting primarily of severance and benefits costs for employees in a variety of functions throughout the world and, to a lesser extent, excess facilities obligations in the U.S. These costs were recognized as a liability assumed in the purchase business combination and were included in the allocation of the cost to acquire ADIC and, accordingly, resulted in an increase to goodwill rather than an expense in fiscal 2007.

Fiscal 2006

In fiscal 2006, a total of $9.0 million in charges were recorded as severance as a result of the closing of the site in Dundalk, Ireland, and the outsourcing of repair operations in the European region. We classified $0.5 million of the charges associated with this closure as a component of cost of revenue during fiscal 2006. This closure was completed during fiscal 2007.

A charge of $6.7 million was recorded as severance as part of the continuing effort to streamline our IT, product development and marketing processes following product platform transitions and consolidation of the marketing function. In addition, a charge of $2.9 million was also recorded for our facility in Colorado Springs, Colorado to reflect changes in lease assumptions as a result of the completion of the sale-leaseback transaction. This facility was subsequently used for operations and some of these charges were reversed in fiscal 2007.

The following tables show the activity and the estimated timing of future payouts for accrued restructuring (in thousands):

	Severance and benefits	Facilities	Fixed Assets	Other	Total
Balance as of March 31, 2005	$ 3,656	$ 4,048	$ —	$ —	$ 7,704
Restructuring costs	15,704	3,013	—	512	19,229
Cash payments	(8,736)	(3,895)	—	—	(12,631)
Non-cash charges and other	(151)	(21)	—	(512)	(684)
Restructuring charge reversal	(427)	(172)	—	—	(599)
Balance as of March 31, 2006	10,046	2,973	—	—	13,019
Restructuring costs	29,243	898	1,232	2,130	33,503
Cash payments	(23,759)	(1,378)	—	(292)	(25,429)
Non-cash charges and other	150	—	(1,232)	(88)	(1,170)
Restructuring charge reversal	(4,933)	(1,701)	—	—	(6,634)
Balance as of March 31, 2007	10,747	792	—	1,750	13,289
Restructuring costs	9,110	3,368	568	562	13,608
Cash payments	(15,619)	(1,023)	—	(755)	(17,397)
Non-cash charges and other	99	6	(568)	(812)	(1,275)
Restructuring charge reversal	(3,834)	(411)	—	(146)	(4,391)
Balance as of March 31, 2008	$ 503	$ 2,732	$ —	$ 599	$ 3,834
Estimated timing of future payouts:					
Fiscal 2009	$ 503	$ 1,684	$ —	$ 599	$ 2,786
Fiscal 2010 to 2013	—	1,048	—	—	1,048
	$ 503	$ 2,732	$ —	$ 599	$ 3,834

The $3.8 million restructuring accrual as of March 31, 2008 is comprised of obligations for severance and benefits and vacant facilities in addition to noncancellable purchase obligations. The severance and benefits charges will be paid during fiscal 2009. The facilities charges relating to vacant facilities in Europe and the U.S. will be paid over their respective lease terms, which continue through fiscal 2013. Other restructuring accruals relate to contractual termination fees and are expected to be paid in fiscal 2009.

Additional charges may be incurred in the future related to these restructurings, particularly if the actual costs associated with restructured activities are higher than estimated.

Note 14: Patent Cross-License Agreement

During fiscal 2007, we recorded a $3.3 million license fee as royalty revenue relating to a patent cross-license agreement with Data Domain, a privately held company at the time. The cross-license agreement provides each party a license to the other's patents covering data de-duplication and certain other non-tape data storage technologies. Under the terms of our agreement, Data Domain paid the license fee with shares of its common stock. In fiscal 2008, we sold these shares of common stock in Data Domain's initial public offering and recognized a gain of $2.1 million from the sale.

Note 15: Stockholder Rights Agreement, Common Stock and Common Stock Repurchases

We have a stockholder rights agreement (the "Rights Agreement") that provides existing stockholders with the right to purchase preferred stock in the event of certain changes in our ownership. Specifically, existing stockholders will have the right to purchase one one-thousandth of a share of Series B Junior Participating Preferred Stock for each share of common stock held, or, under certain circumstances, shares of common stock with a market value twice the exercise price of such right. The purchase price in either case is determined by the Board of Directors, subject to adjustment.

On October 28, 2002, we amended our Rights Agreement to allow Private Capital Management to acquire up to 25% of our outstanding common stock without triggering the issuance of the preferred shares in exchange for its entering into a Stockholder Agreement with us that places certain restrictions on Private Capital Management with respect to its ownership and control of its shares of our common stock. The effect of both amendments to the Rights Agreement on holders of our common stock is that it is less likely that the preferred shares under the Rights Agreement will be issued to the holders of our common stock.

On November 1, 2006, we amended our Rights Agreement in a second amendment such that the beneficial ownership by any person or entity of up to 25% of our common stock (including ownership of convertible notes or other securities convertible into our common stock) will not trigger a distribution pursuant to the Rights Agreement, provided that such person or entity beneficially owns no more than 20% of our outstanding common stock (including ownership of securities convertible into our common stock, but excluding ownership of notes convertible into our common stock).

Subject to certain exceptions, including the first amendment discussed above with respect to Private Capital Management, these rights may be exercised the tenth day after any person or group becomes the beneficial owner (or makes an offer that would result in such beneficial ownership) of 20% or more of the outstanding common stock. If such change in beneficial ownership is combined with a merger of Quantum or a sale of more than 50% of our assets, then the existing stockholders have the right to purchase, for the exercise price, a number of shares of common stock in the surviving entity having a market value of twice the exercise price of such right. The Rights Agreement may serve as a deterrent to takeover tactics that are not in the best interests of stockholders. There are 1,000,000 preferred shares reserved for issuance under the Rights Agreement.

During fiscal 2000, the Board of Directors authorized us to repurchase up to $700 million of our common stock in open market or private transactions. As of March 31, 2008 and 2007, there was approximately $87.9 million remaining on our authorization to repurchase Quantum common stock. Our ability to repurchase our common stock is restricted under our credit facility covenants.

Note 16: 401K Plan

Substantially all of the U.S. employees are eligible to make contributions to our 401(k) savings and investment plan. We match a percentage of our employees' contributions and may also make additional discretionary contributions to the plan. Employer contributions were $3.3 million, $3.2 million and $2.1 million in fiscal 2008, 2007 and 2006, respectively.

Note 17: Income Taxes

Income tax provision (benefit) consists of the following (in thousands):

	As of March 31, 2008	2007	2006
Federal:			
Current	$ 150	$ (765)	$ —
Deferred	—	—	—
	150	(765)	—
State:			
Current	699	626	464
Deferred	—	—	—
	699	626	464
Foreign:			
Current	(1,191)	4,071	1,005
Deferred	(140)	1,006	(71)
	(1,331)	5,077	934
Income tax provision (benefit)	$ (482)	$4,938	$1,398

The income tax provision (benefit) from continuing operations differs from the amount computed by applying the federal statutory rate of 35% to loss before income taxes as follows (in thousands):

	As of March 31, 2008	2007	2006
Benefit at federal statutory rate	$(21,251)	$(20,704)	$(13,909)
State taxes	641	626	464
Unbenefited losses and credits	21,836	25,425	15,118
Net release of contingent tax reserves	(1,558)	—	—
Taxes on dividend repatriation	—	(765)	—
Other	(150)	356	(275)
	$ (482)	$ 4,938	$ 1,398

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of deferred tax assets and liabilities are as follows (in thousands):

	As of March 31,	
	2008	2007
Deferred tax assets:		
Inventory valuation methods	$ 19,093	$ 18,989
Accrued warranty expense	8,044	12,322
Distribution reserves	5,442	5,743
Loss carryforwards	53,851	55,103
Foreign tax and research and development credit carryforwards	242,470	223,792
Restructuring charge accruals	1,416	4,271
Other accruals and reserves not currently deductible for tax purposes	30,735	25,782
Depreciation and amortization methods	29,486	34,128
	390,537	380,130
Less valuation allowance	(278,290)	(263,437)
Deferred tax asset	$ 112,247	$ 116,693
Deferred tax liabilities:		
Acquired intangibles	$ (59,006)	$ (75,402)
Tax on unremitted foreign earnings	(19,673)	(25,492)
Other	(35,148)	(15,413)
Deferred tax liability	$ (113,827)	$ (116,307)
Net deferred tax asset(liability)	$ (1,580)	$ 386

Pretax loss from foreign operations was $11.9 million for fiscal 2008 compared to pretax income of $17.1 million and $10.2 million in fiscal 2007 and 2006, respectively.

As a result of our implementation of FIN No. 48, we recognized a $1.2 million decrease to the April 1, 2007 accumulated deficit balance due to adjustments for certain unrecognized tax benefits. At April 1, 2007, we had approximately $26.0 million in total unrecognized tax benefits, $12.4 million of which was accounted for as a reduction to the April 1, 2007 net deferred tax asset and valuation allowance balances. We have historically classified unrecognized tax benefits in current income taxes payable. As a result of adoption of FIN No. 48, we reclassified unrecognized tax benefits to long-term deferred income taxes which is included in other long-term liabilities on the Consolidated Balance Sheet.

A reconciliation of the gross unrecognized tax benefits is as follows (in thousands):

Balance at April 1, 2007	$26,010
Settlement and effective settlements with tax authorities and related remeasurements	(2,926)
Lapse of statute of limitations	(631)
Increase in balances related to tax positions taken in prior period	631
Decreases for tax positions taken in prior year	(512)
Increases in balances related to tax positions taken during current period	—
Balance at March 31, 2008	$22,572

During fiscal 2008, we recorded a net decrease in our unrecognized tax benefits primarily due to closure of the examination of certain foreign subsidiaries. The total unrecognized tax benefit remaining at March 31, 2008 amounted to $24.7 million, including interest and penalties. Of this total, $18.3 million, if recognized, would favorably affect the effective tax rate.

We recognize interest and penalties related to uncertain tax positions in income tax expense. To the extent accrued interest and penalties do not become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. At March 31, 2008 accrued interest and penalties totaled $2.2 million.

We file our tax returns as prescribed by the laws of the jurisdictions in which we operate. Our U.S. tax returns have been audited for years through 2002 by the Internal Revenue Service. In other major jurisdictions, we are generally open to examination for the most recent three to five fiscal years. Although timing of the resolution and closure on audits is highly uncertain, we do not believe it is reasonably possible that the unrecognized tax benefits would materially change in the next 12 months.

In connection with the disposition of our hard-disk drive business, HDD, to Maxtor, we entered into a Tax Sharing and Indemnity Agreement with Maxtor, dated as of April 2, 2001 (the "Tax Sharing Agreement") that, among other things, defined each company's responsibility for taxes attributable to periods prior to April 2, 2001. Pursuant to a settlement agreement entered into between the companies dated as of December 23, 2004, Maxtor's remaining tax indemnity liability under section 3(a) of the Tax Sharing Agreement was limited to $8.8 million. As of March 31, 2008, $6.0 million remains as the indemnity liability. We believe that this amount is sufficient to cover the remaining potential tax liabilities under this section of the Tax Sharing Agreement.

As of March 31, 2008, we had federal net operating loss and tax credit carryforwards of approximately $149.7 million and $185.2 million, respectively. Our federal net operating loss carryforwards include $30.2 million attributable to excess tax deductions from stock option exercises, and are not included in the deferred tax assets shown above. The benefit of these loss carryforwards will be credited to equity when realized. The net operating loss and tax credit carryforwards expire in varying amounts beginning in fiscal 2009 if not previously utilized, the utilization of which is limited under the tax law ownership change provision. These carryforwards include $11.9 million of acquired net operating losses and $9.9 million of credits.

Our manufacturing operations in Malaysia operated under a tax holiday which expires in fiscal 2016. We sold this Malaysia subsidiary in fiscal 2008 and had no material tax holiday benefits in fiscal 2008. The net impact of the tax holiday in fiscal 2007 was to decrease our net loss by approximately $2.7 million, or $0.01 per share, diluted. We had no material tax holiday benefits during fiscal 2006.

Due to our history of net losses, and the difficulty in predicting future results, we believe that we cannot rely on projections of future taxable income to realize the deferred tax assets. Accordingly, we have established a full valuation allowance against our U.S. net deferred tax assets. Significant management judgment is required in determining our deferred tax assets and liabilities and valuation allowances for purposes of assessing our ability to realize any future benefit from our net deferred tax assets. We intend to maintain this valuation allowance until sufficient positive evidence exists to support the reversal of the valuation allowance. Our income tax expense recorded in the future will be reduced to the extent that sufficient positive evidence materializes to support a reversal of, or decrease in, our valuation allowance. We also have deferred tax assets and liabilities due to prior business acquisitions with corresponding valuation allowances after assessing our ability to realize any future benefit from these acquired net deferred tax assets. If sufficient positive evidence becomes available to support a reversal or decrease in the allowance related to acquired net deferred tax assets, we will record the change in goodwill in the period such evidence becomes available.

Note 18: Net Loss Per Share

The following table set forth the computation of basic and diluted net loss per share (in thousands, except per-share data):

	For the year ended March 31,		
	2008	2007	2006
Net loss	$ (60,234)	$ (64,094)	$ (41,479)
Weighted-average shares outstanding used to compute basic and diluted net loss per share	202,432	192,236	184,063
Basic and diluted net loss per share	$ (0.30)	$ (0.33)	$ (0.23)

The computations of diluted net loss per share for the periods presented excluded the effect of the following because the effect would have been antidilutive:

- 4.375% convertible subordinated notes issued in July 2003, which are convertible into 36.8 million shares of Quantum common stock (229.885 shares per $1,000 note) at a conversion price of $4.35 per share.
- Options to purchase 28.2 million shares, 36.3 million shares and 27.8 million shares of Quantum common stock, which were outstanding as of March 31, 2008, 2007 and 2006, respectively.

- Unvested restricted stock of 4.9 million shares, 3.7 million shares and 0.8 million shares outstanding at March 31, 2008, 2007 and 2006, respectively.

Note 19: Litigation

On May 18, 2006, a lawsuit was filed in King County Superior Court, Seattle, Washington, naming ADIC and its directors as defendants. The lawsuit is a purported class action filed by Richard Carrigan on behalf of an alleged class of ADIC's shareholders. Plaintiff alleged, among other things, that the director defendants breached their fiduciary duties in approving the proposed acquisition of ADIC by Quantum that was publicly announced on May 2, 2006. The suit sought to enjoin the defendants from consummating the proposed acquisition and other relief. Though the acquisition was consummated, the lawsuit remained pending after acquisition and we continued discussions with the plaintiff to reach a resolution. In January 2007 the parties entered into a memorandum of understanding to settle the litigation and submitted a settlement agreement to the Court for approval in May 2007, which was preliminarily approved. We received final approval of the terms of settlement during fiscal 2008.

On October 9, 2007, we filed a lawsuit against Riverbed Technology, Inc ("Riverbed") in the U.S. District Court in the Northern District of California, alleging Riverbed's prior and continuing infringement of a patent held by Quantum related to data de-duplication technology. On November 13, 2007, Riverbed filed a countersuit against Quantum alleging our infringement of a data de-duplication patent held by Riverbed. The parties are currently preparing for trial, which is scheduled for February 2009. Each suit seeks a permanent injunction against the other party, as well as the recovery of monetary damages, including treble damages for willful infringement. We believe that Riverbed's claims are without merit, that Riverbed's patent is invalid and we intend to defend ourselves vigorously. Due to the inherent uncertainty of litigation we cannot identify probable or estimable damages related to either lawsuit.

Note 20: Commitments and Contingencies

Lease Commitments

We lease certain facilities under non-cancelable lease agreements. We also have equipment leases for various office equipment. Some of the leases have renewal options ranging from one to ten years and others contain escalation clauses and provisions for maintenance, taxes or insurance. These leases are operating leases as defined by SFAS No 13, *Accounting for Leases.*

In February 2006, we leased a campus facility in Colorado Springs, Colorado, comprised of three buildings in three separate operating leases with initial terms of five, seven and 15 years. The future minimum lease payment schedule below includes $47.5 million for this location. A portion of this location is subleased and we expect to receive approximately $1.4 million under noncancellable subleases through fiscal 2010.

Rent expense was $17.3 million, $17.6 million and $13.8 million for fiscal 2008, 2007 and 2006, respectively. Sublease income was $1.2 million, $1.5 million and $1.6 million for fiscal 2008, 2007 and 2006, respectively.

Future minimum lease payments under operating leases and sublease income are as follows (in thousands):

	Lease Payments	Sublease Income
For the year ending March 31,		
2009	$ 16,038	$ 1,065
2010	13,853	788
2011	12,169	107
2012	10,163	44
2013	6,087	—
Thereafter	28,910	—
	$ 87,220	$ 2,004

Commitments for Additional Investments

As of March 31, 2008, we had commitments to provide an additional $1.3 million in capital funding towards investments we currently hold in two limited partnership venture capital funds. We will invest funds as required until our remaining commitments are satisfied.

Commitments to Purchase Inventory

We use contract manufacturers for certain manufacturing functions. Under these arrangements, the contract manufacturer procures inventory to manufacture products based upon our forecast of customer demand. We are responsible for the financial impact on the contract manufacturer of any reduction or product mix shift in the forecast relative to materials that the contract manufacturer had already purchased under a prior forecast. Such a variance in forecasted demand could require a cash payment for finished goods in excess of current customer demand or for costs of excess or obsolete inventory. As of March 31, 2008, we had issued non-cancelable purchase commitments for $53.9 million to purchase finished goods from our contract manufacturers and had accrued $1.1 million and $2.8 million as of March 31, 2008 and 2007, respectively, for finished goods in excess of current customer demand or for the costs of excess or obsolete inventory.

Note 21: Geographic and Customer Information

Revenue and long-lived assets (property and equipment, service parts for maintenance, goodwill and intangible assets) by region was as follows (revenue is attributed to regions based on the location of customers) (in thousands):

	For the year ended March 31,					
	2008		2007		2006	
	Revenue	Long-Lived Assets	Revenue	Long-Lived Assets	Revenue	Long-Lived Assets
Americas	$645,264	$ 644,045	$ 675,755	$ 696,891	$559,272	$ 178,785
Europe	263,624	2,417	259,071	9,613	196,378	10,191
Asia Pacific	66,814	10,686	81,348	14,731	78,637	4,075
	$975,702	$ 657,148	$1,016,174	$ 721,235	$834,287	$ 193,051

The following table shows two customers that accounted for 10% or more of our revenue in current or prior years (in millions):

	For the year ended March 31,					
	2008		2007		2006	
	Revenue	% of Revenue	Revenue	% of Revenue	Revenue	% of Revenue
Dell	$ 155.5	16%	$ 198.8	20%	$ 152.4	18%
Hewlett-Packard	$ 82.6	8%	$ 92.2	9%	$ 149.8	18%

Note 22: Unaudited Quarterly Financial Data

(In thousands, except per-share data)

	For the year ended March 31, 2008			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenue	$245,768	$248,507	$252,511	$228,916
Gross margin	$ 78,057	$ 78,275	$ 87,173	$ 75,599
Net loss	$ (22,585)	$ (20,467)	$ (2,390)	$ (14,792)
Basic and diluted loss per share	$ (0.11)	$ (0.10)	$ (0.01)	$ (0.08)

	For the year ended March 31, 2007			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenue	$186,595	$250,370	$301,899	$277,310
Gross margin	$ 52,025	$ 70,613	$ 89,016	$ 81,731
Net loss	$ (3,576)	$ (30,676)	$ (9,524)	$ (20,318)
Basic and diluted loss per share	$ (0.02)	$ (0.16)	$ (0.05)	$ (0.10)

During the second quarter of fiscal 2007, we completed our acquisition of ADIC and expensed $14.7 million of in-process research and development. This transaction is reflected in the net loss and the basic and diluted loss per share for the second quarter of fiscal 2007.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Quantum Corporation

We have audited the accompanying consolidated balance sheets of Quantum Corporation as of March 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2008. Our audits also included the financial statement schedule listed in the index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Quantum Corporation at March 31, 2008 and 2007 and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, in fiscal 2007, Quantum Corporation changed its method of accounting for stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*. Furthermore, as discussed in Note 17 to the consolidated financial statements, effective April 1, 2007, Quantum Corporation adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Quantum Corporation's internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 11, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Palo Alto, California

June 11, 2008

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders of Quantum Corporation

We have audited Quantum Corporation's internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Quantum Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Quantum Corporation maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2008 consolidated financial statements of Quantum Corporation and our report dated June 11, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Palo Alto, California

June 11, 2008

QUANTUM CORPORATION

SCHEDULE II

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

Allowance for doubtful accounts (in thousands)

	Balance at beginning of period	Additions assumed in ADIC Acquisition	Additions (Releases) charged to expense	Deductions (i)	Balance at end of period
For the year ended:					
March 31, 2006	$ 8,962	—	$ (581)	$ (538)	$ 7,843
March 31, 2007	$ 7,843	$ 1,446	$ 133	$ (2,991)	$ 6,431
March 31, 2008	$ 6,431	—	$ 444	$ (1,129)	$ 5,746

(i) Uncollectible accounts written off, net of recoveries.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

ITEM 9A. Controls and Procedures

Attached as exhibits to this Annual Report on Form 10-K are certifications of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), which are required pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This "Controls and Procedures" section of this Annual Report on Form 10-K includes information concerning the controls and controls evaluation referenced in the certifications. This section of the Annual Report on Form 10-K should be read in conjunction with the certifications and the report of Ernst & Young LLP, as described below, for a more complete understanding of the matters presented.

Evaluation of Disclosure Controls

We evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. This control evaluation was performed under the supervision and with the participation of management, including our CEO and CFO. Disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, or the Exchange Act, such as this Annual Report on Form 10-K is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission, or the SEC. Disclosure controls are also designed to ensure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Based on the controls evaluation, our CEO and CFO have concluded that, subject to the inherent limitations noted below, as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the SEC, and that material information relating to us is made known to management, including the CEO and the CFO, particularly during the time when our periodic reports are being prepared.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2008 based on the guidelines established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2008 to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Ernst & Young LLP, our independent registered public accounting firm, has issued an attestation report regarding its assessment of the Company's internal control over financial reporting as of March 31, 2008, as set forth at the end of Part II, Item 8 of this Annual Report on Form 10-K.

Limitations on Effectiveness of Controls

Our management, including our CEO and CFO, does not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additional controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Changes in Internal Controls over Financial Reporting

There was no change in our internal control over financial reporting during the fourth quarter of fiscal 2008 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Non-Audit Services of Independent Auditors

Sections 201 and 202 of the Sarbanes-Oxley Act of 2002 ("the Act"), signed into law on July 30, 2002, require that all audit services and non-audit services by our independent auditors, Ernst & Young LLP, must be pre-approved by our Audit Committee. Furthermore, the Act prohibits an auditor from performing certain non-audit services for an audit client regardless of the Audit Committee's approval, subject to certain exceptions issued by the Public Company Accounting Oversight Board.

All services performed by Ernst & Young LLP in fiscal 2008 were approved by our Audit Committee, consistent with our internal policy.

ITEM 9B. Other information

None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

The information required by this item with respect to our directors, audit committee and audit committee financial expert is incorporated by reference to the information set forth in our proxy statement for the 2008 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2008. For information pertaining to our executive officers, refer to the "Executive Officers of Quantum Corporation" section of Part I, Item 1 of this Annual Report on Form 10-K.

We have adopted a code of ethics that applies to our principal executive officer and all members of our finance department, including the principal financial officer and principal accounting officer. This code of ethics is posted on our Website. The Internet address for our Website is: http://www.quantum.com, and the code of ethics may be found by clicking "About Us" from the home page, selecting "Investor Relations" and then choosing "Corporate Governance." Copies of the code are available free upon request by a stockholder.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this code of ethics by posting such information on our website, at the address and location specified above.

We have adopted Corporate Governance Principles, which are available on our website at http://www.quantum.com, where they may be found by clicking "About Us" from the home page, selecting "Investor Relations" and then choosing "Corporate Governance." Copies of our Corporate Governance Principles are available free upon request by a stockholder. The charters of our Audit Committee, Leadership and Compensation Committee and Corporate Governance and Nominating Committee are also available on our website at http://www.quantum.com, where they may be found by clicking "About Us" from the home page, selecting "Investor Relations" and then choosing "Corporate Governance." Copies of these committee charters are available free upon request by a stockholder.

ITEM 11. Executive Compensation

The information required by this item is incorporated by reference to the information set forth in our proxy statement for the 2008 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2008.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the information set forth in our proxy statement for the 2008 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2008.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to the information set forth in our proxy statement for the 2008 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2008.

ITEM 14. Principal Accounting Fees and Services

The information required by this item is incorporated by reference to the information set forth in our proxy statement for the 2008 Annual Meeting of Stockholders to be filed with the Commission within 120 days after the end of our fiscal year ended March 31, 2008.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules

Upon written request, we will provide, without charge, a copy of our Annual Report on Form 10-K, including the Consolidated Financial Statements, financial statement schedules and any exhibits for our most recent fiscal year. All requests should be sent to:

Investor Relations
Quantum Corporation
1650 Technology Drive, Suite 800
San Jose, California 95110
(408)944-4450

(a) The following documents are filed as a part of this Report:

1. **Financial Statements**—Our Consolidated Financials Statements are listed in the Index to Consolidated Financial Statements.
2. **Financial Statement Schedules** — Our consolidated valuation and qualifying accounts (Schedule II) financial statement schedule is listed in the Index to Consolidated Financial Statements. All other schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the notes hereto.

(b) **Exhibits**

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
3.1	Amended and Restated Certificate of Incorporation of Registrant.	8-K	001-13449	3.1	August 16, 2007
3.2	Amended and Restated By-laws of Registrant, as amended.	10-K	001-13449	3.2	June 28, 2000
3.4	Certificate of Amendment to Amended and Restated By-laws of Registrant, effective August 23, 2007.	8-K	001-13449	3.1	August 29, 2007
3.5	Certificate of Designation of Rights, Preferences and Privileges of Series B Junior Participating Preferred Stock.	S-3	333-109587	4.7	October 9, 2003
4.1	Amended and Restated Preferred Shares Rights Agreement between the Registrant and Harris Trust and Savings Bank.	S-4/A	333-75153	4.1	June 10, 1999
4.2	First Amendment to the Amended and Restated Preferred Shares Rights Agreement and Certification Of Compliance With Section 27 Thereof, dated as of October 28, 2002.	10-Q	001-13449	4.1	November 13, 2002
4.3	Second Amendment to the Amended and Restated Preferred Shares Rights Plan, dated November 1, 2006.	8-K	001-13449	4.1	November 6, 2006
4.4	Stockholder Agreement, dated as of October 28, 2002, by and between Registrant and Private Capital Management.	10-Q	001-13449	4.2	November 13, 2002
4.5	Indenture, dated as of July 30, 2003, between Registrant and U.S. Bank National Association, related to the Registrant's convertible debt securities	S-3	333-109587	4.1	October 9, 2003
10.1	Form of Indemnification Agreement between Registrant and the Named Executive Officers and Directors. *	8-K	001-13449	10.4	April 4, 2007
10.2	Form of Amended and Restated Officer Change of Control Agreement between Registrant and the Executive Officers (other than the Chief Executive Officer). *	8-K	001-13449	10.4	November 15, 2007
10.3	Form of Amended and Restated Chief Executive Officer Change of Control Agreement, between Registrant and the Chief Executive Officer. *	8-K	001-13449	10.3	November 15, 2007
10.4	Form of Amended and Restated Director Change of Control Agreement, between Registrant and the Directors. (Other than the Chairman and the CEO) *	8-K	001-13449	10.5	November 15, 2007
10.5	Amended and Restated 1993 Long-Term Incentive Plan effective November 10, 20067. *	8-K	001-13449	10.1	November 15, 2007
10.6	1993 Long-Term Incentive Plan Form of Restricted Stock Unit Agreement. *	8-K	001-13449	10.3	March 3, 2006
10.7	1993 Long-Term Incentive Plan Form of Stock Option Agreement. *	Schedule TO	005-35818	99(d)(5)	June 4, 2001
10.8	Amended and Restated Nonemployee Director Equity Incentive Plan effective November 10, 2007. *	8-K	001-13449	10.2	November 15, 2007

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
10.9	Form of Director Grant Agreement under the Amended and Restated Nonemployee Director Equity Incentive Plan, effective November 10, 2007. *	8-K	001-13449	10.2	August 23, 2007
10.10	Amended Employee Stock Purchase Plan. *	8-K	001-13449	10.3	August 23, 2007
10.11	Termination Agreement and General Release of All Claims, dated March 17, 2007, between Registrant and Howard L. Matthews III. *	8-K	001-13449	10.1	March 22, 2007
10.12	Employment Offer Letter, dated August 31, 2006, between Registrant and William C. Britts. *	8-K	001-13449	10.1	September 7, 2006
10.13	Employment Offer Letter, dated August 28, 2006, between Registrant and Jon W. Gacek. *	8-K	001-13449	10.3	September 7, 2006
10.14	Change of Control Agreement, dated as of May 14, 1999, between ADIC and William C. Britts. *	8-K	001-13449	10.1	September 7, 2006
10.15	Change of Control Agreement, dated November 5, 1999, between ADIC and Jon W. Gacek. *	8-K	001-13449	10.1	July 25, 2006
10.16	Offer Letter, dated May 25, 2007, between Registrant and Joseph A. Marengi. *	8-K	001-13449	10.1	May 25, 2007
10.17	Transaction Bonus and Severance Protection Agreement, dated January 4, 2005, between Certance, LLC and Howard L. Matthews III. *	8-K	001-13449	10.3	June 2, 2005
10.18.	Senior Secured Credit Agreement, dated July 12, 2007, by and among the Registrant, Credit Suisse, as Collateral Agent, Administrative Agent, Swing Line Lender and an L/C Issuer, and the other Lenders party thereto.	10-Q	001-13449	10.8	August 9, 2007
10.19	Security Agreement, dated July 12, 2007, among the Registrant and the other Grantors referred to therein.	10-Q	001-13449	10.9	August 9, 2007
10.20	Stock Purchase Agreement, dated July 1, 2007, between Registrant and Benchmark Electronics Netherlands Holding B.V.	10-Q	001-13449	10.7	August 9, 2007
10.21	Offer Letter of Mr. Bruce A. Pasternack, dated July 12, 2007 *	8-K	001-13449	10.1	July 18, 2007
10.22	Offer Letter of Mr. Dennis P. Wolf, dated July 12, 2007 *	8-K	001-13449	10.2	July 18, 2007

Exhibit Number	Exhibit Description	Incorporated by Reference Form	File No.	Exhibit(s)	Filing Date
10.23	Agreement for Purchase and Sale of Real Property, dated as November 18, 2005, among Registrant, SELCO Service Corporation and CS/Federal Drive LLC, as amended by Amendments 1 through 6.	8-K	001-13449	10.1	February 10, 2006
10.24	Lease Agreement, dated February 6, 2006, between Registrant and CS/Federal Drive AB LLC (for Building A).	8-K	001-13449	10.2	February 10, 2006
10.25	Lease Agreement, dated February 6, 2006, between Registrant and CS/Federal Drive AB LLC (for Building B).	8-K	001-13449	10.3	February 10, 2006
10.26	Lease Agreement, dated February 6, 2006, between Registrant and CS/Federal Drive AB LLC (for Building C).	8-K	001-13449	10.4	February 10, 2006
10.27	Patent Cross License Agreement, dated February 27, 2006, between Registrant and Storage Technology Corporation.	8-K	001-13449	10.1	March 3, 2006
10.28	Agreement and Plan of Merger by and among Registrant, Agate Acquisition Corp. and Advanced Digital Information Corporation, dated May 2, 2006.	8-K	001-13449	2.1	May 5, 2006
10.29	Form of Voting Agreement entered into with certain Directors and Officers, dated May 2, 2006.	8-K	001-13449	10.1	May 5, 2006
10.30	Particulars and Conditions of Sale between Quantum Perepheral Products (Ireland) Limited (as Vendor) and Ronan Egan (in Trust) (as Purchaser).	8-K	001-13449	10.1	May 9, 2006
10.31	License Agreement, between Quantum Perepheral Products (Ireland) Limited (as Licensee) and Ciaran O' Donoghue and Nuiall O' Donoghue (as Licensor).	8-K	001-13449	10.2	May 9, 2006
10.32	Amended and Restated Agreement and Plan of Merger and Reorganization dated as of October 3, 2000 by and among Registrant, Maxtor Corporation, Insula Corporation and Hawaii Corporation (excluding exhibits).	10-Q	001-13449	10.1	February 14, 2001
10.33	Tax Sharing and Indemnity Agreement by and among Registrant, Maxtor Corporation and Insula Corporation, dated April 2, 2001.	8-K	001-13449	10.1	December 29, 2004
10.34	Mutual General Release and Global Settlement Agreement, dated as of December 23, 2004, between Maxtor Corporation and Registrant.	10-Q	001-13449	10.4	February 2, 2005

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit(s)	Filing Date
10.35	Agreement and Plan of Merger, dated as of October 20, 2004, among Registrant, Certance Holdings, an exempted company organized under the laws of the Cayman Islands, New SAC, an exempted company organized under the laws of the Cayman Islands and the principal stockholder of Certance, and Quartz Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Registrant.	8-K	001-13449	10.1	October 25, 2004
10.36	Letter Agreement, dated December 19, 2005, between Registrant and New SAC.	8-K	001-13449	10.1	December 22, 2005
10.37	Offer Letter, dated August 20, 2007, between Registrant and Paul Auvil. *	8-K	001-13449	10.1	August 29, 2007
12.1	Ratio of Earnings to Fixed Charges. ‡				
21	Quantum Subsidiaries. ‡				
23.1	Consent of Independent Registered Public Accounting Firm. ‡				
24	Power of Attorney (see signature page).				
31.1	Certification of the Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002. ‡				
31.2	Certification of the Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002. ‡				
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley act of 2002. †				
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley act of 2002. †				

* Indicates management contract or compensatory plan, contract or arrangement.

‡ Filed herewith.

† Furnished herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANTUM CORPORATION

/s/ JON W. GACEK

Jon W. Gacek
Executive Vice President and
Chief Financial Officer

Dated: June 13, 2008

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard E. Belluzzo and Jon W. Gacek, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons in the capacities and on June 13, 2008.

Signature	Title
/s/ RICHARD E. BELLUZZO Richard E. Belluzzo	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
/s/ JON W. GACEK Jon W. Gacek	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ PAUL R. AUVIL III Paul R. Auvil III	Director
/s/ MICHAEL A. BROWN Michael A. Brown	Director
/s/ THOMAS S. BUCHSBAUM Thomas S. Buchsbaum	Director
/s/ EDWARD M. ESBER, JR. Edward M. Esber, Jr	Director
/s/ ELIZABETH A. FETTER Elizabeth A. Fetter	Director
/s/ JOSEPH A. MARENGI Joseph A. Marengi	Director
/s/ BRUCE A. PASTERNACK Bruce A. Pasternack	Director
/s/ DENNIS P. WOLF Dennis P. Wolf	Director

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302(a)
OF THE SARBANES-OXLEY ACT OF 2002

I, Richard E. Belluzzo, certify that:

1) I have reviewed this annual report on Form 10-K of Quantum Corporation;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)4 and 15d-15(e)4) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5) The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: June 13, 2008

/s/ RICHARD E. BELLUZZO
Richard E. Belluzzo
Chairman and
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Jon W. Gacek, certify that:

1) I have reviewed this annual report on Form 10-K of Quantum Corporation;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision; to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5) The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 13, 2008

/s/ JON W. GACEK

Jon W. Gacek
Executive Vice President and
Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Richard E. Belluzzo, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Quantum Corporation, on Form 10-K for the year ended March 31, 2008 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Quantum Corporation.

Date: June 13, 2008

QUANTUM CORPORATION

/s/ RICHARD E. BELLUZZO
Richard E. Belluzzo
Chairman and
Chief Executive Officer

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Jon W. Gacek, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Quantum Corporation, on Form 10-K for the year ended March 31, 2008 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Quantum Corporation.

Date: June 13, 2008

QUANTUM CORPORATION

/s/ JON W. GACEK

Jon W. Gacek
Executive Vice President and
Chief Financial Officer

Quantum.

Quantum Corporation

1650 Technology Drive, Suite 800

San Jose, CA 95110 U.S.A.

www.quantum.com

END